As confidentially submitted to the United States Securities and Exchange Commission on October 28, 2022.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

SR Bancorp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6036	Being applied for
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

220 West Union Avenue

Bound Brook, New Jersey 08805

(732) 560-1700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William P. Taylor

Chairman and Chief Executive Officer

220 West Union Avenue

Bound Brook, New Jersey 08805

(732) 560-1700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Gorman, Esq. Marc P. Levy, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Edward G. Olifer, Esq. Stephen F. Donahoe, Esq. Kilpatrick Townsend & Stockton LLP 607 14th Street Suite 900 Washington, DC 20005

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

[LOGO]

SR Bancorp, Inc.

(Proposed Holding Company for Somerset Savings Bank, SLA)

Up to 9,487,500 Shares of Common Stock Offered to the Public

and up to 5,251,592 Shares to Be Issued to Regal Bancorp, Inc. Shareholders

This is the initial public offering of shares of common stock of SR Bancorp, Inc., a Maryland corporation. SR Bancorp is offering its shares in connection with the mutual to stock conversion of Somerset Savings Bank, SLA. We expect that our shares of common stock will be listed on the Nasdaq Capital Market under the symbol “SRBK.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

We are offering our shares of common stock for sale on a priority basis in a subscription offering and, if necessary, in a community and/or syndicated community offering. In addition to the shares we are offering to our certain eligible depositors, our tax-qualified benefit plans and to the public in our initial public offering, we will be issuing shares of our common stock to shareholders of Regal Bancorp, Inc. in connection with the Merger of Regal Bancorp with and into SR Bancorp. Regal Bancorp shareholders may elect to exchange their shares of Regal Bancorp common stock for either $19.30 in cash or 1.93 shares of SR Bancorp common stock, or a mix of both, subject to the election and proration procedures set forth in the Merger Agreement designed to ensure that 80% of the outstanding shares of Regal Bancorp common stock will be converted to SR Bancorp common stock (or 90% if SR Bancorp sells more than 8,250,000 shares in the offering). Based on the 3,023,369 shares of Regal Bancorp common stock outstanding at June 30, 2022 and assuming that 90% of such shares are converted into SR Bancorp common stock, 5,251,592 shares of SR Bancorp common stock will be issued to Regal Bancorp shareholders in the merger. Regal Bancorp shareholders will receive a separate proxy statement explaining the Merger in more detail. If we are unable to complete our public offering, we will terminate the Merger. Additionally, we will contribute up to $948,750 in cash and up to 474,375 shares of SR Bancorp stock, which, together, represents 6.0% of the value of the common stock issued in the offering, to Somerset Regal Charitable Foundation, Inc. (“Somerset Regal Charitable Foundation”), a charitable foundation to be formed in connection with the initial public offering.

We are offering up to 9,487,500 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 7,012,500 shares to complete the offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, the independent appraiser determines our market value has increased, we may sell up to 10,910,625 shares without giving you further notice or the opportunity to change or cancel your order.

The subscription offering is scheduled to terminate at 2:00 p.m., Eastern time, on [offering deadline]. We may extend this termination date without notice to you until [extension date]. Funds received before completion of the offering will be maintained in a segregated account at Somerset Savings Bank, SLA. All subscriptions received will earn interest at our passbook savings rate, which is currently 0.05% per annum.

The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the stock offering is terminated or extended beyond [extension date]. If we extend the stock offering beyond [extension date], we will give subscribers an opportunity to change, cancel or maintain their stock orders. If we terminate the stock offering because we fail to sell the minimum number of shares, or for any other reason, we will promptly return your funds with interest at our passbook savings rate.

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering. All shares offered for sale are offered at a price of $10.00 per share.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 19.

OFFERING SUMMARY

Price Per Share: $10.00

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares offered for sale	7,012,500	8,250,000	9,487,500	10,910,625
Number of shares to be issued to Regal Bancorp shareholders	4,668,082	4,668,082	5,251,592	5,251,592
Gross offering proceeds(1)	$70,125,000	$82,500,000	$94,875,000	$109,106,250
Estimated offering expenses, excluding selling agent fees and expenses(1)(2)	$2,152,000	$2,152,000	$2,152,000	$2,152,000
Selling agent fees and expenses(1)	$931,250	$1,055,000	$1,178,750	$1,321,063
Estimated net proceeds	$67,041,750	$79,293,000	$91,544,250	$105,633,187
Estimated net proceeds per share(3)	$9.56	$9.61	$9.65	$9.68

(1)

See “The Conversion and Stock Offering—Plan of Distribution; Selling Agent and Underwriter Compensation” for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for the stock offering and the compensation to be received by Keefe, Bruyette & Woods, Inc. and the other broker-dealers that may participate in any syndicated community offering.

(2)	Excludes records agent fees and expenses payable to Keefe, Bruyette & Woods, Inc., which are included in estimated offering expenses. See “The Conversion and Stock Offering—Records Management.”
(3)	Calculation does not include the impact of shares to be issued to shareholders of Regal Bancorp, Inc.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

For assistance, please contact our Stock Information Center at (    )     -   .

[KBW LOGO]

The date of this prospectus is [Prospectus Date]

SOMERSET SAVINGS

NEW JERSEY
NEW YORK
Manhattan
Brooklyn
Roseland
Livingston
West Orange
Florham Park
Summit
Millburn
Springfield
Whitehouse
Somerville
Bound Brook
Middlesex
Raritan
Manville
Somerset
Flemington
287
80
95
78

Somerset Savings Bank Offices

Bound Brook
(Headquarters)
220 West Union Avenue

Flemington
141 Broad Street

Manville
41 South Main Street

Middlesex
1305 Bound Brook Road

Raritan
802 Somerset Street

Somerville
64 West End Avenue

Whitehouse
410 Route 22 West

Regal Bank Offices

Livingston
(Headquarters)
570 West Mt. Pleasant Avenue

Livingston
66 W Mount Pleasant Avenue

Roseland
180 Eagle Rock Avenue

Florham Park
30 Columbia Turnpike

Millburn
290 Millburn Avenue

West Orange
641 Eagle Rock Avenue

Summit
360 Springfield Avenue

Somerset
464B Elizabeth Avenue

Springfield
899 Mountain Avenue

Somerville
151 N Adamsville Road

NEW JERSEY

i

SUMMARY

This summary highlights material information from this document and may not contain all the information that is important to you. To understand the conversion, the stock offering and the merger fully, you should read this entire prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements. For assistance, please call our Stock Information Center [toll free] at (     )     -   .

THE COMPANIES

SR Bancorp, Inc.

Somerset Savings Bank, SLA

220 West Union Avenue

Bound Brook, New Jersey 08805

(732) 560-1700

SR Bancorp, Inc. (“SR Bancorp”) is a new Maryland corporation that was formed by Somerset Savings Bank, SLA (“Somerset Savings Bank”) to be the holding company of Somerset Savings Bank upon completion of its conversion from the mutual to stock form of organization. SR Bancorp has had no operations to date and has never issued any capital stock. This stock offering is being made by SR Bancorp. Upon completion of the conversion and stock offering, SR Bancorp will own all of Somerset Savings Bank’s capital stock.

Somerset Savings Bank is a New Jersey-chartered mutual savings association that operates from seven branches in Hunterdon, Middlesex and Somerset Counties, New Jersey. Somerset Savings Bank offers a variety of deposit and loan products to individuals and small businesses, most of which are located in our primary market. The acquisition of Regal Bancorp, Inc. (“Regal Bancorp”) and its wholly owned subsidiary, Regal Bank, will expand our market presence into Essex, Morris and Union Counties, New Jersey and enhance our market presence in Somerset County, New Jersey. At June 30, 2022, Somerset Savings Bank had total assets of $648.6 million, deposits of $522.1 million and total equity of $118.2 million. As part of this transaction, Somerset Savings Bank will convert its charter to a New Jersey-chartered commercial bank named Somerset Regal Bank.

Our executive offices are located at 220 West Union Avenue, Bound Brook, New Jersey 08805. Our telephone number at this address is (732) 560-1700.

Our website address is www.somersetsavings.com. Information on our website should not be considered a part of this prospectus.

Merger with Regal Bancorp

On July 25, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SR Bancorp will merge with Regal Bancorp, a New Jersey corporation and sole shareholder of Regal Bank, a New Jersey chartered commercial bank headquartered in Livingston, New Jersey that was chartered in 2007, with SR Bancorp as the surviving entity. Regal Bank is a full-service commercial bank that serves the banking needs of small to medium-sized businesses, professional entities, and individuals primarily in its market area of Essex, Hudson, Morris, Somerset and Union Counties, New Jersey. Regal Bank’s primary business is offering a variety of insured deposit accounts and using such funds as well as borrowings to originate commercial mortgage loans. At June 30, 2022, Regal Bancorp had total consolidated assets of $538.2 million, deposits of $473.7 million and total equity of $47.8 million.

Immediately following the offering, SR Bancorp will merge with Regal Bancorp (the “Merger”) and Somerset Savings Bank will merge with Regal Bank with Somerset Savings Bank as the surviving entity, which will operate under the name Somerset Regal Bank, as the surviving entity. In connection with the Merger, Regal Bancorp’s shareholders will be given the opportunity to exchange their shares of Regal Bancorp common stock for $19.30 in cash or 1.93 shares of SR Bancorp common stock, or a mix of both, subject to the election and proration procedures set forth in the Merger Agreement. The aggregate deal cost of the Merger is approximately $58.4 million. Approximately $5.8 million of the stock offering proceeds will be used to fund the cash portion of the merger consideration. Assuming 5,251,592 shares of SR Bancorp common stock are issued to Regal Bancorp shareholders in the Merger, such shareholders will own between 38.8% and 31.4% of the total outstanding shares of SR Bancorp common stock, at the minimum and adjusted maximum of the offering range, respectively. The purchase of shares of stock in the initial public offering will constitute approval as a shareholder of the Merger and Merger Agreement.

In connection with the Merger, the Executive Chairman of the Board of Directors of Regal Bancorp, David M. Orbach, and two other current Regal Bancorp board members, will join the Boards of Directors of SR Bancorp and Somerset Regal Bank upon completion of the Merger. Mr. Orbach will serve as Executive Chairman of the Board of Directors of SR Bancorp and as Executive Vice Chairman of the Board of Directors of Somerset Regal Bank. William P. Taylor will continue as Chief Executive Officer and Chairman of the Board of Directors of Somerset Regal Bank and will serve as Chief Executive Officer and a director of SR Bancorp. Christopher J. Pribula will continue as President, Chief Operating Officer and a director of Somerset Regal Bank and SR Bancorp. In addition, Messrs. Orbach, Taylor and Pribula entered into employment agreements with SR Bancorp and Somerset Savings Bank at the time of execution of the Merger Agreement, which will become effective as of the closing of the Merger.

The Merger will increase the combined banks’ deposit base and its loan portfolio, provide Somerset Savings Bank with greater commercial lending expertise and access to commercial loan customers and provide Regal Bank with greater residential lending expertise and access to residential loan customers.

Our Business Strategy

The business strategy of the combined entity is to operate and grow a profitable community-oriented financial institution. The combined entity plans to achieve this by:

•

leveraging the residential lending expertise of Somerset Savings Bank and the commercial lending expertise of Regal Bank to pursue new opportunities to increase lending in our primary market area and expand its existing loan relationships;

•	continuing to use prudent underwriting practices to maintain the high quality of its loan portfolio;

•	increasing transaction deposit account and deposit balances;

•	building profitable business and consumer relationships through enhanced product offerings and by continuing to provide superior customer service;

•	continuing to leverage technology to maintain efficient operations and enhance customer service; and

•	expanding our franchise through acquisitions (including the Merger with Regal Bancorp) and other possible transactions in its primary market area.

Market Area

We are headquartered in Bound Brook, New Jersey. We operate seven full-service branch offices throughout Hunterdon, Middlesex and Somerset Counties, New Jersey. Regal Bank operates ten branches in Essex, Morris, Somerset and Union Counties, New Jersey. We currently consider our New Jersey market area to include the counties of Hunterdon, Middlesex and Somerset. The acquisition of Regal Bancorp will expand our market presence into Essex, Morris and Union Counties and enhance our market presence in Somerset County. The economy in this market area has benefitted from being varied and diverse, with a broad economic base. Employment in service industries, education, healthcare and social services account for the largest employment sectors, with pharmaceutical, financial services and retail companies among the largest employers in the primary market area served by Somerset Savings Bank and Regal Bank. Population and household data indicate that the market areas served by Somerset Savings Bank and Regal Bank are a mix of urban and suburban markets, with Middlesex County as the most populous county with a total 2022 population of 861,000, and Hunterdon County as the least populous county with a total 2022 population of 130,000. Income measures indicate that the counties of Hunterdon, Morris and Somerset are relatively affluent markets, with household and per capita income measures above the comparable U.S. and New Jersey measures. Hunterdon, Morris and Somerset Counties maintain higher percentages of households with incomes above $100,000 compared to the U.S. and New Jersey.

Regulation and Supervision

SR Bancorp will be subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Somerset Savings Bank is and will remain subject to regulation by the New Jersey Department of Banking and Insurance (the “NJDBI”) and the Federal Deposit Insurance Corporation (the “FDIC”).

THE STOCK OFFERING

Reasons for the Conversion, Stock Offering and Merger

Somerset Savings Bank’s primary reasons for the conversion and the stock offering are to:

•	raise capital to provide the equity and funds necessary to acquire Regal Bancorp;

•	raise capital to support growth;

•	enhance existing products and services, and support the development of new products and services to support growth and enhance customer service;

•	attract and retain qualified directors, management and employees through equity ownership and stock-based compensation plans;

•	raise capital to make necessary capital investments in facilities and technology to support our internal growth;

•	increase philanthropic endeavors to the communities served by Somerset Regal Bank through the formation and funding of a charitable foundation;

•	facilitate future mergers and acquisitions; and

•	use the additional capital for other general corporate purposes.

The following diagram shows our organizational structure as of June 30, 2022 as a mutual savings association with no shareholders:

After the conversion, offering, charter conversion and Merger are completed, we will be organized as a fully public stock holding company, as follows:

Terms of the Offering

We are offering for sale between 7,012,500 and 9,487,500 shares of SR Bancorp common stock in this offering. The amount of common stock being sold is based on an appraisal of Somerset Savings Bank. With regulatory approval, we may increase the number of shares to be issued by 15% to 10,910,625 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the NJDBI and the FDIC will consider the amount of subscriptions received, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.

The purchase price is $10.00 per share. You will not pay a commission to buy any shares in the offering. Keefe, Bruyette & Woods, Inc. (“KBW”), our financial advisor in connection with the conversion, will use its best efforts to assist us in selling our shares of common stock, but KBW is not obligated to purchase any shares in the offering.

How We Determined the Offering Range and the $10.00 Purchase Price

Our decision to offer between 7,012,500 and 9,487,500 shares, which is our offering range, is based on an independent appraisal of our pro forma market value prepared by RP Financial, LC (“RP Financial”), an appraisal firm experienced in appraisals of financial institutions. RP Financial is of the opinion that as of September 19, 2022, the estimated pro forma market value of the common stock offering of SR Bancorp was $82.5 million. Based on shares to be issued in the conversion and applicable regulations, this market value forms the midpoint of an offering range with a minimum of $70.1 million and a maximum of $94.9 million.

Our Board of Directors determined that the common stock should be sold at $10.00 per share. The $10.00 per share price was selected primarily because it is the price most commonly used in stock conversion offerings by savings banks. Therefore, based on the valuation range, the number of shares of SR Bancorp common stock that will be sold in the offering will range from 7,012,500 shares to 9,487,500 shares. If demand for the shares or market conditions warrant, our appraised value can be increased by up to 15%, which would result in an offering of $109.1 million and an offering of 10,910,625 shares of common stock.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our consolidated financial statements, as well as the impact of the Merger and the impact of the contribution of shares of SR Bancorp and cash to Somerset Regal Charitable Foundation. RP Financial also considered the following factors, among others:

•

our historical, present and projected operating results and financial condition and the economic and demographic characteristics of our market area on a combined basis factoring in completion of the Merger;

•	the effect of the capital raised in the offering on our net worth and earnings potential; and

•

a comparative evaluation of the operating and financial statistics of Somerset Savings Bank with a peer group of 10 publicly traded savings banks and savings bank holding companies that RP Financial considers comparable to SR Bancorp on a pro forma basis.

The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market. Unless otherwise indicated, total assets are as of June 30, 2022.

Company Name	Ticker Symbol	Headquarters	Total Assets
			(Dollars in millions)
Affinity Bancshares, Inc.	AFBI	Covington, GA	$767
ESSA Bancorp, Inc.	ESSA	Stroudsburg, PA	1,846
HMN Financial, Inc.	HMNF	Rochester, MN	1,082
Home Federal Bancorp, Inc. of Louisiana	HFBL	Shreveport, LA	590
IF Bancorp, Inc.	IROQ	Watseka, IL	858
HV Bancorp, Inc.	HVBC	Doylestown, PA	571
Magyar Bancorp, Inc.	MGYR	New Brunswick, NJ	791
Northeast Community Bancorp, Inc.	NECB	White Plains, NY	1,222
Provident Bancorp, Inc.	PVBC	Amesbury, MA	1,788
William Penn Bancorporation	WMPN	Bristol, PA	880

In determining the valuation, RP Financial considered adjustments to the pro forma market value based on a comparison of SR Bancorp with the peer group. RP Financial advised the Board of Directors that the valuation conclusion included the following adjustments relative to the peer group:

RP Financial considered adjustments to the pro forma market value based on a comparison of SR Bancorp with the peer group. RP Financial advised the Board of Directors that the valuation analysis took into consideration that relative to the peer group a slight downward adjustment was applied for profitability, growth and viability of earnings and a slight downward adjustment was applied for marketing of the issue. Additionally, RP Financial made slight upward adjustments for SR Bancorp’s financial condition and asset growth in comparison to the peer group’s characteristics for those valuation parameters. RP Financial made no adjustments for primary market area, dividends, liquidity of the shares, management and the effect of government regulations and regulatory reform.

The downward adjustment applied for profitability, growth and viability of earnings took into consideration SR Bancorp’s lower return on average assets ratio and less favorable efficiency ratio. The downward adjustment for marketing of the issue took into consideration the decline in the broader stock market, which included a general selloff in financial shares. The upward adjustment applied for financial condition was due to SR Bancorp’s more favorable credit quality measures, greater balance sheet liquidity and stronger pro forma capital position. The upward adjustment applied for asset growth was due to SR Bancorp’s stronger historical asset growth as the result of the acquisition of Regal Bancorp and greater leverage capacity as the result of the capital that will be raised in the offering.

The independent appraisal will be updated before we complete the conversion. If the pro forma market value of the common stock offering at that time is either below $70.1 million or above $109.1 million, then SR Bancorp, after consulting with the Federal Reserve, may terminate the plan of conversion and return all funds promptly with interest; extend or hold a new subscription or community offering, or both; establish a new offering range and commence a resolicitation of subscribers; or take such other actions as may be permitted by the Federal Reserve and the Securities and Exchange Commission. If we resolicit subscribers in this instance, then all funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest.

Two measures that investors use to analyze an issuer’s stock are the ratio of the offering price to the issuer’s tangible book value and the ratio of the offering price to the issuer’s annual net income. RP Financial considered these ratios, among other factors, in preparing its appraisal. Tangible book value is the same as total equity, less intangible assets.

The following table presents a summary of selected pricing ratios for the peer group companies and for SR Bancorp that RP Financial used in its appraisal. The ratios for SR Bancorp are based on pro forma core earnings for the 12 months ended June 30, 2022 including the Merger and pro forma book value as of June 30, 2022, including the Merger. The ratios for the peer group are based on estimated core earnings for the 12 months ended June 30, 2022 and book value as of June 30, 2022 (using stock prices as of September 19, 2022).

	Price to Earnings Multiple	Price to Book Value Ratio	Price to Tangible Book Value Ratio
SR Bancorp (pro forma):
Minimum	16.22x	54.05%	59.35%
Midpoint	17.95x	57.11%	62.42%
Maximum	20.11x	60.86%	66.14%
Adjusted Maximum	22.06x	63.69%	68.92%
Peer group companies as of September 19, 2022:
Average	12.80x	99.51%	102.24%
Median	12.29x	95.69%	103.32%

Compared to the median pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at a premium of 63.6% to the peer group on a price-to-earnings basis, a discount of 36.4% to the peer group on a price-to-book basis, and a discount of 36.0% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group based on a core earnings per share basis and less expensive than the peer group based on a book value per share basis and a tangible book value per share basis.

The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the offering. Furthermore, the pricing ratios presented in the appraisal were used by RP Financial to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

How We Will Use the Proceeds of this Offering

The following table summarizes how we will use the proceeds of this offering, based on the sale of shares at the minimum and maximum of the offering range.

(Dollars in thousands)	7,012,500 Shares at $10.00 per Share	9,487,500 Shares at $10.00 per Share
Gross offering proceeds	$70,125	$94,875
Less: offering expenses	(3,083)	(3,331)

Net offering proceeds	$67,042	$91,544
Less:
Proceeds contributed to Somerset Savings Bank	(33,521)	(45,772)
Proceeds used for loan to employee stock ownership plan	(5,891)	(7,970)
Proceeds contributed to Somerset Regal Charitable Foundation	(701)	(949)
Cash needed to pay cash portion of merger consideration	(11,670)	(5,835)

Proceeds remaining for SR Bancorp	$15,259	$31,018

Initially, SR Bancorp intends to invest the proceeds it retains in short-term liquid investments. In the future, SR Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Somerset Regal Bank intends to invest the proceeds it receives for investment in short-term liquid investments and, at a later date, anticipates using a portion of the proceeds it receives to fund new loans, purchase securities and expand its business activities. SR Bancorp and Somerset Regal Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time other than our pending Merger with Regal Bancorp.

Possible Change in the Offering Range

RP Financial will update its appraisal before we complete the offering. If, as a result of demand for the shares, regulatory considerations, or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 10,910,625 shares in the offering without further notice to you. If our pro forma market value of the offering at that time is either below $70.1 million or above $109.1 million, then, after consulting with Federal Reserve, the NJDBI and the FDIC we may:

•	terminate the stock offering and promptly return all funds;

•	set a new offering range and give all subscribers the opportunity to confirm, modify or rescind their purchase orders for shares of SR Bancorp’s common stock; or

•	take such other actions as may be permitted by Federal Reserve, the NJDBI, the FDIC and the Securities and Exchange Commission (the “SEC”).

If we set a new offering range, we will promptly return funds, with interest at 0.05% for funds received in the offering, cancel deposit account withdrawal authorizations and commence a resolicitation. In connection with the resolicitation, we will notify subscribers of their right to place a new stock order for a specified period of time.

Possible Termination of the Offering

We must sell a minimum of 7,012,500 shares to complete the offering. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate and we will cancel deposit account withdrawal authorizations. If we terminate the offering, we will also terminate the Merger.

Conditions to Completing the Offering

We are conducting the offering under the terms of our plan of conversion from mutual to stock form of organization. We cannot complete the offering unless:

•	we sell at least the minimum number of shares offered;

•	we receive approval of our voting members; and

•	we receive the final regulatory approval to complete the offering and to form SR Bancorp to become the bank holding company of Somerset Savings Bank.

Federal Reserve, NJDBI or FDIC approval does not constitute a recommendation or endorsement of an investment in our stock.

We Will Form Somerset Regal Charitable Foundation

To further our commitment to the communities we serve, we intend to establish a charitable foundation to be named “Somerset Regal Charitable Foundation, Inc.” as part of the conversion and stock offering. The charitable foundation will be dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate. Assuming we receive approval of our voting members to establish the charitable foundation, we will contribute cash ranging from $701,250 at the minimum of the valuation range to $1,091,063 at the adjusted maximum of the valuation range and shares of our common stock (which, together, represents 6.0% of the value of the common stock issued in the offering). The number of shares contributed to our charitable foundation will range from 350,625 shares at the minimum of the valuation range to 545,531 shares at the adjusted maximum of the valuation range, which shares will have a value of $3.5 million at the minimum of the valuation range and $5.5 million at the adjusted maximum of the valuation range, based on the $10.00 per share offering price. As a result of the issuance of shares and the contribution of cash to the charitable foundation, we will record an after-tax expense of approximately $3.2 million at the minimum of the valuation range and of approximately $4.9 million at the adjusted maximum of the valuation range, during the quarter in which the conversion and offering are completed.

Issuing shares of common stock to the charitable foundation will:

•	dilute the voting interests of purchasers of shares of our common stock in the stock offering; and

•

result in an expense, and a reduction in earnings, during the quarter in which the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.

The establishment and funding of the charitable foundation has been approved by the Board of Directors of SR Bancorp and Somerset Savings Bank and is subject to approval by Somerset Savings Bank’s voting members. If the voting members do not approve the charitable foundation, we may, in our discretion, complete the conversion and offering without the inclusion of the charitable foundation and without resoliciting subscribers. We may also determine, in our discretion, not to complete the conversion and offering if the voting members do not approve the establishment and funding of the charitable foundation.

The amount of common stock that we would offer for sale would be greater if the offering were to be completed without the formation of Somerset Regal Charitable Foundation. For a further discussion of the financial impact of the charitable foundation, including its effect on those who purchase shares in the offering and on the shares issued to shareholders of SR Bancorp, see “Risk Factors—The Contribution to the Charitable Foundation Will Dilute Your Ownership Interest and Adversely Affect Net Income in 2023” and “Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation.”

Benefits of the Offering to Management and Potential Dilution to Shareholders Following the Conversion

We intend to adopt the benefit plans described below, which will result in additional compensation expense. The actual expense will depend on the market value of SR Bancorp’s common stock. As indicated under “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger,” based upon assumptions set forth therein, the annual pre-tax expense related to the employee stock ownership plan and the stock-based benefit plan (including stock options and stock awards) would be $459,000 and $2.0 million, respectively, assuming shares are sold in the offering at the adjusted maximum of the offering range and shares have a value of $10.00 per share. See “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger” for a detailed analysis of the expenses of each of these plans.

Employee Stock Ownership Plan. We intend to establish an employee stock ownership plan that will purchase shares equal to 8.0% of the total shares of common stock issued in the stock offering, including shares contributed to the charitable foundation, or 796,950 shares of common stock, assuming we sell the maximum number of the shares in the offering. This plan is a tax-qualified retirement plan for the benefit of all our employees. Purchases by the employee stock ownership plan will be included in determining whether the required minimum number of shares has been sold in the offering. The employee stock ownership plan will use the proceeds from a 20-year loan from SR Bancorp to purchase these shares. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. Assuming the employee stock ownership plan purchases 796,950 shares in the offering, we will recognize additional pre-tax compensation expense of $8.0 million over a 20-year period, assuming the shares of common stock have a fair market value of $10.00 per share. If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly. See “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger” for an illustration of the effects of this plan.

Stock-Based Benefit Plan. In addition to shares purchased by the employee stock ownership plan, we intend to grant stock options and stock awards under one or more stock-based benefit plans that we intend to implement no sooner than six months after the completion of the conversion and offering. Shareholder approval of these plans will be required. If adopted within 12 months following the completion of the conversion, the stock-based benefit plan will reserve shares of restricted stock and stock options equal to 4.0% and 10.0% of the shares issued in the offering, respectively, including shares contributed to our charitable foundation, or up to 398,475 shares and 996,188 shares of common stock at the maximum of the offering range, respectively, for awards to employees and directors, at no cost to the recipients. If the stock-based benefit plan is adopted after one year from the date of the completion of the conversion, the 4.0% and 10.0% limitations described above will no longer apply. We have not yet determined whether we will present any such plan for shareholder approval before or after 12 months following the completion of the conversion.

The following additional restrictions would apply to our stock-based benefit plan only if such plan is adopted within one year after the conversion and offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and shares of restricted common stock authorized under the plan;

•	no non-employee director may receive more than 5% of the options and shares of restricted common stock authorized under the plan;

•	no individual may receive more than 25% of the options and shares of restricted common stock authorized under the plan;

•	options and shares of restricted common stock may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Somerset Regal Bank or SR Bancorp.

The following table summarizes the stock benefits that our officers, directors and employees may receive following the conversion, at the adjusted maximum of the offering range and assuming that our employee stock ownership plan purchases 8.0% of the common stock issued in the offering (including shares contributed to the charitable foundation) and that we implement a stock-based benefit plan granting options to purchase 10.0% of the total shares of common stock of SR Bancorp issued in connection with the offering (including shares contributed to the charitable foundation) and awarding shares of restricted common stock equal to 4.0% of the total shares of common stock of SR Bancorp issued in connection with the offering (including shares contributed to the charitable foundation).

Plan	Individuals Eligible to Receive Awards	As a Percent of Common Stock Outstanding	Value of Benefits Based on Adjusted Maximum of Offering Range (Dollars in Thousands)
Employee stock ownership plan	All employees	5.49%	$9,165
Stock awards	Directors, officers and employees	2.74	4,582
Stock options	Directors, officers and employees	6.86	5,396	(1)

Total		15.09%	$19,143

(1)

The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. Fair value is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $4.71 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0%; an expected option life of 10 years; a risk free interest rate of 2.98%; and a volatility rate of 31.06% based on an index of publicly traded bank and thrift institutions. The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted which may or may not be Black-Scholes.

The value of the shares of common stock will be based on the price per share of our common stock at the time those shares are granted. The following table presents the total value of all shares of common stock to be available for award and issuance under the stock-based benefit plan, assuming the stock-based benefit plan award shares of common stock equal to 4.0% of the common stock issued in the offering, including shares contributed to the charitable foundation, and the shares for the plans are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share.

Share Price	294,525 Shares Awarded at Minimum of Offering Range	346,500 Shares Awarded at Midpoint of Offering Range	398,475 Shares Awarded at Maximum of Offering Range	458,246 Shares Awarded at Maximum of Offering Range, As Adjusted
(In thousands, except share price information)
$ 8.00	2,356	2,772	3,188	3,666
10.00	2,945	3,465	3,985	4,582
12.00	3,534	4,158	4,782	5,499
14.00	4,123	4,851	5,579	6,415

The grant-date fair value of the options granted under the stock-based benefit plan will be based, in part, on the price per share of our common stock at the time the options are granted. The value will also depend on the various assumptions utilized in the option-pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming the stock-based benefit plan awards options equal to 10.0% of the outstanding shares of common stock after completion of the conversion and Merger, including shares contributed to the foundation, assuming the range of market prices for the shares are $8.00 per share to $14.00 per share at the time of the grant. The Black-Scholes option pricing model provides an estimate only of the fair value of the options. The actual value of the options may differ significantly from the value set forth in the table.

Exercise Price	Grant-Date Fair Value Per Option	736,313 Options at Minimum of Offering Range	866,250 Options at Midpoint of Offering Range	996,188 Options at Maximum of Offering Range	1,145,616 Options at Maximum of Offering Range, As Adjusted
(In thousands, except share price information)
$ 8.00	3.77	2,776	3,266	3,756	4,319
10.00	4.71	3,468	4,080	4,692	5,396
12.00	5.65	4,160	4,894	5,628	6,473
14.00	6.59	4,852	5,709	6,565	7,550

Tax Consequences

Somerset Savings Bank and SR Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion, including an opinion that it is more likely than not that the fair market value of the non-transferable subscription rights to purchase the common stock will be zero and, accordingly, no gain or loss will be recognized by members upon the distribution to them of the non-transferable subscription rights to purchase the common stock and no taxable income will be realized by members as a result of the exercise of the nontransferable subscription rights. Somerset Savings Bank and SR Bancorp have also received an opinion of Baker Tilly US, LLP regarding the material New Jersey state tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Somerset Savings Bank, SR Bancorp, or persons eligible to subscribe in the subscription offering. See the section of this prospectus entitled “Taxation” for additional information regarding taxes.

Persons Who Can Order Stock in the Offering

We have granted rights to subscribe for shares of SR Bancorp common stock in a “subscription offering” to the following persons in the following order of priority:

1.	Persons with $50 or more on deposit at Somerset Savings Bank as of the close of business on June 30, 2021 (“Eligible Account Holders”).

2.	The tax-qualified employee benefit plans of Somerset Savings Bank (including our employee stock ownership plan and 401(k) plan).

3.	Persons with $50 or more on deposit at Somerset Savings Bank as of the close of business on [•], 2023 (“Supplemental Eligible Account Holders”).

4.	Persons with a deposit account at Somerset Savings Bank at the close of business on the [Voting Record Date] (“Voting Members”).

If we receive subscriptions for more shares than are to be sold in this stock offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. See “The Conversion and Stock Offering—Subscription Offering and Subscription Rights” for a description of the allocation priorities and procedures.

We may offer shares not sold in the subscription offering to the general public in a “community offering” that can begin concurrently with, during or immediately following the subscription offering. Orders received in the community offering will be subordinate to subscription offering orders. Natural persons who are residents of New Jersey will have first preference to purchase shares in the community offering and remaining shares will be available to the general public. Shares of common stock not purchased in the subscription offering or the community offering may be offered for sale through a “syndicated community offering” managed by KBW. We have the right to accept or reject, in whole or in part, in our sole discretion, orders we receive in the community offering and syndicated community offering.

You May Not Sell or Transfer Your Subscription Rights

Applicable regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights or the shares that you are purchasing. We intend to take legal action, including reporting persons to federal or state agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe you have sold or transferred your subscription rights. On the stock order form, you cannot add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

How to Purchase Common Stock

In the subscription offering and the community offering, you may pay for your shares by:

1.	Personal check, bank check or money order, from the purchaser, made payable directly to SR Bancorp; or

2.

authorizing us to withdraw available funds (without any early withdrawal penalty) from your Somerset Savings Bank deposit account(s), other than checking accounts or individual retirement accounts (“IRAs”). To use funds from accounts with check writing privileges, please submit a check. To use IRA funds, please see “—Using IRA Funds to Purchase Shares in the Offering” below.

Somerset Savings Bank is not permitted to knowingly lend funds (including funds drawn on a Somerset Savings Bank line of credit) to anyone for the purpose of purchasing shares of common stock in the offering. Also, payment may not be made by cash or wire transfer. Additionally, you may not use any type of third party check to pay for shares of common stock.

Checks and money orders will be immediately cashed, so the funds must be available within the account when we receive your original stock order form and check. The funds will be deposited by us into a Somerset Savings Bank segregated account, or at our discretion, at another insured depository institution. We will pay interest at Somerset Savings Bank’s passbook savings rate from the date those funds are processed until completion or termination of the offering. Withdrawals from certificates of deposit at Somerset Savings Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Somerset Savings Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the stock offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the stock offering. If, upon a withdrawal from a certificate of deposit account, the balance falls below the minimum balance requirement, the remaining funds will earn interest at the current passbook savings rate.

You may submit your original stock order form in one of three ways: (1) by mail, using the order reply envelope provided; (2) by paying for overnight courier to the address indicated on the stock order form; or (3) by hand delivery to Somerset Savings Bank’s office, located at 220 West Union Avenue, Bound Brook, New Jersey 08805. Stock order forms may not be hand-delivered to our banking offices. Our banking offices will not have offering materials on hand. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of stock order forms.

Using IRA Funds to Purchase Shares in the Offering

You may be able to subscribe for shares of common stock using funds in your IRA, or other retirement account. If you wish to use some or all of the funds in your Somerset Savings Bank IRA or other retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order, which may require the payment of a one-time and/or annual administrative fee to the independent trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the [offering deadline] offering deadline, for assistance with purchases using your individual retirement account or other retirement account you may have at Somerset Savings Bank or elsewhere. Whether you may use such funds to purchase shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Purchase Limitations

The minimum number of shares of common stock that may be purchased is 25. Generally, no individual, or individuals exercising subscription rights through a single qualifying deposit account held jointly, may purchase more than 25,000 shares ($250,000) of common stock. If any of the following persons purchases shares of common stock, their purchases, when combined with your purchases, cannot exceed 25,000 shares ($250,000) in all categories of the offering, combined:

•	Any person who is related by blood or marriage to you and who lives in your home;

•	Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest;

•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity; and

•	Any other persons who may be your associates or persons acting in concert with you.

We may, in our sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase the maximum purchase limitation to 9.9% of the number of shares sold in the offering, provided that the total number of shares purchased by persons, their associates and those persons with whom they are acting in concert, to the extent such purchases exceed 5% of the shares sold in the offering, shall not exceed, in the aggregate, 10% of the total number of the shares sold in the offering.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are “associates” or “acting in concert.”

Subject to regulatory approval, we may increase or decrease the purchase limitations at any time. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10.0% of the shares issued in the offering, including shares contributed to our charitable foundation, without regard to these purchase limitations.

Delivery of Prospectus

To ensure that each person receives a prospectus at least 48 hours before the deadline for orders for common stock, we may not mail prospectuses any later than five days before such date or hand-deliver prospectuses later than two days before that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or stock order form by means other than U.S. mail. Execution of a stock order form will confirm receipt of delivery of a prospectus in accordance with SEC Rule 15c2-8.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 2:00 p.m., Eastern time, on [expiration date], whether or not we have been able to locate each person entitled to subscription rights.

Once Submitted, Your Stock Purchase Order May Not Be Revoked Except Under Certain Circumstances

Funds that you submit to purchase shares of our common stock in the stock offering will be held in a segregated account until the termination or completion of the offering, including any extension of the expiration date. Because completion of the conversion is subject to the receipt of all required regulatory approvals, including an update of the independent appraisal, among other factors, there may be one or more delays in the completion of the conversion. Any orders that you submit to purchase shares of our common stock in the offering are irrevocable, and you will not have access to subscription funds unless the offering is terminated, or extended beyond [extension date], or the number of shares to be sold in the stock offering is increased to more than 10,910,625 shares or decreased to fewer than 7,012,500 shares.

Purchases and Stock Elections by Directors and Executive Officers

We expect that our directors and executive officers, together with their associates, will subscribe for approximately 114,000 shares, which equals 0.9% of the total shares of SR Bancorp that would be outstanding following the stock offering at the minimum of the offering range, the contribution of shares of SR Bancorp stock to the charitable foundation and the Merger. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the stock offering. Like all of our eligible depositor purchasers, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of conversion. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering.

In addition, Mr. Orbach owns 302,336 shares of Regal Bancorp. If Mr. Orbach chooses to elect shares of SR Bancorp in exchange for his Regal Bancorp stock in the Merger, he could receive a maximum of 583,508 shares of SR Bancorp stock in the Merger, which equals 4.8% of the total shares of SR Bancorp that would be outstanding following the stock offering at the minimum of the offering range, the contribution of shares of SR Bancorp stock to the charitable foundation and the Merger. Similarly, the two additional Regal Bancorp directors who will be appointed to the SR Bancorp Board of Directors may choose to elect shares of SR Bancorp in exchange for their Regal Bancorp stock in the Merger.

Market for SR Bancorp’s Common Stock

We have never issued capital stock and there is no established market for our common stock. We anticipate that our shares of common stock will be listed on the Nasdaq Capital Market under the symbol “SRBK.” KBW currently intends to become a market maker in the common stock, but it is under no obligation to do so.

SR Bancorp’s Dividend Policy

We have not determined whether we will pay dividends on shares of our common stock. After the offering, we will consider a policy of paying regular cash dividends. Our ability to pay dividends will depend on a number of factors, including capital requirements, regulatory limitations, tax considerations, general economic conditions and our operating results and financial condition. Initially, our ability to pay dividends will be limited to the net proceeds of the offering retained by SR Bancorp and earnings from the investment of such proceeds. At the maximum of the offering range, SR Bancorp will retain approximately $31.0 million of the net offering proceeds. Additionally, Somerset Savings Bank could dividend cash to SR Bancorp, subject to regulatory limitations described in more detail in “Our Dividend Policy.”

Restrictions on the Acquisition of SR Bancorp and Somerset Savings Bank

Federal regulations, as well as provisions contained in the certificate of incorporation, articles of incorporation and bylaws of SR Bancorp and Somerset Savings Bank restrict the ability of any person, firm or entity to acquire SR Bancorp, Somerset Savings Bank, or their respective capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Federal Reserve, the FDIC and/or the NJDBI before acquiring in excess of 10% of the voting stock of SR Bancorp or Somerset Savings Bank, as well as a provision in SR Bancorp’s articles of incorporation that provides that any shares acquired in excess of 10% of the voting stock of SR Bancorp would not be entitled to be voted and would not be counted as voting stock in connection with any matters submitted to the shareholders for a vote. Under regulations applicable to the conversion, for a period of three years following completion of the conversion, no person may acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve.

Shares of Regal Bancorp Common Stock Will be Exchanged for $19.30 in Cash or 1.93 shares of SR Bancorp Common Stock, or a Mix of Stock and Cash

Upon the completion of the Merger, shares of Regal Bancorp common stock will automatically be converted, at the election of each Regal Bancorp shareholder, into the right to receive $19.30 in cash or 1.93 shares of SR Bancorp common stock, or a mix of both, subject to the allocation and proration procedures set forth in the Merger Agreement. Pursuant to the Merger Agreement, 80% of Regal Bancorp common stock must be exchanged for SR Bancorp common stock with the remainder being exchanged for cash. If SR Bancorp issues a number of shares of the common stock in its offering that is above the midpoint of the offering, then the stock portion of the merger consideration will be increased to 90%. Based upon the number of issued and outstanding shares of Regal Bancorp’s common stock, and the exchange ratio of 1.93 shares of SR Bancorp common stock for each share of Regal Bancorp common stock, it is expected that 5,251,592 shares of SR Bancorp will be exchanged for Regal Bancorp shares in connection with the Merger, assuming 90% of the outstanding shares of Regal Bancorp are exchanged for stock or 4,668,082 shares of SR Bancorp, assuming 80% of the outstanding shares of Regal Bancorp are exchanged for stock.

Neither SR Bancorp nor Regal Bancorp is making any recommendation as to whether Regal Bancorp shareholders should elect to receive cash or stock in the Merger. The United States federal income tax treatment will depend primarily on whether a shareholder receives SR Bancorp, cash or a combination of both.

Conditions to Completing the Merger

We cannot complete the Merger unless:

•	we receive the approval of the NJDBI and the FDIC;

•	we sell at least the minimum number of shares of common stock in the stock offering;

•	the conversion and offering is approved by regulators and the voting members of Somerset Savings Bank; and

•	Regal Bancorp’s shareholders approve the Merger Agreement.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 7,012,500 shares of common stock, we may take several steps to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

•	increase the purchase limitations;

•	seek regulatory approval to extend the stock offering beyond [extension date], so long as we resolicit subscribers who previously submitted subscriptions in the stock offering; and/or

•

reduce the valuation and offering range, provided that any such extension or reduction will require us to resolicit subscriptions received in the offering and provide subscribers with the opportunity to increase, decrease or cancel their subscriptions.

If we extend the offering past [extension date], all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will cancel your stock order and promptly return your funds with interest for funds received in the subscription and community offering or cancel your deposit account withdrawal authorization. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and checked the box on the stock order form, will be, and, in our sole discretion, some other large purchasers may be, given the opportunity to increase their subscriptions up to then-applicable limit. If the number of shares to be sold in the stock offering is increased to more than 10,910,625 shares or decreased to less than 7,012,500 shares, we will resolicit subscribers, and all funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest.

Delivery of Shares of Common Stock

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors—Risks Related to the Offering—We are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” and “Regulation and Supervision—Emerging Growth Company Status.”

An emerging growth company may elect to use an extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. We have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Important Risks in Owning SR Bancorp, Inc.’s Common Stock

An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these and other risks under “Risk Factors” beginning on page 18, before investing in our common stock. Some of the more significant risks include the following:

•	The COVID-19 pandemic could continue to pose risks to our business, our results of operations and the future prospects of SR Bancorp;

•	Regulatory approvals for the Merger may impose conditions that are not presently anticipated, cannot be met or that could have an adverse effect on the resulting company following the Merger;

•	Somerset Savings Bank may be unable to effectively integrate Regal Bank’s operations;

•	We could potentially recognize goodwill impairment charges after the Merger and conversion;

•	Subscribers who purchase shares in the offering will experience dilution of their investment as a result of the issuance of the merger shares;

•	Unanticipated costs related to the Merger could reduce SR Bancorp’s future earnings;

•

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings;

•

An economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings;

•	The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area;

•	Changes in interest rates or the shape of the yield curve may adversely affect our profitability and financial condition;

•	Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively;

•	New lines of business or new products and services may subject us to additional risks.

•	Almost all of our loans are secured by real estate, and a downturn in the local real estate market could negatively impact our profitability;

•	Our, and Regal Bank’s, reliance on third parties to originate certain loans may negatively impact our financial results if such relationships are discontinued;

•	Because we intend to increase our multi-family and commercial real estate and commercial loan originations, our lending risk will increase;

•	If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease;

•	If our non-performing assets increase, our earnings will be adversely affected;

•	Strong competition within our market area may limit our growth and profitability;

•	We face significant operational risks because the nature of the financial services business involves a high volume of transactions;

•	Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation;

•	Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings;

•	The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses;

•	We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance;

•	Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses;

•	Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations;

•	Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions;

•	Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations;

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We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors;

•	Changes in accounting standards could affect reported earnings;

•	Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results;

•	The future price of the shares of common stock may be less than the $10.00 purchase price per share in the stock offering;

•	Our failure to effectively deploy the net proceeds from the offering may have an adverse effect on our financial performance;

•	Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock;

•	Our stock-based benefit plan will increase our expenses and reduce our income;

•	The implementation of our stock-based benefit plan may dilute your ownership interest;

•	Various factors may make takeover attempts more difficult to achieve;

•	There may be a limited trading market in our shares of common stock, which would hinder your ability to sell our common stock and may lower the market price of our common stock;

•	You may not revoke your decision to purchase SR Bancorp common stock in the subscription or community offerings after you send us your order;

•	The distribution of subscription rights could have adverse income tax consequences;

•	The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in 2023; and

•	Our contribution to the charitable foundation may not be tax deductible, which could reduce our profits.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center toll free, at [Stock center number]. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on bank holidays.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.

Risks Related to COVID-19

The COVID-19 pandemic could continue to pose risks to our business, our results of operations and the future prospects of SR Bancorp.

The COVID-19 pandemic has adversely impacted the global and national economy and certain industries and geographies in which our clients operate. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 pandemic on the business of SR Bancorp, its clients, employees and third-party service providers. The extent of such impact will depend on future developments, which are highly uncertain. Additionally, the responses of various governmental and non-governmental authorities and consumers to the pandemic may have material long-term effects on SR Bancorp and its clients which are difficult to quantify in the near-term or long-term.

Risks Related to the Merger

Regulatory approvals for the Merger may impose conditions that are not presently anticipated, cannot be met or that could have an adverse effect on the resulting company following the Merger.

Before the Merger and the bank merger may be completed, SR Bancorp and Regal Bancorp must obtain certain regulatory approvals. The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the resulting company’s business or require changes to the terms of the transactions contemplated by the Merger Agreement. Any such conditions, limitations, obligations or restrictions could delay or prevent the completion of the transactions contemplated by the Merger Agreement, impose additional material costs on or materially limit the revenues of the resulting company following the Merger or otherwise reduce the anticipated benefits of the Merger.

Somerset Savings Bank may be unable to effectively integrate Regal Bank’s operations.

The Merger involves the integration of Regal Bank into Somerset Savings Bank. The difficulties of integrating the operations of these two institutions include, among other things:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of SR Bancorp, Somerset Savings Bank, and Regal Bank and the loss of key personnel. The integration of Regal Bank will require the experience and expertise of certain key employees of Regal Bank who are expected to be retained by Somerset Savings Bank. However, there can be no assurances that Somerset Savings Bank will be successful in retaining these employees for the period necessary to successfully integrate Regal Bank’s operations. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger, along with Regal Bank’s integration, could have an adverse effect on the business and results of operations of Regal Bancorp and SR Bancorp.

We could potentially recognize goodwill impairment charges after the Merger and conversion.

Our merger with Regal Bancorp will be accounted for using the purchase method of accounting. In accordance with applicable accounting principles, SR Bancorp estimates that, as a result of the Merger, total intangible assets of $19.9 million, including goodwill totaling $12.6 million, will be recorded under Statement of Financial Accounting Standard No. 142 (“SFAS No. 142”). As a result, at the maximum of the offering range, goodwill will equal approximately 8.0% of the $249.9 million of pro forma consolidated total shareholders’ equity at June 30, 2022. Pursuant to the provisions of SFAS No. 142, SR Bancorp will annually review the fair value of its investment in Regal Bancorp to determine that such fair value equals or exceeds the carrying value of its investment, including goodwill. If the fair value of our investment in Regal Bancorp does not equal or exceed its carrying value, we will be required to record goodwill impairment charges, which may adversely affect our future earnings. The fair value of a banking franchise can fluctuate downward based on a number of factors that are beyond management’s control, e.g. adverse trends in interest rates and increased loan losses. If our banking franchise value declines after consummation of the conversion and the Merger, there may be goodwill impairment charges to operations, which would adversely affect our future earnings.

Subscribers who purchase shares in the offering will experience dilution of their investment as a result of the issuance of the merger shares.

Upon completion of the Merger, the issued and outstanding shares of Regal Bancorp common stock will be converted into the right to receive $19.30 in cash or 1.93 shares of SR Bancorp stock, or a mix of both, provided that 80% of the Regal Bancorp common stock must be exchanged for SR Bancorp common stock (or 90% if SR Bancorp sells more than 8,250,000 shares in the offering), in each case subject to allocation and proration procedures set forth in the Merger Agreement. Assuming 5,251,592 of the shares are issued to Regal Bancorp shareholders in the Merger, then the issuance of the shares in the Merger would dilute the interests of purchasers in the offering by approximately 34.5% at the maximum of the offering range.

Unanticipated costs relating to the Merger could reduce SR Bancorp’s future earnings.

Somerset Savings Bank and SR Bancorp believe they have reasonably estimated the likely costs of integrating the operations of Regal Bancorp and Regal Bank and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees, professional expenses or unexpected future operating expenses, such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of SR Bancorp and/or Somerset Savings Bank after the Merger. If unexpected costs are incurred, the Merger could have a dilutive effect on SR Bancorp’s earnings. In other words, if the Merger is completed and SR Bancorp and/or Somerset Savings Bank incurs unexpected costs and expenses as a result of the Merger, SR Bancorp’s earnings could be less than anticipated.

Risks Related to Economic Conditions

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions, especially local conditions, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

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collateral for loans, especially real estate, may decline in value, thereby reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

An economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, real estate values, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. If the national economy experiences a recession, which might include rising unemployment levels, declines in real estate values and/or an erosion in consumer confidence, the ability of our borrowers to repay their loans in accordance with their terms could be impaired. Nearly all of our loans are secured by real estate or made to businesses in the counties in which we have offices in New Jersey. As a result of this concentration, a prolonged or more severe downturn in the local economy, could result in significant increases in non-performing loans, negatively impacting our interest income and resulting in higher provisions for loan losses. An economic downturn could also result in reduced demand for credit, which would lessen our revenues.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area.

Our loan portfolio is concentrated primarily in North Central New Jersey. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could increase our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.

Risks Related to Interest Rate Risk

Changes in interest rates or the shape of the yield curve may adversely affect our profitability and financial condition.

We derive our income mainly from the difference or spread between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market interest rates change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

In response to rising inflation, the Federal Reserve’s Federal Open Market Committee has begun to increase the federal funds target rate, which was at 2.25% – 2.50% as of July 2022. Our net interest spread and net interest margin may decrease due to potential increases in our cost of funds that may outpace any increases in our yield on interest-earnings assets. The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many financial institutions, our liabilities generally have shorter contractual maturities than our assets. This is exacerbated due to our historical focus on one- to four-family residential real estate loans, the substantial majority of which have fixed interest rates. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities. Interest rates also affect how much money we lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and securities. For example, an increase in interest rates generally results in decreased prepayments of loans and mortgage-backed securities, as borrowers are less likely to refinance their debt. Changes in market interest rates also impact the value of our interest-earning assets and interest-bearing liabilities. In particular, the unrealized gains and losses on securities available for sale are reported, net of tax, in accumulated other comprehensive income, which is a component of shareholders’ equity. Consequently, declines in the fair value of these instruments resulting from changes in market interest rates have, and may continue to, adversely affect shareholders’ equity.

Risks Related to Growth

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving our growth targets will require us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market, and to expand the size of our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to invest in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology in introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Lending Activities

Almost all of our loans are secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At June 30, 2022, our entire total loan portfolio was secured by real estate, most of which is located in our primary lending market area of Hunterdon, Middlesex and Somerset Counties, New Jersey and surrounding areas. Future declines in real estate values in our primary lending markets and surrounding markets because of an economic downturn could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require us to increase our allowance for loan losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market area. Local economic conditions have a significant impact on our residential real estate and other types of lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans.

Moreover, a significant decline in general economic conditions, caused by inflation, acts of terrorism, an outbreak of hostilities or other international or domestic calamities or other factors beyond our control could further impact these local economic conditions and could further negatively affect our financial performance. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Our, and Regal Bank’s, reliance on third parties to originate certain loans may negatively impact our financial results if such relationships are discontinued.

We purchase residential mortgage loans from third-party brokers. Such purchases represented $52.8 million, or 60.7%, of our residential mortgage loan purchases and originations for the year ended June 30, 2022. Similarly, Regal Bank relies on third-party brokers to refer to it multi-family real estate loans. Such referrals represented $12.0 million, or 89.1%, of Regal Bank’s multi-family loan originations for the six months ended June 30, 2022 and $12.8 million, or 54.9%, of Regal Bank’s multi-family loan originations for the year ended December 31, 2021. These third parties are used to supplement the originations made by in-house staff. In each case, we and Regal Bank separately underwrite each loan before it is either purchased or closed. Should these broker relationships be discontinued or we or Regal Bank are otherwise unable to use these companies in the future, our ability to originate residential mortgage loans or multi-family real estate loans may be disrupted unless and until we are able to find a suitable replacement or have the capability to originate such loans through our lending staff. If we have to add more staff, our compensation expense would increase. Our income may be negatively affected if our residential mortgage lending or multi-family residential lending operations are disrupted.

Because we intend to increase our multi-family and commercial real estate and commercial loan originations, our lending risk will increase.

Multi-family and commercial real estate and commercial loans generally have more risk than residential mortgage loans. Because the repayment of multi-family and commercial real estate and commercial loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Multi-family and commercial real estate and commercial loans may also involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business thereby increasing the risk of non-performing loans. Also, many multi-family and commercial real estate and commercial business borrowers can have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgages or multi-family and commercial real estate loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise, may be more susceptible to fluctuation in value at default, and may be more difficult to realize upon enforcement of our remedies. As our multi-family and commercial real estate and commercial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover probable and incurred losses inherent in our loan portfolio, which would require additions to our allowance, that could materially decrease our net income. Our allowance for loan losses was 0.33% of total loans at June 30, 2022.

The Financial Accounting Standards Board has delayed the effective date of the implementation of Current Expected Credit Losses (“CECL”) standard. CECL will be effective for SR Bancorp on July 1, 2023. CECL will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for credit losses. This will change the current method of providing allowances for loan losses that are incurred or probable, which would likely require us to increase our allowance for credit losses, and to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for credit losses.

In addition, bank regulators periodically review our allowance for loan losses and, based on their judgments and information available to them at the time of their review, may require us to increase our allowance for loan losses or recognize further loan charge-offs. An increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may reduce our net income and our capital, which may have a material adverse effect on our financial condition and results of operations.

If our non-performing assets increase, our earnings will be adversely affected.

At June 30, 2022, we did not have any non-performing assets, which consist of non-performing loans and other real estate owned. Non-performing assets adversely affect our net income in various ways:

•	we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

•	we must provide for probable loan losses through a current period charge to the provision for loan losses;

•	noninterest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Competition

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of our competitors have greater name recognition, market presence and substantially more resources that benefit them in attracting business, and offer certain services that we do not or cannot provide. Our smaller asset size also makes it more difficult to compete, as many of our competitors are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long-term basis. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. For additional information see “Business of SR Bancorp and Somerset Savings Bank—Competition.”

The financial services industry could become even more competitive as a result of continuing legislative, regulatory and technological changes and continued industry consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many Competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services than we can as well as better pricing for those products and services.

Risks Related to Operations and Security

We face significant operational risks because the nature of the financial services business involves a high volume of transactions.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur and may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruptions, or breaches of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny or expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

The cost of additional finance and accounting systems, procedures and controls to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of the offering, we will become a public reporting company. The obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be materially adversely affected.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use broad and diversified risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses if we fail to properly anticipate and manage these risks.

Risks Related to Regulatory Matters

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

We are subject to extensive regulation, supervision and examination by our banking regulators. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of insurance funds and the depositors and borrowers of Somerset Savings Bank rather than for the protection of our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the ability to impose restrictions on our operations, classify our assets and determine the level of our allowance for loan losses. These regulations, along with the currently existing tax, accounting, securities, deposit insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives, and govern financial reporting and disclosures. As a smaller institution, we are disproportionately affected by the ongoing increased costs of compliance with banking and other regulations. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firm. These changes could materially impact, potentially retroactively, how we report our financial condition and results of operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Risks Related to Accounting Matters

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies, periodically change the financial accounting and reporting guidance that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this prospectus as well as periodic reports we will be required to file under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our management is and will be required under applicable rules and regulations to make estimates and assumptions as of specified dates. These estimates and assumptions are based on management’s best estimates and experience at such times and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses, the determination of our deferred income taxes, our fair value measurements, our determination of goodwill impairment, and our evaluation of our defined benefit pension plan obligations.

Risks Related to the Stock Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them later at or above the $10.00 purchase price in the stock offering. The aggregate purchase price of the shares of common stock sold in the stock offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, economic conditions, changes in federal tax laws, new regulations, investor perceptions of SR Bancorp and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $33.5 million and $45.8 million of the net proceeds of the stock offering (or $52.8 million at the adjusted maximum of the offering range) in Somerset Savings Bank. We will use a portion of the net proceeds we retain to fund the cash portion of the merger consideration, to fund a loan to our employee stock ownership plan to purchase shares of common stock in the stock offering and to fund the charitable foundation. We may use the remaining net proceeds to invest in short-term investments and for general corporate purposes, including repurchasing shares of our common stock and paying dividends. Somerset Savings Bank intends to use the net proceeds it receives to fund new loans, purchase securities, expand its retail banking franchise by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, with the exception of paying the merger consideration, funding the loan to the employee stock ownership plan and funding the charitable foundation, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. Also, certain of these uses, such as acquiring other financial institutions, may require the approval of the NJDBI, the FDIC or the Federal Reserve. We have not established a timetable for investing the net proceeds, and we cannot predict how long we will require to invest the net proceeds. Our failure to reinvest these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average shareholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity will be low until we are able to profitably leverage the additional capital we receive from the offering. Our return on equity also will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt sometime following the conversion and offering. Until we can increase our net interest income and noninterest income and leverage the capital raised in the offering, we expect our return on equity to be low, which may reduce the market price of our shares of common stock.

Our stock-based benefit plan will increase our expenses and reduce our income.

We intend to adopt a stock-based benefit plan after the conversion, subject to shareholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the stock-based benefit plan. The amount of these stock-related compensation and benefit expenses will depend on the number of options and stock awards granted, the fair market value of our stock or options on the date of grant, the vesting period, and other factors that we cannot predict at this time. If we adopt a stock-based benefit plan within 12 months following the conversion, the shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under such plans would be limited to 4.0% and 10.0%, respectively, of the total shares of our common stock outstanding following the offering. If we adopt a stock-based benefit plan more than 12 months after the completion of the conversion, we may award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts. The cost of acquiring the shares of common stock for the employee stock ownership plan is estimated to be between $5.9 million at the minimum of the offering range and $9.2 million at the adjusted maximum of the offering range (assuming we are able to purchase all of such shares in the offering). We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares of common stock committed to be released to employees. We will also recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the stock offering for our new stock-based benefit plan is estimated to be approximately $2.5 million ($2.0 million after tax) at the adjusted maximum of the stock offering range as set forth in the pro forma financial information under “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plan, see “Management—Benefits to be Considered Following Completion of the Stock Offering.”

The implementation of our stock-based benefit plan may dilute your ownership interest.

We intend to adopt a stock-based benefit plan following the conversion and offering. This plan may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to purchase shares of our common stock to fund this plan will be subject to many factors, including the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While we may elect to fund the stock-based benefit plan through open market purchases, shareholders would experience a 12.28% dilution in ownership interest if newly issued shares of our common stock are used to fund the exercise of stock options and the grant of shares of restricted common stock equal to 10% and 4%, respectively, of the shares outstanding following the offering, and all such stock options are exercised. Such dilution would also reduce our future earnings per share.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of incorporation and bylaws and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of SR Bancorp without our Board of Directors’ approval. Under regulations applicable to the conversion, for a period of three years following completion of the conversion, no person may acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve before acquiring control of a bank holding company. There also are provisions in our articles of incorporation and bylaws that may be used to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Taken as a whole, these statutory provisions and provisions in our articles of incorporation and bylaws could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

For additional information, see “Restrictions on Acquisition of SR Bancorp” and “Management—Benefits to be Considered Following Completion of the Stock Offering.”

There may be a limited trading market in our shares of common stock, which would hinder your ability to sell our common stock and may lower the market price of our common stock.

We have never issued capital stock and there is no established market for our common stock. We expect that our common stock will be traded on the Nasdaq Capital Market under the symbol “SRBK” upon conclusion of the offering. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. If you purchase shares of common stock, you may not be able to sell them at or above $10.00 per share. Purchasers of common stock in the offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the offering and may have an adverse impact on the price at which the common stock can be sold.

You may not revoke your decision to purchase SR Bancorp common stock in the subscription or community offerings after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with the purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date and consummation of a syndicated community offering or firm commitment underwritten public offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be a delay in completing the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond [extension date], or the number of shares to be sold in the offering is increased to more than 10,910,625 shares or decreased to fewer than 7,012,500 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors of Somerset Savings Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman, PC, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

Risks Related to the Charitable Foundation

The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in 2023.

We intend to establish and fund a new charitable foundation in connection with the offering. We intend to contribute to the charitable foundation up to 474,375 shares of our common stock and $948,750 in cash (which, together, represents 6.0% of the value of the common stock in the offering). The contribution will have an adverse effect on our net income for the quarter and year in which we make the contribution. The after-tax expense of the contribution is expected to reduce net income for the year ended June 30, 2023 by approximately $3.7 million. In addition, persons purchasing shares in the offering will have their ownership and voting interests in SR Bancorp diluted by up to 3.1% due to the contribution of shares of common stock to the charitable foundation.

Our contribution to the charitable foundation may not be tax deductible, which could reduce our profits.

We may not have sufficient profits to be able to fully use the tax deduction from our contribution to the charitable foundation. Under the Internal Revenue Code, an entity is permitted to deduct up to 10% of its taxable income (generally income before federal income taxes and charitable contributions expense) in any one year for charitable contributions. Any contribution in excess of the 10% limit may be deducted for federal income tax purposes over each of the five years following the year in which the charitable contribution is made. Accordingly, a charitable contribution could, if necessary, be deducted over a six-year period and expires thereafter.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “would,” “should,” “could” or “may,” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statements. These factors include the following:

•	our ability to successfully consummate our pending Merger with Regal Bancorp and integrate Regal Bancorp’s operations into our operations;

•	a failure to maintain adequate levels of capital and liquidity to support our operations;

•	general economic and business conditions nationally and in those areas in which we operate;

•	volatility and deterioration in the credit and equity markets;

•	changes in consumer spending, borrowing and savings habits;

•	demographic changes;

•	competition for loans and deposits and failure to attract or retain loans and deposits;

•	the failure to successfully integrate acquired operation and realize expected synergies;

•	the ability to maintain relationships with the third parties we utilize to supplement our loan operations;

•	inflation and fluctuations in interest rates and a decline in the level of our interest rate spread;

•	the current or anticipated impact of military conflict, terrorism or other geopolitical events;

•	risks of natural disasters;

•	a failure in or breach of our operational or security systems or infrastructure, including cyberattacks;

•	the failure to maintain current technologies;

•	the inability to successfully implement future information technology enhancements;

•	difficult business and economic conditions that can adversely affect our industry and business, including competition, fraudulent activity and negative publicity;

•	failure to attract or retain key employees;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values;

•	changes in accounting policies and practices;

•	changes in governmental regulation, including, but not limited to, any increase in FDIC insurance premiums;

•	the continuing impact of the COVID-19 pandemic on our business and results of operation;

•	the adequacy of our allowance for loan losses;

•	our credit quality and the effect of credit quality on our credit losses expense and allowance for loan losses;

•	changes in the financial performance and/or condition of our borrowers and the ability of our borrowers to perform under the terms of their loans and other terms of credit agreements;

•	our ability to control expenses;

•	changes in securities markets; and

•	risks as it relates to cyber security against our information technology and those of our third-party providers and vendors.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 19. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF

SOMERSET SAVINGS BANK, SLA

The information presented below at or for each of the periods is only a summary, and should be read in conjunction with our consolidated financial statements and notes beginning on page F-1 of this prospectus. The information at June 30, 2022 and 2021 and for each of the years then ended is derived in part from the audited consolidated financial statements that appear in this prospectus.

	At June 30,
	2022	2021

	(In thousands)
Selected Financial Condition Data:
Total assets	$648,631	$639,358
Cash and cash equivalents	35,344	56,751
Securities available for sale	47,857	47,098
Securities held-to-maturity	192,903	193,252
Loans, net of allowance for loan losses	334,558	306,798
Bank-owned life insurance	28,056	27,441
Deposits	522,072	509,993
Federal Home Loan Bank advances	—	—
Equity	118,231	121,943

	For the Years Ended June 30,
	2022	2021

	(In thousands)
Selected Operating Data:
Interest income	$13,432	$13,180
Interest expense	1,535	2,415

Net interest income	11,897	10,765
Provision for loan losses	—	—

Net interest income after provision for loan losses	11,897	10,765
Noninterest income	1,351	1,212
Noninterest expense	11,014	10,582

Income before income taxes	2,234	1,395
Income tax expense	363	145

Net income	$1,871	$1,250

For the Years Ended June 30,
	2022	2021

(In thousands)
Asset Quality Data:
Nonaccrual loans	$—	$—
Foreclosed real estate	—	—
Accruing troubled debt restructures	—	—
Loans 90 days past due and still accruing	—	340
Loan charge-offs	—	—
Loan recoveries	—	—

	At or For the Years Ended June 30,
	2022	2021
Performance Ratios:
Return on average assets	0.29%	0.20%
Return on average equity	1.54%	1.04%
Interest rate spread(1)	1.89%	1.74%
Net interest margin(2)	1.96%	1.85%
Noninterest income to average assets	0.21%	0.20%
Noninterest expense to average assets	1.70%	1.70%
Efficiency ratio(3)	83.14%	88.35%
Average interest-earning assets to average interest-bearing liabilities	127.77%	128.03%
Capital Ratios:
Average equity to average assets	18.71%	19.40%
Tier 1 capital to average assets	19.36%	19.90%
Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	0.33%	0.36%
Allowance for loan losses as a percentage of non-performing loans	N/A	424.09%
Net (charge-offs) recoveries to average outstanding loans during the year	—%	—%
Non-performing loans as a percentage of total loans	—%	0.09%
Non-performing loans as a percentage of total assets	—%	0.04%
Total non-performing assets as a percentage of total assets	—%	0.04%
Other:
Number of offices	7	7
Number of full-time equivalent employees	64	65

(1)	Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF REGAL BANCORP

The information presented below at or for each of the periods is only a summary and should be read in conjunction with the Regal Bancorp consolidated financial statements and notes beginning on page G-1 of this prospectus. The information as of December 31, 2021 and 2020 and for each of the years then ended is derived in part from the audited consolidated financial statements of Regal Bancorp that appear in this prospectus. The information at June 30, 2022 and for the six months ended June 30, 2022 and 2021 is not audited. However, in the opinion of Regal Bancorp management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods, have been made. The selected operating data presented below for the six months ended June 30, 2022 are not necessarily indicative of Regal Bancorp’s results that may be expected for its year ending December 31, 2022.

	For the Six Months Ended June 30,		At or for the Year Ended December 31,
	2022	2021	2021	2020

	(Dollars in thousands, expect per share data)
Financial Condition Data:
Total assets	$538,176	$575,298	$573,772	$562,030
Cash and cash equivalents	151,755	154,176	167,834	116,885
Time deposits in other financial institutions	14,656	18,329	16,568	19,849
Securities available for sale	15,591	14,085	15,463	19,615
Securities held-to-maturity	2,581	2,577	2,591	2,567
Loans, net of allowance for loan losses	338,707	370,935	356,009	387,691
Deposits:
Noninterest-bearing	117,879	112,009	124,507	101,593
Interest-bearing	355,823	397,002	385,085	394,686

Total deposits	473,702	509,011	509,592	496,279

Federal Home Loan Bank advances	5,000	8,500	5,000	8,500
Subordinated debt	9,909	9,891	9,900	9,884
Total Stockholders’ equity	47,776	45,316	46,697	44,037
Asset Quality Data:
Nonaccrual loans	$204	$216	$216	$1,058
Foreclosed real estate	—	—	—	—
Accruing troubled debt restructures	—	—	—	—
Loans 90 days past due sand still accruing	—	—	—	—
Loan charge-offs	—	—	(12)	—
Loan recoveries	—	—	—	—
Operations Data
Total interest income	$8,482	$9,340	$17,979	$19,996
Total interest expense	944	1,921	3,332	5,714

Net Interest Income	7,538	7,419	14,647	14,282
Provision (credit) for Loan Losses	—	(45)	45	90

Net interest income after provision for loan losses	7,538	7,374	14,602	14,192
Noninterest income	458	278	969	678
Noninterest expenses	5,810	5,757	11,549	12,813

Income Before Income Tax Expense	2,186	1,895	4,022	2,057
Income Tax Expense	621	506	1,125	526

Net Income	$1,565	$1,389	$2,897	$1,531

Per Common Share Data:
Net Income Per Share— Basic	$0.52	$0.46	$0.96	$0.51
Net Income Per Share— Diluted	$0.52	$0.46	$0.96	$0.51
Cash dividends per share	—	—	—	—
Performance Ratios
Return on average assets	0.53%	0.50%	0.51%	0.27%
Return on average equity	5.12%	5.22%	5.28%	2.90%
Noninterest income to average assets	0.18%	0.12%	0.17%	0.12%
Net interest spread	2.67%	2.42%	2.42%	2.44%
Net interest margin	2.81%	2.64%	2.64%	2.75%
Noninterest expense to average assets	2.11%	2.03%	2.03%	2.25%
Efficiency ratio	73.00%	75.00%	74.00%	86.00%
Dividend payout ratio	—%	—%	—%	—%

Capital Ratios:
Average equity to average assets	10.33%	9.58%	9.63%	9.79%
Tier 1 capital to total assets	10.85%	9.38%	9.62%	9.44%
Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	1.63%	1.56%	1.58%	1.44%
Allowance for loan losses as a percentage of total non-performing loans	2,750.49%	2,603.70%	2,597.69%	527.22%
Net (charge-offs) recoveries to average outstanding loans during the year	—%	—%	—%	—%
Non-performing loans as a percentage of total loans	0.06%	0.06%	0.06%	0.27%
Non-performing loans as a percentage of total assets	0.04%	0.04%	0.04%	0.18%
Total non-performing assets as a percentage of total assets	0.04%	0.04%	0.04%	0.18%
Other:
Number of offices	10	10	10	10
Number of full-time equivalents	70	74	72	74

HOW WE INTEND TO USE THE PROCEEDS FROM THE STOCK OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock will be until the offering is completed, we anticipate that the net proceeds will be between $67.0 million and $91.5 million, or $105.6 million if the offering range is increased by 15%.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	7,012,500 Shares		8,250,000 Shares		9,487,500 Shares		10,910,625(1) Shares
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds

	(Dollars in thousands)
Offering proceeds	$70,125		$82,500		$94,875		$109,106
Less offering expenses	(3,083)		(3,207)		(3,331)		(3,473)

Net offering proceeds	$67,042	100.00%	$79,293	100.00%	$91,544	100.00%	$105,633	100.00%

Distribution of net proceeds:
To Somerset Regal Bank	$(33,521)	(50.00)%	$(39,647)	(50.00)%	$(45,772)	(50.00)%	$(52,817)	(50.00)%
To fund loan to employee stock ownership plan(2)	(5,891)	(8.79)%	(6,930)	(8.74)%	(7,970)	(8.71)%	(9,165)	(8.68)%
Cash contribution to the charitable foundation	(701)	(1.05)%	(825)	(1.04)%	(949)	(1.04)%	(1,091)	(1.03)%
Cash portion of merger consideration	(11,670)	(17.41)%	(11,670)	(14.72)%	(5,835)	(6.37)%	(5,835)	(5.52)%

Retained by SR Bancorp	$15,259	22.76%	$20,221	25.50%	$31,018	33.88%	$36,725	34.77%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)

The employee stock ownership plan (“ESOP”) will purchase 8.0% of shares of common stock of SR Bancorp offered in the stock offering and the shares contributed to the charitable foundation, with the ESOP obtaining the funds to purchase the shares from a loan made available by SR Bancorp to the ESOP. The loan will be repaid principally through Somerset Savings Bank’s contribution to the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to be equal to the prime rate, as published in The Wall Street Journal, on the closing date of the conversion and offering.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Somerset Savings Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if all shares were not sold in the subscription and community offerings and a portion of the shares were sold in a syndicated community offering or firm commitment underwritten public offering. Somerset Regal Bank will receive the net proceeds of the offering.

SR Bancorp may use the proceeds it retains from the offering:

•	to fund the cash consideration portion of the Merger;

•	to invest in securities;

•	to pay cash dividends to shareholders;

•	to repurchase shares of our common stock;

•

to finance the potential acquisition of financial institutions or financial services companies, although we do not currently have any agreements or understandings regarding any specific acquisition transaction other than our pending Merger with Regal Bancorp; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund the granting of restricted stock awards (which would require notification to the Federal Reserve).

Somerset Regal Bank may use proceeds that it receives from SR Bancorp from the stock offering:

•	to fund new loans;

•	to enhance existing products and services, hire additional employees and support growth and develop new products and services;

•

to expand its retail banking franchise by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity other than our pending merger with Regal Bank;

•	to invest in securities; and

•	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness and availability of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to acquire other financial institutions.

We expect our return on equity to be low until we are able to reinvest effectively the additional capital raised in the offering. See “Risk Factors—Risks Related to the Stock Offering—Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance” and “—Our return on equity will be low following the offering. This could negatively affect the trading price of our shares of common stock.”

OUR DIVIDEND POLICY

No decision has been made with respect to the amount, if any, and timing of any dividend payments following the completion of the conversion and offering. The amount of dividends to be paid, if any, will be subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or that, if dividends are paid, any such dividends will not be reduced or eliminated in the future. The source of dividends will depend on the net proceeds retained by SR Bancorp and earnings thereon, and dividends from Somerset Regal Bank. In addition, SR Bancorp will be subject to state law limitations and federal bank regulatory policy on the payment of dividends.

After the completion of the conversion, Somerset Regal Bank will not be permitted to pay dividends on its capital stock to SR Bancorp, its sole shareholder, if Somerset Regal Bank’s shareholders’ equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Somerset Regal Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized.

Under New Jersey law and applicable regulations, Somerset Regal Bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the bank. In addition, a stock bank may not pay a dividend unless the bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus.

Any payment of dividends by Somerset Regal Bank to SR Bancorp that would be deemed to be drawn from Somerset Regal Bank’s bad debt reserves established prior to 1988, if any, would require a payment of taxes at then-current tax rate by Somerset Regal Bank on the amount of earnings deemed to be removed from the pre-1988 bad debt reserves for such distribution. Somerset Regal Bank does not intend to make any distribution that would create such a federal tax liability. For further information concerning additional federal law and regulations regarding the ability of Somerset Regal Bank to make capital distributions, including the payment of dividends to SR Bancorp, see “Taxation—Federal Taxation.”

We will file a consolidated federal tax return with Somerset Regal Bank. Accordingly, it is anticipated that any cash distributions made by us to our shareholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, during the three-year period following the conversion, we will not be permitted to make any capital distribution to shareholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

We have never publicly issued capital stock and there is no established market for our shares of common stock. We expect that our shares of common stock will be listed on the Nasdaq Capital Market under the symbol “SRBK,” subject to completion of the offering and compliance with certain listing conditions, including the presence of at least three registered and active market makers. KBW has advised us that it intends to make a market in shares of our common stock following the offering, but it is not obligated to do so or to continue to do so once it begins. While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in shares of our common stock, there can be no assurance that we will be successful in obtaining such commitments.

The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold. There can be no assurance that persons purchasing the shares of common stock will be able to sell their shares at or above the $10.00 offering purchase price per share.

CAPITALIZATION

The following table presents the historical capitalization of Somerset Savings Bank and Regal Bancorp at June 30, 2022 and the capitalization of SR Bancorp after giving effect to the receipt of the offering proceeds and the Merger (referred to as “pro forma” information). The table depicts adjustments to capitalization resulting first from the offering and then from the Merger only at the minimum of the offering range and then depicts SR Bancorp’s capitalization following the offering and the Merger at the minimum, midpoint, maximum and adjusted maximum, of the offering range. The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger.”

							Pro Forma Capitalization Based Upon the Sale of
	Somerset Savings Bank	Offering Adjustments: 7,012,500 at Minimum of Offering Range	Somerset Bancorp Post- offering	Regal Bancorp	Merger Adjustments		7,012,500 Shares at $10.00 per share	8,250,000 Shares at $10.00 per share	9,487,500 Shares at $10.00 per share	10,910,625 Shares at $10.00 per share (1)

	(Dollars in thousands, except per share amounts)
Deposits (2)	$522,072	$—	$522,072	$473,702	$(1,190)		$994,584	$994,584	$994,584	$994,584
Borrowings	—	—	—	14,909	(9,909	) (6)	5,000	5,000	5,000	5,000

Total deposits and borrowed funds	$522,072	$—	$522,072	$488,611	$(11,099)		$999,584	$999,584	$999,584	$999,584

Shareholders’ equity:
Preferred stock	$—	$—	$—	$—	$—		$—	$—	$—	$—
Common stock (3)	—	74	74	—	47		120	133	152	167
Additional paid-in capital	—	70,475	70,475	34,358	12,276		117,109	129,966	148,652	163,437
Retained earnings	125,546	—	125,546	13,882	(14,752)		124,676	124,676	124,676	124,676
Accumulated other comprehensive income	(7,315)	—	(7,315)	(464)	464		(7,315)	(7,315)	(7,315)	(7,315)
Less:
After tax cost of contribution to the charitable foundation	—	(3,156)	(3,156)	—	—		(3,156)	(3,713)	(4,269)	(4,910)
Common stock acquired by employee stock ownership plan (4)	—	(5,891)	(5,891)	—	—		(5,891)	(6,930)	(7,970)	(9,165)
Common stock acquired by stock-based incentive plan (5)	—	(2,945)	(2,945)	—	—		(2,945)	(3,465)	(3,985)	(4,582)

Total shareholders’ equity	$118,231	$58,557	$176,788	$47,776	$(1,965)		$222,598	$233,352	$249,940	$262,308

Pro Forma Shares Outstanding
Total shares outstanding	—	7,363,125	7,363,125	—	—		12,031,207	13,330,582	15,213,467	16,707,748
Shares offered for sale in the conversion	—	7,012,500	7,012,500	—	—		7,012,500	8,250,000	9,487,500	10,910,625
Shares contributed to the charitable foundation	—	350,625	350,625	—	—		350,625	412,500	474,375	545,531
Shares issued to shareholders of Regal Bancorp	—	—	—	—	4,668,082		4,668,082	4,668,082	5,251,592	5,251,592
Total shareholders’ equity as a percentage of pro forma total assets	18.23%	—	25.00%	8.88%	—		18.06%	18.77%	19.84%	20.62%
Tangible shareholders’ equity as a percentage of pro forma tangible assets	18.23%	—	25.00%	8.69%	—		16.72%	17.45%	18.56%	19.36%

(1)

As adjusted to give effect to an increase in the number of shares, which increase could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)

Does not reflect withdrawals from deposit accounts at Somerset Savings Bank to purchase common stock in the offering. These withdrawals will reduce pro forma deposits by the amounts of the withdrawals.

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(3)

No effect has been given to the issuance of additional shares of common stock pursuant to the exercise of options under a stock-based benefit plan. If the plan is implemented within the first year after the closing of the offering, an amount up to 10.0% of the shares of common stock of SR Bancorp offered in the stock offering and the shares issued contributed to the charitable foundation will be reserved for issuance upon the exercise of options under the plans.

(4)

Assumes that 8.0% of the shares of common stock of SR Bancorp offered in the stock offering and shares contributed to the charitable foundation will be acquired by the employee stock ownership plan financed by a loan from SR Bancorp. The loan will be repaid principally from Somerset Savings Bank’s contributions to the employee stock ownership plan. Since SR Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on SR Bancorp’s consolidated balance sheet. Accordingly, the number of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

(5)

Assumes a number of shares of common stock equal to 4.0% of the shares of common stock of SR Bancorp offered in the offering and at the completion of the offering (including shares contributed to the charitable foundation) will be purchased for grant by a stock-based benefit plan. The funds to be used by such plan to purchase shares will be provided by SR Bancorp. The dollar amount of common stock to be purchased is based on the $10.00 per share offering price and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the offering price. SR Bancorp will accrue compensation expense to reflect the vesting of shares granted pursuant to such stock-based benefit plan and will credit capital in an amount equal to the charge to operations. Implementation of such plan will require shareholder approval.

(6)	Reflects the redemption by Regal Bancorp before the closing of the Merger of its $10.0 million in subordinated debt.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At June 30, 2022, Somerset Savings Bank exceeded all regulatory capital requirements. The following table presents Somerset Savings Bank’s regulatory capital position relative to the regulatory capital requirements at June 30, 2022, on a historical and a pro forma basis, assuming completion of the Merger and the offering. The table reflects receipt by Somerset Regal Bank of 50% of the net proceeds of the offering. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger.” For a discussion of the capital standards applicable to Somerset Savings Bank and Regal Bank, see “Regulation and Supervision—Federal Bank Regulation.”

	Somerset Savings Bank Historical at June 30, 2022		Pro Forma at June 30, 2022, Based Upon the Sale in the Stock Offering of (1)
			7,012,500 shares(2)		8,250,000 shares(2)		9,487,500 shares(2)		10,910,625 shares(2)
	Amount	Percent of Assets(1)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)

	(Dollars in thousands)
Capital under generally accepted accounting principals	$118,231	18.23%	$200,929	16.31%	$206,016	16.66%	$215,746	17.31%	$221,596	17.69%

Tier 1 leverage capital
Actual(3)	$125,546	19.35%	$188,347	15.29%	$193,434	15.64%	$203,164	16.30%	$209,014	16.69%
Requirement	32,432	5.00%	$61,590	5.00%	$61,844	5.00%	$62,331	5.00%	62,623	5.00%

Excess	$93,114	14.35%	$126,757	10.29%	$131,590	10.64%	$140,833	11.30%	$146,391	11.69%

(1)	Shown as a percent of assets under generally accepted accounting principles and total assets for leverage ratio.
(2)	Reflects the issuance of 4,668,082 merger shares at the minimum and midpoint of the offering range and 5,251,592 merger shares at the maximum and maximum, as adjusted.
(3)	Reconciliation of capital adjustment for Somerset Savings Bank:

	Minimum	Midpoint	Maximum	Maximum, as Adjusted

	(In thousands)
Gross offering proceeds	$70,125	$82,500	$94,875	$109,106
Less: offering expenses	(3,083)	(3,207)	(3,331)	(3,473)
Less: loan to ESOP	(5,891)	(6,930)	(7,970)	(9,165)
Less: cash contributed to the foundation	(701)	(825)	(949)	(1,091)
Less: cash to fund the acquisition of Regal Bancorp	(11,670)	(11,670)	(5,835)	(5,835)
Less: cash retained by the holding company	(15,259)	(20,221)	31,018	(36,725)

Net cash infused into the Bank	33,521	39,647	45,772	52,817
Less: ESOP adjustment at Bank	(5,891)	(6,930)	(7,970)	(9,165)

Net increase in capital resulting from the offering	27,630	32,717	37,802	43,652
Net increase in capital resulting from the Merger	55,068	55,068	59,713	59,713

Increase in GAAP capital	$82,698	$87,785	$97,515	$103,365

Less: increase in disallowed intangible assets	$(19,897)	$(19,897)	$(19,897)	$(19,897)
Less: increase in disallowed servicing assets	$—	$—	$—	$—

Increase in Tier 1 capital	$62,801	$67,888	$77,618	$83,468

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS GIVING

EFFECT TO THE CONVERSION AND MERGER.

The following pro forma unaudited condensed consolidated statements of financial condition and the pro forma unaudited consolidated statements of income give effect to the proposed offering and the Merger, based on the assumptions set forth below. As a result, the pro forma data assumes the completion of the offering and the Merger. The condensed pro forma unaudited consolidated financial statements are based, in part, on the audited consolidated financial statements of Somerset Savings Bank for the year ended June 30, 2022 and Regal Bancorp for the year ended December 31, 2021, respectively, and the unaudited consolidated financial statements of Regal Bancorp for the six months ended June 30, 2022. The pro forma unaudited condensed consolidated financial statements give effect to the offering at historical cost and the Merger using the purchase method of accounting as required by accounting principles generally accepted in the United States of America.

The pro forma adjustments in the tables assume the issuance of 7,012,500 shares, which is the minimum of the offering range, and 10,910,625 shares, which is the maximum of the offering range, as adjusted, in the offering and the issuance of 5,251,952 shares in the Merger. Regal Bancorp shareholders will receive in the Merger $19.30 in cash or 1.93 shares of SR Bancorp common stock, or a mix of both, for their shares of Regal Bancorp, provided that 80% of the merger consideration will be in the form of SR Bancorp common stock (or 90% if SR Bancorp sells more than 8,250,000 shares in the offering). For a more detailed discussion of how many shares will be issued in connection with the offering and the Merger, see “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger —Analysis of Pro Forma Outstanding Shares of SR Bancorp Common Stock.” The purchase price for purposes of the pro forma presentation for Regal Bancorp was calculated as follows:

June 30, 2022
(In thousands)
Net assets acquired (not adjusted for purchase accounting)	$47,776
Purchase accounting adjustments:
Estimated Merger costs	$(3,424)
Loans receivable, net(1)	(5,147)
Deposits(1)	1,190
Core deposit intangible(2)	7,345
Tax impact of purchase accounting adjustments at 25%	(847)
Goodwill	11,458

Purchase price, net(3)	$58,351

(1)

Fair value adjustments are calculated using discounted cash flow analysis using a comparison of portfolio rates to market rates as of June 30, 2022, with such adjustments applied to the June 30, 2022 balances. Fair value adjustments are amortized using the estimated lives of the respective assets and liabilities.

(2)

Core deposit intangible reflects the present value benefit to SR Bancorp of utilizing the acquired core deposits as a funding source relative to wholesale funding costs based on the rates of Federal Home Loan Bank advances. The core deposit intangible is calculated using deposit balances and interest rates as of June 30, 2022. Costs of the acquired core deposits include interest costs, plus estimated operating expenses, less estimated noninterest income to be derived from the core deposits. The acquired core deposits are projected to decay based on the upper quartile of attrition rates pursuant to a survey conducted by the Office of the Comptroller of the Currency of community and midsize banks. . The yield benefit for each period is discounted to present value using a weighted average cost of capital. The core deposit intangibles are amortized over the estimated lives of the core deposits using an accelerated amortization method.

(3)	The composition of the purchase price, net, at the maximum of the valuation range, at June 30, 2022 is as follows (in thousands)

Stock portion of merger consideration	$52,516
Cash portion of merger consideration	5,835

Purchase price, net	$58,351

The net proceeds are based upon the following assumptions:

•	SR Bancorp will sell all shares of common stock offered in the subscription offering;

•

SR Bancorp’s employee stock ownership plan will purchase, with a loan from SR Bancorp, a number of shares equal to 8.0% of the total number of conversion shares of SR Bancorp, which includes shares sold in the offering and shares contributed to Somerset Regal Charitable Foundation. The loan will be repaid in substantially equal payments of principal and interest over a 20-year period;

•	total expenses of the offering, other than fees and commissions paid to KBW, will be $2.2 million;

•

5.0% of the value of the common stock issued in the offering and cash equal to 1.0% of the common stock issued in the offering (for a total of 6.0%) will be contributed to Somerset Regal Charitable Foundation; and

•	KBW will receive fees equal to 1.0% of the aggregate purchase price of the shares of stock sold in the offering, excluding any shares contributed to Somerset Regal Charitable Foundation.

The expenses of the offering may vary from those estimated. These items, net of income tax effects, are shown as a reduction in shareholders’ equity in the following tables, but are not shown as a reduction in net income for the periods shown in the following tables.

We calculated the pro forma consolidated net income of SR Bancorp for the year as if the shares of common stock had been sold at the beginning of the year and the net proceeds had been invested at 3.01% (2.26% on an after-tax basis), which is equal to the yield on the five-year U.S. Treasury Note as of June 30, 2022. In light of current interest rates, we consider this rate to more accurately reflect the pro forma reinvestment rate than the arithmetic average method, which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest-earning assets and the cost of deposits for those periods.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S. Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of net income and shareholders’ equity by the indicated number of shares of common stock. For pro forma calculations, we adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the common stock was outstanding at the beginning of the periods, but we did not adjust per share historical or pro forma shareholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma tables give effect to the implementation of a stock-based benefit plan. We have assumed that the stock-based benefit plan will acquire an amount of common stock equal to 4.0% of the shares of common stock of SR Bancorp offered in the stock offering and the shares contributed to the charitable foundation at the same price for which they were sold in the offering. We assume that shares of common stock are granted under the plan in awards that vest over a five-year period.

We have also assumed that the stock-based benefit plan will grant options to acquire common stock equal to 10.0% of the shares of common stock of SR Bancorp offered in the stock offering and the shares contributed to the charitable foundation. In preparing the following table, we also assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $4.71 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model incorporated an estimated volatility rate of 31.06% for the common stock based on an index of publicly traded thrifts, no dividend yield, an expected option life of 10 years and a risk-free interest rate of 2.98%.

As disclosed under “How We Intend to Use the Proceeds from the Stock Offering,” SR Bancorp intends to contribute 50% of the net proceeds from the offering to Somerset Regal Bank. SR Bancorp will contribute up to $1.1 million to the charitable foundation, will use a portion of the proceeds it retains to fund the cash portion of the merger consideration, use a portion of the proceeds it retains to make a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the offering;

•	SR Bancorp’s results of operations after the offering;

•	increased fees and expenses that we would pay KBW and other broker-dealers if we conducted a community or syndicated offering; or

•	changes in the market price of the shares of common stock after the offering.

The unaudited condensed consolidated pro forma balance sheets assume the offering and the Merger were consummated on June 30, 2022.

The pro forma unaudited statements are provided for informational purposes only. The pro forma financial information presented is not necessarily indicative of the actual results that would have been achieved had the offering and the Merger been consummated on June 30, 2022 at the beginning of the periods presented, and is not indicative of future results. The pro forma unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of Somerset Savings Bank and Regal Bancorp contained elsewhere in this prospectus.

The shareholders’ equity represents the resulting book value of the common shareholders’ ownership of SR Bancorp and Regal Bancorp computed in accordance with accounting principles generally accepted in the United States of America. Pro forma shareholders’ equity and book value are not intended to represent the fair market value of the common stock and, due to the existence of the tax bad debt reserve and intangible assets, may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The unaudited pro forma net earnings and common shareholders’ equity derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of SR Bancorp common stock or the actual results of operations of SR Bancorp and Regal Bancorp for any period. Such pro forma data may be materially affected by the actual gross proceeds from the sale of shares of SR Bancorp in the offering and the actual expenses incurred in connection with the offering and the Merger.

Pro forma merger adjustments to net income include entries to reflect the estimated fair value adjustments on financial assets and liabilities and the amortization of identifiable intangible assets created in the Merger. Excluded from the calculation of pro forma net income are any adjustments to reflect the estimated interest income to be earned on the net proceeds of the offering, the estimated interest income to be foregone on the cash required to fund the Merger and related expenses, and other estimated expense reductions from consolidating the operations of Regal Bancorp with those of SR Bancorp.

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

The following table presents pro forma balance sheet information at June 30, 2022 at the minimum of the offering range assuming the issuance of 7,012,500 shares in the offering, the contribution of 350,625 shares and $701,250 of cash to Somerset Regal Charitable Foundation, and the issuance of 4,668,082 shares to shareholders of Regal Bancorp in the Merger.

	SR Bancorp Historical	Offering Adjustments (1)		SR Bancorp Pro Forma as Converted	Regal Bancorp Historical	Merger Adjustments (2)		SR Bancorp Pro Forma Consolidated

	(In thousands)
Assets
Cash and cash equivalents	$7,557	$57,505	(3)	$65,062	$151,755	$(26,163	)(11)	$190,654
Interest bearing-deposits in other financial institutions	27,787	—		27,787	14,656	—		42,443
Securities available for sale	47,857	—		47,857	15,591	—		63,448
Securities held to maturity	192,903	—		192,903	2,581	—		195,484
Equity securities at fair value	19	—		19	—	—		19
Loans receivable, net	334,558	—		334,558	338,707	(5,147	)(12)	668,118
Premises and equipment, net	3,443	—		3,443	1,987	—		5,430
Federal Home Loan Bank stock, at cost	702	—		702	784	—		1,486
Bank owned life insurance (BOLI)	28,056	—		28,056	7,270	—		35,326
Goodwill	—	—		—	1,094	11,458	(13)	12,552
Core deposit intangible	—	—		—	—	7,345	(14)	7,345
Other	5,749	1,051	(4)	6,800	3,751	(557	)(15)	9,994

Total assets	$648,631	$58,556		$707,187	$538,176	$(13,064)		$1,232,299

Liabilities
Deposits	$522,072	$—		$522,072	$473,702	$(1,190	)(16)	$994,584
FHLB advances	—	—	(5)	—	5,000	—		5,000
Subordinated debt	—	—		—	9,909	(9,909	)(17)	—
Other liabilities	8,328	—		8,328	1,789	—		10,117

Total liabilities	$530,400	—		$530,400	$490,400	$(11,099)		$1,009,701

Shareholders’ equity
Common stock	$—	$74	(6)	$74	$—	$47	(18)	$121
Additional paid-in capital	—	70,475	(7)	70,475	34,358	12,276	(19)	117,109
Retained earnings	125,546	(3,156	)(8)	122,389	13,882	(14,752	)(20)	121,519
Accumulated other comprehensive loss	(7,315)	—		(7,315)	(464)	464	(20)	(7,315)
Employee stock ownership plan	—	(5,891	)(9)	(5,891)	—	—		(5,891)
Stock-based incentive plan	—	(2,945	)(10)	(2,945)	—	—		(2,945)

Total equity	$118,231	58,556		176,787	47,776	(1,965)		222,598

Total liabilities and equity	$648,631	$58,556		$707,187	$538,176	$(13,064)		$1,232,299

(1)

Shows the effect of the offering, assuming gross proceeds of $70.1 million at the minimum of the offering range, offering expenses of $3.1 million, establishment of an ESOP and granting of stock awards under a stock-based incentive plan that will acquire 8.0% and 4.0% of total offering and foundation shares outstanding, respectively, and a contribution of cash and common stock equal to 6% of the shares issued in the stock offering to Somerset Regal Charitable Foundation. The ESOP will purchase its shares in the offering and possibly open market purchases. The stock-based incentive plan will purchase shares in the open market after receiving shareholder approval to adopt the plan. Open market purchases by the ESOP and stock-based incentive plan are assumed at $10.00 per share.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Regal Bancorp for a price of $19.30 per share in cash and authorized but unissued shares of common stock.

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(3)	Calculated as follows:

(In thousands)
Gross proceeds of offering	$70,125
Estimated expenses	(3,083)
Contribution of cash to Somerset Regal Charitable Foundation	(701)
Common stock acquired by ESOP	(5,891)
Common stock acquired by stock-based incentive plan	(2,945)

Pro forma adjustment	$57,505

(4)	Deferred tax asset recorded to reflect the $4.2 million cash and stock contribution to Somerset Regal Charitable Foundation and a marginal tax rate of 25%.
(5)	The ESOP loan is funded internally with a loan from SR Bancorp, thus no borrowing liability is recorded on the consolidated balance sheet of SR Bancorp.
(6)	Par value $0.01 per share and the issuance of 7,012,500 shares in the offering and 350,625 shares contributed to Somerset Regal Charitable Foundation.
(7)	Calculated as follows:

(In thousands)
Net proceeds of offering	$67,042
Contribution of stock to Somerset Regal Charitable Foundation	3,507
Less: par value (Footnote 6)	(74)

Pro forma adjustment	$70,475

(8)	After tax expense of the cash and stock contribution to the foundation and a marginal tax rate of 25%.
(9)	Contra-equity account established to reflect the obligation to repay the loan to the ESOP.
(10)	Contra-equity account established to reflect the stock-based incentive plan.
(11)	Includes the cash portion of the merger consideration paid to shareholders of Regal Bancorp, non-tax-deductible transaction expenses and tax deductible transaction expenses.

(In thousands)
Cash portion of merger consideration	$11,670
Somerset merger costs expensed (pre-tax)	1,160
Regal Bancorp merger costs included in goodwill (after tax)	3,424
Retire Regal Bancorp subordinated debt	9,909

Total cash adjustment	$26,163

(12)

Reflects the reversal of the June 30, 2020 allowance for loan and lease losses of Regal Bancorp and a fair value adjustment applied to the acquired loans. The fair value adjustment includes a credit component and a yield component. The credit component include the estimated credit losses embedded in the acquired loans as of June 30, 2022. The yield component reflects the differences between market and portfolio yields as of June 30, 2022. The fair value adjustment will be accreted into income over the lives of the related loans.

(In thousands)
Reversal of Regal Bancorp allowances	$5,611
Fair value – credit component	(5,268)
Fair value – yield component	(5,490)

Pro forma adjustment	$(5,147)

(footnotes continued on next page)

(footnotes continued from previous page)

(13)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as:

	Goodwill
	(In thousands, except share data)
Purchase price per share ($)		$19.30
Number of Regal Bancorp shares acquired		3,023,369
Purchase price, net		$58,351
Fair value of net assets
Acquired shareholders’ equity	$47,776
Regal merger costs (after tax)	(3,424)
Taxable purchase accounting adjustments:
Fair value adjustment for acquired certificates of deposits	1,190
Fair value adjustment for acquired loans	(10,758)
Reverse allowance for loan losses	5,611
Core deposit intangible	7,345
Tax effect at the marginal tax rate of 25%	$(847)

Less: fair value of net assets		$46,893

Goodwill adjustment		$11,458

(14)

Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired Regal Bancorp core deposit base calculated as the present value benefit of funding operations with the acquired core deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense over the estimated life of the core deposit base.

(15)	Deferred tax entry consists for fair value adjustments $847 thousand and Somerset merger costs $290 thousand.
(16)

Fair value adjustment to reflect the difference between portfolio costs and market rates as of June 30, 2022 for time deposits acquired in the Merger. Yield adjustment is estimated using present value analysis and the fair value adjustment is amortized into expense over the live of the related time deposits.

(17)	Subordinated debt is retired at closing.
(18)	Adjustment to common stock is based on the shares issued in the Merger at $0.01 per share.
(19)	Adjustment to paid-in capital is calculated as follows:

(In thousands)
Stock issued to Regal Bancorp shareholders in the Merger	$46,681
Less eliminate historical Regal Bancorp paid-in capital	(34,358)
Les par value of common stock issued in the Merger	(47)

Adjustment to paid-in capital	$12,276

(20)	Adjustment to eliminate the historical Regal Bancorp capital account entries pursuant to purchase accounting and reflect Somerset merger costs expensed by Somerset:

(In thousands)
Eliminate historical Regal Bancorp retained earnings	$(13,882)
Somerset merger costs pre-tax	(1,160)
Deferred tax adjustment	290

Adjustment to paid-in capital	$(14,752)

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

The following table presents pro forma balance sheet information at June 30, 2022 at the adjusted maximum of the offering range assuming the issuance of 10,910,625 shares in the offering, the contribution of 545,531 shares and $1.1 million of cash to Somerset Regal Charitable Foundation, and the issuance of 5,251,592 shares to shareholders of Regal Bancorp in the Merger.

	SR Bancorp Historical	Offering Adjustments (1)		SR Bancorp Pro Forma as Converted	Regal Bancorp Historical	Merger Adjustments (2)		SR Bancorp Pro Forma Consolidated

	(In thousands)
Assets
Cash and cash equivalents	$7,557	$90,795	(3)	$98,352	$151,755	$(20,328	)(11)	$229,779
Interest-bearing deposits in other financial institutions	27,787	—		27,787	14,656	—		42,443
Securities available for sale	47,857	—		47,857	15,591	—		63,448
Securities held to maturity	192,903	—		192,903	2,581	—		195,484
Equity securities at fair value	19	—		19	—	—		19
Loans receivable, net	334,558	—		334,558	338,707	(5,147	)(12)	668,118
Premises and equipment, net	3,443	—		3,443	1,987	—		5,430
Federal Home Loan Bank stock, at cost	702	—		702	784	—		1,486
Bank owned life insurance (BOLI)	28,056	—		28,056	7,270	—		35,326
Goodwill	—	—		—	1,094	11,458	(13)	12,552
Core deposit intangible	—	—		—	—	7,345	(14)	7,345
Other	5,749	1,636	(4)	7,385	3,751	(557	)(15)	10,580

Total assets	$648,631	$92,431		$741,062	$538,176	$(7,229)		$1,272,009

Liabilities
Deposits	$522,072	$—		$522,072	$473,702	$(1,190	)(16)	$994,584
FHLB advances	—	—	(5)	—	5,000	—		5,000
Subordinated debt	—	—		—	9,909	(9,909	)(17)	—
Other liabilities	8,328	—		8,328	1,789	—		10,117

Total liabilities	$530,400	$—		$530,400	$490,400	$(11,099)		$1,009,701

Shareholders’ equity
Common stock	$—	$115	(6)	$115	$—	$53	(18)	$168
Additional paid-in capital	—	110,973	(7)	110,973	34,358	18,105	(19)	163,436
Retained earnings	125,546	(4,910	)(8)	120,636	13,882	(14,752	)(20)	119,766
Accumulated other comprehensive loss	(7,315)	—		(7,315)	(464)	464	(20)	(7,315)
Employee stock ownership plan	—	(9,165	)(9)	(9,165)	—	—		(9,165)
Equity incentive plan	—	(4,582	)(10)	(4,582)	—	—		(4,582)

Total equity	$118,231	$92,432		$210,662	$47,776	$3,870		$262,308

Total liabilities and equity	$648,631	$92,431		$741,062	$538,176	$(7,229)		$1,272,009

(1)

Shows the effect of the offering, assuming gross proceeds of $109.1 million at the adjusted maximum of the valuation range, offering expenses of $3.5 million, establishment of an ESOP and granting of stock awards under a stock-based incentive plan that will acquire 8.0% and 4.0% of total offering and foundation shares outstanding, respectively, and a contribution of cash and common stock equal to 6% of the shares issued in the offering to Somerset Regal Charitable Foundation. The ESOP will purchase its shares in the offering and possibly open market purchases. The stock-based incentive plan will purchase shares in the open market after receiving shareholder approval to adopt the plan. Open market purchases by the ESOP and equity incentive plan are assumed at $10.00 per share.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Regal Bancorp for a price of $19.30 per share in cash and authorized but unissued shares of common stock.

(footnotes continued on next page)

(footnotes continued from previous page)

(3)	Calculated as follows:

(In thousands)
Gross proceeds of offering	$109,106
Estimated expenses	(3,473)
Contribution of cash to Somerset Regal Charitable Foundation	(1,091)
Common stock acquired by ESOP	(9,165)
Common stock acquired by equity incentive plan	(4,582)

Pro forma adjustment	$90,795

(4)	Deferred tax asset recorded to reflect the $6.5 million cash and stock contribution to Somerset Regal Charitable Foundation and a marginal tax rate of 25%.
(5)	The ESOP loan is funded internally with a loan from SR Bancorp, thus no borrowing liability is recorded on the consolidated balance sheet of SR Bancorp.
(6)	Par value $0.01 per share and the issuance of 10,910,625 shares in the offering and 545,531 shares contributed to Somerset Regal Charitable Foundation.
(7)	Calculated as follows:

(In thousands)
Net proceeds of offering	$105,633
Contribution of stock to Somerset Regal Charitable Foundation	5,455
Less: par value (Footnote 6)	(115)

Pro forma adjustment	$110,973

(8)	After tax expense of the cash and stock contribution to the foundation and a tax rate of 25%.
(9)	Contra-equity account established to reflect the obligation to repay the loan to the ESOP.
(10)	Contra-equity account established to reflect the stock-based incentive plan.
(11)	Includes the cash portion of the merger consideration paid to shareholders of Regal Bancorp, non-tax-deductible transaction expenses and tax deductible transaction expenses.

(In thousands)
Cash portion of merger consideration	$5,835
Somerset merger costs expensed (pre tax)	1,160
Regal Bancorp merger costs included in goodwill (after tax)	3,424
Retire Regal Bancorp subordinated debt	9,909

Total cash adjustment	$20,328

(12)

Reflects the reversal of the June 30, 2022 allowance for loan and lease losses of Regal Bancorp and a fair value adjustment applied to the acquired loans. The fair value adjustment includes a credit component and a yield component. The credit component includes the estimated credit losses embedded in the acquired loans as of June 30, 2022. The yield component reflects the differences between market and portfolio yields as of June 30, 2022. The fair value adjustment will be accreted into income over the live of the related loans.

(In thousands)
Reversal of Regal Bancorp allowances	$5,611
Fair value – credit component	(5,268)
Fair value – yield component	(5,490)

Pro forma adjustment	$(5,147)

(footnotes continued on next page)

(footnotes continued from previous page)

(13)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as:

	Goodwill
	(In thousands, except per share data)
Purchase price per share		$19.30
Number of Regal shares acquired		3,023,369
Purchase price, net		$58,351
Fair value of net assets
Acquired shareholders’ equity	$47,776
Regal merger costs (after tax)	(3,424)
Taxable purchase accounting adjustments:
Fair value adjustment for acquired certificates of deposits	1,190
Fair value adjustment for acquired loans	(10,758)
Reverse allowance for loan losses	5,611
Core deposit intangible	7,345
Tax effect at the marginal tax rate of 25%	$(847)

Less: fair value of net assets		$46,893

Goodwill adjustment		$11,458

(14)

Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired Regal Bancorp core deposit base, calculated as the present value benefit of funding operations with the acquired core deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense over the estimated life of the core deposit base.

(15)	Deferred tax entry consists for fair value adjustments $847 thousand and Somerset merger costs $290 thousand.
(16)

Fair value adjustment to reflect the difference between portfolio costs and market rates as of June 30, 2022 for time deposits acquired in the Merger. Yield adjustment is estimated using present value analysis and the fair value adjustment is amortized into expense over the lives of the related time deposits.

(17)	Subordinated debt is retired at closing.
(18)	Adjustment to common stock is based on the shares issued in the Merger at $0.01 per share.
(19)	Adjustment to paid-in capital is calculated as follows:

(In thousands)
Stock issued to Regal Bancorp shareholders in the Merger	$52,516
Less eliminate historical Regal Bancorp paid-in capital	(34,358)
Less par value of common stock issued in the Merger	(53)

Adjustment to paid-in capital	$18,105

(20)	Adjustment to paid-in capital is calculated as follows:

(In thousands)
Eliminate historical Regal Bancorp retained earnings	$(13,882)
Somerset merger costs pre-tax	(1,160)
Deferred tax adjustment	290

Adjustment to paid-in capital	$(14,752)

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2022

The following table presents pro forma income statement information for the year ended June 30, 2022, at the minimum of the offering range, including 7,012,500 shares issued in the offering, 350,625 shares and $701,250 of cash contributed to Somerset Regal Charitable Foundation and 4,668,082 shares issued to shareholders of Regal Bancorp in the Merger.

	SR Bancorp Historical	Offering Adjustments (1)		SR Bancorp Pro Forma As Converted	Regal Bancorp Historical	Merger Adjustments (3)		SR Bancorp Pro Forma Consolidated

	(In thousands, except per share data)
Interest and dividend income	$13,432	$—		$13,432	$17,121	$5,046	(4)	$35,599
Interest expense	(1,535)	—		(1,535)	(2,355)	(509	)(5)	(4,399)

Net interest income	11,897	—		11,897	14,766	4,537		31,200
Provision for loan losses	$—	$—		$—	$—	$—		$—

Net interest income after provision for loan losses	$11,897	$—		$11,897	$14,766	$4,537		$31,200
Noninterest income	1,351	—		1,351	1,149	—		2,500
Noninterest expense	(11,014)	(295	)(2)	(11,309)	(11,602)	(735	)(6)	(23,646)

Income before income taxes	$2,234	$(295)		$1,939	$4,313	$3,802		$10,054
Income tax expense	(363)	74		(289)	(1,240)	(951	)(7)	(2,480)

Net income	$1,871	$(221)		$1,650	$3,073	$2,851		$7,574

Basic EPS (8)	$—	$—		$0.24	$1.02	$—		$0.66
Diluted EPS (8)	$—	$—		$0.24	$1.02	$—		$0.66

(1)

Shows the effect of the offering by SR Bancorp, assuming gross proceeds of $70.1 million at the minimum of the offering range, offering expenses of $3.1 million, and establishment of an ESOP that will acquire 8.0% of the common stock sold in the stock offering and shares contributed to the charitable foundation. The ESOP will purchase shares in the offering and, if necessary, in open market purchases. The loan taken by the ESOP will be amortized over 20 years on a straight-line basis. The ESOP expense shown reflects the estimated amortization expense on a pre-tax basis for the period shown. SR Bancorp also intends to adopt a stock-based incentive plan that will purchase 4.0% of the common stock sold in the stock offering and shares contributed to the charitable foundation. The stock-based incentive plan will purchase shares in the open market after receiving shareholder approval. Open market purchases are assumed at $10.00 per share. SR Bancorp also intends to adopt a stock option plan that will include 10.0% of the offering plus foundation shares issued in the transaction. Pursuant to an application of the Black-Scholes option pricing model, the stock options are assumed to have a value of $4.71 per option. The option value is assumed to be expensed over the five-year vesting period for the options and 25% of the option expense is assumed to be deductible for income tax purposes. The stock option plan is subject to shareholder approval. Since these estimates are speculative, they are not reflected in the calculations of pro forma income. The estimated interest income assuming net cash proceeds of $57.5 million from the offering are invested at an average pre-tax yield of 3.01% for the year ended June 30, 2022, would be approximately $1.7 million on a pre-tax basis. The yield utilized approximates the yield on a one-year U.S. Treasury security as of June 30, 2022. The estimated expense for the stock grants in the equity incentive plan assuming gross proceeds of $70.1 million is $600,000 pretax for the year ended June 30, 2022. The estimated expense for the stock options in the equity incentive plan assuming gross proceeds of $70.1 million is $900,000 pretax for the year ended June 30, 2022. The ESOP loan is amortized over 20 years on a straight line basis. ESOP share are assumed to be released at $10 per share. Stock-based incentive plan shares are assumed to vest over five years on a straight-line basis. Taxes are calculated on an assumed marginal rate of 25%. No expenses are included for Merger-related charges, all of which are one time expenses.

(2)

ESOP loan with a balance of $5.9 million and an amortization period of 20 years on a straight-line basis. The ESOP loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for SR Bancorp. ESOP expense thus reflects only the amortization of principal for the period shown.

(3)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Regal Bancorp for a price of $19.30 per share in cash and newly issued stock.
(4)

Adjustment to interest income reflects the accretion of the fair market adjustment on the Regal Bancorp loans resulting from acquisition accounting. Adjustments to record estimated interest income to be foregone as a result of funding the cash portion of the Merger consideration and the expenses of the acquisition will be recorded as incurred. Because they are speculative, these expenses are not reflected in the pro forma income statements. The estimated reduction in interest income assuming funding requirements of $16.3 million for the Merger and related expenses, assuming such cash costs were funded with investments yielding 3.01 percent for the year ended June 30, 2022, would be approximately $500,000. The yield approximates the yield on the five year U.S. Treasury security on June 30, 2022.

(5)

Adjustment to interest expense is the amortization of the fair value adjustment on deposits. No adjustment is included for the retirement of the Regal Bancorp subordinated debt due since these estimates are speculative. If the debt were retired as of June 30, 2022, the pre-tax interest reduction would be $700,000.

(6)	Adjustment to noninterest expense is the amortization of the core deposit intangible over 10 years on a straight line basis.
(7)	Marginal tax rate of 25%.
(8)

Pro forma consolidated basic EPS (or “earnings per share”) and diluted EPS do not reflect: interest income from reinvestment of the net proceeds; interest income forgone as a result of financing the cash consideration and expenses of the Merger; or the estimated costs of the equity incentive plans- all of which are speculative.

The following table presents pro forma income statement information for the year ended June 30, 2022, at the adjusted maximum of the offering range, including 10,910,625 shares issued in the offering, 545,531 shares and $1.1 million of cash contributed to Somerset Regal Charitable Foundation and 5,251,592 shares issued to shareholders of Regal Bancorp in the Merger.

	SR Bancorp Historical	Offering Adjustments (1)		SR Bancorp Pro Forma As Converted	Regal Bancorp Historical	Merger Adjustments (3)		SR Bancorp Pro Forma Consolidated

	(In thousands, except per share data)
Interest and dividend income	$13,432	$—		$13,432	$17,121	$5,046	(4)	$35,599
Interest expense	(1,535)	—		(1,535)	(2,355)	(509	)(5)	(4,399)

Net interest income	$11,897	$—		$11,897	$14,766	$4,537		$31,200
Provision for loan losses	—	—		—	—	—		—

Net interest income after provision for loan losses	$11,897	$—		$11,897	$14,766	$4,537		$31,200
Noninterest income	1,351	—		1,351	1,149	—		2,500
Noninterest expense	$(11,014)	$(459	)(2)	$(11,473)	$(11,602)	$(735	)(6)	$(23,810)

Income before income taxes	$2,234	$(459)		$1,775	$4,313	$3,802		$9,890
Income tax expense	(363)	115		(248)	(1,240)	(951	)(7)	(2,439)

Net income	$1,871	$(344)		$1,527	$3,073	$2,851		$7,451

Basic EPS (8)	$—	$—		$0.14	$1.02	—		$0.47
Diluted EPS (8)	$—	$—		$0.14	$1.02	—		$0.47

(1)

Shows the effect of the offering by SR Bancorp, assuming gross proceeds of $109.1 million at the adjusted maximum of the offering range, offering expenses of $3.5 million, and establishment of an ESOP that will acquire 8.0% of the common stock sold in the stock offering and shares contributed to the charitable foundation. The ESOP will purchase shares in the offering and, if necessary, in open market purchases. The loan taken by the ESOP will be amortized over 20 years on a straight-line basis. The ESOP expense shown reflects the estimated amortization expense on a pre-tax basis for the period shown. SR Bancorp also intends to adopt a stock-based incentive plan that will purchase 4.0% of the common stock sold in the stock offering and shares contributed to the charitable foundation. The stock-based incentive plan will purchase shares in the open market after receiving shareholder approval. Open market purchases are assumed at $10.00 per share. SR Bancorp also intends to adopt a stock option plan that will include 10.0% of the offering plus foundation shares issued in the transaction. Pursuant to an application of the Black-Scholes option pricing model, the stock options are assumed to have a value of $4.71 per option. The option value is assumed to be expensed over the five-year vesting period for the options and 25% of the option expense is assumed to be deductible for income tax purposes. The stock option plan is subject to shareholder approval. Since these estimates are speculative, they are not reflected in the calculations of pro forma income. The estimated interest income assuming net cash proceeds of $90.8 million from the offering are invested at an average pre-tax yield of 3.01% for the year ended June 30, 2022, would be approximately $2.7 million on a pre-tax basis. The yield utilized approximates the yield on a one-year U.S. Treasury security as of June 30, 2022. The estimated expense for the stock grants in the equity incentive plan assuming gross proceeds of $109.1 million is $900,000 pretax for the year ended June 30, 2022. The estimated expenses for the stock options granted in the equity incentive plan assuming gross proceeds of $109.1 million is $1.1 million pre tax for the year ended June 30, 2022. The ESOP loan is amortized over 20 years on a straight line basis. Taxes are calculated on an assumed marginal rate of 25%. No expenses are included for Merger-related charges, all of which are one time expenses.

(2)

ESOP loan with a balance of $9.2 million and an amortization period of 20 years on a straight-line basis. The ESOP loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for SR Bancorp. ESOP expense thus reflects only the amortization of principal for the period shown.

(3)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Regal Bancorp for a price of $19.30 per share in cash and newly issued stock.
(4)

Adjustment to interest income reflects the accretion of the fair market adjustment on the Regal Bancorp loans resulting from acquisition accounting. Adjustments to record estimated interest income to be foregone as a result of funding the cash portion of the Merger consideration and the expenses of the acquisition will be recorded as incurred. Because they are speculative, these expenses are not reflected in the pro forma income statements. The estimated reduction in interest income assuming funding requirements of $10.4 million for the Merger and related expenses, assuming such cash costs were funded with investments yielding 3.01 percent for the year ended June 30, 2022, would be approximately $300,000. The yield approximates the yield on the five year U.S. Treasury security on June 30, 2022.

(5)

Adjustment to interest expense is the amortization of the fair value adjustment on deposits. No adjustment is included for the retirement of the Regal Bancorp subordinated debt due since these estimates are speculative. If the debt were retired as of June 30, 2022, the pre-tax interest reduction would be $700,000.

(6)	Adjustment to noninterest expense is the amortization of the core deposit intangible over 10 years on a straight line basis.
(7)	Marginal tax rate of 25%.
(8)

Pro forma consolidated basic EPS and diluted EPS do not reflect: interest income from reinvestment of the net proceeds; interest income forgone as a result of financing the cash consideration and expenses of the Merger; or the estimated costs of the equity incentive plans- all of which are speculative.

Analysis of Pro Forma Outstanding Shares of SR Bancorp Common Stock

Offering Range	Total Shares Outstanding	Shares Sold in the Offering	Shares Issued to Regal Bancorp Shareholders	Shares Issued to Somerset Regal Charitable Foundation	Cash Issued In Connection with the Merger
Minimum	12,031,207	7,012,500	4,668,082	350,625	$11,670
Midpoint	13,330,582	8,250,000	4,668,082	412,500	$11,670
Maximum	15,213,467	9,487,500	5,251,592	474,375	$5,835
Maximum, as adjusted	16,707,748	10,910,625	5,251,592	545,531	$5,835
Outstanding Percentage of Shares
Minimum	100%		38.8%
Midpoint	100%		35.0%
Maximum	100%		34.5%
Maximum, as adjusted	100%		31.4%

The following consolidated pro forma data, which are based on Somerset Savings Bank and Regal Bancorp’s equity at June 30, 2022 and net income for the years ended June 30, 2022 and December 31, 2021 for Somerset Savings Bank and Regal Bancorp, respectively, may not represent the actual financial effects of the offering or our operating results after the offering and the Merger. The consolidated pro forma data rely exclusively on the assumptions outlined above and the notes to the pro forma tables. The consolidated pro forma data do not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we were to be liquidated after the offering.

We are offering our common stock on a best efforts basis. We must issue a minimum of 7,012,500 shares in the offering to complete the offering.

	Minimum 7,012,500 $10.00 per share	Midpoint 8,250,000 $10.00 per share	Maximum 9,487,500 $10.00 per share	Maximum As Adjusted 10,910,625 $10.00 per share(1)

	(Dollars in thousands, except per share amounts)
Appraised value of Somerset Savings Bank	$70,125	$82,500	$94,875	$109,106
Plus: foundation shares	3,506	4,125	4,744	5,455

Fair value of Somerset Savings Bank	73,631	86,625	99,619	114,562
Fair value of shares issued in the Merger	46,681	46,681	52,516	52,516

Pro forma value including Merger and foundation shares	$120,312	$133,306	$152,135	$167,077

Gross proceeds of offering	$70,125	82,500	$94,875	$109,106
Less: estimated expenses	(3,083)	(3,207)	(3,331)	(3,473)

Estimated net proceeds	67,042	79,293	91,544	105,633
Less: common stock acquired by ESOP(2)	(5,891)	(6,930)	(7,970)	(9,165)
Less: common stock to be acquired by the equity incentive plan(3)(5)	(2,945)	(3,465)	(3,985)	(4,582)
Less: cash contribution to foundation	(701)	(825)	(949)	(1,091)

Net investable proceeds from offering	$57,505	$68,073	$78,640	$90,795

Funds required to effect the Merger	$(16,254)	$(16,254)	$(10,419)	$(10,419)
Consolidated pro forma net income
Pro forma net income:
Historical Somerset Savings Bank	$1,871	$1,871	$1,871	$1,871
Pro forma income on net investable proceeds	1,298	1,537	1,775	2,050
Pro forma impact on funding the Merger	(367)	(367)	(235)	(235)
Pro forma ESOP adjustments(2)	(221)	(260)	(299)	(344)
Pro forma restricted stock award expense(3)(5)	(442)	(520)	(598)	(687)
Pro forma stock option expense(4)(5)	(650)	(765)	(880)	(1,012)
Estimated merger adjustments	5,924	5,924	5,924	5,924

Pro forma net income	$7,413	$7,420	$7,558	$7,567

Pro forma net income per share(6):
Historical Somerset Savings Bank	$0.17	$0.15	$0.13	$0.11
Pro forma income on net investable proceeds	0.11	0.12	0.12	0.13
Pro forma impact on funding the Merger	(0.03)	(0.03)	(0.02)	(0.01)
Pro forma ESOP adjustments(2)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock award expense(3)	(0.04)	(0.04)	(0.04)	(0.04)
Pro forma stock option expense(4)	(0.06)	(0.06)	(0.06)	(0.06)
Estimated merger adjustments	0.52	0.47	0.41	0.37

Pro forma net income per share	$0.65	$0.59	$0.52	$0.48

Offering price as a multiple of pro forma income per share(6)	15.38x	16.95x	19.23x	20.83x
Number of shares used to calculate pro forma net income per share(6)	11,471,609	12,672,232	14,456,364	15,837,080
Pro forma shareholders’ equity
Pro forma shareholders’ equity (book value):
Historical Somerset Savings Bank	$118,231	$118,231	$118,231	$118,231
Estimated net proceeds	67,042	79,293	91,544	105,633
Plus: common stock contributed to the foundation	3,506	4,125	4,744	5,455
Less: after tax cost of contribution to the foundation	(3,156)	(3,713)	(4,269)	(4,910)
Less: common stock acquired by ESOP(2)	(5,891)	(6,930)	(7,970)	(9,165)
Less: common stock acquired by equity incentive plan	(2,945)	(3,465)	(3,985)	(4,582)
Estimated merger adjustments(3)(5)	45,811	45,811	51,646	51,646

Pro forma shareholders’ equity per share(7)	222,598	233,352	249,940	262,308
Intangible assets	(19,897)	(19,897)	(19,897)	(19,897)

Pro forma tangible shareholders’ equity per share	$202,701	$213,455	$230,043	$242,411

Pro forma shareholders’ equity per share:
Historical Somerset Savings Bank	$9.83	$8.87	$7.77	$7.08
Estimated net proceeds	5.59	5.98	6.05	6.35
Plus: common stock contributed to the foundation	0.29	0.31	0.31	0.33
Less: after tax cost of contribution to the foundation	(0.26)	(0.28)	(0.28)	(0.29)

Less: common stock acquired by ESOP(2)	(0.49)	(0.52)	(0.52)	(0.55)
Less: common stock acquired by equity incentive plan(3)	(0.24)	(0.26)	(0.26)	(0.27)
Estimated merger adjustments	3.81	3.44	3.39	3.09

Pro forma shareholders’ equity per share	18.50	17.51	16.43	15.70
Intangible assets	(1.65)	(1.49)	(1.31)	(1.19)

Pro forma tangible shareholders’ equity per share	$16.85	$16.02	$15.12	$14.51

Offering price as a percentage of pro forma equity per share	54.05%	57.11%	60.86%	63.69%
Offering price as a percentage of pro forma tangible equity per share	59.35%	62.42%	66.14%	68.92%
Shares used for pro forma shareholders’ equity per share	12,031,207	13,330,582	15,213,467	16,707,748

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)

Assumes that 8.0% of the shares of common stock sold in the stock offering, including shares contributed to the charitable foundation, will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from SR Bancorp. Somerset Regal Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Compensation—Stock Compensation—Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Somerset Regal Bank, the fair value of the common stock remains equal to the subscription price and an effective combined federal and state tax rate of 25.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 29,452, 34,650, 39,847 and 45,825 shares were committed to be released during the year at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for net income per share calculations.

(3)

Assumes that a stock-based benefit plan purchases an aggregate number of shares of common stock equal to 4.0% of the shares of common stock sold in the stock offering and shares contributed to the charitable foundation. Shareholder approval of the plan and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from SR Bancorp or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by SR Bancorp. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended June 30, 2022, and (iii) the plan expense reflects an effective combined federal and state tax rate of 25%. Assuming shareholder approval of the stock-based benefit plan and that shares of common stock are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 2.5% at the midpoint of the offering range.

(4)

Assumes that options are granted under a stock-based benefit plan to acquire an aggregate number of shares of common stock equal to 10% of the shares of common stock sold in the stock offering and shares contributed to the charitable foundation. Shareholder approval of the plan may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $4.71 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period, and that 25.0% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 25.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plan will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and shareholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute shareholders’ ownership and voting interests by approximately 6.1% at the midpoint of the offering range.

(5)

In the event SR Bancorp delays adoption of the stock-based benefit plan until after the one-year anniversary of the stock offering, and pursuant to shareholder approval, the share grants and stock options could be based on total shares outstanding including merger shares. In that event, the number of shares subject to grants and options and the related pro forma expense would be as follows:

	Minimum	Midpoint	Maximum	Maximum as adjusted
Stock-based benefit plan shares based on total shares outstanding
Restricted stock awards	481,248	533,223	608,539	668,310
Stock options	1,203,121	1,333,058	1,521,347	1,670,775
Annual after tax expense (in thousands)
Restricted stock awards	$722	$800	$913	$1,002
Stock options	$1,063	$1,177	$1,344	$1,475

(6)

Net income per share computations are determined by taking the number of shares assumed to be sold in the stock offering and contributed to the charitable foundation and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares that have not been committed for release during the year. See footnote 2, above. The number of shares of common stock actually sold may be more or less than the assumed amounts.

(7)

The retained earnings of Somerset Regal Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Stock Offering—Liquidation Rights” and “Regulation and Supervision —Federal Bank Regulation—Dividends.”

COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA FINANCIAL INFORMATION

WITH AND WITHOUT THE FOUNDATION

As set forth in the following table, if we do not establish and fund Somerset Regal Charitable Foundation as part of the offering, RP Financial estimates that our pro forma valuation would be greater, which would have resulted in an increase in the amount of common stock offered for sale in the offering. If the foundation is not established, however, there is no assurance that the updated appraisal that RP Financial will prepare at the closing of the offering would conclude that our pro forma market value would be the same as the estimate set forth in the table below. The updated appraisal will be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions.

The information presented in the following table is for comparative purposes only. It assumes that the offering was completed at June 30, 2022, based on the assumptions set forth under “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger.”

Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	Adjusted Maximum of Offering Range
With Foundation	Without Foundation	With Foundation	Without Foundation	With Foundation	Without Foundation	With Foundation	Without Foundation

(Dollars in thousands, except per share amounts)
Estimated offering amount	$70,125	$78,625	$82,500	$92,500	$94,875	$106,375	$109,106	$122,331
Pro forma market capitalization	120,312	125,306	133,306	139,181	152,135	158,891	167,077	174,847
Pro forma total assets	1,232,299	1,239,765	1,243,053	1,251,836	1,259,641	1,269,742	1,272,009	1,283,624
Pro forma total liabilities	1,009,701	1,009,701	1,009,701	1,009,701	1,009,701	1,009,701	1,009,701	1,009,701
Pro forma shareholders’ equity	222,598	230,064	233,352	242,135	249,940	260,041	262,308	273,923
Pro forma net income	7,413	7,516	7,420	7,541	7,558	7,699	7,567	7,728
Pro forma shareholders’ equity per share	$18.50	$18.36	$17.51	$17.40	$16.43	$16.37	$15.70	$15.67
Pro forma shareholders’ tangible equity per share	$16.85	$16.77	$16.02	$15.97	$15.12	$15.12	$14.51	$14.53
Pro forma net income per share	$0.65	$0.63	$0.59	$0.57	$0.52	$0.51	$0.48	$0.47
Pro forma pricing ratios:
Offering price as a percentage of pro forma shareholders’ equity per share	54.05%	54.47%	57.11%	57.47%	60.86%	61.09%	63.69%	63.82%
Offering price as a percent of pro forma tangible shareholders’ equity per share	59.35%	59.63%	62.42%	62.62%	66.14%	66.14%	68.92%	68.82%
Offering price as a multiple of pro forma net income per share	15.38	x	15.87	x	16.95	x	17.54	x	19.23	x	19.61	x	20.83	x	21.28	x
Offering price to assets	9.76%	10.11%	10.72%	11.12%	12.08%	12.51%	13.13%	13.62%
Pro forma financial ratios:
Return on assets	0.60%	0.61%	0.60%	0.60%	0.60%	0.61%	0.59%	0.60%
Return on shareholders’ equity	3.33%	3.27%	3.18%	3.11%	3.02%	2.96%	2.88%	2.82%
Shareholders’ equity to assets	18.06%	18.56%	18.77%	19.34%	19.84%	20.48%	20.62%	21.34%
Tangible equity to assets	16.72%	17.23%	17.45%	18.04%	18.56%	19.21%	19.36%	20.10%

(footnotes on next page)

(1)

The following table shows the estimated after-tax expense associated with the contribution to the charitable foundation, as well as pro forma net income, pro forma net income per share, pro forma return on assets and pro forma return on shareholders’ equity assuming the contribution to the charitable foundation was expensed during the year ended June 30, 2022.

	Minimum of the Offering Range		Midpoint of the Offering Range		Maximum of the Offering Range		Adjusted Maximum of the Offering Range

	(Dollars in thousands, except per share amounts)
After tax expense of contribution to foundation	$3,156		$3,713		$4,269		$4,910
Pro forma net income	$4,258		$3,708		$3,289		$2,657
Pro forma net income per share	$0.37		$0.29		$0.23		$0.17
Offering price to pro forma net income	26.94	x	34.18	x	43.96	x	59.61	x
Pro forma return on assets	0.36%		0.31%		0.27%		0.22%
Pro forma return on equity	2.01%		1.67%		1.38%		1.07%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF SR BANCORP

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the Somerset Savings Bank Consolidated Financial Statements and Notes to the Consolidated Financial Statements that appear at the end of this prospectus.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans.

Somerset Savings Bank is a New Jersey-chartered mutual savings association that operates from seven branches in Hunterdon, Middlesex and Somerset Counties, New Jersey. Somerset Savings Bank offers a variety of deposit and loan products to individuals and small businesses, most of which are located in our primary market. The acquisition of Regal Bancorp and its wholly owned subsidiary, Regal Bank, will expand our market presence into Essex, Hudson, Morris and Union Counties, New Jersey and enhance our market presence in Somerset County, New Jersey. At June 30, 2022, Somerset Savings Bank had total assets of $648.6 million, deposits of $522.1 million and total equity of $118.2 million. In connection with this offering, Somerset Savings Bank is converting from the mutual to stock form of organization. As part of this transaction, Somerset Savings Bank will convert its charter to a New Jersey-chartered commercial bank named “Somerset Regal Bank.”

On July 25, 2022, SR Bancorp and Somerset Savings Bank entered into an Agreement and Plan of Merger pursuant to which SR Bancorp will acquire Regal Bancorp, a New Jersey corporation and sole shareholder of Regal Bank, a New Jersey chartered commercial bank headquartered in Livingston, New Jersey with total assets of $538.2 million as of June 30, 2022. As part of the acquisition, Regal Bank will merge into Somerset Savings Bank, with Somerset Savings Bank as the surviving entity operating under the name “Somerset Regal Bank.”

In the future, SR Bancorp may acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no specific plans or agreements to do so, other than our pending Merger with Regal Bancorp.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits. Changes in levels of interest rates affect our net interest income.

A secondary source of income is noninterest income, which is revenue that we receive from providing products and services. The majority of our noninterest income generally comes from service charges and fees related to deposit accounts and net gains in cash surrender value of bank-owned life insurance. In some years, we recognize income from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Loans are charged against the allowance when management believes that the collectability of the principal loan amount is not probable. Recoveries on loans previously charged off, if any, are credited to the allowance for loan losses when realized.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, furniture and equipment expenses, advertising, FDIC insurance premiums, directors fees, professional fees, insurance, telephone, postage and supplies and other miscellaneous expenses.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for retirement plans and other employee benefits. Following the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. For an illustration of expenses associated with new equity benefit plans, see

“Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger.”

Occupancy and equipment expenses and furniture and equipment expenses are the fixed and variable costs of buildings and equipment, and consist primarily of depreciation charges, furniture and equipment expenses, repair and maintenance costs, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using a straight-line method based on the estimated useful lives of the related assets or the expected lease terms, if shorter. Furniture and equipment also includes fees paid to third parties for use of their software and for processing customer information, deposits and loans.

Advertising includes most marketing expenses including multi-media advertising (public and in-branch), promotional events and materials, civic and sales focused memberships, and community support.

Federal deposit insurance premiums are payments we make to the FDIC for insurance of our deposit accounts.

Professional fees include legal, accounting, auditing, risk management and payroll processing expenses.

Insurance includes expenses for worker’s compensation and disability insurance and health insurance.

Other expenses include expenses for directors fees, office supplies, postage, telephone and other miscellaneous operating expenses.

Anticipated Increase in Noninterest Expense

Following the completion of the conversion and offering, we anticipate that our noninterest expense will increase as a result of the increased costs associated with operating as a public company. These additional expenses will consist primarily of legal and accounting fees, expenses of shareholder communications and meetings and expenses related to the addition of personnel. Noninterest expenses are also expected to increase due to the increased compensation expenses associated with the purchase of shares by our employee stock ownership plan and the possible implementation of a stock-based benefit plan, if approved by our shareholders. For further information, see “Summary—Benefits of the Offering to Management and Potential Dilution to Shareholders Following the Conversion,” “Risk Factors—Risks Related to the Stock Offering—Our stock-based benefit plan will increase our expenses and reduce our income” and “Management—Benefits to be Considered Following Completion of the Stock Offering.”

Critical Accounting Policies

Certain of our accounting policies are important to the presentation of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Our significant accounting policies are discussed in detail in Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we plan to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Management believes our most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows: allowance for loan losses and the valuation of our deferred tax assets.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable and reasonably estimable incurred credit losses in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when management believes the collectability of a loan balance is not probable. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for all portfolio segments using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component of the allowance relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment. We have defined the population of impaired loans to generally be all non-accrual non-residential, multi-family, and construction and land loans, and troubled debt restructurings.

Troubled debt restructured loans are those loans whose terms have been modified such that a concession has been granted because of deterioration in the financial condition of the borrower. Modifications could include extension of the terms of the loan, reduced interest rates, and forgiveness of accrued interest and/or principal. Once an obligation has been classified a troubled debt restructuring, it continues to be considered a troubled debt restructuring and is individually evaluated for impairment until paid in full. For a cash flow dependent loan, we record an impairment charge equal to the difference between the present value of the estimated future cash flows under the restructured terms discounted at the loans original effective interest rate, and the original loan’s carrying amount. For a collateral dependent loan, we record an impairment when the current estimated fair value, net of estimated costs to sell when necessary, of the property that collateralizes the impaired loan is less than the recorded investment in the loan.

For all loan classes, the accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than 90 days delinquent or when certain factors indicate reasonable doubt as to the ability of the borrower to meet contractual principal and/or interest obligations. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed and income is recognized subsequently only in the period received, provided the remaining principal balance is deemed collectible. A non-accrual loan is not returned to an accrual status until principal and interest payments are brought current and factors indicating doubtful collection no longer exist.

Principal and interest payments received on non-accrual loans for which the remaining principal balance is not deemed collectible are applied as a reduction to principal and interest income is not recognized. If the principal balance on the loan is later deemed collectible and the loan is returned to accrual status, any interest payments that were applied to principal while on non-accrual are recorded as an unearned discount on the loan, classified as deferred fees, costs and discounts, and are recognized into interest income using the level-yield method over the remaining contractual life of the individual loan, adjusted for actual prepayments. The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is a quantitative factor determined by portfolio segment and is based on our actual loss history. This actual loss experience is supplemented with other factors based on the risks present for each portfolio segment. These factors include consideration of the following:

•	Lending policies and procedures, including underwriting standards and collection, charge-off and recovery loans practices.

•	National, regional and local economic and business conditions as well as the condition of various market segments.

•	Nature and volume of the portfolio and terms of loans.

•	Volume and severity of past due, classified and non-accrual loans as well as other loan modifications.

•	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

•	Effect of external factors, such as competition and legal and regulatory requirements.

•	Value of underlying collateral for collateral dependent loans.

•	The experience, ability, and depth of lending management and other relevant staff.

•	Quality of the institution’s loan review system.

The loan portfolio is categorized according to collateral type, loan purpose, lien position, or borrower type (i.e., commercial, consumer). The categories used include residential one-to-four family, multi-family, non-residential, construction and land, junior liens, and consumer and other.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance for the amount of the deferred tax asset that is more likely than not to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in other operating expenses.

Business Strategy

The business strategy of the combined entity is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by:

Leveraging the residential lending expertise of Somerset Savings Bank and the commercial lending expertise of Regal Bank to pursue new opportunities to increase lending in our primary market area and expand our existing loan relationships. Somerset Savings Bank’s principal business activity historically has been the origination of residential mortgage loans, which comprised 97.6% of its total loan portfolio at June 30, 2022. Regal Bank’s principal business activity historically has been the origination of multi-family and commercial real estate loans, which comprised 94.4% of its total loan portfolio at June 30, 2022. Following the conversion and the Merger, Somerset Regal Bank will continue to provide products and services that meet the needs of the existing residential lending customers and be able to offer such products, services and expertise to the former Regal Bank customers throughout its newly-expanded market area. Additionally, Somerset Regal Bank will continue to provide products and services that meet the needs of Regal Bank’s existing commercial customers and be able to offer such products, services and expertise to the former Somerset Savings Bank customers and throughout its newly-expanded market area.

The opportunity for Somerset Savings Bank and Regal Bank to diversify their loan portfolios and leverage their lending expertise in new markets were primary factors for the Merger. Moreover, with the additional capital raised in the offering, we will be able to increase our loan originations in our market area, and originate loans with larger balances. Regal Bank’s legal lending limit was $8.6 million as of June 30, 2022 and Somerset Savings Bank’s legal lending limit was $17.7 million at June 30, 2022. The legal lending limit of Somerset Regal Bank is expected to be $35.0 million following the completion of the offering (assuming the offering is completed at the midpoint of the offering range) and the Merger. While Somerset Regal Bank’s credit risk management policies will result in an internal loan to one borrower limit less than Somerset Regal Bank’s regulatory limit, the legal lending limit of Somerset Regal Bank will provide opportunities to expand a portion of the existing customer relationships that Somerset Savings Bank will acquire in its merger with Regal Bank.

We intend to leverage the SBA preferred lender expertise of Regal Bank to expand SBA lending activity in our market areas. SBA lending capabilities provide an opportunity to establish additional commercial account relationships and the potential to generate additional noninterest income related to the sale and servicing of the guaranteed portion of an SBA loan on the secondary market.

Continuing to use prudent underwriting practices to maintain the high quality of the Somerset Regal Bank loan portfolio. Each of Somerset Savings Bank and Regal Bank believe that maintaining high asset quality is a key to long-term financial success. Both companies have sought to grow their respective loan portfolios while keeping non-performing assets to a minimum. Each of Somerset Savings Bank’s and Regal Bank’s strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, appropriate and conservative loan underwriting criteria and active credit monitoring. At June 30, 2022, there were no non-performing loans in Somerset Savings Bank’s loan portfolio. Although as a result of, and following the Merger, the resulting bank’s commercial loan portfolio will increase, Somerset Regal Bank intends to maintain the philosophy of managing large loan exposures through a prudent approach to lending.

Building profitable business and consumer relationships through enhanced product offerings and by continuing to provide superior customer service. We are a full-service financial services company offering our customers a broad range of loan and deposit products and services, including internet banking, which enables our customers to pay bills on-line, among other conveniences. Following the Merger, our commercial lending capacity will be significantly enhanced, which will allow us to seek to increase the commercial real estate and commercial business loans we originate and better serve the small businesses in our market area which generally have higher fees and yields associated with them when compared to residential mortgages. Further, the Merger with Regal Bancorp will allow us to expand our commercial deposit accounts which generally yield higher average balances than can be acquired from retail deposit relationships.

As a community-oriented financial institution, we emphasize providing superior customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the larger institutions that operate in our area but are headquartered elsewhere. Further, given our attractive market area, we believe we are well-positioned to increase our customer relationships without a proportional increase in overhead expense or operating risk.

Increasing transaction deposit account and deposit balances. Deposits are our primary source of funds for lending and investment. We intend to focus on expanding our core deposits (which we define as all deposits except for certificates of deposit). Core deposits represented 72.5% of our total deposits at June 30, 2022 compared to 64.7% at June 30, 2021. Going forward, we believe that Somerset Regal Bank will increase its core deposits by increasing its commercial lending activities and enhancing its relationships with our retail customers through our commitment to quality customer service along with the introduction of additional products and services, such as remote deposit capture and enhanced online business account services.

Continuing to leverage technology to maintain efficient operations and enhance customer service. We have historically focused on leveraging technology to maintain efficient operations and provide our customers with secure means to conduct business with Somerset Savings Bank outside of our traditional branch network. Customer facing applications include online banking and mobile banking with bill payment capabilities, mobile deposit and debit card control functionality. We have been a Zelle™ participant since 2019 which has allowed our customers the ability to send and receive real-time payments online and through mobile banking. Our online loan application platform affords customers the convenience of submitting a loan application online at their convenience. Internally we leverage technology to achieve internal efficiencies for tasks such as document preparation and retention, data analytics and call report preparation. We intend to build on this foundation and have plans to add, among other services, online deposit account opening for existing customers, tokenization and expanded business online banking capabilities including wire transfer origination and ACH origination services. We believe our investment in technology allows us to remain competitive, effectively serve our customers and results in efficiencies which contribute to the maintenance of favorable operating expense.

Expanding our franchise through acquisitions (including our Merger with Regal Bancorp) and other possible transactions in our primary market area. On July 25, 2022, we entered into a Merger Agreement pursuant to which we will acquire Regal Bancorp and its wholly owned subsidiary, Regal Bank, which we intend to merge into Somerset Savings Bank. The Merger will create a larger deposit base and loan portfolio, provide Somerset Savings Bank with greater access to commercial loan products and services and provide Regal Bank with greater access to residential products and services. The combined bank, with more than $1.0 billion in assets, will offer a fuller and broader array of financial products encompassing retail and commercial banking, real estate, consumer and commercial lending, than either Somerset Savings Bank or Regal Bank currently offers. We will continue to consider both organic growth as well as acquisition opportunities that may enhance the value of our franchise and yield potential financial benefits for our shareholders. The capital we raise in the offering will allow us the ability to explore further acquisitions, although we do not currently have any agreements or planned activity regarding any specific acquisition transaction.

Comparison of Financial Condition at June 30, 2022 and June 30, 2021

Total assets increased $9.3 million, or 1.5%, to $648.6 million at June 30, 2022 from $639.4 million at June 30, 2021. The increase was primarily the result of a $27.8 million net increase in loans, offset by a $21.4 million decrease in cash and cash equivalents.

Cash and cash equivalents decreased $21.4 million, or 37.8%, to $35.3 million at June 30, 2022 from $56.8 million at June 30, 2021 as funds were used to fund loan growth and purchase investment securities, which was offset by additional cash received from loan and securities repayments.

Total securities (securities held for sale and held to maturity) increased $402,000, or 0.2%, to $240.8 million at June 30, 2022 from $240.4 million at June 30, 2021.

Loans held for investment, net, increased $27.8 million, or 9.0%, to $334.6 million at June 30, 2022 from $306.8 million at June 30, 2021. Residential mortgage loans increased $28.2 million, or 9.5%, to $325.7 million at June 30, 2022 from $297.6 million at June 30, 2021 primarily due to an increase in loans purchased through our correspondent relationships.

Deposits increased $12.1 million, or 2.4%, to $522.1 million at June 30, 2022 from $510.0 million at June 30, 2021. NOW and money market accounts increased $7.7 million, or 5.5%, to $146.4 million at June 30, 2022 from $138.7 million at June 30, 2021. Savings accounts increased $15.5 million, or 9.0%, to $188.1 million at June 30, 2022 from $172.6 million at June 30, 2021. Noninterest-bearing deposits increased $4.1 million, or 10.3%, to $43.7 million at June 30, 2022 from $39.6 million at June 30, 2021. Certificates of deposit decreased $15.2 million, or 9.6%, to $143.8 million at June 30, 2022 from $159.0 million at June 30, 2021. The decrease in certificates of deposit and the increase in other deposit categories reflected the decision of many depositors to maintain such funds in other types of deposits and not to renew such certificates of deposit due to lower market interest rates.

We had no borrowings at June 30, 2022 or June 30, 2021.

Total equity decreased $3.7 million, or 3.0%, to $118.2 million at June 30, 2022 from $121.9 million at June 30, 2021. The decrease resulted from a $5.6 increase in accumulated other comprehensive loss, to a loss of $7.3 million at June 30, 2022 from a loss of $1.7 million at June 30, 2021, offset by net income of $1.9 million for the year ended June 30, 2022.

Comparison of Operating Results for the Years Ended June 30, 2022 and 2021

General. Net income increased $621,000, or 49.7%, to $1.9 million for the year ended June 30, 2022 from $1.3 million for the year ended June 30, 2021. The increase was caused by an increase in net interest income, offset by increases in noninterest expense and income tax expense.

Interest Income. Interest income increased $252,000, or 1.9%, to $13.4 million for the year ended June 30, 2022 from $13.2 million for the year ended June 30, 2021. The increase resulted primarily from a $420,000, or 11.7%, increase in interest income on securities and a $57,000, or 81.4%, increase in interest income on other assets, offset by a $225,000, or 2.4%, decrease in interest income on loans. The average balance of securities increased $46.8 million, or 22.1%, to $258.2 million for the year ended June 30, 2022, compared to $211.4 million for the year ended June 30, 2021 as cash from deposits that exceeded loan growth were invested in securities. This increase was offset by a decrease of 14 basis points in the average yield of securities to 1.55% for the year ended June 30, 2022 from 1.69% for the year ended June 30, 2021. The increase in the interest income on other assets was due to an 18 basis point increase in the average yield of other assets from 0.11% for the year ended June 30, 2021 to 0.29% for the year ended June 30, 2022, offset by a $19.1 million, or 30.4%, decrease in the average balance of other assets from $62.8 million for the year ended June 30, 2021 to $43.7 million for the year ended June 30, 2022. The average balance of loans decreased $1.5 million, or 0.5%, to $305.1 million for the year ended June 30, 2022, compared to $306.6 million for the year ended June 30, 2021. In addition, the average yield on the loan portfolio decreased six basis points to 3.05% for the year ended June 30, 2022 from 3.11% for the year ended June 30, 2021.

Interest Expense. Interest expense decreased $880,000 or 36.4%, to $1.5 million for the year ended June 30, 2022 from $2.4 million for the year ended June 30, 2021. The decrease in interest expense resulted from a decrease in interest expense on deposits. The average rate we paid on certificates of deposit decreased 50 basis points to 0.88% for the year ended June 30, 2022 from 1.38% for the year ended June 30, 2021 and the average balance of certificates of deposit decreased $11.1 million, or 6.8%, to $152.5 million for the year ended June 30, 2022 from $163.6 million for the year ended June 30, 2021. These decreases were offset by an increase in the average balance of savings and club accounts of $18.6 million, or 11.5%, to $180.9 million for the year ended June 30, 2022 from $162.3 million for the year ended June 30, 2021 and an increase in the average balance of interest-bearing demand deposits of $14.0 million, or 10.9%, to $141.7 million for the year ended June 30, 2022 from $127.8 million for the year ended June 30, 2021.

Net Interest Income. Net interest income increased $1.1 million, or 10.50%, to $11.9 million for the year ended June 30, 2022 from $10.8 million for the year ended June 30, 2021. We had increases in our net interest rate spread of 15 basis points to 1.89% for the year ended June 30, 2022 from 1.74% for the year ended June 30, 2021, increases in our net interest margin of 11 basis points to 1.96% for the year ended June 30, 2022 from 1.85% for the year ended June 30, 2021 and in our net interest-earning assets of $4.7 million, or 3.7%, to $131.9 million for the year ended June 30, 2022 from $127.2 million for the year ended June 30, 2021. The increases in our net interest rate spread and our net interest margin were primarily a result of the cost of interest-bearing liabilities decreasing at a faster rate than the yield on interest-earning assets.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, we consider, among other things, past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of delinquent loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses and make provisions for loan losses on a monthly basis.

Based on our evaluation of the above factors, we did not record a provision for loan losses for either the year ended June 30, 2022 or the year ended June 30, 2021. The absence of a provision for loan losses reflects that we had no non-performing loans or classified loans at June 30, 2022 and no charge-offs for the year ended June 30, 2022. Our allowance for loan losses as a percentage of total loans was 0.33% at June 30, 2022 compared to 0.36% at June 30, 2021, reflecting continued strong credit quality in our loan portfolio. To the best of our knowledge, we have provided for all losses that are both probable and reasonable to estimate at June 30, 2022 and June 30, 2021.

Noninterest Income. Noninterest income was as follows:

	Years Ended June 30,		Change
	2022	2021	Amount	Percent

	(Dollars in thousands)
Service charges and fees on deposit	$688	$533	$155	29.1%
Increase in cash surrender value of bank-owned life insurance	622	618	4	0.6%
Fees and service charges on loans	21	9	12	133.3%
Unrealized gain on equity securities	(8)	27	(35)	(129.6)%
Other	28	25	3	12.0%

Total noninterest income	$1,351	$1,212	$139	11.5%

Noninterest income increased $139,000, or 11.5%, to $1.4 million for the year ended June 30, 2022 from $1.2 million for the year ended June 30, 2021, primarily as a result of an increase of $155,000 in service charges and fees on deposit accounts. Due to the financial hardships caused by the pandemic, the assessment of certain fees and charges on customer accounts were halted in 2020 as a relief measure. Those fees and charges were then resumed at the end of fiscal year 2021.

Noninterest Expense. Noninterest expense was as follows:

	Years Ended June 30,		Change
	2022	2021	Amount	Percent

	(Dollars in thousands)
Salaries and employee benefits	$6,365	$6,061	$304	5.0%
Occupancy	710	807	(97)	(12.0)%
Furniture and equipment	592	613	(21)	(3.4)%
Data processing	1,145	1,228	(83)	(6.8)%
Advertising	266	167	99	59.3%
Federal deposit insurance premiums	151	144	7	4.9%
Directors fees	297	282	15	5.3%
Professional fees	412	313	99	31.6%
Insurance	168	150	18	12.0%
Telephone, postage and supplies	323	303	20	6.6%
Other expenses	585	514	71	13.8%

Total noninterest expense	$11,014	$10,582	$432	4.1%

Noninterest expense increased $432,000, or 4.1%, to $11.0 million for the year ended June 30, 2022 from $10.6 million for the year ended June 30, 2021, primarily as a result of a $304,000, or 5.0%, increase in salaries and employee benefits and a $99,000, or 31.6%, increase in professional services related to the acquisition of Regal Bancorp, offset by decreases in occupancy, and furniture and equipment. The increase in salaries and employee benefits represents annual merit adjustments and increased health care and pension plan costs. The decrease in occupancy relates to the additional cleaning and maintenance costs incurred during fiscal year 2021 related to COVID-19, as well as related services from fiscal year 2020 that were delayed and performed in fiscal year 2021 due to the pandemic. The decrease in furniture and equipment represents the attrition of fixed assets and the savings in data processing fees negotiated in our new contract.

Income Tax Expense. The provision for income taxes was $363,000 for the year ended June 30, 2022, compared to $145,000 for the year ended June 30, 2021. Our effective tax rate was 16.2% for the year ended June 30, 2022 compared to 10.4% for the year ended June 30, 2021. The lower effective tax rates for fiscal years 2022 and 2021 reflect lower state income tax liabilities due to the application of net operating loss carryforwards and a lower state income tax rate applied to the net investment income derived by Somerset Savings Bank’s subsidiary.

Average Balances and Yields

The following tables set forth average balance sheets, average yields and costs, and certain other information for the years indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees totaled $434,000 and $893,000 for the years ended June 30, 2022 and 2021, respectively.

	For the Years Ended June 30,
	2022			2021
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$305,130	$9,302	3.05%	$306,580	$9,527	3.11%
Securities	258,215	4,003	1.55%	211,426	3,583	1.69%
Other	43,708	127	0.29%	62,788	70	0.11%

Total interest-earning assets	607,053	13,432	2.21%	580,794	13,180	2.27%
Noninterest-earning assets	41,326			40,545

Total assets	$648,379			$621,339

Interest-bearing liabilities:
Savings and club accounts	$180,920	108	0.06%	$162,297	81	0.05%
Interest-bearing demand accounts	141,732	88	0.06%	127,767	78	0.06%
Certificates of deposit	152,476	1,339	0.88%	163,570	2,256	1.38%

Total interest-bearing deposits	475,128	1,535	0.32%	453,634	2,415	0.53%
Federal Home Loan Bank advances	—	—	—%	—	—	—%

Total interest-bearing liabilities	475,128	1,535	0.32%	453,634	2,415	0.53%
Noninterest-bearing deposits	42,384			38,087
Other noninterest-bearing liabilities	8,846			8,514

Total liabilities	526,358			500,235
Equity	122,021			121,104

Total liabilities and equity	$648,379			$621,339

Net interest income		$11,897			$10,765

Net interest rate spread (1)			1.89%			1.74%
Net interest-earning assets (2)	$131,925			$127,160

Net interest margin (3)			1.96%			1.85%
Average interest-earning assets to interest-bearing liabilities	127.77%			128.03%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended June 30, 2022 vs. 2021
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate

	(In thousands)
Interest-earning assets:
Loans	$(47)	$(178)	$(225)
Securities	868	(448)	420
Other	(21)	78	57

Total interest-earning assets	800	(548)	252

Interest-bearing liabilities:
Savings and club accounts	27	—	27
Interest-bearing accounts	10	—	10
Certificates of deposit	59	(976)	(917)
Federal Home Loan Bank advances	—	—	—

Total interest-bearing liabilities	96	(976)	(880)

Change in net interest income	$704	$428	$1,132

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our ALCO/Investment Committee, which consists of members of management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our Board of Directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

•	growing target deposit accounts;

•

utilizing our investment securities portfolio as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of movements in interest rates on net interest income and economic value of equity, which can create temporary valuation adjustments to equity in Accumulated Other Comprehensive Income; and

•	continuing to price our one-to-four family residential real estate loan products in a way that encourages borrowers to select our adjustable-rate loans as opposed to longer-term, fixed-rate loans.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

We generally do not engage in hedging activities, such as engaging in futures or options, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

Net Portfolio Value. We compute amounts by which the net present value of our cash flow from assets, liabilities and off-balance sheet items (net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. We measure potential change in our NPV through the use of a financial model. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current level of market interest rates, an NPV calculation for an interest rate decrease of greater than 100 basis points has not been prepared. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the “Basis Point Change in Interest Rates” column below.

The table below sets forth, as of June 30, 2022, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve.

At June 30, 2022
Change in Interest Rates (basis points)(1)	Estimated EVE(2)	Estimated Increase (Decrease) in EVE
		Amount	Percent

(Dollars in thousands)
+400	$67,475	$(69,019)	(50.6)%
+300	82,753	(53,741)	(39.4)%
+200	102,803	(33,691)	(24.7)%
+100	123,280	(13,214)	(9.7)%
—	136,494	—	— %
-100	146,526	10,032	7.4%
-200	152,579	16,085	11.8%

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

The table above indicates that at June 30, 2022, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 24.7% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience an 11.8% increase in EVE.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above table assumes that the composition of our interest sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our NPV and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Our primary sources of funds consist of deposit inflows, loan repayments, and repayments from investment securities. In addition, we have the ability to collateralize borrowings in the wholesale markets or borrow advances from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our Asset/Liability Management Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a ratio of liquid assets (including cash and federal funds sold) as a percentage of total deposits ranging between 4% and 30%. At June 30, 2022, this ratio was 6.8%. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of June 30, 2022. We anticipate that we will maintain higher liquidity levels following the completion of the stock offering.

We regularly adjust our investments in liquid assets based upon our assessment of:

(i) expected loan demand;

(ii) expected deposit flows;

(iii) yields available on interest-earning deposits and securities; and

(iv) the objectives of our asset/liability management program.

Excess cash is invested generally in interest-earning deposits and short- and intermediate-term securities.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing and investing activities during any given period. At June 30, 2022, cash and cash equivalents totaled $35.3 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $47.9 million at June 30, 2022.

At June 30, 2022, we had $5.2 million in outstanding loan commitments and $23.7 million of unused lines of credit. Certificates of deposit due within one year of June 30, 2022 totaled $101.9 million, or 19.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including loan sales, other deposit products, including replacement certificates of deposit, securities sold under agreements to repurchase (repurchase agreements) and advances from the Federal Home Loan Bank of New York and other borrowing sources. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or after June 30, 2022. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

Our primary investing activities are purchasing mortgage-backed securities and originating loans. During the year ended June 30, 2022, we purchased securities classified as available for sale totaling $19.9 million. We did not purchase any securities classified as available for sale during the year ended June 30, 2021. During the years ended June 30, 2022 and 2021, we originated $89.9 million and $106.2 million of loans, respectively.

Financing activities consist primarily of activity in deposit accounts. We experienced a net increase in total deposits of $12.1 million for the year ended June 30, 2022 and a net increase of $28.8 million for the year ended June 30, 2021. The increase for the year ended June 30, 2022 resulted primarily from a $27.3 million increase in transactional deposits, offset by a $15.2 million decrease in certificates of deposit. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

We had no outstanding borrowings at June 30, 2022 and 2021, respectively.

Somerset Savings Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2022, Somerset Savings Bank exceeded all regulatory capital requirements. Somerset Savings Bank is considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Federal Banking Regulation—Capital Requirements” and Note 11 of the Notes to the Consolidated Financial Statements.

The net proceeds from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the offering, our return on equity will be adversely affected following the offering.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the Notes to the Somerset Savings Bank financial statements included in this prospectus.

Impact of Inflation and Changing Prices

Our consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on our performance than the effects of inflation.

BUSINESS OF SR BANCORP AND SOMERSET SAVINGS BANK

General

SR Bancorp is a Maryland chartered company established to be the holding company for Somerset Savings Bank. Upon completion of the conversion and offering, SR Bancorp’s primary business activity will be the ownership of the outstanding common stock of Somerset Savings Bank. SR Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Somerset Savings Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement.

In the future, SR Bancorp may acquire or organize other entities or operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so, other than the transaction with Regal Bancorp.

Somerset Savings Bank is a New Jersey-chartered mutual savings and loan association that operates from seven branches in Hunterdon, Middlesex and Somerset Counties, New Jersey. Somerset Savings Bank offers a variety of deposit and loan products to individuals and small businesses, most of which are located in our primary market. The acquisition of Regal Bancorp and its wholly owned subsidiary, Regal Bank, will expand our market presence into Essex, Hudson, Morris and Union Counties, New Jersey and enhance our market presence in Somerset County, New Jersey. At June 30, 2022, Somerset Savings Bank had total assets of $648.6 million, deposits of $522.1 million and total equity of $118.2 million. In connection with this offering, Somerset Savings Bank is converting from the mutual to stock form of organization. As part of this transaction, Somerset Savings Bank will convert its charter to a New Jersey-chartered commercial bank named Somerset Regal Bank.

Our website address is www.somersetsavings.com. We plan to make available on our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Information on our website should not be considered a part of this prospectus.

Merger with Regal Bancorp

On July 25, 2022, we entered into an Agreement and Plan of Merger pursuant to which SR Bancorp will merge with Regal Bancorp, a New Jersey corporation and sole shareholder of Regal Bank, a New Jersey chartered commercial bank headquartered in Livingston, New Jersey that was chartered in 2007, with SR Bancorp as the surviving entity. Regal Bank is a full-service commercial bank that serves the banking needs of small to medium-sized businesses, professional entities, and individuals primarily in its market area of Essex, Hudson, Morris, Somerset and Union Counties, New Jersey. Regal Bank’s primary business is offering a variety of insured deposit accounts and using such funds as well as borrowings to originate commercial loans. At June 30, 2022, Regal Bancorp had total consolidated assets of $538.2 million, deposits of $473.7 million and total equity of $47.8 million.

Immediately following the offering, SR Bancorp will merge with Regal Bancorp and Somerset Savings Bank will merge with Regal Bank, with Somerset Savings Bank as the surviving entity, operating under the name Somerset Regal Bank. In connection with the Merger, Regal Bancorp’s shareholders will be given the opportunity to exchange their shares of Regal Bancorp common stock for $19.30 in cash or 1.93 shares of SR Bancorp common stock, or a mix of both, subject to the election and proration procedures set forth in the Merger Agreement. The aggregate deal cost of the Merger is approximately $58.4 million. Approximately $5.8 million of the stock offering proceeds will be used to fund the cash portion of the merger consideration, at the maximum and adjusted maximum of the offering range, respectively. Assuming 5,251,592 shares of SR Bancorp common stock are issued to Regal Bancorp shareholders in the Merger, such shareholders will own between 31.4% and 38.8% of the total outstanding shares of SR Bancorp common stock, at the minimum and adjusted maximum of the offering range, respectively.

In connection with the Merger, the Executive Chairman of the Board of Directors of Regal Bancorp, David M. Orbach, and two other current Regal Bancorp board members, will join the Boards of Directors of SR Bancorp and Somerset Regal Bank upon completion of the Merger. Mr. Orbach will serve as Executive Chairman of the Board of Directors of SR Bancorp and as Executive Vice Chairman of the Board of Directors of Somerset Regal Bank. William P. Taylor will continue as Chief Executive Officer and Chairman of the Board of Directors of Somerset Regal Bank and will serve as Chief Executive Officer and a director of SR Bancorp. Christopher J. Pribula will continue as President, Chief Operating Officer and a director of Somerset Regal Bank and SR Bancorp. In addition, Messrs. Orbach, Taylor and Pribula entered into employment agreements with SR Bancorp and Somerset Savings Bank at the time of execution of the Merger Agreement, which will become effective as of the closing of the Merger.

The Merger will increase the combined banks’ deposit base and its loan portfolio, provide Somerset Savings Bank with greater commercial lending expertise and access to commercial loan customers and provide Regal Bank with greater residential lending expertise and access to residential loan customers.

Market Area

Somerset Savings Bank serves central New Jersey through its main office in Bound Brook and six full-service banking offices in the New Jersey counties of Somerset (four offices), Hunterdon (two offices) and Middlesex (one office). The acquisition of Regal Bank will expand Somerset Savings Bank’s market presence in northern and central New Jersey with the addition of ten full-service banking offices, which are located in the New Jersey counties of Essex (five offices), Somerset (two offices), Union (two offices) and Morris (one office).

The markets served by the combined branch networks of Somerset Savings Bank and Regal Bancorp encompass a broad geographic area in central and northern New Jersey. The market areas served by Somerset Savings Bank and Regal Bank have highly developed and diverse economies. Pharmaceutical, financial services, professional services and retail companies are among the largest employers in the primary market area counties served by Somerset Savings Bank and Regal Bank. Employment data shows that jobs in services and education/healthcare/social services accounted for the largest and second largest employment sectors, respectively, in the primary market area counties and in New Jersey. Wholesale/retail trade was the third largest employment sector for the primary market counties followed by manufacturing jobs in the counties of Hunterdon, Morris and Somerset. Finance/insurance/real estate was the fourth largest employment sector for the counties of Essex, Middlesex and the state of New Jersey. Transportation/utility jobs were the fourth largest employment sector for Union County.

Population and household data indicate that the market areas served by Somerset Savings Bank’s and Regal Bank’s branches are a mix of urban and suburban markets. Middlesex County is the most populous county with a total population of 861,000, while Hunterdon County is the least populous county with a total population of 130,000. For the 2017 to 2022 period, Essex County recorded the strongest population growth with an annual growth rate of 0.9%. Comparatively, Middlesex County recorded the slowest population growth over the past five years, with an annual growth rate of 0.3%. Five-year annual population growth rates for the U.S. and New Jersey equaled 0.6% and 0.7%, respectively.

Income measures show that the counties of Hunterdon, Morris and Somerset are relatively affluent markets, with household and per capita income measures that are well above the comparable U.S. and New Jersey measures. Comparatively, household and per capita income measures for Essex County are the lowest among the primary area counties, which were also lower than the comparable New Jersey measures and similar to the comparable U.S. measures. The primary market area counties experienced income growth rates that were slightly lower than the comparable state and national growth rates for the 2017 through 2022 period.

A comparison of household income distribution measures provides another indication of the relative affluence of Hunterdon, Morris and Somerset Counties, which maintained significantly higher percentages of households with incomes above $100,000 compared to the U.S and New Jersey. None of the primary market area counties maintained a lower percentage of households with incomes above $100,000 compared to the U.S, while Essex County and Union County maintained a lower percentage of households with incomes above $100,000 compared to New Jersey.

Somerset Savings Bank maintains its largest balance of deposits in Somerset County, where it is headquartered and maintains its largest branch presence. Based on June 30, 2022 deposit data, Somerset Savings Bank’s $319.1 million of deposits provided for a 1.7% market share of bank and thrift deposits in Somerset County, which was the 12th largest market share out of 22 financial institutions in the market. Regal Bank maintains its largest balance of deposits in Essex County, where it is headquartered and maintains its largest branch presence. Based on June 30, 2022 deposit data, Regal Bank’s $311.2 million of deposits provided for a 1.1% market share of bank and thrift deposits in Essex County, which was the 15th largest market share out of 31 financial institutions in the market.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area, including commercial banks, savings banks, savings and loan associations and credit unions, and from other financial service companies such as brokerage firms and insurance companies. Several large holding companies operate banks in our market area, and these institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2022, which is the most recent date for which data is available from the FDIC, we held approximately 1.7% of the deposits in Somerset County, which was the 12th largest market share out of the 22 institutions with offices in Somerset County, we held approximately 2.0% of the deposits in Hunterdon County and approximately 0.1% of the deposits in Middlesex County.

Our competition for loans comes primarily from financial institutions in our market area and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies, financial technology companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

We offer a variety of loans, including residential and non-residential mortgage, equity loans and passbook, certificate or personal loans. Historically, we have had a significant portion of our loan portfolio concentrated in residential loans, including one- to four-family residential loans. At June 30, 2022 residential mortgage loans comprised 97.6% of our total loan portfolio.

We did not participate in the Paycheck Protection Program administered by the U.S. Small Business Administration.

In the future, we intend to continue to concentrate on ways to compete for a greater share of commercial loan originations in our primary market area. The Merger with Regal Bank will significantly enhance our capabilities in this area.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	At June 30,

	2022		2021

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Mortgage loans:
Residential real estate	$325,722	97.6%	$297,558	97.1%
Non-residential real estate	459	0.1%	476	0.2%
Consumer	7,543	2.3%	8,285	2.7%

	333,724	100.0%	306,319	100.0%

Less (add):
Allowance for losses	1,116		1,116
Net deferred loan origination (fees) costs	(1,950)		(1,595)

Loans, net	$334,558		$306,798

Contractual Maturities. The following tables set forth the contractual maturities of our total loan portfolio at June 30, 2022. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	Residential Real Estate	Non- Residential Real Estate	Consumer	Total Loans

	(Dollars in thousands)
Amounts due in:
One year or less	$82	$—	$5,668	$5,750
After one through five years	5,247	—	443	5,690
After five through 15 years	112,759	152	1,232	114,143
More than 15 years	207,634	307	200	208,141

Total	$325,722	$459	$7,543	$333,724

Fixed Versus Adjustable-Rate Loans. The following tables sets forth our fixed and adjustable-rate loans at June 30, 2022 that are contractually due after June 30, 2023.

	Due After June 30, 2023

	Fixed	Adjustable	Total

	(In thousands)
Real estate mortgage loans:
Residential real estate	$302,542	$23,099	$325,640
Non-residential real estate	459	—	459
Consumer	1,875	5,654	7,529

Total	$304,876	$28,753	$333,628

One- to Four-Family Residential Mortgage Loans. We offer two types of residential mortgage loans: fixed-rate loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of up to 30 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of three, five or six years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the U.S. Treasury Security Index. The maximum amount by which the interest rate may be increased or decreased is generally 2.0% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

It is our general policy not to make high loan-to-value loans (defined as loans with a loan-to-value ratio of 80% or more) without private mortgage insurance. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We require title insurance on all first mortgage loans, and borrowers must obtain hazard insurance. Additionally, we require flood insurance for loans on properties located in a flood zone, and may require such insurance on properties not located in a flood zone.

Generally, adjustable-rate loans will better insulate Somerset Savings Bank from interest rate risk as compared to fixed-rate mortgages. An increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment, however, could cause an increase in delinquencies and defaults. To mitigate the risk of an increase to a monthly mortgage payment of an adjustable-rate loan, which could result in an increase to delinquencies and defaults, we adhere to strict underwriting guidelines by initially qualifying a borrower at a higher interest rate. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Home equity loans and lines of credit. We generally offer home equity loans and lines of credit with a maximum combined loan-to-value ratio of 70% based on the appraised value for one- to four-family owner-occupied loans. Home equity loans have fixed rates of interest and are originated with terms of up to 20 years. Home equity lines of credit have adjustable rates and are based upon the prime rate as published in The Wall Street Journal. We hold a first or second mortgage position on all of the properties that secure our home equity loans.

Consumer loans. We offer unsecured personal loans up to $5,000 and rehabilitation loans up to $10,000. Borrowers seeking a personal loan must be a Somerset Savings Bank customer for at least one year, among other requirements. Rehabilitation loans are subject to a 70% loan to value limit and must be for one- to two-family owner-occupied properties located in Somerset Savings Bank’s market area. We also offer loans secured by passbook and certificates of deposit accounts held at Somerset Savings Bank, up to 90% of the balance of the certificate of deposit or passbook. For more information on our loan commitments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SR Bancorp—Liquidity and Capital Resources.”

Unsecured loans generally entail greater risk than do residential mortgage loans. Such loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Originations, Sales, Purchases and Participations. Loan originations come from a number of sources. The primary source of loan originations are existing customers, walk-in traffic, purchases from correspondent banks, advertising and referrals from customers. At June 30, 2022, we had no loan participations. As a supplement to our in-house loan originations of one- to four-family residential real estate loans, Somerset Savings Bank enters into agreements with unaffiliated mortgage brokers as a source for additional residential real estate loans. We currently work with eight different mortgage brokers in our market area, none of which we have an ownership interest in or share any common employees or directors. These mortgage brokers fund the one- to four-family residential real estate loans and then sell them on a loan by loan basis to Somerset Savings Bank following re-underwriting of the loan in accordance with our own underwriting criteria. We use the same parameters in evaluating these loans as we do for our in-house loan originations of one- to four-family residential real estate loans. For each purchased loan, we generally pay a fixed fee based on the loan balance. For the years ended June 30, 2022 and 2021, we purchased for our portfolio $52.8 million and $11.2 million, respectively, of loans from these mortgage brokers. As part of purchasing the loans, we acquire the servicing rights to the loans. The purchased loans are acquired from these mortgage brokers without recourse or any right to require the mortgage broker to repurchase the loans. The fixed aggregate fee we pay to acquire the loan and servicing rights are amortized over the contractual life of the loan.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. The Board of Directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s position and experience. The Management Loan Committee, comprised of Somerset Savings Bank’s Chairman, President, Loan Division Manager, Origination Manager and Mortgage Underwriter, approves residential and commercial loans up to $1.0 million and builder tract loans up to $1.5 million. Proposed loans in excess of such amounts must be approved by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At June 30, 2022, our regulatory limit on loans to one borrower was $17.7 million and our loan policy has a $2.0 million loan to one borrower limit. At that date, our largest lending relationship was one loan for $907,000 secured by a fixed rate mortgage loan. This loan was performing in accordance with its terms at June 30, 2022.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Non-performing and Problem Assets

When a loan is 15 days past due, we send the borrower a late charge notice. If the loan delinquency is not corrected, other forms of collections are implemented, including telephone calls and collection letters. We attempt personal, direct contact with the borrower to determine the reason for the delinquency, to ensure that the borrower correctly understands the terms of the loan and to emphasize the importance of making payments on or before the due date. If necessary, subsequent late charges and delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and we may refer the loan to legal counsel to commence foreclosure proceedings. Any of our loan officers can shorten these time frames in consultation with the senior lending officer.

Generally, loans are placed on non-accrual status when payment of principal or interest 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans are also placed on non-accrual status if collection of principal or interest in full is in doubt. When loans are placed on a non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received. The loan may be returned to accrual status if both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a six-month period. Our Mortgage Lending Officer reports monitored loans, including all loans rated special mention, substandard, doubtful or loss, to the Board of Directors on a quarterly basis. In addition, management presents a quarterly loan loss allowance analysis to our Board of Directors.

Past Due Loans. The following table sets forth our loan delinquencies by type and amount at the dates indicated.

	At June 30,

	2022				2021

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due

	(In thousands)
Real estate mortgage loans:
Residential real estate	$279	$—	$—	$710	$—	$340
Non-residential real estate	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

Total	$279	$—	$—	$710	$—	$340

Non-Performing Assets. The following table sets forth information regarding our non-performing assets. Somerset Savings Bank had no troubled debt restructurings as of 2022 and 2021.

	At June 30,

	2022	2021

	(Dollars in thousands)
Non-accrual loans:
Real estate mortgage loans:
Residential real estate	$—	$—
Non-residential real estate	—	—
Consumer	—	—

Total non-accrual loans	—	—
Accruing loans past due 90 days or more:
Real estate mortgage loans:
Residential real estate	—	340
Non-residential real estate	—	—
Consumer	—	—

Total accruing loans past due 90 days or more	—	340

Total non-performing loans	—	340
Real estate owned	—	—

Total non-performing assets	$—	$340

Total non-performing loans to total loans	—%	0.10%
Total non-accrual loans to total loans	—%	—%
Total non-performing assets to total assets	—%	0.05%

On the basis of this review of our loans, our classified and special mention loans at the dates indicated were as follows:

	At June 30,

	2022	2021

	(In thousands)
Substandard loans	$—	$340
Doubtful loans	—	—
Loss loans	—	—

Total classified loans	$—	$340

Special mention loans	$—	$—

Real Estate Owned. Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. When property is acquired it is recorded at the lower of cost or estimated fair market value at the date of foreclosure, establishing a new cost basis. Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions, less the estimated costs to sell the property. Holding costs and declines in estimated fair market value result in charges to expense after acquisition. At June 30, 2022, we had no real estate owned.

Classification of Assets. Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve our close attention, are required to be designated as special mention. As of June 30, 2022, we had no assets designated as special mention.

The allowance for loan losses is the amount estimated by management as necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. Our determination as to the classification of our assets and the amount of our loss allowances are subject to review by the FDIC and the NJDBI, which can require that we establish additional loss allowances. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of our review of our assets at June 30, 2022, we had no assets classified as substandard, doubtful or loss.

Allowance for Loan Losses

Our allowance for loan losses is maintained at a level necessary to absorb loan losses that are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in our loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. A description of our methodology in establishing our allowance for loan losses is set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SR Bancorp—Critical Accounting Policies-Allowance for Loan Losses.” The allowance for loan losses as of June 30, 2022 was maintained at a level that represents management’s best estimate of losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable. However, this analysis process is inherently subjective, as it requires us to make estimates that are susceptible to revisions as more information becomes available. Although we believe that we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

In addition, as an integral part of their examination process, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance have authority to periodically review our allowance for loan losses. Such agencies may require that we recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or For the Years Ended June 30,

	2022	2021

	(Dollars in thousands)
Allowance for loan losses at beginning of year	$1,116	$1,116
Provision for loan losses	—	—
Charge-offs
Total charge-offs	—	—

Recoveries:
Total recoveries	—	—
Net (charge-offs) recoveries	—	—

Allowance at end of year	$1,116	$1,116

Allowance to non-performing loans	N/A	424.09%
Allowance to total loans outstanding at the end of the year	0.33%	0.36%
Net (charge-offs) recoveries to average loans outstanding during the year	—%	—%

Somerset Savings Bank had no charge-offs at June 30, 2022 or June 30, 2021, respectively.

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At June 30,

	2022			2021

	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans

	(Dollars in thousands)
Real estate mortgage loans:
Residential real estate	$1,111	99.5%	97.6%	$1,111	99.5%	97.2%
Non-residential real estate	5	0.5%	0.1%	5	0.5%	0.1%
Consumer	—	—%	2.3%	—	—%	2.7%

Total allocated allowance	1,116	100.00%	100.00%	1,116	100.00%	100.00%

Unallocated	—			—

Total	$1,116			$1,116

Investment Activities

General. The goals of our investment policy is to maximize portfolio yield over the long term in a manner that is consistent with minimizing risk, and meeting liquidity needs, pledging requirements, and asset/liability management and interest rate risk strategies. Subject to loan demand and our interest rate risk analysis, we will increase the balance of our investment securities portfolio when we have excess liquidity.

We have authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various U.S. government sponsored enterprises and federal agencies, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities (equity as well as debt) and mutual funds. As a member of the Federal Home Loan Bank of New York, we also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to achieve a yield consistent with credit and interest rate risk parameters included in Somerset Savings Bank’s policies.

Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy, which is reviewed and approved at least annually. The Investment Committee, consisting of the Chief Executive Officer, President and Chief Financial Officer, is responsible for implementation of the investment policy, and monitoring our investment performance. Our Board of Directors reviews the status of our investment portfolio on a quarterly basis.

At June 30, 2022, our investment portfolio consisted primarily of securities and obligations issued by U.S. government-sponsored enterprises totaling $233.2 million, subordinated debentures issued by financial institutions in the Mid-Atlantic region totaling $7.75 million and collateralized mortgage obligations totaling $3.4 million. At June 30, 2022, we also owned $702,000 of Federal Home Loan Bank of New York stock. As a member of Federal Home Loan Bank of New York, we are required to purchase stock in the Federal Home Loan Bank of New York, which is carried at cost and classified as a restricted investment.

At June 30, 2022, all of our available-for-sale securities are carried at fair value through accumulated other comprehensive income.

For additional information regarding our investment securities portfolio, see Notes 2 and 3 to the Notes to Financial Statements.

United States Government and Federal Agency Obligations. While United States Government and federal agency securities generally provide lower yields than other investments in our securities investment portfolio, we maintain these investments, to the extent appropriate, for liquidity purposes, as collateral for borrowings and as an interest rate risk hedge in the event of significant mortgage loan prepayments.

Mortgage-Backed Securities. We invest in mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae or Ginnie Mae.

Mortgage-backed securities are created by pooling mortgages and issuing a security with an interest rate that is less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we invest primarily in mortgage-backed securities backed by one- to four-family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors. Some securities pools are guaranteed as to payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are more liquid than individual mortgage loans since there is an active trading market for such securities. In addition, mortgage-backed securities may be used to collateralize our specific liabilities and obligations.

Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Collateral Mortgage Obligations. CMOs are debt securities issued by a special-purpose entity that aggregates pools of mortgages and mortgage-backed securities and creates different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into “tranches” or classes that have descending priorities with respect to the distribution of principal and interest cash flows, while cash flows on pass-through mortgage-backed securities are distributed pro rata to all security holders. All of the CMOs in our investment portfolio are rated “AAA” by at least one of the major investment securities rating services.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Deposits are primarily attracted from within our market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW accounts), savings accounts, money market accounts and certificates of deposit. We also hold $1.4 million of accounts from a variety of local municipal relationships. We have no brokered deposits.

We also offer a variety of deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include a business checking account designed for small businesses, savings and money market accounts. We offer bill payment services through our online banking system.

Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, the rates on borrowings, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At June 30,

	2022			2021

	Amount	Percent	Average Rate	Amount	Percent	Average Rate

	(Dollars in thousands)
Noninterest-bearing demand deposits	$43,722	8.38%	—%	$39,645	7.78%	—%
Interest-bearing demand deposits	146,408	28.04	0.06	138,732	27.20	0.06
Savings and club accounts	188,115	36.03	0.05	172,588	33.84	0.05
Time deposits	143,827	27.55	0.60	159,028	31.18	1.13

Total	$522,072	100.00%		$509,993	100.00%

As of June 30, 2022 and 2021, the aggregate amount of uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance), was $26.8 million and $21.8 million, respectively. In addition, as of June 30, 2022, the aggregate amount of all our uninsured certificates of deposit was $3.1 million. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. The following table sets forth the maturity of the uninsured certificates of deposit as of June 30, 2022.

At June 30, 2022
(In thousands)
Maturity Period:
Three months or less	$567
Over three through six months	1,173
Over six through twelve months	308
Over twelve months	1,077

Total	$3,125

Borrowings. We have the ability to utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

At June 30, 2022 and June 30, 2021, we had no outstanding advances from the Federal Home Loan Bank of New York. At June 30, 2022, we had access to additional Federal Home Loan Bank advances of up to $100 million based on our unused qualifying collateral available to support such advances.

We also have the ability to borrow from the Federal Reserve Bank of New York to supplement our investable funds. All borrowings are secured by pledges of qualifying loans and are generally on overnight terms with interest rates quoted at the time of the borrowing. At June 30, 2022 and June 30, 2021, we had no outstanding borrowings with the Federal Reserve Bank of New York. At June 30, 2022, we had Board of Director authorization to borrow up to $25 million.

Properties

The following table sets forth certain information relating to our properties as of June 30, 2022. We own our main office and all of our branches.

Description and Address	Date Opened	Square Footage		Net Book Value at June 30, 2022 (In thousands)
Main Office
220 West Union Avenue Bound Brook, New Jersey 08805	July 1, 1981	15,000	(1)	$703
Branch Offices
Somerville Branch 64 West End Avenue Somerville, New Jersey 08876	December 1, 1965	3,100		193
Raritan Branch 802 Somerset Street Raritan, New Jersey 08869	May 1, 1968	1,800		202
Middlesex Branch 1305 Bound Brook Road Middlesex, New Jersey 08848	October 1, 1968	1,800		273
Whitehouse Branch 410 US Highway 22 Whitehouse Station, New Jersey 08888	November 1, 1971	1,800		513
Flemington Branch 141 Broad Street Flemington, New Jersey 08822	December 1, 1974	3,400		405
Manville Branch 41 South Main Street Manville, New Jersey 08835	July 31, 2006	4,900		652

(1)	Includes additional administrative office space at main office complex.

Personnel

As of June 30, 2022, we had 64 full-time employees and no part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

Upon completion of the stock offering, Somerset Regal Bank will be SR Bancorp’s only subsidiary.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF REGAL BANCORP

General

This section presents discussion and analysis of Regal Bancorp’s financial condition at June 30, 2022 and 2021, and Regal Bancorp’s results of operations for six-month periods ended June 30, 2022 and 2021, and for two-year period ended December 31, 2021, as well as Regal Bancorp’s financial condition at December 31, 2021 and 2020. This section should be read in conjunction with Regal Bancorp’s accompanying financial statements and related footnotes to Regal Bancorp’s financial statements.

Overview

During 2020, Regal Bancorp’s deposits increased substantially primarily as a result of multiple pandemic-related government stimulus programs. Many small businesses qualified for and accepted government loans and/or grants but in many cases businesses expended those funds conservatively so as to maintain some degree of liquidity for as long a period as possible, given the uncertainty of the pandemic’s duration. As a result of the pandemic-related surge in deposits, management maintained an exceptionally high level of liquidity in years 2020 and 2021 in anticipation of an eventual corresponding run-off of those deposits. In early 2022 deposits started to decline, as expected. In addition, as interest rates began to rise in the second quarter of 2022, intense competitive pressure on deposit interest rates in Regal Bancorp’s marketplace resulted in a further decline of deposits. In an effort to preserve Regal Bancorp’s improved level of earnings and to maintain its strong capital position, management resisted matching the top market rates offered by a couple of institutions on certificates of deposit. In doing so, Regal Bancorp effectively allowed a significant amount of deposits to run off. The vast majority of decline in deposits in 2022 was comprised of certificates of deposit. Also during 2022, with interest rates rising and loan demand softening, management elected to maintain its heightened degree of liquidity.

COVID-19 Pandemic Issues Affecting Regal Bancorp

PPP Loans.

In March 2020, as a result of the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted into law. The CARES Act created the Paycheck Protection Program (“PPP”), providing for forgivable loans to small businesses that are 100% guaranteed by the Small Business Administration (“SBA”). Regal Bancorp’s board and management decided to participate actively in the PPP. PPP loans are eligible to be forgiven if certain conditions are satisfied. If a PPP loan is forgiven, the SBA pays the amount forgiven to Regal Bancorp. All PPP loans have a nominal contract interest rate of 1.00% and have a two or five-year term.

In December 2020, as part of an addition COVID-19 stimulus package, the PPP was extended and the authorization for the SBA to guaranty loans was increased. The extension included an authorization to make new PPP loans to existing PPP loan borrowers. Regal Bancorp offered such second tranche loans to customers who previously received PPP loans from Regal Bancorp. The second tranche PPP loans were available through March 31, 2021, and had substantially the same terms as existing PPP loans. Regal Bancorp earned additional fees for the origination of such loans and administered the loans in the same manner as the PPP loans originated in 2020.

The SBA paid Regal Bancorp, as the lender, a processing fee ranging from 1% to 5%, based on the size of the loan, for originating an eligible PPP loan to an eligible borrower. In some cases, Regal Bancorp shares a portion of the processing fee with a firm that refers the PPP loan to Regal Bancorp. Regal Bancorp did not immediately recognize the net processing fee, after origination costs, as income, but instead Regal Bancorp treated it as an adjustment to the yield on the PPP loans. If a PPP loan is prepaid, either by the borrower or by the SBA as the result of loan forgiveness, Regal Bancorp then fully recognized the remaining unamortized net processing fee.

Regal Bancorp does not have any outstanding PPP loans or unamortized net processing fees as of June 30, 2022. As of December 31, 2021, Regal Bancorp had $9.9 million PPP loans outstanding and $702,000 of deferred net processing fees. As with any government program involving hundreds of billions of dollars, there has been litigation, including purported class actions, against lenders, borrowers, and the SBA itself. Regal Bancorp is not a party to any of that litigation and has no outstanding threats of litigation.

Because all PPP loans are 100% SBA guaranteed, they have a zero percent internal risk rating. There is no allowance for loan losses associated with them as a result of the associated U.S. Government guarantee.

Loan Payment Deferrals

The COVID-19 pandemic, combined with the resultant closures and restrictions on operations of businesses throughout Regal Bancorp’s lending area, caused many Regal Bancorp borrowers to experience financial hardship. As a result, Regal Bancorp has granted accommodations to many of those borrowers in the form of deferred payments. Through December 31, 2020, Regal Bancorp had modified $86.8 million of loans to allow for the deferrals, which included principal, and principal and interest deferrals, generally for three to six months. Additional modifications were made as necessary. At December 31, 2021, no loans remained on payment deferral.

Under regulatory and accounting guidance issued in connection with the pandemic, loans with properly structured COVID-19 hardship forbearances are not treated as past due or as troubled debt restructurings for financial statement or regulatory reporting purposes. However, the flexibility afforded by the relaxed regulatory and accounting rules does not absolve borrowers from ultimately paying the amounts owed.

Critical Accounting Policies

The preparation of Regal Bancorp’s financial statements and the information included in Regal Bancorp’s management’s discussion and analysis is governed by policies that are based on accounting principles generally accepted in the United States (“GAAP”) and general practices within the banking industry. The financial information contained in Regal Bancorp’s financial statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. In addition, GAAP itself may change from one previously acceptable method to another method.

An accounting policy is deemed to be “critical” if it is important to a company’s results of operations and financial condition and requires significant judgment and estimates on the part of management in its application. The preparation of financial statements and related disclosures in conformity with GAAP requires Regal Bancorp to make estimates and assumptions that affect certain amounts reported in Regal Bancorp’s financial statements and related disclosures. Actual results could differ from these estimates and assumptions. Regal Bancorp believes that the estimates and assumptions used in connection with the amounts reported in Regal Bancorp’s financial statements and related disclosures contained herein are reasonable and made in good faith.

Regal Bancorp considers its current critical accounting policy to be the one that relates to the determination of Regal Bancorp’s allowance for loan losses, which is highly susceptible to change from period to period and requires Regal Bancorp to make numerous assumptions, and use data inputs, about information that directly affects the calculation of the amounts reported in Regal Bancorp’s financial statements. For example, a large unexpected charge off could substantially reduce Regal Bancorp’s allowance for loan losses and potentially require Regal Bancorp to record an increased loan loss provision to replenish the allowance, which would negatively affect Regal Bancorp’s operating results and financial condition. The amount of the allowance for loan losses reflects Regal Bancorp’s judgment as to the estimated credit losses that have probably been incurred in Regal Bancorp’s existing loan portfolio. The allowance is established through a loan loss provision charged to expense. Loans are charged off against the allowance when Regal Bancorp believes that any portion of the outstanding principal amount of the loan will not be collected and is confirmed as a loss. Subsequent recoveries of previous charge-offs are added back to the allowance. Regal Bancorp evaluates the appropriateness of the allowance at least quarterly or more frequently when necessary. This evaluation is inherently subjective as it requires Regal Bancorp to make estimates that are susceptible to significant revision as more information becomes available.

For a summary of Regal Bancorp’s other significant accounting policies, see Note 1 to Regal Bancorp’s financial statements.

Overview of Regal Bancorp’s Financial Results

•

Net earnings increased to $1.6 million or $0.52 per diluted share in the first six months of 2022, from $1.4 million or $0.46 per diluted share in for the first six months of 2021. Net earnings increased to $2.9 million or $0.96 per diluted share in 2021, from $1.5 million or $0.51 per diluted share in 2020.

•

Net interest income increased to $7.5 million in the first six months of 2022, from $7.4 million in the first six months of 2021. Net interest income increased to $14.6 million in 2021, from $14.3 million in 2020.

•	Net interest margin increased to 2.81% in the first six months of 2022, from 2.68% in the first six months of 2021. Net interest margin decreased to 2.64% in 2021, from 2.75% in 2020.

•

The provision for loan losses decreased to $0 in the first six months of 2022, from $45,000 in the first six months of 2021. The provision for loan losses decreased to $45,000 in 2021 from $90,000 in 2020.

•	Noninterest income increased to $458,000 in the first six months of 2022, from $278,000 in the first six months of 2021. Noninterest income increased to $969,000 in 2021, from $678,000 in 2020.

•

Noninterest expenses increased to $5.8 million in the first six months of 2022, from $5.8 million in the first six months of 2021. Noninterest expenses decreased to $11.5 million in 2021, from $12.8 million in 2020.

•

Regal Bancorp’s efficiency ratio (which measures Regal Bancorp’s noninterest expenses as a percentage of revenues) was 72.6 % in the first six months of 2022 compared to 75.2% in the first six months of 2021. The efficiency ratio was 74.2% for the full twelve months of 2021 compared to 77.4% for 2020.

•	Income tax expense increased to $621,000 in the first six months of 2022, from $506,000 in the first six months of 2021. Income tax expense increased to $1.1 million in 2021, from $526,000 in 2020.

•	Total assets decreased to $538.2 million at June 30, 2022, from $573.8 million at December 31, 2021 and $562.0 million at December 31, 2020.

•	Total loans receivable decreased to $338.7 million at June 30, 2022, from $356.0 million at December 31, 2021 and $387.7 million at December 31, 2020.

•

New loan originations were $20.0 million (excluding PPP loan originations) in the first six months of 2022 compared to $22.8 million in the first six months of 2021. New loan originations increased to $48.4 million in 2021, from $32.4 million in 2020.

•	Nonaccrual loans decreased to $204,000 at June 30, 2022, from $216,000 at December 31, 2021 and $1.1 million at December 31, 2020.

•	There was no real estate owned through foreclosure at June 30, 2022, December 31, 2021 or December 31, 2020.

•	Total deposits decreased to $473.7 million at June 30, 2022, from $509.6 million at December 31, 2021 and $496.3 million at December 31, 2020.

•	Book value per common share increased to $15.80 at June 30, 2022, from $15.44 at December 31, 2021 and $14.57 at December 31, 2020.

Comparison of Financial Condition at June 30, 2022 and December 31, 2021

General

Regal Bancorp’s total assets at June 30, 2022 decreased to $538.2 million from $573.8 million at December 31, 2021, with the decrease being principally caused by a $17.3 million decrease in loans receivable, net, principally due to a decrease in new loan originations. Cash also decreased by $16.1 million caused by deposits decreasing to $473.7 million at June 30, 2022 from $509.6 million at December 31, 2021.

Cash and Cash Equivalents

Cash and cash equivalents declined to $151.8 million at June 30, 2022 from $167.8 million at December 31, 2021. The decrease in total assets resulted in a corresponding decrease in liquidity.

Time Deposits with Other Financial Institutions

Time deposits with other financial institutions amounted to $14.7 million at June 30, 2022 compared to $16.6 million at December 31, 2021. These time deposits consist of certificates of deposits and the decrease was caused by scheduled maturities.

Securities Available for Sale

At June 30, 2022, Regal Bancorp held securities available for sale with a fair value of $15.6 million, compared to $15.5 million of such securities at December 31, 2021. These investments were comprised principally of U.S. government agencies, corporate bonds, municipal bonds, and mortgage-backed securities. Management has maintained investment securities at this relatively low level in recent years because the yields are lower than the yields on Regal Bancorp’s loan portfolio.

The following table sets forth information regarding fair values, weighted average yields, and maturities of available for sale investments. The yields have been computed on a tax equivalent basis. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur:

	As of June 30, 2022

	Due in One Year		One to Five Years		Five to Ten Years		After Ten Years		Total Investment Securities

	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield		Weighted		Weighted
							Fair	Average	Fair	Average
							Value	Yield	Value	Yield

	(Dollars in thousands)
Securities available for sale:
U.S. government agencies	$—	—%	$3,916	1.51%	$—	—%	$—	—%	$3,916	1.51%
Corporate bonds	2,868	1.75%	1,846	1.25%	—	—%	—	—%	4,714	1.55%
Municipal bonds	3,029	1.99%	1,004	1.85%	—	—%	—	—%	4,033	1.95%
Mortgage backed securities	—	—%	54	3.08%	279	1.89%	2,595	1.95%	2,928	1.97%

Total securities available for sale	$5,897		$6,820		$279		$2,595		$15,591

Securities Held-to-Maturity

At both June 30, 2022, and 2021 Regal Bancorp held securities held-to-maturity with a fair value of $2.6 million. These investments were comprised principally of a foreign government bond and annuities and management has the intent and ability to hold these investments to maturity.

The following table sets forth information regarding fair values, weighted average yields, and maturities of held to maturity investments. The yields have been computed on a tax equivalent basis. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur:

	As of June 30, 2022

	Due in One Year		One to Five Years		Five to Ten Years		After Ten Years		Total Investment Securities

		Weighted		Weighted		Weighted		Weighted		Weighted
	Fair	Average	Fair	Average	Fair	Average	Fair	Average	Fair	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(Dollars in thousands)
Securities held to maturity:
Foreign government bond	$200	1.57%	$100	2.50%	$—	—%	—	—%	$300	2.50%
Annuities	—	—%	—	—%	2,281	0.42%	—	—%	2,281	0.42%
Total securities held to maturity	$200		$100		$2,281		—		$2,581

Loans Receivable

Loan Portfolio Composition

The following table sets forth the composition of Regal Bank’s loan portfolio by type at the date indicated.

		December 31,

	June 30, 2022	2021	2020

	(Dollars in thousands)
Owner occupied commercial real estate	$57,065	$57,294	$53,943
Other commercial real estate	96,283	101,744	110,548
Multi-family	171,808	172,831	185,091
Commercial and industrial	13,216	22,805	34,510
Consumer	5,664	6,919	9,190

Total gross loans	344,036	361,593	393,282

Deferred loan fees and costs, net	282	27	(13)
Allowance for loan losses	(5,611)	(5,611)	(5,578)

Loans, net	$338,707	$356,009	$387,691

Loans receivable, before deducting the allowance for loan losses, amounted to $344.0 million at June 30, 2022, compared to $361.6 million at December 31, 2021. The $17.6 million decrease was driven principally by a $9.6 million decrease in commercial and industrial loans.

New loan originations for the first six months of 2022 were $20.0 million (excluding PPP loan originations) compared to $22.8 million in the first six months of 2021. New loans originated in the first six months of 2022, excluding PPP loans, had a weighted-average initial interest rate of 3.70%, compared to 3.54% in in the first six months of 2021.

The initial average interest rate of new non-PPP loans originated in the first six months of 2022 and 2021 was lower than the average interest rate on Regal Bancorp’s overall loan portfolio because of generally low market interest rate conditions at the beginning of 2022 and 2021.

There were no PPP loans originated during the first six months of 2022. Regal Bancorp originated $15.0 million in PPP loans for the first six months of 2021. The PPP loans all have fixed interest rates of 1.0%, and have all been paid off as of June 30, 2022.

At June 30, 2022, Regal Bancorp’s loan portfolio was comprised of $330.8 million of loans secured by real estate and $13.2 million of commercial loans, compared to $338.8 million of loans secured by real estate, $9.9 million of unsecured and government guaranteed PPP loans, and $12.9 million of other commercial loans at December 31, 2021.

The following table set forth the contractual maturities of our total loan portfolio at June 30, 2022. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Because the tables present contractual maturities and do not reflect repricing or the effect of prepayments, actual maturities may differ.

	Owner occupied commercial real estate	Other commercial real estate	Multi-family	Commercial and industrial	Consumer	Total

	(In thousands)
Amounts due in:
One year or less	$10	$1,250	$400	$3,143	$—	$4,803
After one year through five years	2,696	5,715	14,782	3,635	2,226	29,054
After five years through 15 years	9,528	44,889	119,913	2,128	2,129	178,587
After 15 years	44,831	44,429	36,713	4,310	1,309	131,592

Total	$57,065	$96,283	$171,808	$13,216	$5,664	$344,036

The following table sets forth our fixed and adjustable-rate loans at June 30, 2022 that are contractually due after June 30, 2023.

	Due after June 30, 2023
	Fixed	Adjustable	Total

	(In thousands)
Real estate loans:
Residential real estate:
Consumer	$2,686	$2,978	$5,664
Multi-Family	8,832	162,576	171,408
Owner occupied commercial real estate	2,630	54,425	57,055
Other commercial real estate	338	94,695	95,033
Commercial and Industrial	—	10,073	10,073

Total loans	$14,486	$324,747	$339,233

Non-performing Assets; Nonaccrual Loans; TDR Loans

Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings (“TDRs”) on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Loans 90 days or greater past due may remain on an accrual basis if adequately collateralized and in the process of collection. At June 30, 2022, we did not have any accruing loans past due 90 days or greater. For non-accrual loans, interest previously accrued but not collected is reversed and charged against income at the time a loan is placed on non-accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is initially recorded at the fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition of the property result in charges against income. There is no foreclosed real estate recorded at June 30, 2022, nor are there loans for which formal foreclosure proceedings are in process.

There were no TDRs at June 30, 2022 and December 31, 2021.

	June 30, 2022	December 31, 2021

	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Real estate loans:
Consumer	$204	$216
Total real estate loans	204	216
Total non-accrual loans	204	216

Total non-performing assets	$204	$216

Non-accrual loans to total loans	0.06%	0.06%
Non-accrual loans to total assets	0.04%	0.04%
Non-performing assets to total assets	0.04%	0.04%

Allowance for Loan Losses

Regal Bancorp’s allowance for loan losses was $5.6 million, or 1.63% of total loans at June 30, 2022, compared to $5.6 million, or 1.55% of total loans, at December 31, 2021. The allowance for loan losses did not change because there were no charge-offs or recoveries record during the six months ended June 30, 2022, and the result of management’s judgment that the allowance for loan losses was adequately funded to cover the inherent risks in the loan portfolio as of the balance sheet dates. At June 30, 2022, the allowance for loan losses consisted entirely of an Accounting Standards Codification (“ASC”) 450 general reserve and there were no specific reserves.

Credit ratios pertaining to the allowance for loan losses are as follows:

	Six Months Ended June 30,
	2022	2021
Non-performing loans as a percent of gross loans	0.06%	0.06%
Non-performing assets as a percent of gross assets	0.04%	0.04%
Allowance to total loans outstanding	1.63%	1.56%
Allowance to non-accrual loans	2,750.49%	2,603.70%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

	June 30, 2022			December 31, 2021
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category of Total Loans in	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category of Total Loans in

	(Dollars in thousands)
Real estate loans:
Residential real estate:
Consumer	$85	1.5%	1.6%	$114	2.0%	1.9%
Multi-Family	2,234	39.8	49.9	2,271	40.5	47.8
Owner occupied commercial real estate	799	14.2	16.6	802	14.3	15.8
Other Commercial real estate	1,541	27.5	28.0	1,630	29.1	28.1

Total real estate loans	4,659	83.0	96.2	4,817	85.8	93.7
Commercial and Industrial	244	4.3	3.8	214	3.8	6.3
Unallocated	708	12.6	N/A	580	10.3	N/A

Total loans	$5,611	100.0%	100.0%	$5,611	100.0%	100.0%

Management performs a quarterly review of the appropriateness of the allowance for loan losses, which takes into consideration, among other factors, the change in Regal Bancorp’s volume of loans outstanding, recoveries of prior loan charge offs, the quantity and specific review of problem loans outstanding, the history of prior loan losses and any credit risk rating upgrades or downgrades in the loan portfolio. The assessment of the appropriateness of the allowance for loan losses is aided by an independent loan review consultant that reviews selected components of our loan portfolio on a quarterly basis and validates the methodology by which Regal Bancorp determines the allowance for loan losses on an annual basis.

Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Financial Information

Regal Bancorp’s off-balance sheet arrangements relate to unfunded loan commitments and lease obligations. There were no material changes during the six months ended June 30, 2022.

Restricted Equity Investments

Restricted Equity Investments amounted to $784,000 at June 30, 2022, compared to $810,000 at December 31, 2021, and was comprised of a required investment in Federal Home Loan Bank of New York (“FHLB”) stock and the common stock of Regal Bancorp’s correspondent bank, Atlantic Community Bankers Bank. Regal Bancorp makes these investments in order to have access to borrowing facilities and other banking services. The reduction in such investments was due to a reduction in the required FHLB investment.

Goodwill and Intangible Assets

Goodwill was $1.0 million at June 30, 2022 and December 31, 2021, respectively. Based on the results of the annual impairment test, Regal Bancorp did not recognize any impairment in 2022 and 2021.

Intangibles assets were $47,000 at June 30, 2022 and $57,000 at December 31, 2021. Regal Bancorp expects to amortize its core deposit intangibles over the next three years.

Deferred Income Tax Asset, net

Regal Bancorp’s net deferred income tax asset amounted to $1.3 million at June 30, 2022, a decrease from the $2.1 million deferred tax asset at December 31, 2021. The largest component of the deferred tax asset relates principally to the provision for loan losses, which is immediately expensed in accordance with GAAP for income statement purposes but may not be fully deductible in the current period for federal and state income tax purposes.

Deposits

Deposits are a major source of our funds for lending and other investment purposes. Total deposits at June 30, 2022 decreased to $473.7 million compared to $509.6 million at December 31, 2021. At June 30, 2022, certificates of deposits totaled $129.0 million, and demand, savings and money market accounts aggregated to $344.7 million compared to $163.6 million of certificates of deposits, and checking, savings and money market accounts of $346.0 million at December 31, 2021. Certificates of deposits represented 27.9% of total deposits at June 30, 2022, compared to 32.1% of total deposits at December 31, 2021.

The following table sets forth the average balances of deposits for the periods indicated.

	Six Months Ended June 30,
	2022			2021
	Average Balance	Average Rate	Loans in Percent of Total Deposits	Average Balance	Average Rate	Loans in Percent of Total Deposits

	(Dollars in thousands)
Noninterest-bearing demand deposits	$111,708	—%	23.0%	$102,257	—%	20.4%
Interest-bearing demand deposits	99,997	0.12	20.6	86,154	0.15	17.2
Money market deposits	69,780	0.10	14.4	62,186	0.14	12.4
Savings deposits	55,105	0.10	11.4	47,102	0.13	9.4
Certificates of deposit	148,071	0.51	30.6	202,964	1.26	40.5

Total	$484,661	0.20%	100.0%	$500,663	0.57%	100.0%

The following table sets forth the maturity of our uninsured certificates of deposit at June 30, 2022.

June 30, 2022
(Dollars in thousands)
Amounts due in:
Three months or less	$11,907
After three months to six months	6,672
After six months to 12 months	7,184
After 12 months	9,050

Total	$34,813

FHLB Borrowings, Subordinated Debentures, Accrued Interest Payable and Other Liabilities

FHLB borrowings amounted to $5.0 million at both June 30, 2022, and December 31, 2021.

Subordinated debentures amounted to $9.9 million at both June 30, 2022 and December 31, 2021. In June 2017, Regal Bancorp completed a $10.0 million private placement of unsecured subordinated debt (the “Notes”). The Notes bear an initial interest rate of 7.25% and mature on July 1, 2027. The interest rate on the Notes are fixed from June 21, 2017 until June 30, 2022. Interest is paid semi-annually during the fixed period. Thereafter, Regal Bancorp will pay quarterly interest on the Notes at a variable rate equal to three month London Interbank Offer Rate (“LIBOR”) plus 5.405%. The three month LIBOR is being discontinued in 2023. Regal Bancorp is currently reviewing its options in replacing this index. The subordinated debt is reported net of debt issuance costs of $91,000 at June 30, 2022 and $100,000 at December 31, 2021.

Information pertaining to borrowings, both FHLB borrowings and subordinated debentures, is detailed in the following table.

	Six Months Ended June 30,
	2022	2021

	(Dollars in thousands)
Balance outstanding at end of period	$14,909	$14,900
Average amount outstanding during the period	14,905	18,395
Weighted average interest rate during the period	6.04%	5.45%
Maximum outstanding at any month end	$14,909	$18,400
Weighted average interest rate at end of period	3.14%	3.14%

Shareholders’ Equity

Shareholders’ equity increased to $47.8 million at June 30, 2022 from $46.7 million at December 31, 2021, reflecting net income of $1.6 million and a $486,000 comprehensive loss recorded through accumulated other comprehensive income/loss.

Comparison of Results of Operations for the Six Months Ended June 30, 2022 and 2021

Net Interest Income

Net interest income is Regal Bancorp’s primary source of earnings and is influenced by the amount, distribution and repricing characteristics of Regal Bancorp’s interest-earning assets and interest-bearing liabilities, as well as by the relative levels and movements of interest rates. Net interest income is the difference between interest income earned on Regal Bancorp’s interest-earning assets, principally loans, securities, time deposits, and overnight investments, and interest expense paid on Regal Bancorp’s interest-bearing liabilities, principally deposits and borrowings.

Net income information is as follows:

	Six Months Ended June 30,		Change
	2022	2021	Amount	Percent

	(Dollars in thousands, except per share amounts)
Net interest income	$14,647	$14,282	$365	2.56%
Provision for loan losses	45	90	(45)	(50.00)
Noninterest income	969	678	291	42.92
Noninterest expenses	11,549	11,512	37	0.32
Income tax expense	1,125	526	599	113.88
Net income	2,897	2,832	65	2.30
Basic earnings per share	$0.96	$0.51	$0.45	$88.24
Diluted earnings per share	$0.96	$0.51	$0.45	$88.24
Return on average assets	0.53%	0.50%	0.03%	5.71
Return on average equity	5.12%	5.22%	(0.10)%	(1.97)

Regal Bancorp’s net interest income increased to $7.5 million for the first six months of 2022 from $7.4 million for the first six months of 2021. The $119,000 increase reflected principally the net effect of a $977,000 decrease in interest expense due to the low interest rate environment during the first six months of 2022, which was partially offset by an $858,000 decrease in interest income earned on assets due to the low market interest rates and a decrease in average interest earning assets.

Regal Bancorp’s average interest-earning assets decreased by $18.0 million from $557.3 million for the first six months of 2021 to $539.3 million for the first six months of 2022, reflecting a decrease of $39.8 million in average balance loans, offset by an increase of $22.4 million in other interest-earnings assets. At the same time, average deposits decreased by $16.0 million when comparing the first six months of 2022 to the first six months of 2021. Average shareholders’ equity increased by $2.4 million between the periods. Regal Bancorp’s average noninterest-bearing liabilities outstanding increased from $149.6 million for the first six months of 2021 to $160.3 million for the first six months of 2022.

Regal Bancorp’s interest rate spread increased to 2.67% for the first six months of 2022 from 2.45% for the first six months of 2021 and Regal Bancorp’s interest rate margin increased to 2.81% for the first six months of 2022 from 2.68% for the first six months of 2021. These increases were driven principally by the pay down of relatively low yield PPP loans held during the first six months of 2021.

The following table provides information on average assets, liabilities and shareholders’ equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for the periods indicated. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are based on daily balances. Net interest margin is computed by dividing net interest and dividend income by average interest-earning assets during each year. The interest rate spread is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities. It does not show the effect of noninterest-bearing liabilities and capital. The net interest margin is greater than the interest rate spread due to the additional income earned on assets funded by noninterest-bearing liabilities, demand deposits and shareholders’ equity.

The increase in net interest income during the period was due to the low interest rate environment during the first six months of 2022. The decline in interest expense on deposits exceeded the decrease in interest income earned on loans as the weighted average costs of deposits declined 37 basis points and the weighted average yield on loans declined 11 basis points.

	Six Months Ended June 30,
	2022			2021
	Average Balance	Interest(1)	Yield Cost(1)(6)	Average Balance		Yield
					Interest(1)	Cost(1)(6)
Assets:
Interest-earning assets:
Loans(2)	$350,783	$7,855	4.48%	$390,614	$8,966	4.59%
Securities:
Securities - taxable investments	13,851	131	1.89%	11,421	115	2.01%
Securities - nontaxable investments	4,159	39	1.88%	7,134	67	1.88%
Other interest-earnings assets(3)	170,537	496	0.58%	148,133	234	0.32%

Total interest-earning assets	539,330	8,521	3.16%	557,302	9,382	3.37%
Noninterest-earning assets	8,782			9,094

Total assets	$548,112			$566,396

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$99,997	58	0.12%	86,154	66	0.15%
Money market deposits	69,780	35	0.10%	62,186	43	0.14%
Savings	55,105	27	0.10%	47,102	30	0.13%
Time deposits	148,071	374	0.51%	202,964	1,281	1.26%

Total interest-bearing deposits	372,953	494	0.26%	398,406	1,420	0.71%
FHLB borrowings	5,000	78	3.12%	8,500	131	3.08%
Subordinated debentures	9,905	372	7.51%	9,895	370	7.48%

Total interest-bearing liabilities	387,858	944	0.49%	416,801	1,921	0.92%
Noninterest-bearing liabilities	160,254			149,595

Total liabilities	491,499			512,144
Total shareholders’ equity	56,613			54,252
Total liabilities and shareholders’ equity	$548,112			$566,396

Net interest-earning assets	$151,472			$140,501

Full tax-equivalent net interest income		7,577			7,461
Less: tax equivalent adjustments		(39)			(42)

Net interest income		$7,577			$7,461

Interest rate spread(1)(4)			2.67%			2.45%
Net interest margin(1)(5)			2.81%			2.68%
Average interest-earning assets to average interest-bearing liabilities		139.05%			133.71%
Supplemental Information:
Total deposits, including noninterest-bearing demand deposits	$484,661	$494	0.20%	$500,663	$1,420	0.57%

Total deposits, FHLB borrowings, and sub debt including noninterest-bearing demand deposits	$499,566	$944	0.38%	$519,058	$1,921	0.74%

(1)

Income on securities, as well as resulting yields, interest rate spread and net interest margin, are presented on a tax-equivalent basis. The tax-equivalent adjustments are deducted from tax-equivalent net interest income to agree to amounts reported in the consolidated statements of net income. For the six months ended June 30, 2022 and 2021, yields on securities before tax-equivalent adjustments were 1.45% and 1.51%, respectively.

(2)	Loans on non-accrual status are included in average balances.
(3)	Includes FHLB stock and associated dividends.
(4)	Interest rate spread represents the difference between the tax-equivalent yield on interest-earning assets and the cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income (tax-equivalent basis) divided by average interest-earning assets.
(6)	Annualized.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

	Six Months Ended June 30, 2022 Compared to 2021 Increase (Decrease) Due to:
	Volume	Rate	Net

	(Dollars in thousands)
Interest income:
Loans	$(892)	$(219)	$(1,111)
Securities:
Securities - taxable investments	23	(7)	16
Securities - nontaxable investments	(28)	—	(28)
Other interest-earning assets	227	35	262

Total interest income	$(670)	$(191)	$(858)

Interest expense:
Deposits	$(91)	$(835)	$(926)
FHLB Borrowings	(55)	2	(53)
Subordinated debentures	—	2	2

Total interest expense	(146)	(831)	(977)

Change in fully tax-equivalent net interest income	$(524)	$640	$116

Provision for Loan Losses

Regal Bancorp determines the amount of a provision for loan losses each quarter based on Regal Bancorp’s review of the adequacy of the allowance for loan losses. For the first six months of 2022, Regal Bancorp’s reviews did not result in Regal Bancorp recording a provision for loan losses, compared to an allowance of $45,000 for the first six months of 2021. The decreased provision for the first six months of 2022 was a primarily a function of a $17.6 million, or 5.0%, decrease in the loan portfolio during 2022.

Noninterest Income

Noninterest income increased to $458,000 from $278,000 for the first six months of 2022, when compared to the first six months of 2021. The increase was primarily due a $112,000 increase in gains from sales of loans.

Noninterest Expenses

Noninterest expenses increased by 0.9% or $53,000 to $5.8 million for the first six months of 2022 as compared to the first six months of 2021. Regal Bancorp’s efficiency ratio, representing noninterest operating expenses as a percentage of income, was 72.6% for the first six months of 2022 compared to 75.2% for the first six months of 2021.

Salaries and employee benefits increased to $3.4 million for the six months ended June 30, 2022, from $3.2 million for the six-month period ended June 30, 2021. At June 30, 2022, Regal Bancorp had 70 full-time equivalent employees, compared to 74 at June 30, 2021.

Professional services expense decreased by $62,000 from the first six months of 2021 to the first six months of 2022, primarily due to a reduction in legal and audit fees.

Provision for Income Taxes

Regal Bancorp’s provision for income taxes increased by $115,000 from the first six months of 2021 to the first six months of 2022, due to a $291,000 increase in pretax net income. As a result, Regal Bancorp’s effective tax rate (inclusive of state and local taxes) was 28.4% for the first six months of 2022 compared to 26.7% for the first six months of 2021.

Comparison of Financial Condition at December 31, 2021 and 2020

General

Regal Bancorp’s total assets at December 31, 2021 increased to $573.8 million from $562.0 million at December 31, 2020, with the increase being principally caused by a $50.9 million increase in cash and cash equivalents, net, due to a $31.7 million decrease in loans receivable, net, and a $13.3 million increase in deposits.

Cash and Cash Equivalents

Cash and cash equivalents increased to $167.8 million at December 31, 2021 from $116.9 million at December 31, 2020. The increase in total cash was principally caused by government stimulus programs put in effect during 2021 and 2020 because of the COVID-19 pandemic.

Time Deposits with Other Financial Institutions

Time deposits with other financial institutions amounted to $16.6 million at December 31, 2021 compared to $19.8 million at December 31, 2020. These time deposits consist of certificates of deposits and the decrease was caused by scheduled maturities.

Securities Available for Sale

At December 31, 2021, Regal Bancorp held securities available for sale with a fair value of $15.5 million, compared to $19.6 million of such securities at December 31, 2020. These investments were comprised principally of U.S. government agencies, corporate bonds, municipal bonds, and mortgage-backed securities. Management has maintained investment securities at this relatively low level in recent years because the yields are lower than the yields on Regal Bancorp’s loan portfolio.

Securities Held-to-Maturity

At both December 31, 2021, and 2020 Regal Bancorp held securities held-to-maturity with a fair value of $2.6 million. These investments were comprised principally a foreign government bond and annuities and management has the intent and ability to hold these investments to maturity.

Loans Receivable

Loans receivable, before deducting the allowance for loan losses, amounted to $361.6 million at December 31, 2021, compared to $393.3 million at December 31, 2020. The $31.7 million decrease was driven principally by a $12.3 million decrease in multi-family loans, and a $11.7 million decrease in commercial and industrial loans, which was primarily composed of PPP paydowns.

New loan originations for 2021 were $43.4 million (excluding PPP loan originations) compared to $32.4 million in 2020. New loans originated in 2021, excluding PPP loans, had a weighted-average initial interest rate of 3.61%, compared to 4.00% in 2020.

The initial average interest rate of new non-PPP loans originated in 2021 and 2020 was lower than the average interest rate on Regal Bancorp’s overall loan portfolio because of generally low market interest rate conditions.

Regal Bancorp originated $15.0 million in PPP loans for in 2021, and $23.3 million in 2020. The SBA paid a fee to Regal Bancorp to originate each PPP loan based on the amount of the loan. Such fees, net of deferred loan origination costs, totaled $702,000 during 2021 and $856,000 during 2020. The net fee is being recognized in interest income, as an adjustment of yield, over the life of the related loan. However, upon receipt of a loan’s SBA forgiveness payment, any remaining fee for the loan is fully recognized into income. Regal Bancorp recognized $832,000 in 2021 and $408,000 in 2020, of net PPP fee income. The PPP loans all have fixed interest rates of 1.0% and have all been paid off as of December 31, 2021.

At December 31, 2021, Regal Bancorp’s loan portfolio was comprised of $338.8 million of loans secured by real estate, $9.9 million of unsecured and government guaranteed PPP loans, and $12.9 million of other commercial loans, compared to $358.8 million of loans secured by real estate, $20.3 million of unsecured and government guaranteed PPP loans, and $14.2 million of other commercial loans at December 31, 2020.

Nonaccrual Loans; TDR Loans

Loans on nonaccrual status at December 31, 2021 amounted to $216,000, compared to $1.1 million at December 31, 2020, none of which were government guaranteed. There were no TDR loans at December 31, 2021 or December 31, 2020.

Allowance for Loan Losses

Regal Bancorp’s allowance for loan losses was $5.6 million, or 1.55% of total loans at December 31, 2021, compared to $5.6 million, or 1.42% of total loans, at December 31, 2020. The allowance for loan losses increased as a result of management’s judgment to record a provision for loan losses in the amount of $45,000, partially offset by charge-offs of $12,000. At December 31, 2021, the allowance for loan losses consisted entirely of an ASC 450 general reserve and there were no specific reserves.

Restricted Equity Investments

Restricted Equity Investments amounted to $810,000 at December 31, 2021, compared to $1.0 million at December 31, 2020, and was comprised of a required investment in Federal Home Loan Bank of New York stock and the common stock of Regal Bancorp’s correspondent bank, Atlantic Community Bankers Bank. Regal Bancorp makes these investments in order to have access to borrowing facilities and other banking services. The reduction in such investments was due to a reduction in the required FHLB investment.

Goodwill and Intangible Assets

Goodwill was $1.0 million at December 31, 2021 and December 31, 2020, respectively. Based on the results of the annual impairment test, Regal Bancorp did not recognize any impairment in 2022 and 2021.

Intangibles assets were $57,000 at December 31, 2021 and $79,000 at December 31, 2020. Regal Bancorp expects to amortize its core deposit intangibles over the next three years.

Deferred Income Tax Asset, net

Regal Bancorp’s net deferred income tax asset amounted to $2.1 million at both December 31, 2021, and 2020. The largest component of the deferred tax asset relates principally to the provision for loan losses, which is immediately expensed in accordance with GAAP for income statement purposes but may not be fully deductible in the current period for federal and state income tax purposes.

Deposits

Total deposits at December 31, 2021 increased to $509.6 million compared to $496.3 million at December 31, 2020. At December 31, 2021, certificates of deposits totaled $163.6 million, and demand, savings and money market accounts aggregated to $346.0 million compared to $210.4 million of certificates of deposits, and checking, savings and money market accounts of $285.9 million at December 31, 2020. Certificates of deposits represented 32.1% of total deposits at December 31, 2021, compared to 42.3% of total deposits at December 31, 2020

Borrowed Funds, Subordinated Debentures, Accrued Interest Payable and Other Liabilities

Borrowed funds amounted to $5.0 million at December 31, 2021, and $8.5 million at December 31, 2020. The decrease was due to a scheduled maturity in the amount of $3.5 million in 2021.

Subordinated debentures amounted to $9.9 million at December 31, 2021 and December 31, 2020. In June 2017, Regal Bancorp completed a $10.0 million private placement of unsecured subordinated debt (the “Notes”). The Notes bear an initial interest rate of 7.25% and mature on July 1, 2027. The interest rate on the Notes are fixed from June 21, 2017 until December 31, 2021. Interest is paid semi-annually during the fixed period. Thereafter, Regal Bancorp will pay quarterly interest on the Notes at a variable rate equal to three month LIBOR plus 5.405%. The three month LIBOR is being discontinued in 2023. Regal Bancorp is currently reviewing its options in replacing this index. The subordinated debt is reported net of debt issuance costs of $100,000 at December 31, 2021 and $116,000 at December 31, 2020.

Shareholders’ Equity

Shareholders’ equity increased to $46.7 million at December 31, 2021 from $44.0 million at December 31, 2020, reflecting net income of $2.9 million and a $237,000 comprehensive loss recorded through accumulated other comprehensive income/loss.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

Net Interest Income

Regal Bancorp’s net interest income increased to $14.6 million in 2021 from $14.3 million in 2020. The $365,000 increase reflected a $2.4 million decrease interest expense paid on deposits and borrowings, partially offset by a $2.0 million decrease in interest earned on assets in the net interest margin. At the same time, average deposits increased by $50.6 million and borrowings decreased by $21.6 million, while average shareholders’ equity increased by $2.1 million. Regal Bancorp’s average noninterest-bearing deposits outstanding increased from $58.2 million in 2020 to $109.5 million in 2021.

Regal Bancorp’s interest rate spread decreased to 2.42% in 2021 from 2.44% in 2020 and its interest rate margin decreased to 2.64% in 2021 from 2.75% in 2020. The margin was higher than the spread because the margin includes the effect of noninterest bearing deposits and capital. These declines were principally a function of the low interest rate environment reducing yield on securities and other interest-earning assets. Overall, Regal Bancorp’s average cost of funds decreased by 49 basis points to 0.47% in 2021, from 0.96% in 2020, while its average yield on interest-earning assets decreased by 61 basis points, to 3.23% in 2021, from 3.84% in 2020. The decrease in the cost of funds was largely a function of a low interest rate environment, combined with Regal Bancorp’s lower reliance on higher cost certificates of deposit as compared to transactional deposit accounts, such as noninterest and interest-bearing checking, savings, and money market accounts. The ratio of interest-earning assets to interest-bearing liabilities increased due principally to a $26.0 million increase in noninterest bearing deposits.

The following table provides information on average assets, liabilities and shareholders’ equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for the periods indicated. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are based on daily balances. Net interest margin is computed by dividing net interest and dividend income by average interest-earning assets during each year. The interest rate spread is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, and does not show the effect resulting from the level of noninterest-bearing liabilities and capital. The net interest margin was greater than the interest rate spread due to the additional income earned on assets funded by noninterest-bearing liabilities, demand deposits and shareholders’ equity.

The increase in net interest income during the year was due to the low interest rate environment during 2021. The decline in interest expense on deposits exceeded the decrease in interest income earned on loans as the weighted average costs of deposits declined 49 basis points while the weighted average yield on loans increased five basis points.

	Years ended December 31,
	2021			2022
	Average Balance	Interest(1)	Yield Cost (1)	Average Balance	Interest(1)	Yield Cost (1)
Assets:
Interest-earning assets:
Loans(2)	$378,209	$17,221	4.55%	$417,364	$18,790	4.50%
Securities
Securities – taxable investments	11,300	204	1.81%	19,815	511	2.58%
Securities – nontaxable investments	6,208	117	1.88%	9,327	161	1.73%
Other interest-earning assets(3)	162,903	511	0.31%	78,396	689	0.88%

Total interest-earning assets	558,620	18,053	3.23%	524,902	20,151	3.84%
Noninterest-earning assets	10,913			13,886

Total assets	$569,533			$538,788

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$90,651	118	0.13%	$66,455	201	0.30%
Money market deposits	64,562	76	0.12%	60,953	184	0.30%
Savings	48,955	54	0.11%	41,578	131	0.27%
Time deposits	191,480	2,127	1.11%	200,328	3,857	1.93%

Total interest-bearing deposits	395,648	2,375	0.60%	369,314	4,355	1.18%
FHLB and Fed borrowings	6,881	215	3.12%	9,908	531	5.36%
Short-term borrowings	—	—	—%	18,537	88	0.47%
Subordinated debentures	9,892	742	7.50%	9,876	740	7.49%

Total interest-bearing liabilities	412,421	3,332	0.81%	407,635	5,714	1.40%
Noninterest-bearing liabilities	157,112			131,153

Total liabilities	514,680			486,015
Total shareholders’ equity	54,853			52,773

Total liabilities and shareholders’ equity	$569,533			$538,788

Net interest-earning assets	$146,199			$117,267

Full tax-equivalent net interest income		14,721			14,437
Less: tax equivalent adjustments		(74)			(155)

Net interest income		$14,647			$14,282

Interest rate spread(1)(4)			2.42%			2.44%
Net interest margin(1)(5)			2.64%			2.75%
Average interest-earning assets to average interest-bearing liabilities		135.45%			128.77%
Supplemental information:
Total deposits, including noninterest-bearing demand deposits	$505,163	$2,375	0.47%	$454,517	$4,355	0.96%

Total deposits, FHLB borrowings, and sub debt including noninterest-bearing demand deposits	$521,936	$3,332	0.64%	$474,301	$5,714	1.20%

(1)

Income on securities, as well as resulting yields, interest rate spread and net interest margin, are presented on a tax-equivalent basis. The tax-equivalent adjustments are deducted from tax-equivalent net interest income to agree to amounts reported in the consolidated statements of net income. For the years ended December 31, 2021 and 2020, yields on securities before tax-equivalent adjustments were 1.41% and 1.77%, respectively.

(2)	Loans on non-accrual status are included in average balances.
(3)	Includes FHLB stock and associated dividends.
(4)	Interest rate spread represents the difference between the tax-equivalent yield on interest-earning assets and the cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income (tax-equivalent basis) divided by average interest-earning assets.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

	For the Years Ended December 31, 2021 Compared to 2020 Increase (Decrease) Due to:
	Volume	Rate	Net

	(Dollars in thousands)
Interest income:
Loans	$(1,778)	$209	$(1,569)
Securities:
Securities - taxable investments	(154)	(155)	(309)
Securities - nontaxable investments	(57)	15	(42)
Other interest-earning assets	744	(922)	(178)

Total interest income	(1,245)	(853)	(2,098)

Interest expense:
Deposits	311	(2,291)	(1,980)
FHLB Borrowings	(671)	267	(404)
Subordinated debentures	1	1	2

Total interest expense	(359)	(2,023)	(2,382)

Change in fully tax-equivalent net interest	$(886)	$1,170	$284

Provision for Loan Losses

Regal Bancorp maintains an allowance for loan losses which management considers adequate to cover probable losses inherent in the loan portfolio. On an ongoing basis, management analyzes the adequacy of this allowance by reviewing the overall loan activity, the financial condition of the borrower, the market value of collateral and the general local economic conditions. Additions to the allowance are charged to earnings in the appropriate accounting period. Actual loan losses, net of recoveries, reduce the allowance. The level of the allowance is an estimate and future actual losses may vary from this estimate. The provision for loan losses for 2021 and 2020 was $45,000 and $90,000, respectively.

Noninterest Income

Noninterest income increased to $969,000 in 2021, from $678,000 in 2020. The increase was primarily due to an increase in gains from sale of loans.

Noninterest Expenses

Noninterest expenses decreased to $12.5 million in 2021, from $12.8 million in 2020. The decrease was primarily due to decreases in salaries and benefits, and FHLB prepayment penalty.

Provision for Income Taxes

In 2021, Regal Bancorp recorded a provision for income taxes of $1.1 million compared to a provision of $526,000 in 2020. Regal Bancorp’s effective tax rate (inclusive of state and local taxes) was 28.0% in 2021 and 25.6% in 2020.

BUSINESS OF REGAL BANCORP AND REGAL BANK

Regal Bank is a New Jersey state chartered commercial bank headquartered in Livingston, Essex County, New Jersey, in the densely populated north eastern portion of New Jersey. Regal Bank began operations in December 2007 and conducts business from its main office and corporate headquarters in Livingston New Jersey and nine other branch offices in Essex, Morris, Somerset and Union Counties in New Jersey. Regal Bank operates as an independent community bank offering a broad range of deposit and loan products and services to the general public. Regal Bank focuses, in particular, on multi-family and commercial real estate lending in Regal Bank’s trade area, which it defines as northern and central New Jersey.

Regal Bancorp became the holding company for Regal Bank in 2017. Apart from its ownership and control of Regal Bank, Regal Bancorp conducts no other business. At June 30, 2022, Regal Bancorp had $538 million in total assets, $339 million in net loans, $474 million in deposits and total equity of $48 million.

Regal Bank is a member of the Federal Home Loan Bank of New York and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation. The address of Regal Bancorp’s principal executive office is 570 West Mt. Pleasant Avenue, Livingston, New Jersey 07039 and its telephone number is (973) 716-0600. As of June 30, 2022, Regal Bancorp had 69 full-time employees and 71 total employees.

Market Area

New Jersey is America’s most densely populated state and is one of the largest banking markets in terms of customers. Regal Bank’s primary trade area, which is comprised of Essex, Hudson, Morris Somerset and Union Counties, reflects these statewide characteristics. The economy in this market area is based upon a variety of service businesses, including financial services and local small and mid-sized businesses, as well as manufacturing. In addition, as part of the New York metropolitan area, Regal Bank’s trade area contains a large number of commuters who work in New York City.

Business Strategy

Regal Bank was established based on the belief that there was and continues to be excellent potential for a locally owned and managed commercial bank in its market area. In recent years as a result of increased bank consolidations and mergers in New Jersey, many local banks have been acquired by larger and out-of-state institutions. Regal Bank believes that this consolidation and merger activity has made it more difficult for small and mid-sized businesses to obtain prompt service and access to decision-makers in many financial institutions. Regal Bank seeks to serve its customers through a combination of old-fashioned personal service, a high level of responsiveness, state-of-the-art banking technology and convenient hours.

To attract the business of individuals, businesses and professionals, Regal Bank offers a broad range of deposit and loan products and banking services. Products and services provided include personal and business checking accounts, retirement accounts, money market accounts, time and savings accounts at competitive interest rates, wire transfers, access to automated teller services, on-line banking, remote deposit capture and mobile banking. In addition, Regal Bank offers safe deposit boxes.

Lending Activities

Regal Bank offers a variety of loan products to its commercial and retail customers. Regal Bank’s lending focus is primarily on multi-family and commercial real estate loans. To a lesser extent, Regal Bank also makes consumer loans, commercial and industrial loans, home equity lines of credit and other consumer loans.

Regal Bank’s commercial real estate loans include loans secured by multi-family residential properties, mixed-use properties, office buildings, industrial and other commercial properties located principally in its primary lending areas. As of June 30, 2022, Regal Bank’s loan portfolio included $176.5 million of multi-family real estate loans, consisting of $103.7 million of loans secured by non-owner-occupied commercial properties and $44.7 million of loans secured by owner-occupied commercial properties.

Regal Bank offers fixed-rate terms on its commercial real estate loans. Rates are typically fixed for a five-year period and are subject to adjustment every five years throughout the life of the loan. Maturities range from 15 to 30 years with amortization periods up to 30 years for loans secured by multi-family properties and 25 years for all other commercial real estate loans.

For all commercial and multi-family real estate loans, Regal Bank generally requires a minimum debt service coverage ratio of 1.25x and maximum loan-to-value ratio of 75% for purchase transactions and 70% for refinancings. When each loan is underwritten, it is stress tested using an increased vacancy factor and interest rate. Additionally, each managing principal’s personal financial condition is reviewed, including a global cash flow analysis. All of Regal Bank’s commercial real estate loans, except for loans secured by multi-family properties, carry personal guarantees of the principals of the borrowers. For multi-family real estate loans, all managing principals are required to execute a carve-out guaranty agreement. This document details numerous acts, any of which, if committed by the principal, will trigger a personal guaranty of the loan.

Multi-family loans primarily consist of borrowings secured by residential apartment buildings containing anywhere from six to over sixty units. Typically these loans are made to borrowing entities whose principals have significant experience in managing such properties.

The management of Regal Bank believes that the risk presented by loans secured by multi-family properties is mitigated by the fact that the rental income supporting repayment of the loan comes from multiple tenants and is not commercial in nature.

Regal Bank management believes that while its overall commercial real estate loan concentration is elevated, it does not represent excessive or undue exposure or risk of loss. Regal Bank’s loan portfolio reflects a balanced mix of property types and a sub-concentration in multi-family loans.

Regal Bank manages credit risk through conservative underwriting policies and procedures, loan monitoring practices, external loan reviews and portfolio segmentation analysis and stress testing.

Investment Activities

Regal Bank maintains a relatively small investment portfolio. At June 30, 2022 the investment portfolio totaled $19.0 million. Regal Bank views the investment portfolio as a source of earnings and liquidity and a tool for management of interest rate risk. Decisions on types of investments are dictated by investment and balance sheet management policies approved by the Board of Directors. Regal Bank’s Investment/Asset Liability Committee of the Board of Directors sets investment maturity guidelines and strategies based on Regal Bank’s financial goals and interest rate sensitivity.

Debt and equity securities are classified as either held to maturity (“HTM”) or as available for sale (“AFS”). Investment securities that Regal Bank has the positive intent and ability to hold to maturity are classified as HTM securities and reported at amortized cost. Investment securities not classified as HTM nor held for the purpose of trading in the near term are classified as AFS securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income/(loss), a separate component of shareholders’ equity, net of tax.

At June 30, 2022, the held to maturity and available for sale investment portfolios totaled $18.2 million and $0.8 million, respectively, and at June 30, 2021 they totaled $15.8 and $1.0 million respectively. Investments as of such dates consisted of U.S. government agency obligations, mortgage-backed securities, corporate bonds, municipal bonds, U.S. treasury securities, and annuities totaling approximately $2.3 million, which were purchased to offset certain liabilities of Regal Bank under executive retirement plans.

Sources of Funds

Regal Bank uses deposits and borrowings to finance lending and investment activities. Regal Bank utilizes deposits gathered in its marketplace as its first preference for funding. Borrowing sources include short and long-term Federal Home Loan Bank of New York advances that utilize Regal Bank’s investment and loan portfolios as collateral.

Competition

The banking business is highly competitive. Regal Bank faces substantial immediate competition and potential future competition both in attracting deposits and in originating loans. Regal Bank competes with numerous commercial banks, savings banks and savings and loan associations, most of which have assets, capital and lending limits larger than those of Regal Bank. Other competitors include money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities, as well as “fintech” companies, many of which partner with insured depository institutions to offer credit and deposit products online.

Regal Bank’s larger competitors have greater financial resources to finance wide-ranging advertising campaigns. However, we utilize limited media advertising together with referrals and employee calling programs.

Additionally, Regal Bank competes for business by providing high quality, personal service to customers, customer access to our decision-makers and competitive interest rates and fees. As a small, independent, community-based bank, Regal Bank seeks to hire and retain quality employees who desire greater responsibility than may be available working for a larger employer and who are attracted by the opportunity to participate in a community bank. Additionally, the bank management experience of Mr. Orbach and Mr. Lupo, as well as the local real estate and other business activities of our directors, help us to continue to develop business relationships.

Supervision and Regulation

Bank Regulation

Regal Bancorp is subject to supervision, regulation and examination by the Federal Reserve. In addition, Regal Bancorp is subject to a variety of local, state and federal laws.

Regal Bank is subject to supervision, regulation and examination by the New Jersey Department of Banking and Insurance and the FDIC. In addition, Regal Bank is subject to a variety of local, state and federal laws.

Banking regulations include, but are not limited to the following: permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and the safety and soundness of banking practices.

MANAGEMENT OF SR BANCORP

Shared Management Structure

The directors of SR Bancorp are the same persons who are the directors of Somerset Savings Bank. In addition, each executive officer of SR Bancorp is also an executive officer of Somerset Savings Bank. We expect that SR Bancorp and Somerset Regal Bank will continue to have common executive officers unless and until there is a business reason to establish separate management structures. To date, executive officers and directors have been compensated for their services only by Somerset Savings Bank.

In connection with the Merger, the Executive Chairman of the Board of Directors of Regal Bancorp, David M. Orbach, and two other current Regal Bancorp board members, will join the Boards of Directors of SR Bancorp and Somerset Regal Bank upon completion of the Merger. Mr. Orbach will serve as Executive Chairman of the Board of Directors of SR Bancorp and as Executive Vice Chairman of the Board of Directors of Somerset Regal Bank. William P. Taylor will continue as Chief Executive Officer and Chairman of the Board of Directors of Somerset Regal Bank and will serve as Chief Executive Officer and a director of SR Bancorp. Christopher J. Pribula will continue as President, Chief Operating Officer and a director of Somerset Regal Bank and SR Bancorp. In addition, Messrs. Orbach, Taylor and Pribula entered into employment agreements with SR Bancorp and Somerset Savings Bank at the time of execution of the Merger Agreement, which will become effective as of the closing of the Merger.

Executive Officers of SR Bancorp and Somerset Savings Bank

The following table lists the individuals who are the current executive officers of SR Bancorp and Somerset Savings Bank, their ages as of June 30, 2022 and the positions they hold.

Name	Age	Position
William P. Taylor	64	Chief Executive Officer
Christopher J. Pribula	57	President and Chief Operating Officer
David W. Wigg	62	Senior Vice President – Mortgage Lending
Harris M. Faqueri	39	Vice President and Chief Financial Officer

The executive officers of Somerset Savings Bank are, and the executive officers of Somerset Regal Bank will be, elected annually.

Directors of Somerset Savings Bank and SR Bancorp

Composition of our Board. SR Bancorp has six directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. Directors of Somerset Savings Bank are elected by SR Bancorp as its sole shareholder. Following completion of the merger with Regal Bancorp, we will increase the size of our board to nine members and will appoint David Orbach and two other directors, each of whom will be a current board member of Regal Bancorp, to our Board.

The following table states our current directors’ names, their ages as of June 30, 2022, and the years when they began serving as directors of Somerset Savings Bank and when their current term expires:

Name	Position(s) Held With Somerset Savings Bank	Age	Director Since	Current Term Expires
William P. Taylor	Chairman and Chief Executive Officer	64	2007	2025
Mary E. Davey	Director	72	1995	2024
John W. Mooney	Director	72	2011	2024
Christopher J. Pribula	Director, President and Chief Operating Officer	57	2018	2023
James R. Silkensen	Director	77	2011	2024
Douglas M. Sonier	Director	72	1986	2025

The Business Background of Our Directors and Executive Officers. The business experience for the past five years of each of our directors and executive officers is set forth below. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Directors

William P. Taylor has served as Chairman of the Board of Somerset Savings Bank since 2018. Mr. Taylor has been Chief Executive Officer of Somerset Savings Bank since 2013 and prior to that, served as President since 2009. Mr. Taylor holds a Bachelor’s of Science degree from Wake Forest University in accounting. Mr. Taylor joined Somerset Savings Bank in 1983 as assistant vice president and controller. Mr. Taylor serves on the Board of the New Jersey Bankers Association and the Somerset County Business Partnership. Mr. Taylor’s extensive executive leadership and banking experience and knowledge of our market area enhances the breadth of experience of the Board of Directors.

Mary E. Davey has over 45 years of experience in upper management of non-profit organizations with responsibility for projects such as special needs housing, budget development and management, state and federal government grants, programmatic oversight and work with external auditors and outside funding bodies. Her profession includes membership in the National Association of Social Workers, Children’s Interagency Coordinating Council of Bergen County Executive Board and Chair of the Mental Health – Education Partnership/Subcommittee and a member of the Suicide Prevention and Education Committee for Bergen County and the Ridgewood Stigma-free Committee. Ms. Davey holds a Bachelor’s Degree in Sociology from Anna Maria College and a Master’s Degree in Social Work from Rutgers University. Ms. Davey is a civic leader with deep management and budgeting experience.

John W. Mooney is a retired Specialty Chemical Executive with 35 years of experience, progressing through manufacturing, marketing, business development and general management. He received a BS in Chemical Engineering from Rutgers University and an MBA from Rider University. He spent 33 years with National Starch and Chemical Company including seven years in a general manager position with global P&L responsibility for an $80 million unit supplying specialty chemicals to the Personal Care industry in the U.S., Europe and Asia. He spent the last few years of his career as Vice President of Business Development. Mr. Mooney serves on two non-profit boards: (1) The Central Jersey Housing Resource Center, where he also spent eight years as President; and (2) the Samaritan Homeless Interim Program. Mr. Mooney’s business experience is of significant benefit to the Board of Directors.

Christopher J. Pribula has been President and Chief Operating Officer of Somerset Savings Bank since 2019, having previously served as Executive Vice President and Chief Operating Officer beginning in 2013. Mr. Pribula worked in several community banks, including The Chatham Trust Company, West Jersey Community Bank, Prestige State Bank and Somerset Hills Bank, prior to joining Somerset Savings Bank in 2006 as Vice President – Operations Division Manager. Mr. Pribula serves on the Board of Raritan Valley Habitat for Humanity as Treasurer. Mr. Pribula is a graduate of Kean University with a degree in accounting. Mr. Pribula’s extensive banking and accounting experience provides expertise to the Board of Directors.

James R. Silkensen is a graduate of Pacific University and received an MBA from Oregon State University. Mr. Silkensen worked at the Federal Home Loan Bank Board for 12 years and at the New Jersey League of Community Bankers for 25 years, serving the last few years as President. Mr. Silkensen served as Co-President and Chief Executive Officer of the New Jersey Bankers Association for the last two years of his career. He has served in various volunteer leadership positions at the Cranford United Methodist Church and currently serves on the Board of Trustees of the Charitable Foundation of the New Jersey Bankers Association. Mr. Silkensen brings significant banking and regulatory experience to the Board of Directors.

Douglas M. Sonier is a graduate from Rider University with a BS in Accounting. He began his career with the accounting and advisory firm of WithumSmith+Brown where he was a partner for over 40 years and is currently an Emeritus Partner. His experience is primarily with privately held and not-for-profit businesses in the manufacturing, professional service, retail, and wholesale/distribution sectors. Mr. Sonier’s accounting experience benefits our Board of Directors in its oversight of audit and financial reporting matters.

Additional SR Bancorp and Somerset Regal Bank Directors Following the Merger

David M. Orbach has served as Executive Chairman of the Board of Regal Bancorp since its formation and of Regal Bank since 2011. Mr. Orbach acted as the lead organizer in founding Regal Bank in 2007. Prior to joining Regal, from 2005 to 2011, Mr. Orbach was the Managing Partner and Founder of Gallant Funding, L.P., a private mezzanine and bridge lending company for commercial real estate in the New Jersey and New York regions. Before starting Gallant, he served as Vice President and General Counsel, as well as a Director and Corporate Secretary, of NorCrown Bank, a community bank based in Livingston, New Jersey. Prior to joining NorCrown, Mr. Orbach was an associate in the real estate department of the law firm of Pryor Cashman Sherman & Flynn LLP, located in New York City. Mr. Orbach is involved with numerous charitable and non-profit organizations and serves as a board member within several of these organizations. Mr. Orbach earned his B.A. in Economics from the City University of New York at Queens College and his J.D. from the Benjamin N. Cardozo School of Law. Mr. Orbach’s extensive banking experience and commercial real estate experience is of significant benefit to the Board of Directors.

Executive Officers of Somerset Savings Bank Who Are Not Also Directors

David W. Wigg has served as Senior Vice President, Mortgage Lending and CRA Officer since 2013. Mr. Wigg is primarily responsible for the Bank’s 1-4 family lending and loan servicing. Mr. Wigg received both a Bachelor of Arts and a Bachelor of Science degree in Business Administration from Slippery Rock State College. Mr. Wigg currently serves on the boards of Central Jersey Housing Resource Center, Bethel Ridge, and Avidd Community Services of New Jersey. He serves as the Treasurer on both the Central Jersey Housing Resource board and the Bethel Ridge board.

Harris M. Faqueri has served as Vice President/Chief Financial Officer since March 2021. Mr. Faqueri served as Vice President, Accounting at Investors Bank, Short Hills, New Jersey where he was responsible for the management and oversight of various accounting and reporting functions, including facets of financial reporting and compliance. Mr. Faqueri is a graduate of Rutgers University with a Bachelor’s degree in Economics and an MBA in Professional Accounting.

Board Independence

The Board of Directors has determined that each of our directors, other than Messrs. Orbach, Taylor and Pribula, would be considered independent under the Nasdaq Stock Market corporate governance listing standards. In determining the independence of our directors, the Board of Directors considered relationships between Somerset Savings Bank and our directors that are not required to be reported under “Executive Compensation—Transactions With Certain Persons,” consisting of deposit accounts that our directors maintain at Somerset Savings Bank.

Meetings and Committees of the Board of Directors of Somerset Savings Bank

We conduct business through meetings of our Board of Directors and its committees. During the year ended June 30, 2022, the Board of Directors of SR Bancorp did not meet and the Board of Directors of Somerset Savings Bank met 17 times, which included regular and special board meetings. Prior to completion of the conversion and the offering, the Board of Directors of SR Bancorp will establish the following committees: the Compensation Committee, the Nominating and Corporate Governance Committee and the Audit Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations.

Each of these committees operates under a written charter, which governs its composition, responsibilities and operations.

The table below sets forth the directors that will serve on each of the listed standing committees, other than those members of the board of Regal Bancorp who will join the board of SR Bancorp. Each member of each committee meets the Nasdaq Stock Market and the Securities and Exchange Commission independence requirements for such committee. The Board of Directors has determined that Mr. Sonier will qualify as an “audit committee financial expert” as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee

Douglas M. Sonier (Chair) Mary E. Davey John W. Mooney James R. Silkensen	Mary E. Davey (Chair) John W. Mooney James R. Silkensen Douglas M. Sonier	John W. Mooney (Chair) Mary E. Davey Douglas M. Sonier James R. Silkensen

Corporate Governance Policies and Procedures

In addition to having established committees of the Board of Directors, SR Bancorp has adopted policies to govern the activities of both SR Bancorp and Somerset Savings Bank, including a corporate governance policy and a code of business conduct and ethics. The corporate governance policy sets forth:

•	the duties and responsibilities of each director;

•	the composition, responsibilities and operation of the Board of Directors;

•	the establishment and operation of board committees, including audit, nominating and compensation committees;

•	succession planning;

•	convening executive sessions of independent directors;

•	the Board of Directors’ interaction with management and third parties; and

•	the evaluation of the performance of the Board of Directors and the chief executive officer.

SR Bancorp has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics is designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for our principal executive officer and the two most highly compensated executive officers (other than the principal executive officer) whose total compensation exceeded $100,000 for the fiscal year ended June 30, 2022. These individuals are sometimes referred to in this prospectus as the “named executive officers.”

Name and Principal Position	Year	Salary	Non-equity Incentive Plan Compensation	All Other Compensation (1)	Total
William P. Taylor Chief Executive Officer	2022	$371,700	$22,152	$95,782	$489,634
Christopher J. Pribula President and Chief Operating Officer	2022	$303,000	$17,580	$53,658	$374,238
David W. Wigg Senior Vice President	2022	$163,750	$9,630	$4,912	$178,292

(1)	The compensation represented by the amounts for 2022 set forth in the “All Other Compensation” column for the Named Executive Officers is detailed in the following table:

	401(k) Plan Employer Contributions	Automobile Allowance	Supplemental Retirement Plan(2)	Total All Other Compensation
William P. Taylor	$8,775	$10,407	$76,600	$95,782
Christopher J. Pribula	$9,090	$8,168	$36,400	$53,658
David W. Wigg	$4,912	$—	$—	$4,912

(2)	Represents the contribution made to the Supplemental Executive Retirement Plan for the benefit of Messrs. Taylor and Pribula.

Employment Agreements. Somerset Savings Bank has entered into employment agreements with Messrs. Taylor and Pribula, which become effective as of the effective date of the mutual-to-stock conversion. The term of the employment agreement with Mr. Taylor will begin as of the effective date of the conversion and end on the third anniversary of that date. Upon notice to Mr. Taylor of at least 30 days prior to the expiration of the term of the agreement, Somerset Savings Bank may extend the term of the agreement for an additional twelve months. The initial term of the employment agreement with Mr. Pribula will begin as of the effective date of the conversion and end on the third anniversary of that date. Commencing on the first anniversary of the effective date of the agreement with Mr. Pribula and on each anniversary date thereafter, the term of the agreement will extend automatically for one additional year, so that the remaining term is again three years, unless either Somerset Savings Bank or Mr. Pribula gives notice to the other party of non-renewal. If either party provides a notice of non-renewal, the term will become fixed at that time and expire at the end of the then current term. Notwithstanding the foregoing, in the event SR Bancorp or Somerset Savings Bank (or Somerset Regal Bank) enters into a transaction that would constitute a change in control, as defined under the employment agreements, the term of the agreements would automatically extend so that they would expire no less than two years following the effective date of the change in control.

The employment agreements specify the base salaries of Messrs. Taylor and Pribula, which initially will be $460,000 and $400,000, respectively. The Board of Directors or the Compensation Committee of the Board of Directors of Somerset Savings Bank may increase, but not decrease, the executives’ base salaries. In addition to base salary, the agreements provide that each executive will participate in any bonus plan or arrangement of Somerset Savings Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Board of Directors or the Compensation Committee. Somerset Savings Bank will provide a target cash bonus opportunity for Mr. Taylor of at least 25% of his base salary and for Mr. Pribula of at least 20% of his base salary. Each executive is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Somerset Savings Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties for Somerset Savings Bank. Somerset Savings Bank will also provide each executive with the use of an automobile and reimburse the executive for automobile-related expenses.

Somerset Savings Bank may terminate the executives’ employment, or the executives may resign from their employment, at any time with or without good reason. Under the employment agreements, in the event Somerset Savings Bank terminates an executive’s employment without cause or the executive voluntary resigns for “good reason” (i.e., a “qualifying termination event”), Somerset Savings Bank will pay the executive a severance payment equal to the greater of (i) the remaining base salary and total annual bonus opportunity (based on the highest annual bonus earned during the three most recent calendar years prior to his date of termination) he would have received during the remaining term of the employment agreement or (ii) two time the sum of the executive’s base salary and the average annual incentive bonus paid to the executive for the three most recently completed calendar years prior to the date of termination. In addition, the executives will be reimbursed for their monthly COBRA premium payments for up to 18 months.

If a qualifying termination event occurs at or within two years following a change in control of SR Bancorp or Somerset Savings Bank (or Somerset Regal Bank), the executive would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary in effect as of the date of termination (or during the three preceding years, if higher) and (ii) and average annual total incentive bonus earned by the executive for the three most recently completed calendar years prior to the change in control (or, if greater, the annual total incentive bonus that would have been earned in the year of the change in control at target bonus opportunity). In addition, the executive would receive a lump sum payment equal to the value of 36 month’s health care cost (based on COBRA premium payments).

For purposes of the employment agreements, the term “good reason” includes (i) a material reduction in the executive’s base salary and/or aggregate incentive compensation opportunities (unless the reduction is part of a non-discriminatory reduction applicable to all executive officers), (ii) a material reduction in the executive’s authority, duties or responsibilities, (iii) the failure to re-appoint the executive to his executive position or the failure to nominate and recommend the election of the executive to the Board of Directors of SR Bancorp or to appoint or nominate and elect the executive to the Board of Directors of Somerset Savings Bank, (iv) a relocation of the executive’s principal place of employment by more than twenty miles or (v) a material breach of the employment agreement by the Bank.

The employment agreements terminate upon the executive’s death or disability. Upon termination of employment (other than a termination in connection with a change in control), the executive will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his or her employment agreement.

The non-competition and non-solicitation covenants apply following a change in control for a period mutually to be agreed to by the parties, which will be no less than six months nor exceed two years. In the event payments and benefits provided to the executive become subject to Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), and after considering the value of the non-competition and non-solicitation covenants, the payments will be reduced if the reduction would leave the executive financially better off on an after-tax basis than if the executive received the entire payment and was obligated to pay the excise tax under Section 4999 of the Code.

Concurrent with the signing of the Merger Agreement, Messrs. Lupo, Tower and Orbach each entered into a settlement agreement with SR Bancorp, Somerset Savings Bank, Regal Bancorp and Regal Bank that cancel the executive’s applicable change in control agreement and quantify the estimated cash change in control payment each executive will be entitled to receive at closing at $1.0 million, $859,000 and $487,000, respectively. These amounts will be updated prior to the closing to reflect the then current compensation of Messrs. Lupo, Tower and Orbach. The settlement agreements provide that the non-competition and non-solicitation provisions contained in the change in control agreements and discussed above survive the termination of the change in control agreements.

In addition, David M. Orbach entered into a new employment agreement with Somerset Savings Bank, effective as of the effective date of the Merger between Regal Bancorp and SR Bancorp. See “The Merger with Regal Bancorp—Interests of Certain Persons in the Merger—New Employment Agreement with Somerset Savings Bank.”

Bonus Policy. The independent members of the Board of Directors of Somerset Savings Bank annually approves discretionary employee bonuses pursuant to a written bonus policy. The Board of Directors recognizes that the net income of Somerset Savings Bank is tied to employee contributions and has developed the policy to reflect the contributions of employees. The guidelines are based on the return on assets of Somerset Savings Bank, which are verified by an independent accounting firm, and, for senior executive officers, the bonus amounts may range from 4% to 14% of the executive’s base salary. The Board of Directors may also take into consideration other factors, such as asset quality, liquidity, expense controls and personnel issues in determining the amount of a bonus award. It is anticipated that the bonus policy will be re-evaluated by the Board of Directors of SR Bancorp and Somerset Regal Bank upon completion of the Merger.

Deferred Compensation Plan. Somerset Savings Bank sponsors the Somerset Savings Bank, SLA Deferred Compensation Plan (the “Deferred Compensation Plan”) for the benefit of certain employees (including the Named Executive Officers) and directors. Both Messrs. Taylor and Pribula participate in the Deferred Compensation Plan. Participants in the Deferred Compensation Plan are eligible to defer the receipt of a portion of their compensation each year. At least semi-annually, Somerset Savings Bank credits each participant’s account under the Deferred Compensation Plan with earnings equal to the greater of (i) the highest certificate of deposit rate in effect on each June 30 and December 31 or (ii) the weighted average cost of all deposits of the Bank as of June 30 and December 31. Benefits under the Deferred Compensation Plan are paid to participants within 60 days of the earlier of the participants’ separation from service, death or disability or a fixed date elected by the participant. Distributions are normally made in equal quarterly installments over 10 years, unless the participant elects an available alternative method of distribution. Distributions upon a participant’s death are paid in a lump sum, unless the participant has already begun receiving benefits under the plan, in which case the payments will continue to be made to the participant’s beneficiary at the same time they would have been paid to the participant. Upon a participant’s disability, all benefits (or remaining benefits) will be paid to the participant in a lump sum. A participant may also take earlier distributions in the event of certain unforeseeable emergencies. Participants must make any elections regarding the time and form of distributions at the time they elect to defer compensation under the Deferred Compensation Plan and can only modify those elections in accordance with the terms of the plan.

Supplemental Executive Retirement Plan. Somerset Savings Bank sponsors the Somerset Savings Bank Supplemental Executive Retirement Plan (the “Supplemental Plan”) for certain employees, including the Messrs. Taylor and Pribula. Under the Supplemental Plan, on each May 1, Somerset Savings Bank will credit to each participant’s account under the plan an amount equal to a “designated percentage” of the participant’s compensation for the year. Somerset Savings Bank determines the “designated percentage” each year based on calculations provided by their benefits consultant. However, the “designated percentage” is intended to replace the benefits the participant may not receive under the Pension Plan as a result of the limit on compensation that may be considered for purposes of tax-qualified plan, which for 2022 is $305,000. At least semi-annually, Somerset Savings Bank credits each participant’s account under the Supplemental Plan with earnings equal to the greater of (i) the highest certificate of deposit rate in effect on each May 1 and November 1 or (ii) the weighted average cost of all deposits of the Bank as of May 1 and November 1. Benefits are normally distributed under the Supplemental Plan in quarterly installments over five years within 90 days following the participant’s separation from service or disability. Alternatively, participants may elect (at the time of becoming eligible to participate in the plan) that benefits be distributed in either quarterly installments over 10 years or in a lump sum. Upon a participant’s death prior to the participant’s separation from service or disability, benefits will be distributed over five years with 90 days following the participants’ death, unless the participant has elected a lump sum payment. A participant may also take earlier distributions in the event of certain unforeseeable emergencies.

401(k) Plan. Somerset Savings Bank maintains the Somerset Savings Bank, SLA Savings and Investment Plan, a tax-qualified defined contribution plan for eligible employees (the “401(k) Plan”). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of Somerset Savings Bank. Eligible employees who are at least 21 years of age become participants in the 401(k) Plan after they have been employed for six consecutive months.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, between 2% and 100% of their eligible compensation. For 2022, the salary deferral contribution limit is $20,500, provided, however, that a participant over age 50 may contribute an additional $6,500 to the 401(k) Plan for a total of $27,000. In addition to salary deferral contributions, Somerset Savings Bank makes contributions equal to 3% of the participant’s plan compensation. A participant is immediately 100% vested in his or her salary deferral contributions and employer contributions.

Somerset Savings Bank intends to allow participants in the 401(k) plan to use up to 50% of their account balances in the 401(k) Plan to subscribe for stock in the offering. The expense recognized in connection with the 401(k) Plan totaled approximately $116,573 for the fiscal year ended June 30, 2022.

Pension Plan. Somerset Savings Bank sponsors the Somerset Savings Bank, SLA Pension Plan (the “Pension Plan”). The named executive officers are eligible to participant in the Pension Plan on the same basis as other eligible employees of Somerset Savings Bank. Employees become participants in the plan on the May 1 following the attainment of age 20-1/2 and the completion of one year of service. The normal annual retirement benefit (after attaining age 65) under the Pension Plan equals 1.54% of the participant’s average compensation (as defined in the plan) up to the participant’s “covered compensation” (i.e., the amount of compensation that may be taxed each year for purposes of social security) plus 2% of the participant’s compensation in excess of his or her covered compensation, multiplied by the participant’s years of credit service (up to a maximum of 27 years). The early retirement benefit (generally available after a participant has attained age 55 and completed 15 years of service) payable under the Pension Plan upon a participant’s termination of employment prior to his or her normal retirement age equals the normal retirement benefit reduced by 3-1/3% for each year between ages 55 and 57 and 6-2/3% for each year between ages 57 and 62. Participants vest in their retirement benefits under the Pension Plan after earning five years of credited service after age 18. The expense recognized in connection with the Pension Plan totaled approximately $442,482 for the fiscal year ended June 30, 2022.

Employee Stock Ownership Plan. In connection with the conversion, Somerset Savings Bank intends to adopt an employee stock ownership plan (or “ESOP”) for eligible employees. The named executive officers will be eligible to participate in the ESOP on the same terms as other eligible employees. Eligible employees will begin participation in the ESOP on the later of the effective date of the conversion or upon the first entry date commencing on or after the eligible employee’s completion of six months of service and attainment of age 21.

The ESOP trustee is expected to purchase, on behalf of the ESOP, 8.0% of the total number of shares of SR Bancorp, Inc. common stock sold in the conversion and contributed to the charitable foundation. If eligible account holders subscribe for all the SR Bancorp common stock sold in the offering, no shares will be available to be purchased by the ESOP. In that case, or if market conditions otherwise warrant, the ESOP’s subscription order will not be filled (or may not be filled completely) and the ESOP may elect to purchase shares in the open market following the completion of the conversion and stock offering. In either case, we anticipate the ESOP will fund its stock purchase with a loan from SR Bancorp, Inc. equal to the aggregate purchase price of the common stock. The trustee will repay the loan principally through contributions to the ESOP by Somerset Savings Bank and any dividends payable on common stock held by the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to equal the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger.”

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee will allocate the shares released among participants’ accounts based on each participant’s proportional share of compensation relative to all participants. A participant will vest in his or her account balance based on his or her years of service with the bank, at the rate of 25% per year after two years of service, so that the participant will be 100% vested after completing five years of service. Participants who are employed by Somerset Savings Bank immediately prior to the closing of the offering will receive credit for vesting purposes for years of service prior to adoption of the ESOP. Participants also will automatically become fully vested upon attainment of their normal retirement age (age 65), death or disability, a change in control, or termination of the ESOP. Generally, participants will receive distributions from the ESOP upon terminating employment in accordance with the terms of the plan document. The ESOP reallocates any unvested shares forfeited upon a participant’s termination of employment among the remaining participants.

The ESOP will permit participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not timely provide instructions on any matter in the same ratio as those shares for which participants provide timely instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Somerset Savings Bank will record a compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to the accounts of plan participants will result in a corresponding reduction in the earnings of SR Bancorp, Inc.

Directors’ Compensation

The following table sets forth for the year ended June 30, 2022, certain information as to the total remuneration we paid to our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Mary E. Davey	60,600	—	60,600
John W. Mooney	60,600	—	60,600
James R. Silkensen	60,600	—	60,600
Douglas M. Sonier	63,200	—	63,200
Robin Suskind(1)	52,200	—	52,200

(1)	Ms. Suskind resigned from the Board of Directors effective April 20, 2022.

Director Fees. Directors of Somerset Savings Bank receive a per meeting fee of $4,200 and a per committee meeting fee of $750. The chairman of the Audit Committee receives an additional $200 per month.

Each individual who serves as a director of Somerset Savings Bank also serves as a director of SR Bancorp, Inc. Initially, each director will receive director fees only in his or her capacity as a director of Somerset Savings Bank. Following the completion of the conversion and stock offering, SR Bancorp, Inc. may also determine to pay director fees but has not determined to do so at this time.

Deferred Compensation Plan. Directors are eligible to defer a portion of their board compensation under the Deferred Compensation Plan, as described above. For the year ended June 30, 2022, Ms. Davey elected to defer a portion of her board compensation.

Benefits to be Considered Following Completion of the Stock Offering

Following the stock offering, we intend to implement one or more stock-based benefit plans that will provide for grants of stock options and restricted common stock awards. According to applicable regulations, if implemented within the first year after the offering, we anticipate that the plans will authorize a number of stock options and a number of shares of restricted stock, not to exceed 10% and 4%, respectively, of the outstanding shares of common stock of SR Bancorp at the completion of the offering, including shares contributed to the charitable foundation. These limitations will not apply if the plans are implemented more than one year after the consummation date of the conversion.

The stock-based benefit plans will not be implemented sooner than six months after the offering and, if implemented within one year after the stock offering, must be approved by a majority of the votes eligible to be cast by our shareholders. If the stock-based benefit plans are established more than one year after the offering is completed, they must be approved by a majority of votes cast by shareholders.

Certain additional restrictions would apply to the stock-based benefit plans if implemented within one year after completion of the offering, including:

•	non-employee directors in the aggregate may not receive more than 30% of the options and shares of restricted common stock authorized under the plans;

•	no non-employee director may receive more than 5% of the options and restricted stock awards authorized under the plans;

•	no individual employee may receive more than 25% of the options and restricted stock awards authorized under the plans;

•	the options and shares of restricted common stock may not vest more rapidly than 20% per year, beginning on the first anniversary of the date of grant; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of SR Bancorp or Somerset Regal Bank.

These restrictions do not apply to plans adopted after one year following the completion of the stock offering.

We have not yet determined whether we will present the stock-based benefit plans for shareholder approval within one year or more than one year following the completion of the offering. If applicable regulations or policies regarding stock-based benefit plans change, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or by repurchasing shares of our common stock.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of SR Bancorp’s common stock at the time the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the stock-based benefit plans, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	294,525 Shares Awarded at Minimum of Offering Range	346,500 Shares Awarded at Midpoint of Offering Range	398,475 Shares Awarded at Maximum of Offering Range	458,246 Shares Awarded at Maximum of Offering Range, As Adjusted

	(In thousands, except share price information)
$ 8.00	2,356	2,772	3,188	3,666
10.00	2,945	3,465	3,985	4,582
12.00	3,534	4,158	4,782	5,499
14.00	4,123	4,851	5,579	6,415

The grant-date fair value of the options granted under the stock-based benefit plans will be based in part on the price of shares of common stock of SR Bancorp at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal to the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	736,313 Options at Minimum of Offering Range	866,250 Options at Midpoint of Offering Range	996,188 Options at Maximum of Offering Range	1,145,616 Options at Maximum of Offering Range, As Adjusted

	(In thousands, except share price information)
$ 8.00	$3.77	$2,774	$3,264	$3,754	$4,317
10.00	4.71	3,468	4,080	4,692	5,396
12.00	5.65	4,162	4,896	5,630	6,475
14.00	6.59	4,855	5,712	6,569	7,554

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors.”

Transactions with Certain Persons

Federal law generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as Somerset Savings Bank, to their executive officers and directors in compliance with federal banking regulations. Somerset Savings Bank had no outstanding loans or extensions of credit to its executive officers and directors, and members of their immediate families, at June 30, 2022. Somerset Savings Bank has a policy that no extension of credit will be granted to its directors, officers or employees on terms more favorable than to those available to the general public. For information about restrictions on our ability to make loans to insiders, see “Regulation and Supervision—Federal Bank Regulation—Transactions with Affiliates and Loans to Insiders.”

In accordance with the listing standards of the Nasdaq Stock Market, any transactions that would be required to be reported under this section of this Prospectus must be reviewed by our audit committee or another independent body of the Board of Directors. In addition, any transaction with a director is reviewed by and subject to approval of the members of the Board of Directors who are not directly involved in the proposed transaction to confirm that the transaction is on terms that are no less favorable as those that would be available to us from an unrelated party through an arms’ length transaction.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

The table below sets forth the proposed purchases of subscription shares for each of Somerset Savings Bank’s directors and executive officers, including their associates, and for all of these individuals as a group. In the event of an oversubscription by eligible account holders, directors and executive officers may not be able to purchase the amount of shares listed below. If the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. See “The Conversion and Stock Offering—Limitations on Purchases of Shares.” Directors and officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the offering. Federal and state regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the closing of the offering. Subscriptions by management through our 401(k) plan are included in the proposed purchases set forth below and will be counted as part of the maximum number of shares such individuals may subscribe for in the offering and as part of the maximum number of shares directors and officers may purchase in the offering.

Name	Number of Shares	Dollar Amount	Percentage of Total Outstanding Shares at the Minimum of the Offering Range following the Merger (3)
Board of Directors
William P. Taylor	25,000	250,000	*
Mary E. Davey	8,500	85,000	*
John W. Mooney	10,000	100,000	*
Christopher J. Pribula	25,000	250,000	*
James R. Silkensen	10,000	100,000	*
Douglas M. Sonier	25,000	250,000	*
Executive Officers Who Are Not Directors:
David W. Wigg	500	5,000	*
Harris Faqueri	10,000	100,000	*
All directors and executive officers as a group (8 persons)	114,000	1,140,000	*	%

Directors of Regal Bancorp Who Will Become Directors of SR Bancorp (1)(2) :	Number of Shares That Could Be Received In Exchange for Regal Bancorp Financial Shares	Percentage of Total Outstanding Shares at the Minimum of the Offering Range Following the Merger (3)
David M. Orbach	583,508	4.8%

(1)

It is expected that David M. Orbach, who will be one of three directors of Regal Bancorp who will become directors of SR Bancorp following the consummation of the Merger, will elect to receive shares of SR Bancorp in exchange for his Regal Bancorp common stock in the Merger, however, there can be no guarantee that his merger consideration elections will be fully satisfied.

(2)	Includes 228,901 shares owned individually by Mr. Orbach’s spouse.
(3)

Assumes 12,031,207 outstanding shares of SR Bancorp following the stock offering and the Merger, comprised of 7,012,500 shares sold at the minimum of the offering range, 350,625 shares contributed to the charitable foundation and 4,668,082 issued to Regal Bancorp shareholders.

*	Less than 1%.

REGULATION AND SUPERVISION

Set forth below is a brief description of certain material regulatory requirements that will be applicable to Somerset Savings Bank and SR Bancorp assuming all the transactions contemplated by the Merger Agreement, which are subject to receipt of regulatory, shareholder and voting member approvals, are consummated. Namely, the description assumes that Somerset Savings Bank, a New Jersey chartered mutual savings association, will convert from the mutual to the stock form of organization and become the wholly owned subsidiary of SR Bancorp, and immediately afterward convert its charter to that of a New Jersey chartered commercial bank, to be named, effective upon consummation of the bank merger, Somerset Regal Bank. The description also assumes that the stock offering by SR Bancorp, and the acquisition of Regal Bancorp and of its wholly owned subsidiary, Regal Bank, are consummated.

As a result, upon consummation of the mutual-to-stock conversion, stock offering, charter conversion, Merger and bank merger (collectively, the “proposed transactions”), Somerset Regal Bank will be a New Jersey chartered commercial bank, in stock form, that is not a member of the Federal Reserve System (referred to as a “state nonmember bank”) subject to regulation, supervision and examination by the NJDBI and the FDIC. In turn, SR Bancorp will be a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and subject to regulation, supervision and examination by the Federal Reserve. As a public holding company, SR Bancorp will also be subject to the rules and regulations of the SEC under the federal securities laws. The description is not intended to be a complete list or description of such statutes and regulations and their effects on Somerset Regal Bank and SR Bancorp upon, and assuming, consummation of the proposed transactions.

Bank Regulation

As a New Jersey chartered commercial bank with federally insured deposits, Somerset Regal Bank will be subject to comprehensive regulation by the NJDBI, as its chartering authority, and by the FDIC, as its primary federal regulator and deposit insurer. New Jersey chartered commercial banks are required to file reports with, and are periodically examined by, the FDIC and the NJDBI concerning their activities and financial condition and must obtain regulatory approvals before entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions.

This regulatory and supervisory structure is intended primarily for the protection of depositors and the Deposit Insurance Fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding classifying assets and establishing an adequate allowance for loan losses for regulatory purposes. The regulatory authorities have substantial discretion to take enforcement action with respect to an institution that fails to comply with applicable regulatory requirements or engages in violations of law or unsafe and unsound practices.

New Jersey Banking Laws and Supervision

As a New Jersey chartered commercial bank, Somerset Regal Bank will be subject to extensive regulation, examination and supervision by the NJDBI, as its chartering authority.

Activity Powers. New Jersey chartered banks derive their lending, investment and other activity powers primarily from the New Jersey Banking Act of 1948, as amended, and the regulations of the NJDBI. Under these laws and regulations, New Jersey chartered banks generally may invest in:

•	real estate mortgages;

•	consumer and commercial loans;

•	specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

•	certain types of corporate equity securities; and

•	certain other assets.

New Jersey chartered banks may also make other investments pursuant to “leeway” authority that permits investments not otherwise permitted by the New Jersey Banking Act. Leeway investments must comply with a number of limitations on the individual and aggregate amounts of leeway investments. A bank may also exercise trust powers upon approval of the NJDBI. New Jersey banks also may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the NJDBI by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers is limited by federal law and regulations. See “—Federal Bank Regulation—Activities and Investments” below. Certain corporate transactions by a New Jersey bank, such as establishing branches and acquiring other banks, require the prior approval of the NJDBI.

Loan-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey chartered bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank’s capital funds. A bank may lend an additional 10% of the bank’s capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act.

The New Jersey Banking Act imposes conditions and limitations on the liabilities to a bank of its directors and executive officers and of corporations and partnerships controlled by such persons, that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed below. The New Jersey Banking Act also provides that a bank that is in compliance with the Federal Reserve’s Regulation O, as discussed below, is deemed to be in compliance with such provisions of the New Jersey Banking Act.

Dividends. Under the New Jersey Banking Act, a stock bank may not pay a cash dividend unless, following the payment, the bank’s capital stock will be unimpaired, and the bank will have a surplus of no less than 50% of its capital stock or, if not, the payment of the dividend will not reduce the surplus of the bank. Federal law may also limit the amount of dividends that may be paid by a New Jersey chartered nonmember bank. See “—Federal Bank Regulation—Prompt Corrective Regulatory Action” below.

Minimum Capital Requirements. Regulations of the NJDBI impose on New Jersey chartered depository institutions minimum capital requirements generally similar to those imposed by the FDIC on insured state banks. See “—Federal Bank Regulation—Capital Requirements.”

Examination and Enforcement. The NJDBI examines all state chartered commercial banks. The NJDBI has authority to enforce applicable law and prevent practices that may cause harm to an institution, including the issuance of cease and desist orders and civil money penalties and removal of directors, officers and employees. The NJDBI also has authority to appoint a conservator or receiver for a bank under certain circumstances such as insolvency or unsafe or unsound condition to transact business.

Federal Bank Regulation

Supervision and Enforcement Authority. Somerset Regal Bank will be subject to extensive regulation, examination and supervision by the FDIC as its primary federal prudential regulator and the insurer of its deposits. State nonmember banks must file reports with the FDIC concerning their activities and financial condition. State nonmember banks must also obtain prior FDIC approval before entering into certain corporate transactions such as establishing new branches and mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the FDIC to evaluate state nonmember bank’s safety and soundness and compliance with various regulatory requirements.

The FDIC maintains substantial enforcement authority over regulated institutions. That includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC may also appoint itself as conservator or receiver for an insured bank under certain circumstances.

Capital Requirements. FDIC regulations require FDIC-supervised institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8%, and a Tier 1 capital to average total assets leverage ratio of 4%.

Common equity Tier 1 capital is generally defined as common shareholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. Somerset Savings Bank exercised the AOCI opt-out election, which is reflected in historical and pro forma regulatory capital at June 30, 2022. See “Historical and Pro Forma Regulatory Capital Compliance.”

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if an institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements, effectively resulting in the following minimum ratios: a common equity Tier 1 capital ratio of 7.0%, a Tier 1 capital ratio of 8.5%, and a total capital ratio of 10.5%.

Institutions that have less than $10 billion in total consolidated assets and meet other qualifying criteria may elect to use the optional community bank leverage ratio framework, which requires maintaining a leverage ratio of greater than 9%, to satisfy the regulatory capital requirements, including the risk-based requirements. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. Somerset Savings Bank has opted into the community bank leverage ratio framework as of June 30, 2022.

In assessing an institution’s capital adequacy, the FDIC takes into consideration, not only these numeric factors, but also qualitative factors. The FDIC has the authority to establish higher capital requirements for individual institutions where deemed necessary.

At June 30, 2022, Somerset Savings Bank exceeded each of its capital requirements, on a historical and a pro forma basis.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Activities and Investments. Federal law provides that a state-chartered bank insured by the FDIC generally may not engage as a principal in any activity not permissible for a national bank to conduct or make any equity investment of a type or in an amount not authorized for a national bank, notwithstanding state law, subject to certain exceptions.

In addition, the FDIC is authorized to permit a state-chartered bank to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined that the activities or investments involved do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted procedures for institutions seeking approval to engage in such activities or investments. In addition, a state nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An institution is considered “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets equal to or less than 2.0%. At June 30, 2022, Somerset Savings Bank was classified as a “well capitalized” institution, on a historical and a pro forma basis.

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations, and are required to submit a capital restoration plan to the appropriate federal banking agency. An undercapitalized bank’s compliance with a capital restoration plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of possible additional measures, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, reduce total assets, cease receipt of deposits from correspondent banks, dismiss directors or officers, or limit interest rates paid on deposits, compensation of executive officers or capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it is determined to be critically undercapitalized.

A bank that is classified as well-capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the FDIC, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

Qualifying institutions that elect and comply with the community bank leverage ratio framework are considered well-capitalized under the prompt corrective action regulations with a community bank leverage ratio of 9% or greater. See “—Capital Requirements” above.

Transaction with Affiliates and Loans to Insiders. Transactions between banks and their affiliates are governed by federal law. Generally, Section 23A of the Federal Reserve Act and the Federal Reserve’s Regulation W prohibit a bank and its subsidiaries from engaging in a “covered transaction” with an affiliate if the aggregate amount of covered transactions outstanding with that affiliate, including the proposed transaction, would exceed an amount equal to 10% of the bank’s capital stock and surplus. The aggregate amount of covered transactions outstanding with all affiliates is limited to 20% of the bank’s capital stock and surplus. Section 23B applies to “covered transactions,” as well as to certain other transactions, and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as prevailing market terms for transactions with or involving a non-affiliate. The term “covered transaction” includes making loans to, purchasing assets from, and issuing guarantees to an affiliate, and other similar transactions. Section 23B transactions also include the bank’s providing services and selling assets to an affiliate. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act.

A bank’s loans to its directors, executive officers and owners of 10% or more of its stock (each, an insider) and any entities controlled by such persons are subject to the conditions and limitations imposed by Sections 22(g) and 22(h) of the Federal Reserve Act and the Federal Reserve’s Regulation O. Among other things, these provisions generally require that extension of credit to insiders be made on terms that are substantially the same as and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to insiders may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based on a bank’s unimpaired capital and surplus. Extensions of credit in excess of certain limits must be approved by the bank’s Board of Directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Federal Insurance of Deposit Accounts. Deposit accounts in Somerset Savings Bank are insured up to a maximum of $250,000 per depositor.

The FDIC assesses all insured depository institutions. An institution’s assessment rate depends upon the perceived risk to the Deposit Insurance Fund of that institution, with less risky institutions paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) for insured depository institutions with assets of less than $10 billion currently range from 1.5 to 30 basis points of each institution’s total assets less tangible capital.

The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment in the risk-based assessment system may be made without notice and comment rulemaking.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of our deposit insurance.

Community Reinvestment Act. Under the Community Reinvestment Act, or “CRA,” every insured depository institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of each state non-member bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish branches and acquire other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Somerset Savings Bank’s most recent FDIC CRA rating, dated May 31, 2022, was “Satisfactory.”

Federal Home Loan Bank System. Somerset Savings Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. Somerset Savings Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of New York. Somerset Savings Bank was in compliance with this requirement at June 30, 2022.

Holding Company Regulation

Federal Holding Company Regulation. Upon completion of the proposed transactions, SR Bancorp will be a bank holding company registered with the Federal Reserve and will be subject to regulation, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve will have enforcement authority over SR Bancorp and its non-savings bank subsidiaries. Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the subsidiary bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities the Federal Reserve had determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are “well capitalized” and “well managed,” to opt to become a “financial holding company.” A “financial holding company” may engage in a broader range of financial activities than a bank holding company. Such activities may include insurance underwriting and investment banking. SR Bancorp has no plans to elect “financial holding company” status at this time.

Capital. Bank holding companies with $3 billion or more in total consolidated assets are subject to consolidated regulatory capital requirements that are as stringent as those applicable to their insured depository subsidiaries. Upon consummation of the proposed transactions, SR Bancorp will have pro forma consolidated assets of less than $3 billion and, therefore, will not be subject to the consolidated capital requirements, unless otherwise advised by the Federal Reserve.

Source of Strength. Federal law provides that bank and savings and loan holding companies must act as a source of strength to their subsidiary depository institution. The expectation is that the holding company will provide capital, liquidity and other support for the institution in times of financial stress.

Stock Repurchases and Dividends. A bank holding company is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions. Federal Reserve guidance provides for regulatory consultation and nonobjection under specified circumstances prior to a holding company redeeming or repurchasing regulatory capital instruments, including common stock, regardless of the previously referenced notification requirement.

The Federal Reserve has issued a policy statement regarding capital distributions, including dividends, by bank holding companies. In general, the Federal Reserve’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior consultation with and nonobjection of the Federal Reserve in certain cases, such as where a proposed dividend exceeds earnings for the period for which the dividend would be paid (e.g., calendar quarter) or where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund a proposed dividend. The Federal Reserve guidance also provides for consultation and nonobjection for material increases in the amount of a bank holding company’s common stock dividend. Additionally, under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

These regulatory policies could affect the ability of SR Bancorp to pay dividends, engage in stock repurchases or otherwise engage in capital distributions.

Acquisition of Holding Company. Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company, such as SR Bancorp, unless the Federal Reserve has been given 60 days’ prior written notice and not disapproved the proposed acquisition. Control, as defined under the Change in Bank Control Act and applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with SR Bancorp, the issuer has registered securities under Section 12 of the Exchange Act.

In addition, federal regulations provide that no company may acquire control of a bank holding company without the prior approval of the Federal Reserve. Control, as defined under the Bank Holding Company Act and Federal Reserve regulations, means ownership, control or power to vote 25% or more of any class of voting stock, control in any manner over the election of a majority of the company’s directors, or a determination by the regulator that the acquiror has the power to exercise, directly or indirectly, a controlling influence over the management or policies of the company. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve. Effective September 30, 2020, the Federal Reserve amended its regulations concerning when a company exercises a controlling influence over a bank or bank holding company for purposes of the Bank Holding Company Act. Relevant factors include the company’s voting and nonvoting equity investment in the bank or bank holding company, director, officer and employee overlap and the scope of business relationships between the company and bank or bank holding company.

New Jersey Holding Company Regulation. As a bank holding company, SR Bancorp will also be subject to the provisions of the New Jersey Banking Act of 1948, as amended, and the regulations of the NJDBI. New Jersey law establishes similar filing and prior approval requirements by the NJDBI for acquisitions of New Jersey chartered institutions.

Federal Securities Laws

SR Bancorp’s common stock will be registered with the SEC after the stock offering. SR Bancorp, therefore, will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of shares of common stock issued in the stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of SR Bancorp may be resold without registration. Shares purchased by an affiliate of SR Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act. If SR Bancorp meets the current public information requirements of Rule 144, each affiliate that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of SR Bancorp, or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Emerging Growth Company Status. SR Bancorp qualifies as an “emerging growth company” under the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. An emerging growth company may also elect to use an extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. Upon completion of the proposed transactions, SR Bancorp will have in place policies, procedures and systems designed to comply with these regulations.

TAXATION

Federal Taxation

General. SR Bancorp and Somerset Savings Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to SR Bancorp and Somerset Savings Bank.

Method of Accounting. For federal income tax purposes, Somerset Savings Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending June 30 for filing its federal income tax returns.

Net Operating Loss Carryovers. Effective with the passage of the Tax Cuts and Jobs Act, net operating loss carrybacks are no longer permitted, and net operating losses are allowed to be carried forward indefinitely. Net operating loss carryforwards arising from tax years beginning after January 1, 2018 are limited to offset a maximum of 80% of a future year’s taxable income. At June 30, 2022, Somerset Savings Bank had no net operating loss carryovers at the federal level and $2.9 million in net operating loss carryovers at the state level.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At June 30, 2022, Somerset Savings Bank had no capital loss carryovers.

Corporate Dividends. We may generally exclude from our income 100% of dividends received from Somerset Savings Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Somerset Savings Bank’s federal income tax returns and New Jersey State income tax returns have not been audited in the last three years.

State Taxation

New Jersey State Taxation. In 2014, tax legislation was enacted that changed the manner in which financial institutions and their affiliates are taxed in New Jersey. Taxable income is apportioned to New Jersey based on the location of the taxpayer’s customers, with special rules for income from certain financial transactions. The location of the taxpayer’s offices and branches are not relevant to the determination of income apportioned to New Jersey. The Corporation Business Tax rate is 9% on adjusted entire net income or on the portion allocable to New Jersey; the rate is 7.5% for all corporations with entire net income of $100,000 or less; and the rate is 6.5% for all corporations with entire net income of $50,000 or less. An alternative tax on apportioned capital, capped at $5.0 million for a tax year, is imposed to the extent that it exceeds the tax on apportioned income. The New Jersey alternative tax rate is 0.05% for 2019, 0.025% for 2020 and was completely phased out as of January 1, 2021. Qualified community banks and thrift institutions that maintain a qualified loan portfolio are entitled to a specially computed modification that reduces the income taxable to New Jersey.

Maryland State Taxation. As a Maryland business corporation, SR Bancorp is required to file an annual report with and pay personal property taxes to the State of Maryland.

THE MERGER WITH REGAL BANCORP

General

On July 25, 2022, SR Bancorp and Somerset Savings Bank entered into an Agreement and Plan of Reorganization with Regal Bancorp and Regal Bank pursuant to which Regal Bancorp will merge with and into SR Bancorp, with SR Bancorp as the surviving entity. Immediately following the Merger, it is expected that Regal Bank will merge with and into Somerset Savings Bank, with Somerset Savings Bank as the surviving entity to be re-named “Somerset Regal Bank.”

Legal Steps of the Proposed Transaction

In connection with the Merger, Regal Bancorp’s shareholders will be given the opportunity to exchange each share of their Regal Bancorp common stock for $19.30 in cash or 1.93 shares of SR Bancorp common stock, subject to the election and proration procedures set forth in the Merger Agreement. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, Regal Bancorp will merge with and into SR Bancorp with SR Bancorp as the surviving entity. The articles of incorporation and bylaws of SR Bancorp will continue to be the articles of incorporation and bylaws of the surviving corporation.

In order to effectuate the Merger with Regal Bancorp, Somerset Savings Bank is converting from the mutual to stock form of organization, and SR Bancorp is offering shares of its common stock for sale in the offering. The Merger will occur immediately after consummation of the offering. Failure to complete the offering will result in the termination of the Merger, but failure to complete the Merger will not necessarily terminate the offering. Among the conditions that must be satisfied before the Merger can be consummated is the receipt of all required regulatory approvals and non-objections and the approval of Regal Bancorp shareholders. SR Bancorp has filed applications with the FDIC and NJDBI in connection with the Merger. Somerset Savings Bank needs the approval of its voting members in order to consummate the conversion, including the stock offering. The purchase of shares of stock in the initial public offering will constitute approval as a shareholder of the Merger and Merger Agreement.

SR Bancorp intends to conduct its offering at the same time Regal Bancorp is soliciting the approval of the Merger from its shareholders and Somerset Savings Bank is soliciting the approval of the offering from its voting members. SR Bancorp is mailing this prospectus to potential investors on or about ________________, 2023. Regal Bancorp mailed its proxy statement to its shareholders soliciting their votes in favor of the Merger on or about ________________, 2023, and Somerset Savings Bank mailed its proxy statement to its Voting Members soliciting their votes in favor of the conversion on or around ________________, 2023. The offering will terminate on [offering deadline] unless extended to a later date. Regal Bancorp’s shareholders’ meeting is scheduled for ________________, 2023, and Somerset Savings Bank’s Voting Members’ meeting is scheduled for ________________, 2023. Assuming Regal Bancorp shareholders approve the Merger, SR Bancorp receives sufficient subscriptions to complete the offering and receives the approval of its Voting Members and all required regulatory approvals, it is expected the offering and Merger will be consummated in the third quarter of 2023.

Reasons for the Merger

Our Board of Directors believes that the Merger will enhance the competitive position of SR Bancorp by enabling us to expand our market presence in Essex, Hudson, Morris and Union Counties, New Jersey and enhance our market presence in Somerset County, New Jersey. The Merger will increase the combined bank’s deposit base and its loan portfolio, provide Somerset Savings Bank with greater access to commercial loan customers and provide Regal Bank with greater access to residential loan customers. In addition, the consideration to be paid to Regal Bancorp, Inc. shareholders in the Merger will permit Somerset Savings Bank to use a significant portion of the capital raised in the offering, while continuing to be a well-capitalized commercial bank for regulatory purposes.

The Merger will facilitate a key step in the execution of Somerset Savings Bank’s business strategy–to increase market share in Somerset Savings Bank’s primary market area through the acquisition or purchase of deposits as well as increasing Somerset Savings Bank’s commercial loan portfolio. The combination of Somerset Savings Bank and Regal Bank will provide customers of both institutions with convenient access to their accounts by increasing the number of branches available in Somerset Savings Bank’s primary market area.

The Merger, combined with the stock offering, will permit Somerset Savings Bank to use a significant portion of its capital, while continuing to well exceed each of its regulatory capital requirements. In addition to enabling Somerset Savings Bank to expand its franchise, which will enhance its ability to compete in its market area, the Merger is also expected to reduce the pressure to leverage its balance sheet that typically exists when institutions with high capital levels engage in stock offerings.

The terms of the Merger Agreement were the result of arm’s length negotiations between the representatives of Somerset Savings Bank and Regal Bancorp. In its deliberations and in making its determination, Somerset Savings Bank’s Board of Directors considered many factors including, without limitation, the factors described above, as well as the following:

•

information concerning the financial condition, results of operations, capital levels, asset quality and prospects of Somerset Savings Bank and Regal Bancorp, including consideration of both companies’ historical and projected results of operation and financial condition and a review of Regal Bancorp’s financial performance by comparison to peer group;

•	SR Bancorp’s access to capital and managerial resources relative to that of Regal Bancorp;

•	the anticipated short-term and long-term impact the offering and Merger will have on SR Bancorp’s consolidated results of operations;

•

the general structure of the transaction and the perceived compatibility of the respective management teams and business philosophies of Somerset Savings Bank and Regal Bank, which Somerset Savings Bank’s board believed would make it easier to integrate the operations of the two companies;

•

the belief that the Merger will enhance Somerset Savings Bank’s franchise value by the expansion of its branch network in Essex, Morris and Union Counties, New Jersey and by enhancing its ability to compete in its primary market area of Somerset County, New Jersey; and

•	Somerset Savings Bank’s long-term growth strategy.

The discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive, but includes all material factors considered by our Board of Directors. In reaching its determination to approve the Merger, our Board of Directors did not assign any specific or relative weights to any of the foregoing factors, and individual directors may have weighed factors differently.

Consideration to be Received in the Merger

When the Merger becomes effective, shares of Regal Bancorp common stock issued and outstanding immediately prior to the completion of the Merger will automatically be converted into the right to receive, subject to the election and proration procedures outlined in the Merger Agreement, (a) $19.30 in cash without interest, (b) 1.93 shares of SR Bancorp common stock, or (c) a mix of both.

Although shareholders of Regal Bancorp are being given the option to elect whether to receive cash, SR Bancorp common stock, or a combination of the two, in exchange for their shares of Regal Bancorp common stock, all cash and stock elections will be subject to the allocation and proration procedures, as well as other provisions in the Merger Agreement designed to ensure that 80% of the outstanding Regal Bancorp shares will be converted into the right to receive shares of SR Bancorp common stock; provided; however, that if SR Bancorp sells more than 8,250,000 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock. Based on 3,023,369 outstanding shares of Regal Bancorp common stock, SR Bancorp expects to issue approximately 4,668,081 shares of its common stock to Regal Bancorp shareholders in the Merger.

It is unlikely that elections will be made in the exact proportion provided for in the Merger Agreement. As a result, the Merger Agreement describes procedures to be followed if Regal Bancorp shareholders, in the aggregate, elect to receive more shares of SR Bancorp common stock than SR Bancorp has agreed to issue in the Merger or fewer shares of SR Bancorp common stock than must be issued in the Merger. These procedures are summarized below.

If Regal Bancorp Shareholders Elect to Receive More Stock: If Regal Bancorp shareholders elect to receive more SR Bancorp common stock than the parties have agreed SR Bancorp will issue in the Merger, then all of the Regal Bancorp shareholders who have elected to receive cash or who have made no election will receive cash for their Regal Bancorp shares and all shareholders who elected to receive SR Bancorp common stock will receive a pro rata portion of the available SR Bancorp shares, plus cash for those shares not converted into SR Bancorp common stock

If Regal Bancorp Shareholders Elect to Receive Less Stock: If Regal Bancorp shareholders elect to receive fewer shares of SR Bancorp common stock than the parties have agreed SR Bancorp will issue in the Merger, then all Regal Bancorp shareholders who have elected to receive SR Bancorp common stock will receive SR Bancorp common stock, and Regal Bancorp shareholders who elected to receive cash or have made no election will be treated in the following manner:

(1)

If the number of shares held by Regal Bancorp shareholders who have made no election is sufficient to make up the shortfall in the number of SR Bancorp shares that SR Bancorp is required to issue in the Merger, then all Regal Bancorp shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and SR Bancorp common stock in whatever proportion is necessary to make up the shortfall.

(2)

If the number of shares held by Regal Bancorp shareholders who have made no election is insufficient to make up the shortfall, then all Regal Bancorp shareholders who made no election will receive SR Bancorp common stock and those Regal Bancorp shareholders who elected to receive cash will receive cash and shares of SR Bancorp common stock in whatever proportion is necessary to make up the shortfall.

No guarantee can be made that Regal Bancorp shareholders will receive the amount of SR Bancorp stock or cash Regal Bancorp shareholders elect. As a result of the allocation and proration procedures outlined in this document and in the Merger agreement, Regal Bancorp shareholders may receive SR Bancorp common stock and/or cash in an amount that varies from the amount they elect to receive.

Neither SR Bancorp nor Regal Bancorp is making any recommendation as to whether Regal Bancorp shareholders should elect to receive cash or SR Bancorp common stock in the Merger. Each holder of Regal Bancorp common stock must make his or her own decision with respect to such election.

Regal Bancorp’s shareholders will not receive fractional shares of SR Bancorp common stock. Instead, they will receive a cash payment for any fractional shares in an amount equal to the product of such fractional amount multiplied by $19.30.

Accounting Treatment

SR Bancorp will account for the Merger under the “purchase” method of accounting in accordance with United States generally accepted accounting principles. Using the purchase method of accounting, the assets and liabilities of Regal Bancorp will be recorded by SR Bancorp at their respective fair values at the time of the completion of the Merger. The excess of Regal Bancorp’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Tax Aspects

Luse Gorman, PC, counsel to SR Bancorp, will deliver to us and to Regal Bancorp its opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that, consequently, the Merger will be tax-free for federal income tax purposes to SR Bancorp, Somerset Savings Bank, Regal Bancorp, Regal Bank, and Regal Bank’s shareholders to the extent that they receive only SR Bancorp common stock for their Regal Bancorp common stock.

Regulatory Approvals Needed to Complete the Merger and Offering

General. The Merger cannot proceed in the absence of the requisite regulatory approvals. See “The Merger with Regal Bancorp—Conditions to Completing the Merger” and “—Termination, Amendment and Waiver.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the Merger Agreement and described under “The Merger with Regal Bancorp—Conditions to Completing the Merger.”

The approval of an application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the Merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Regal Bancorp common stock to SR Bancorp common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the Merger.

Merger Approvals. Completion of the Merger is subject to prior approval of the FDIC and the NJDBI. In reviewing applications for transactions of this type, the regulators consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, and competitive factors.

In addition, the FDIC may not approve a transaction if it will result in a monopoly or otherwise be anti-competitive. Somerset Savings Bank filed applications with the FDIC and the NJDBI. The regulatory applications remain under review.

Under the Community Reinvestment Act of 1977, the FDIC must consider the record of performance of Regal Bank and Somerset Savings Bank in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. As part of the review process, bank regulatory agencies periodically receive comments and protests from community groups and others. Regal Bank received a “Satisfactory” rating during its last Community Reinvestment Act examination by the FDIC and Somerset Savings Bank received a “Satisfactory” rating during its last Community Reinvestment Act examination conducted by the FDIC.

In addition, a period of 15 to 30 days must expire following approval by the FDIC before completion of the Merger of Somerset Savings Bank and Regal Bank is allowed, within which period the United States Department of Justice may file objections to the Merger under the federal anti-trust laws. While Regal Bancorp and SR Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the Merger of the two banks, or that the Attorney General of the State of New Jersey will not challenge the Merger of the two banks, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

Offering Approvals. Somerset Savings Bank has adopted a plan of conversion pursuant to which it is converting from the mutual-to-stock form of organization and SR Bancorp is offering shares of its common stock to Somerset Savings Bank’s eligible depositors, the public and shareholders of Regal Bancorp. Consummation of the Merger is subject to certain conditions, including the receipt by SR Bancorp of all approvals necessary to complete its conversion and stock offering. Each of the FDIC and the NJDBI must approve the conversion and applications have been filed with them, which are currently under review. The Federal Reserve must approve SR Bancorp becoming the bank holding company of Somerset Savings Bank. SR Bancorp’s has filed a holding company application with the Federal Reserve, which remains under review. SR Bancorp also filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register the shares of SR Bancorp common stock that it will issue (1) in the offering and (2) in the Merger.

Interests of Certain Persons in the Merger

As described below, certain of Regal Bancorp’s officers and directors have interests in the Merger that are in addition to, or different from, the interests of Regal Bancorp’s shareholders generally. Regal Bancorp’s Board of Directors was aware of these interests and took them into account in approving the Merger.

Existing Regal Bank Change in Control Agreements. Thomas Lupo, President and Chief Executive Officer, Daniel Tower, Executive Vice President and Chief Operating Officer and David Orbach, Chairman of the Board of Regal Bancorp and Regal Bank each is a party to a change in control agreement with Regal Bank.

Under the change in control agreements, each of the executives becomes entitled to a lump sum cash payment upon a qualifying termination of employment following the occurrence of a “change in control,” which is defined to mean (1) a reorganization, merger, consolidation or sale of all or substantially of the assets of Regal Bank, or any similar transaction, in any case in which Regal Bank’s shareholders before such transaction hold less than a majority of the voting stock of the resulting entity; or (2) individuals who constitute Regal Bank’s incumbent Board cease for any reason to constitute a majority thereof. In such event, the change in control agreements provide that the executive is entitled to receive a lump sum cash payment equal to three times the sum of the executive’s then current base salary and the average of the executive’s last three year’s bonuses. The change in control agreements also provide for one year of continued hospital, health, medical and life insurance from the employer. The Merger with SR Bancorp will constitute a “change in control” within the meaning of the change in control agreements.

The change in control agreements provide that no payments can be made that constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code and to avoid such a result, the benefits will be reduced to the extent necessary, to an amount that, when aggregated with any other payments that are contingent on the occurrence of the merger transaction, will not cause an excess parachute payment under Section 280G of the Internal Revenue Code. Parachute payments generally are payments that, in the aggregate, exceed three times the recipient’s average taxable compensation for the five taxable years ending before the year in which the change in control occurs (the “base amount”). Recipients of parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount (an “excess parachute payment”), in addition to regular income taxes, and excess parachute payments are not deductible by the employer as compensation expense for federal income tax purposes.

The change in control agreements provide that for twelve months following termination of employment, the executive will not, directly or indirectly, solicit, cause any other person to solicit, or assist any other person with soliciting any customer, depositor or borrower of Regal Bank, or any potential customer, depositor or borrower of Regal Bank to become a customer, depositor or borrower of another financial institution. Further, for twelve months after termination of employment, the executive will not, directly or indirectly, participate in the solicitation or hiring of any employee, consultant or agent of Regal Bank or induce such party to cease their employment with Regal Bank or their successors or to accept employment or a consulting or agency position with any other person or entity. For six months following termination of employment, the executive also will not, either directly or indirectly, commence employment with or render services to any other insured depository institution within any county in which Regal Bank has a branch or office.

Concurrent with the signing of the Merger Agreement, Messrs. Lupo, Tower and Orbach each entered into a settlement agreement with SR Bancorp, Somerset Savings Bank, Regal Bancorp and Regal Bank that cancel the executive’s applicable change in control agreement and quantify the estimated cash change in control payment each executive will be entitled to receive at closing at $1.0 million, $859,000 and $487,000, respectively. These amounts will be updated prior to the closing to reflect the then current compensation of Messrs. Lupo, Tower and Orbach. The settlement agreements provide that the non-competition and non-solicitation provisions contained in the change in control agreements and discussed above survive the termination of the change in control agreements.

New Employment Agreement with Somerset Savings Bank. David M. Orbach entered into a new employment agreement with Somerset Savings Bank, effective as of the effective date of the Merger between Regal Bancorp and SR Bancorp. The employment agreement has a three-year term. Commencing on the first anniversary of the agreement and on each anniversary thereafter, the agreement will automatically renew for an additional year, so that the remaining term will again be three years, unless either party gives notice of non-renewal to the other, in which case the agreement will terminate at the end of the then current term.

Notwithstanding the foregoing, if SR Bancorp or Somerset Savings Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement would automatically extend so that it would expire no less than two years following the effective date of the change in control.

During the agreement, Mr. Orbach will serve as Executive Chairman of SR Bancorp and Executive Vice Chairman of Somerset Savings Bank. The initial base salary under the agreement is $375,000. The Board of Directors or the Compensation Committee of the Board of Directors of Somerset Savings Bank may increase, but not decrease, Mr. Orbach’s base salary. In addition to base salary, the agreement provides that Mr. Orbach will participate in any bonus plan or arrangement of Somerset Savings Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Board of Directors or the Compensation Committee of the Board of Directors. Somerset Savings Bank will provide a target cash bonus opportunity for Mr. Orbach of at least 20% of his base salary. Mr. Orbach is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Somerset Savings Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties for Somerset Savings Bank. Somerset Savings Bank will also provide him with the use of an automobile and reimburse him for automobile-related expenses.

Somerset Savings Bank may terminate Mr. Orbach’s employment, or Mr. Orbach may resign from his employment, at any time with or without good reason. Under the employment agreement, if Somerset Savings Bank terminates Mr. Orbach’s employment without cause or Mr. Orbach voluntary resigns for “good reason” (i.e., a “qualifying termination event”), Somerset Savings Bank will pay him a severance payment equal to the greater of (1) the remaining base salary and total annual bonus opportunity (based on the highest annual bonus earned during the three most recent calendar years before his date of termination) he would have received during the remaining term of the employment agreement or (2) two times the sum of his base salary and the average annual incentive bonus paid to him for the three most recently completed calendar years before the date of termination. In addition, he will be reimbursed for his monthly COBRA premium payments for up to 18 months.

If a qualifying termination event occurs at or within two years following a change in control of SR Bancorp or Somerset Savings Bank, Mr. Orbach would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (1) his base salary in effect as of the date of termination (or during the three preceding years, if higher) and (2) and average annual total incentive bonus earned by him for the three most recently completed calendar years before the change in control (or, if greater, the annual total incentive bonus that would have been earned in the year of the change in control at target bonus opportunity). In addition, he will receive a lump sum payment equal to the value of 36 months’ health care cost (based on COBRA premium payments).

For purposes of the employment agreement, the term “good reason” generally includes: (1) a material reduction in Mr. Orbach’s base salary and/or aggregate incentive compensation opportunities under Somerset Savings Bank’s annual and long-term incentive plans or programs, as applicable; (2) a material reduction in Mr. Orbach’s authority, duties or responsibilities; (3) the failure to re-appoint Mr. Orbach to his executive position or to nominate and recommend his election to SR Bancorp’s Board of Directors or to appoint or nominate and elect him to the Somerset Savings Bank’s Board of Directors; (4) a relocation of his principal place of employment by more than 20 miles from his primary place of business; or (5) a material breach of the employment agreement.

The employment agreement terminates upon Mr. Orbach’s death or disability. Upon termination of employment (other than a termination in connection with a change in control), Mr. Orbach will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in the employment agreement.

The non-competition and non-solicitation covenants apply following a change in control for a period mutually to be agreed to by the parties, which will be no less than six months nor exceed two years. If payments and benefits provided to Mr. Orbach becomes subject to Sections 280G and 4999 of the Internal Revenue Code, and after considering the value of the non-competition and non-solicitation covenants, the payments will be reduced if the reduction would leave him financially better off on an after-tax basis than if he received the entire payment and was obligated to pay the excise tax under Section 4999 of the Internal Revenue Code.

Appointment of Directors to the SR Bancorp Board of Directors. SR Bancorp will appoint three members of Regal Bancorp’s Board of Directors to the Boards of directors of SR Bancorp and Somerset Savings Bank. Those individuals will be Mr. Orbach and two other directors of Regal Bancorp, who will be chosen by SR Bancorp following consultation with Regal Bancorp.

Employee Severance. Except in the circumstances described below, an employee of Regal Bancorp or Regal Bank who has one year of service and whose employment is involuntarily terminated, other than for cause, at or within twelve months of the effective time of the Merger, will receive a lump sum payment equal to two weeks base pay for each full year of service at Regal Bancorp or Regal Bank with a minimum payment equal to four weeks of base pay and a maximum payment amount equal to 26 weeks of base pay. Any employee of Regal Bancorp or Regal Bank who has a separate employment agreement, change in control agreement or severance agreement is entitled only to the payments provided by such agreement.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the Merger, SR Bancorp has agreed to indemnify, and advance expenses in matters that may be subject to indemnification to, persons who served as directors, officers or employees of Regal Bancorp, Regal Bank or any of their subsidiaries with respect to liabilities and claims (and related expenses, including fees and disbursements of counsel) made against them resulting from their service as such before the effective time of the Merger to the same extent as Regal Bancorp currently provides for indemnification of its officers and directors. SR Bancorp has also agreed to purchase and keep in force for a period of six years following the effective time of the Merger directors’ and officers’ liability insurance to provide coverage for acts or omissions of the type and in the amount currently covered by Regal Bancorp’s and Regal Bank’s existing directors’ and officers’ liability insurance for acts or omissions occurring on or before the effective time of the Merger. However, SR Bancorp is not required to expend in the aggregate an amount greater than 250% of the annual cost currently expended by Regal Bancorp and Regal Bank with respect to such insurance (the “Insurance Amount”). If the cost of procuring such insurance would exceed the Insurance Amount, SR Bancorp will use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

Employee Matters

Each person who is an employee of Regal Bank as of the closing of the Merger (whose employment is not specifically terminated upon the closing) will become an employee of Somerset Savings Bank. SR Bancorp or its subsidiaries will make available employer-provided health and other employee welfare benefit plans to each continuing employee on the same basis that such employees received coverage from Regal Bank until Somerset Savings Bank alters such benefits to make them consistent with the benefits being offered by Somerset Savings Bank. Former employees of Regal Bank who become employees of Somerset Savings Bank in connection with the Merger will generally be eligible to participate in the Somerset Savings Bank’s 401(k) Plan and the Somerset Savings Bank employee stock ownership plan in accordance with the eligibility provisions of the respective plans. Former employees of Regal Bank will be considered new employees for purposes of eligibility and vesting in Somerset Savings Bank’s defined benefit pension plan and will be considered existing employees for eligibility and vesting purposes for the employee stock ownership plan.

Time of Completion

The closing of the Merger will take place no later than the 5th business day after the last condition precedent pursuant to the Merger Agreement has been fulfilled or waived (including the expiration of any applicable waiting period), or at such other place, date or time upon which SR Bancorp and Regal Bancorp mutually agree. On the closing date, Regal Bancorp will merge with and into SR Bancorp. SR Bancorp will file a certificate of merger with the New Jersey Division of Taxation in accordance with the New Jersey Business Corporation Act, and will file articles of merger with the Maryland Department of Assessments and Taxation merging Regal Bancorp into SR Bancorp. The Merger will become effective at the time stated in such certificate of merger and articles of merger.

It is expected that the Merger will be completed at the beginning of the third quarter of 2023. However, because completion of the Merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing. Furthermore, either company may terminate the Merger Agreement if, among other reasons, the Merger has not been completed on or before August 31, 2023, unless failure to complete the Merger by that time is due to a failure to fulfill any material obligation under the Merger Agreement by the party seeking to terminate the agreement. See “—Termination, Amendment and Waiver.”

Possible Alternative Structures

SR Bancorp is entitled to revise the structure of the Merger, the bank merger or the mutual-to-stock conversion, provided that:

•	there are no adverse Federal or state income tax consequences to Regal Bancorp shareholders as a result of the modification;

•

the consideration to be paid to the holders of Regal Bancorp common stock under the Merger Agreement is not changed in kind or value or reduced in amount and, in the case of revision to the structure of the conversion, the pro forma capitalization of SR Bancorp cannot be materially different than that contemplated by this prospectus; provided however, a change in the appraised or forma market valuation of the SR Bancorp common stock to be issued in the conversion will not be deemed to be a change in the consideration to be paid to the holders of Regal Bancorp common stock; and

•	the modification will not materially delay or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger.

Representations and Warranties

The Merger Agreement contains various representations and warranties by SR Bancorp and Somerset Savings Bank and Regal Bancorp and Regal Bank that are customary for a transaction of this kind. Some of the representations and warranties are qualified by materiality and other exceptions. The representations and warranties include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	ownership of subsidiaries;

•	authority to enter into the Merger Agreement and that the Merger Agreement is binding on the parties;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•

filings required to be made with and approvals required to be obtained from governmental agencies and consents to be obtained from third parties in connection with the Merger Agreement, and a statement that the parties are not aware of any reasons why such approvals and consents will not be obtained;

•	financial statements and regulatory reports;

•	filing of tax returns and payment of taxes;

•	the absence of any development materially adverse to the companies;

•	material contracts and leases of Regal Bancorp and Regal Bank;

•	ownership of property;

•	insurance coverage;

•	the absence of adverse material litigation;

•	compliance with applicable laws and regulations;

•	employee benefit matters, including employee benefit plans;

•	brokers and financial advisors of Regal Bancorp and Regal Bank;

•	environmental matters;

•	loan portfolios;

•	investment securities;

•	related party transactions;

•	termination benefits related to employment agreements and other benefit plans for Regal Bancorp and Regal Bank;

•	the absence of brokered deposits;

•	the inapplicability of anti-takeover laws and regulations;

•	the absence of obligations to register securities for Regal Bancorp or Regal Bank;

•	derivative transactions;

•	Regal Bancorp’s receipt of a fairness opinion;

•	the absence of trust business;

•	the availability of Regal Bancorp’s securities documents;

•	intellectual property;

•	labor matters; and

•	the accuracy of the information supplied.

All representations, warranties and covenants of the parties, other than the covenants in specified sections that relate to continuing matters, terminate upon the Merger.

Covenants of the Parties

Conduct of Business Pending the Merger. In the Merger Agreement, Regal Bancorp has agreed, pending consummation of the Merger, that it will, among other things, unless otherwise consented to in writing by Somerset Savings Bank (which consent will not be unreasonably withheld, conditioned or delayed):

•	operate its business, and cause each of its subsidiaries, including Regal Bank, to operate their businesses only in the usual, regular and ordinary course of business;

•	use reasonable efforts to preserve intact its business organization and assets and advantageous business relationships and maintain its rights and franchises; and

•	voluntarily take no action that would:

•

adversely affect the ability of Regal Bancorp, Regal Bank, SR Bancorp or Somerset Savings Bank to obtain any necessary bank regulatory and governmental approvals for the transactions contemplated by the Merger Agreement or materially increase the period of time necessary to obtain such approvals; or

•	adversely affect the ability of Regal Bancorp to perform its covenants and agreements contained in the Merger Agreement.

Negative Covenants of Regal Bancorp. Regal Bancorp and Regal Bank have agreed that from the date of the Merger Agreement until the completion of the Merger, except as otherwise specifically permitted or required by the Merger Agreement, or consented to by Somerset Savings Bank in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Regal Bancorp and Regal Bank will not and will not agree to do the following:

•	amend or waive any provision of their organizational documents, except as required by law;

•

change the number of authorized or issued shares of capital stock, issue any shares that are held as treasury shares, or issue or grant any stock options or securities convertible into shares of common stock, make any grant or award under the Regal Bancorp Stock Benefit Plan;

•	split, combine or reclassify any shares of capital stock;

•

declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that Regal Bank may pay dividends to Regal Bancorp (as permitted under applicable law or regulations) consistent with past practice;

•

enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation), except in the ordinary course of business consistent with past practice;

•	make application for the opening or closing of any, or open or close any, branch office or automated banking facility;

•

grant or agree to pay any increase in salary, bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (1) as may be required pursuant to existing commitments; (2) merit pay increases in the ordinary course of business consistent with past practice; (3) bonus payments consistent with accruals that have been made by Regal Bancorp for 2022 and that are in the ordinary course of business consistent with past practice, and a pro rata targeted bonus for 2023 in an amount that is consistent with past practice; (4) for profit-sharing contributions to the Regal Bank 401(k) Profit Sharing Plan for 2022 and pro rata based on the timing of the closing of the Merger for 2023, consistent with past practice; or (5) as may be necessary to comply with Section 409A of the Internal Revenue Code;

•

Hire any new employee with annual compensation in excess of $75,000, provided that Regal Bancorp or Regal Bank may hire at-will employees to fill vacancies that may from time to time arise in the ordinary course of business in consultation with Somerset Savings Bank;

•

enter into or, except as may be required by law (including amendments or modifications necessary to comply with Section 409A of the Internal Revenue Code), or materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees;

•	make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice;

•	merge or consolidate Regal Bancorp or Regal Bank with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve Regal Bancorp or Regal Bank;

•	sell or lease all or any substantial portion of the assets or business of Regal Bancorp or its subsidiaries;

•	acquire all or any substantial portion of the assets or business of another entity except in connection with foreclosures or other collections of loans or other credit arrangements;

•	enter into a purchase and assumption transaction with respect to deposits and liabilities;

•	permit the revocation or surrender by Regal Bank of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

•	sell or otherwise dispose of the capital stock or asset of Regal Bancorp or Regal Bank other than in the ordinary course of business consistent with past practice;

•

subject any asset of Regal Bancorp or its subsidiaries to a lien or other encumbrance (other than deposits, FHLB advances, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers), except in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money (or assume guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

•

take any action that would result in Regal Bancorp’s representations and warranties in the Merger Agreement becoming untrue or in any of the closing conditions in the Merger Agreement not being satisfied, except in each case as may be required by applicable law or regulation or by any bank regulator;

•	knowingly take any action that could reasonably be expected to prevent or impede the Merger or bank merger from qualifying as a tax-free reorganization under the Internal Revenue Code;

•	change any method of accounting (tax or financial), except as may be required by accounting principles generally accepted in the United States of America or banking regulators;

•

waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness, other than in the ordinary course of business consistent with past practice;

•

purchase any equity securities, or purchase securities for Regal Bancorp’s investment portfolio inconsistent with Regal Bancorp’s or Regal Bank’s current investment policy or otherwise alter, in any material respect, the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities;

•	make any loans other than loans that are consistent with Regal Bank’s current policies;

•

pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets to, or as applicable from, or enter into any agreement or arrangement with, any affiliates or associates, other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice;

•	enter into any derivative transaction other than in the ordinary course of business consistent with past practice;

•

except for actions taken in accordance with the Merger Agreement, take any action that would give rise to a right of payment under any employment, change in control, severance or similar agreement or under Regal Bancorp compensation or benefit plan;

•	enter into any new line of business;

•	make any material changes to its material banking policies except as may be required by law or banking regulators;

•	make capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair;

•	purchase or sell any assets or incur any liabilities other than in the ordinary course of business consistent with past practice;

•	sell any participation interest in any loan, or purchase or sell any mortgage loan servicing rights, other than in the ordinary course of business consistent with past practice;

•	enter into leases or other contracts involving payments in excess of $25,000 annually, or containing any financial commitment extending beyond 12 months from the date of the Merger Agreement;

•

pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than in the ordinary course of business consistent with past practice that involves solely money damages not to exceed $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

•

foreclose upon or take a deed or title to any commercial real estate without first conducting an environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a materials of environmental concern;

•

issue any broadly distributed communication of a general nature to employees without prior consultation with Somerset Savings Bank and, to the extent relating to post-closing employment, benefit or compensation information without the prior written consent of Somerset Savings Bank (which shall not be unreasonably withheld, delayed or conditioned) or issue any broadly distributed communication of a general nature to customers without the prior written approval of Somerset Savings Bank (which shall not be unreasonably withheld, delayed or conditioned), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger; and

•	except as provided in the Merger Agreement, redeem the Regal Bancorp Subordinated Notes.

Current Information. Each party will confer with each other as to the general status of its ongoing operations. Regal Bank and Somerset Savings Bank will meet regularly basis to discuss and plan for the conversion of Regal Bank’s data processing and related electronic informational systems to those of Somerset Savings Bank. Each party will promptly notify the other party of any material change in its business, any non-confidential governmental complaints, investigations or hearings or the institution or the threat of material litigation involving it.

Access to Properties and Records. Subject to other terms of the Merger Agreement, Regal Bancorp and Regal Bank have agreed to permit SR Bancorp reasonable access to their employees and properties, and to disclose and make available their books, papers and records relating to their operations.

Financial and Other Statements. Regal Bancorp will furnish to Somerset Savings Bank copies of audited financial statements and copies of all internal control reports submitted to Regal Bancorp by its independent accountants. Regal Bancorp will deliver to Somerset Savings Bank copies of all reports that are filed with bank regulators. Each party will advise the other party of the receipt of examination reports from any bank regulator and will furnish to the other party any additional financial data as the other party may reasonably request.

Consents and Approvals of Third Parties; All Reasonable Efforts. Regal Bancorp and Somerset Savings Bank will use all commercially reasonable efforts to obtain all consents and approvals necessary for the consummation of the Merger. Subject to the terms of the Merger Agreement, Regal Bancorp and Somerset Savings Bank will use all commercially reasonable efforts to take all action necessary or advisable to consummate the Merger and Somerset Savings Bank will use all commercially reasonable efforts to take all action necessary or advisable to consummate the mutual-to-stock conversion and the conversion of its charter from a New Jersey-chartered savings association to a New Jersey-chartered commercial bank.

Failure to Fulfill Conditions. Regal Bancorp and SR Bancorp have agreed to promptly notify the other if they determine that a condition to their obligation to complete the Merger (or for Somerset Savings Bank, the mutual-to-stock conversion) cannot be fulfilled and that they will not waive the condition.

No Solicitation. Regal Bancorp has agreed that, unless the Merger Agreement has been terminated, neither it, its subsidiaries, its officers, directors, employees, representatives, agents, advisors or affiliates will:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals to acquire Regal Bancorp or Regal Bank;

•	engage or participate in any negotiations with any entity to acquire Regal Bancorp or Regal Bank;

•	provide any confidential or non-public information or data to, or have or participate in any discussions with, any entity to acquire Regal Bancorp or Regal Bank; or

•

unless the Merger Agreement has been terminated, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement to acquire Regal Bancorp or Regal Bank.

Notwithstanding the foregoing, before the Regal Bancorp shareholder approval of the Merger, Regal Bancorp may furnish non-public information regarding Regal Bancorp to, or enter into discussions with, any entity to acquire Regal Bancorp and Regal Bank if:

•

Regal Bancorp has received a bona fide unsolicited written proposal to acquire Regal Bancorp and Regal Bank from a person or entity that did not result from a breach of Regal Bancorp’s non-solicitation obligation;

•

the Regal Bancorp Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and, with respect to financial matters, its independent financial advisor, that such proposal to acquire Regal Bancorp or Regal Bank constitutes or is reasonably likely to lead to a “Superior Proposal” (as defined below) and that the failure to furnish information to or enter into discussions with such person or entity may cause the Regal Bancorp Board of Directors to breach its fiduciary duties to shareholders under applicable law;

•	Regal Bancorp has provided SR Bancorp with at least two business days’ prior notice of such determination; and

•

before furnishing or affording access to any information or data with respect to Regal Bancorp, Regal Bancorp receives from such person or entity a confidentiality agreement with terms no less favorable to Regal Bancorp than those contained in the confidentiality agreement between Regal Bancorp and Somerset Savings Bank.

“Superior Proposal” means any bona fide written proposal to acquire Regal Bancorp and Regal Bank on terms that the Regal Bancorp Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and, with respect to financial matters, its financial advisor (1) would result in a transaction that involves consideration to the Regal Bancorp shareholders that is more favorable, from a financial point of view, than the consideration to be paid to Regal Bancorp’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered; and (2) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

Regal Bancorp must promptly provide to Somerset Savings Bank any non-public information regarding Regal Bancorp or its subsidiaries that it provides to any other person or entity that was not previously provided to Somerset Savings Bank. Regal Bancorp will immediately cease and cause to be terminated any activities, discussions or negotiations with any person or entity with respect to any proposal to acquire Regal Bancorp or Regal Bank. Regal Bancorp will promptly notify Somerset Savings Bank in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with Regal Bancorp or any of its representatives, in each case in connection with any proposal to acquire Regal Bancorp or Regal Bank, and such notice will indicate the name of the person or entity initiating such discussions or negotiations or making such proposal or information request and the material terms and conditions of any proposals and an unredacted copy of any such proposal or information request. Regal Bancorp will keep SR Bancorp apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or proposal. Regal Bancorp will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Regal Bancorp Shareholder Meeting. Regal Bancorp will take all actions necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to vote on the Merger Agreement and the transactions provided for in the Merger Agreement. Regal Bancorp’s Board of Directors will recommend at its shareholder meeting that the shareholders vote to approve the Merger Agreement and will use its commercially reasonable efforts to obtain shareholder approval. Regal Bancorp will not (1) withdraw, qualify or modify, or propose to withdraw, qualify or modify its recommendation to approve the Merger Agreement, or make any statement, filing or release inconsistent with the that recommendation; or (2) approve or recommend, or publicly propose to approve or recommend, any third-party proposal to acquire Regal Bancorp or Regal Bank. However, before the Regal Bancorp shareholder meeting, the Regal Bancorp Board of Director may approve or recommend a Superior Proposal to its shareholders and withdraw, qualify or modify its recommendation to approve the Merger if (i) the Regal Bancorp Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties to the Regal Bancorp shareholders under applicable law, and (2) after providing five business days’ notice to SR Bancorp, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by SR Bancorp, Regal Bancorp Board has again in good faith made the determination that such third-party proposal to acquire Regal Bancorp and Regal Bank constitutes a Superior Proposal.

Unless the Merger Agreement has been terminated, the Merger Agreement must be submitted to the Regal Bancorp shareholders regardless of whether (1) the Regal Bancorp Board of Directors has changed its recommendation as to whether to vote for the Merger or (2) a third-party proposal to acquire Regal Bancorp and Regal Bank has been publicly proposed or announced or otherwise submitted to Regal Bancorp or any of its advisors. SR Bancorp may require Regal Bancorp to adjourn, delay or postpone the Regal Bancorp shareholders meeting once for a period not to exceed 30 calendar days to solicit additional proxies necessary to obtain the required approval of Regal Bancorp shareholders.

Mutual-To-Stock Conversion. SR Bancorp and Somerset Savings Bank will take all reasonable steps necessary to effect the mutual-to-stock conversion. Somerset Savings Bank will take all steps necessary to call, give notice of, convene and hold a meeting of its depositors to approve the plan of conversion and use commercially reasonable efforts to obtain from its depositors the approval of the conversion. Somerset Savings Bank and SR Bancorp will use all reasonable efforts to prepare and file all regulatory applications required in connection with the conversion.

Regulatory Approvals. Each of Regal Bancorp, Regal Bank, SR Bancorp and Somerset Savings Bank will cooperate with the other and use their best efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the Securities and Exchange Commission, bank regulators and any other third parties necessary to consummate the Merger, the mutual-to-stock conversion of Somerset Savings Bank and the conversion of Somerset Savings Bank’s charter from a New Jersey-chartered savings association to a New Jersey-chartered commercial bank.

Shareholder Litigation. Regal Bancorp must provide SR Bancorp prompt notice of any shareholder litigation against Regal Bancorp or its directors or officers relating to the Merger and must provide SR Bancorp the opportunity to participate (at SR Bancorp’s expense) in the defense or settlement of any such litigation. Regal Bancorp must provide SR Bancorp the right to review and comment on all filings or responses to be made by Regal Bancorp in connection with any such litigation. Regal Bancorp will not settle any such litigation without SR Bancorp’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Treatment of Regal Bancorp Subordinated Notes. If requested by Somerset Savings Bank following the receipt of (1) all required regulatory approvals for the Merger and the mutual-to-stock conversion; (2) Regal Bancorp shareholder approval of the Merger; and (3) the required approval of the depositors of Somerset Savings Bank of the conversion, Regal Bancorp will take all necessary steps to redeem the Regal Bancorp subordinated notes. If the Regal Bancorp subordinated notes are not redeemed, SR Bancorp agrees to execute and deliver one or more supplemental indentures, guarantees, and/or other instruments required to assume the Regal Bancorp subordinated notes.

Employee Benefits.

Somerset Savings Bank will review all Regal Bancorp compensation and benefit plans and may terminate or continue such plans. Except as set forth below, all Regal Bancorp employees who become participants in a Somerset Savings Bank compensation and benefit plan will be given credit for meeting eligibility and vesting requirements in such plans (but not for benefit accrual purposes) for service as an employee of Regal Bancorp or Regal Bank. Continuing employees will be considered new employees for purposes of eligibility and vesting in the Somerset Savings Bank defined benefit pension plan and will be considered as existing employees of Somerset Savings Bank for purposes of eligibility and vesting in the tax-qualified Somerset Savings Bank employee stock ownership plan to be formed in connection with the mutual-to-stock conversion.

SR Bancorp will honor the terms of existing Regal Bancorp employment, change in control, severance and other compensation agreements, plans and arrangements. Concurrently with the execution and delivery of the Merger Agreement, each executive of Regal Bank that was a party to a change in control agreement executed a settlement agreement setting forth the manner in which his rights under the change in control agreement will be settled by Regal Bank or Somerset Savings Bank.

In the event of any termination of any Regal Bank health, disability or life insurance plan or consolidation of such plan with any Somerset Savings Bank health, disability or life insurance plan, Somerset Savings Bank will make available to employees of Regal Bank who continue employment with Somerset Savings Bank and their dependents employer-provided health, disability or life insurance coverage on the same basis as it provides such coverage to Somerset Savings Bank employees. No coverage of any of the Regal Bank continuing employees or their dependents will terminate under any of the Regal Bank health, disability or life insurance plans before the time such continuing employees and their dependents become eligible to participate in the corresponding Somerset Savings Bank health, disability or life insurance plans, programs and benefits. With respect to any employee benefit plans of Somerset Savings Bank in which any continuing employee becomes eligible to participate, Somerset Savings Bank has agreed to use commercially reasonable efforts to:

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cause to be waived all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting period would apply under the analogous Somerset savings Bank employee plan; and

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provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any new plan.

Each Regal Bank employee whose employment is involuntarily terminated (other than for cause) at or within 12 months of the closing of the Merger and who is not covered by a separate employment agreement, change in control agreement or severance agreement will receive a severance payment equal to two weeks of base pay for each full year of service at Regal Bank, with a minimum payment equal to four weeks of base pay for employees who have at least one full year of service as of their date of termination and a maximum of 26 weeks of base pay.

Regal Bank will have the right to pay a retention bonus to certain of its key employees.

Conditions to Completing the Merger

Conditions to the Obligations of Each Party Under the Merger Agreement. The respective obligations of SR Bancorp, Somerset Savings Bank, Regal Bancorp and Regal Bank to complete the Merger are subject to the following conditions, none of which may be waived:

•	approval of the Merger Agreement by the requisite vote of Regal Bancorp’s shareholders;

•	approval of the mutual-to-stock conversion by the requisite vote of Somerset Savings Bank’s voting members;

•	the absence of any order, decree, injunction proceeding by a governmental entity, statute, rule or regulation by which the Merger is enjoined or prohibited;

•	receipt of all required regulatory approvals, authorizations and consents and the expiration of all statutory waiting periods;

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no stop order suspending the effectiveness of the registration statement of which this proxy statement-prospectus is a part shall have been issued, and no proceedings for that purpose have been initiated or threatened by the Securities and Exchange Commission, and the issuance of shares of common stock in the Merger is not subject to a stop order of any state securities commissioner;

•	the shares of common stock of SR Bancorp to be issued in the Merger will have been authorized for listing on the Nasdaq Stock Market;

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Somerset Savings Bank, SR Bancorp and Regal Bancorp will have received from Luse Gorman, PC an opinion to the effect that the Merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•	the conversion has been completed.

Additional Conditions to the Obligations Under the Merger Agreement. The obligations of Somerset Savings Bank and Regal Bancorp are further subject to the following conditions:

•	subject to the materiality standards provided in the Merger Agreement, the accuracy of the representations and warranties of the parties made in the Merger Agreement;

•	the other party to the Merger Agreement has performed in all material respects its obligations under the Merger Agreement;

•	the other party to the Merger Agreement has obtained all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful completion of the Merger;

•	SR Bancorp having delivered the merger consideration to the exchange agent;

•	SR Bancorp having received a “comfort” letter from the independent accountants for Regal Bancorp;

•	since December 31, 2021, neither party shall have suffered any material adverse effect;

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the absence of conditions or requirements in any regulatory approvals that (1) would prohibit or materially limit the ownership or operation by either party of the business or assets of Regal Bancorp or Regal Bank, (2) materially limit the business currently conducted by Somerset Savings Bank, (3) compel either party to dispose of or hold separate all or any material portion of the business or assets of Regal Bancorp or Regal Bank or (4) compel SR Bancorp or Somerset Savings Bank to take any action or commit to take any action or agree to any condition or request, if the prohibition, limitation, condition or other requirement could reasonably be expected to have a material adverse effect on the future operations of SR Bancorp and Somerset Savings Bank; and

•	neither SR Bancorp nor Somerset Savings Bank having terminated the employment agreement executed by Mr. Orbach.

SR Bancorp and Regal Bancorp cannot guarantee whether all of the conditions to the Merger will be satisfied or waived by the party permitted to do so.

Termination, Amendment and Waiver

Termination. The Merger Agreement may be terminated at any time before the completion of the Merger under the following circumstances:

•	By mutual written agreement of the parties;

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By either Regal Bancorp or SR Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement) if there has been a breach by the other party of any of the representations or warranties set forth in the Merger Agreement, in each case such that the conditions to closing would not be satisfied and such breach either cannot be cured or shall not have been cured within 30 days after the giving of written notice to such party of such breach;

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By either Regal Bancorp or SR Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement) if there has been a material failure to perform or comply with any of the covenants or agreements set forth in the Merger Agreement, and such failure either cannot be cured or has not been cured with 30 days after the giving of written notice to such party of such breach;

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By either SR Bancorp or Regal Bancorp, if the Merger has not been completed by August 31, 2023, which date may be extended by mutual agreement; provided that no party may terminate the Merger Agreement if the failure to close the Merger was due to such party’s breach of any of its obligations under the Merger Agreement;

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By either Regal Bancorp or SR Bancorp if the Regal Bancorp shareholder vote or Somerset Savings Bank voting member vote are not obtained (but only if the party seeking to terminate has fulfilled its obligations relating to calling the special meeting and recommending that its shareholders or voting members, as applicable, approve the Merger Agreement);

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By either Regal Bancorp or SR Bancorp if any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order prohibiting consummation of the transactions contemplated by the Merger Agreement;

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By SR Bancorp if (1) Regal Bancorp materially breaches its obligations regarding the solicitation of other third-party acquisition proposals or its obligation to submit the Merger Agreement to its shareholders or (2) the Regal Bancorp Board of Directors receives a “Superior Proposal” and withdrawn, modifies or changes its recommendation to shareholders in a manner adverse to SR Bancorp.

Effect of Termination. If the termination results from a willful breach of any representation, warranty, covenant or agreement, the breaching party will be liable for any and all damages, costs and expenses sustained or incurred by the non-breaching party.

Termination Fee. The Merger Agreement provides that Regal Bancorp may be obligated to pay Somerset Savings Bank a termination fee of $2,336,000, plus out-of-pocket expenses not to exceed $550,000, if the Merger Agreement is terminated in the following circumstances:

SR Bancorp terminates the agreement because (1) Regal Bancorp has materially breached its obligations regarding the solicitation of other third-party acquisition proposals or its obligation to submit the Merger Agreement to its shareholders or (2) the Regal Bancorp Board of Directors receives a “Superior Proposal” and withdraws, modifies or changes its recommendation to shareholders in a manner adverse to SR Bancorp.

If SR Bancorp terminates the Merger Agreement because (1) Regal Bancorp breaches a covenant or agreement or if any representation or warranty of Regal Bancorp has become untrue and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to Regal Bancorp and such breach giving rise to such termination was knowing and intentional, or (2) Regal Bancorp’s shareholders fail to approve and adopt the Merger Agreement, and at the time of such termination, SR Bancorp was not in breach of any representation, warranty or material covenant, then Regal Bancorp must pay the termination fee, plus out-of-pocket expenses not to exceed $550,000, if (a) an acquisition proposal was publicly announced or disclosed (i) before the termination of the Merger Agreement if terminated in accordance with (1) above, or (ii) before Regal Bancorp’s shareholders meeting if terminated in accordance with (2), above, and (b) within 12 months after termination of the Merger Agreement, Regal Bancorp enters into an agreement with respect to an acquisition proposal.

Expenses. Each of the parties will pay its own costs and expenses incurred in connection with the Merger.

Amendment, Extension and Waiver. The parties to the Merger Agreement may (1) amend the Merger Agreement; (2) extend the time for the performance of any of the obligations under the Merger Agreement; (3) waive any inaccuracies in the representations and warranties in the Merger Agreement; or (4) waive compliance with any of the agreements or conditions contained in the Merger Agreement, except that after any approval of the agreement by the Regal Bancorp shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that reduces the amount or value or changes the form of consideration to be delivered to Regal Bancorp’s shareholders pursuant to the Merger Agreement.

Management and Operations Following the Merger

Board of Directors. Three individuals currently serving on the Board of Directors of Regal Bancorp, David M. Orbach and two other Regal Bancorp directors to be selected by SR Bancorp after consultation with Regal Bancorp, will become directors of SR Bancorp and Somerset Regal Bank following completion of the Merger. Mr. Orbach has indicated his intention to accept these positions. Mr. Orbach will serve as Executive Chairman of the Board of Directors of SR Bancorp and as Executive Vice Chairman of the Board of Directors of Somerset Regal Bank.

Management. The current management team of Somerset Savings Bank will remain in place as a result of the Merger. Mr. Orbach will be named as the Executive Chairman of the Board of SR Bancorp and the Executive Vice Chairman of the Board of Somerset Regal Bank. William P. Taylor will continue as Chief Executive Officer and Chairman of the Board of Directors of Somerset Regal Bank and will serve as Chief Executive Officer and a director of SR Bancorp. Christopher J. Pribula will continue as President, Chief Operating Officer and a director of Somerset Regal Bank and SR Bancorp.

THE CONVERSION AND STOCK OFFERING

We are conducting the offering under the terms of our plan of conversion from mutual to stock form of organization. We cannot complete the offering unless we sell at least the minimum number of shares offered and we receive approval from Somerset Savings Bank’s voting members as well as the approvals of the NJDBI and the FDIC to complete the conversion and the approval of the Federal Reserve and NJDBI for SR Bancorp to become the parent company of Somerset Savings Bank.

General

On July 25, 2022, the Board of Directors of Somerset Savings Bank unanimously adopted a plan of conversion pursuant to which Somerset Savings Bank will convert from the mutual (meaning no shareholders) to stock form of organization and will become the wholly owned subsidiary of SR Bancorp, a new Maryland corporation. SR Bancorp will own all of the capital stock of Somerset Savings Bank upon completion of the conversion. All of the common stock of SR Bancorp will be owned by public shareholders, our tax qualified employee benefit plans and Somerset Regal Charitable Foundation.

The plan of conversion provides that we will offer shares of common stock for sale in a subscription offering to certain eligible depositors of Somerset Savings Bank, to our tax-qualified employee benefit plans, including the employee stock ownership plan and our 401(k) plan, and, if necessary, to members of the general public through a community offering and, possibly, through a syndicate of registered broker-dealers. In any community offering, we will give a preference to natural persons residing in New Jersey.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval of the FDIC and the NJDBI, if required. See “—Community Offering.”

SR Bancorp anticipates that net proceeds of the offering will be between $67.0 million and $91.5 million, (or $105.6 million if the offering range is increased by 15%) and that it will invest between $33.5 million and $45.8 million in Somerset Savings Bank (or $52.8 million if the offering range is increased by 15%). The conversion will be consummated only upon the issuance of at least 7,012,500 shares of our common stock offered pursuant to the plan of conversion.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated consolidated pro forma market value of SR Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock in the offering. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—How We Determined the Offering Range and the $10.00 Purchase Price” for more information as to the determination of the estimated pro forma market value of the common stock.

The purchase of shares of stock in the initial public offering will constitute approval as a shareholder of the Merger and Merger Agreement.

The following is a brief summary of the material aspects of the conversion and offering. A copy of the plan of conversion is available from Somerset Savings Bank upon request and is available for inspection at the offices of Somerset Savings Bank and at the Federal Reserve, the FDIC and the NJDBI. The plan of conversion is also filed as an exhibit to the registration statement that we have filed with the SEC. See “Where You Can Find Additional Information.”

Reasons for the Conversion and Offering

The primary reasons for the conversion and stock offering are:

•	raise capital to provide the equity and funds necessary to acquire Regal Bancorp;

•	raise capital to support growth;

•	enhance existing products and services, and support the development of new products and services to support growth and enhance customer service;

•	attract and retain qualified directors, management and employees through equity ownership and stock-based compensation plans;

•	raise capital to make necessary capital investments in facilities and technology to support our internal growth;

•	increase philanthropic endeavors to the communities served by Somerset Regal Bank through the formation and funding of a charitable foundation;

•	facilitate future mergers and acquisitions; and

•	use the additional capital for other general corporate purposes.

In addition, in the stock holding company structure, we will have greater flexibility in structuring mergers and acquisitions. Potential sellers often want a stock component for at least part of the acquisition consideration. Our new stock holding company structure will enable us to offer stock or cash consideration and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise. Other than the acquisition of Regal Bancorp, we have no current arrangements or agreements to acquire other banks, thrifts and financial service companies or branch offices.

The offering will afford our directors, officers and employees the opportunity to become shareholders, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The offering also will provide our customers and local community members with an opportunity to acquire our common stock.

Approvals Required

The affirmative vote of more than a majority of the total votes cast by voting members of Somerset Savings Bank at the special meeting of voting members is required to approve the plan of conversion and the affirmative vote of a majority of the total votes cast by voting members of Somerset Savings Bank at the special meeting of voting members is required to the establishment and funding of the charitable foundation.

The conversion also must be approved by the NJDBI and we must obtain the non-objection of the plan of conversion from the FDIC. Additionally, the Federal Reserve and the NJDBI must approve SR Bancorp’s application to become the bank holding company of Somerset Savings Bank in connection with the conversion. Any such approvals or non-objections do not constitute a recommendation or endorsement of the plan of conversion by any regulatory agency.

Effects of Conversion on Depositors and Borrowers

Continuity. While the conversion is being accomplished, our normal business of accepting deposits and making loans will continue without interruption. We will continue to be a New Jersey savings association until the conversion and will continue to be regulated by the FDIC and the NJDBI after the conversion. In connection with the conversion, we have applied to convert Somerset Savings Bank from a savings association to a New Jersey state-chartered commercial bank. After the conversion, we will continue to offer existing services to depositors, borrowers and other customers. The directors serving Somerset Savings Bank at the time of the conversion will be the directors of Somerset Savings Bank and of SR Bancorp after the conversion.

Effect on Deposit Accounts. Each depositor of Somerset Savings Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of deposit accounts will not change as a result of the conversion. Each deposit account will continue to be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates of deposit, savings accounts and other evidences of their accounts.

Effect on Loans. No loan outstanding from Somerset Savings Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors. At present, all of our depositors have voting rights in Somerset Savings Bank as to all matters requiring depositor action. Upon completion of the conversion, depositors will no longer have voting rights. Upon completion of the conversion, all voting rights in Somerset Savings Bank will be vested in SR Bancorp as the sole shareholder of Somerset Savings Bank. The shareholders of SR Bancorp will possess exclusive voting rights with respect to SR Bancorp common stock. Accordingly, only depositors who purchase SR Bancorp common stock will continue to have voting rights following the conversion.

Tax Effects. We have received an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be taxable for federal or state income tax purposes to Somerset Savings Bank or its depositors. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Somerset Savings Bank has both a deposit account in Somerset Savings Bank and a pro rata ownership interest in the net worth of Somerset Savings Bank based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in Somerset Savings Bank without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all, respectively, of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Somerset Savings Bank, which is lost to the extent that the balance in the account is reduced or closed.

In the unlikely event that Somerset Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of a “liquidation account” to depositors as of June 30, 2021 and [●] who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to SR Bancorp as the holder of Somerset Savings Bank’s capital stock. Pursuant to federal banking regulations, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured depository institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution. See “—Liquidation Rights.”

Subscription Offering and Subscription Rights

Under the plan of conversion, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with deposits in Somerset Savings Bank with balances aggregating $50.00 or more on deposit at Somerset Savings Bank (“qualifying deposits”) as of the close of business on June 30, 2021;

2.	Our tax-qualified employee benefit plans;

3.	Persons with qualifying deposits in Somerset Savings Bank as of the close of business on [●], 2023; and

4.	Voting Members of Somerset Savings Bank as of the close of business on [●], 2023, who are not Eligible or Supplemental Eligible Account Holders.

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and the maximum purchase limitation set forth in the plan of conversion. See “The Conversion and Stock Offering—Limitations on Purchases of Shares.”

Priority 1: Eligible Account Holders. Subject to the maximum purchase limitations, each depositor with a qualifying deposit as of June 30, 2021 will receive nontransferable subscription rights to subscribe for up to the greater of:

•	$250,000 of common stock (which equals 25,000 shares);

•	one-tenth of 1% of the total offering of shares; or

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15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, the numerator of which is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the eligibility record date.

If there are insufficient shares to satisfy all subscriptions by Eligible Account Holders, shares first will be allocated so as to permit each subscribing Eligible Account Holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated, one or more times as necessary, among those Eligible Account Holders whose subscriptions are not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied. Subscription rights of Eligible Account Holders who are also executive officers or directors of SR Bancorp or Somerset Savings Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in Somerset Savings Bank in the one-year period preceding June 30, 2021.

To ensure a proper allocation of stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which such Eligible Account Holder had an ownership interest at June 30, 2021. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 2: Tax-Qualified Employee Plans. The tax-qualified employee plans of Somerset Savings Bank, such as our employee stock ownership plan and 401(k) plan, have nontransferable subscription rights to purchase up to 10.0% of the shares of common stock issued in the offering, including shares contributed to Somerset Regal Charitable Foundation. The employee stock ownership plan intends to purchase 8% of the common stock issued in the offering, including shares contributed to the charitable foundation. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of conversion. If Eligible Account Holders subscribe for all of the shares being sold, subscriptions for shares by the tax-qualified employee plans may be satisfied, in whole or in part, out of authorized but unissued shares subject to the maximum purchase limitations applicable to such plans, or may be satisfied, in whole or in part, through open market purchases by the tax-qualified employee plans subsequent to the closing of the offering, subject to approval of the FDIC and NJDBI, if required.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and the tax-qualified employee plans, and subject to the maximum purchase limitation, each Supplemental Eligible Account Holder will receive nontransferable subscription rights to subscribe for up to the greater of:

•	$250,000 of common stock (which equals 25,000 shares);

•	one-tenth of 1% of the total offering of shares; or

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15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders.

If there are insufficient shares to satisfy all subscriptions by Supplemental Eligible Account Holders, shares first will be allocated so as to permit each subscribing Supplemental Eligible Account Holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated, one or more times as necessary, among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied.

To ensure a proper allocation of stock, each Supplemental Eligible Account Holder must list on his or her stock order form all deposit accounts in which such Supplemental Eligible Account Holder had an ownership interest at [●], 2023. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 4: Voting Members. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, the tax-qualified employee plans and Supplemental Eligible Account Holders, subject to the maximum purchase limitation, each Voting Member who is not an Eligible Account Holder or Supplemental Eligible Account Holder, shall receive nontransferable subscription rights to subscribe for up to the greater of:

•	$250,000 of common stock (which equals 25,000 shares); or

•	one-tenth of 1% of the total offering of shares.

If shares are available for Voting Members but there are not sufficient shares to satisfy all subscriptions by Voting Members, shares first will be allocated so as to permit each subscribing Voting Member, if possible, to purchase a number of shares sufficient to make each Voting Member’s total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing Voting Members in the proportion that each Voting Member’s subscription bears to the total subscriptions of all such subscribing Voting Members whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each Voting Member must list on his or her stock order form all deposit accounts in which such Voting Member had an ownership interest at [voting record date]. Failure to list an account or providing incorrect or incomplete information could result in the loss of all or part of a subscriber’s stock allocation.

Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we will offer shares to the general public in a community offering. In the community offering with a preference to natural persons and trustees of natural persons residing in New Jersey (the “Local Community”).

Subject to the maximum purchase limitations, these persons may purchase up to $250,000 of common stock (which equals 25,000 shares). The community offering, if any, may begin concurrently with, during or promptly after the subscription offering, and may terminate at any time without notice. Subject to any required regulatory approvals, we will determine, in our discretion, the advisability of a community offering, the commencement and termination dates of any community offering, and the methods of finding potential purchasers in such offering. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion and reasonably consistent with achieving a reasonably wide distribution of the common stock, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If there are not sufficient shares of common stock available to fill orders in the community offering, orders will first be filled up to a maximum of 2% of the total shares sold in the offering, and, thereafter, any remaining shares will be allocated on an equal number of shares basis per order until all shares are allocated.

Syndicated Community Offering

The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by KBW, acting as our agent. In such capacity, KBW may form a syndicate of other brokers-dealers who are member firms of the Financial Industry Regulatory Authority (“FINRA”). Neither KBW nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, KBW has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until prior to the commencement of the syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Federal Reserve, the FDIC and the NJDBI. See “The Conversion and Stock Offering—Community Offering” above for a discussion of rights of subscribers in the event an extension is granted.

The opportunity to subscribe for shares of common stock in the syndicated community offering or underwritten public offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Common stock sold in the syndicated community offering also will be sold at the $10.00 per share purchase price. Subject to the maximum purchase limitation, purchasers in the syndicated community offering are eligible to purchase up to $250,000 of common stock (which equals 25,000 shares).

If there is a syndicated offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of stock order forms and the submission of funds directly to SR Bancorp for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Somerset Savings Bank or wire transfers). See “—Procedure for Purchasing Shares.” “Sweep” arrangements and delivery versus payment settlement will only be used in a syndicated community offering to the extent consistent with Rules 10b-9 and 15c2-4 of Exchange Act and then-existing guidance and interpretations thereof of the SEC regarding the conduct of “min/max” offerings.

If we are unable to find purchasers from the general public to meet the minimum of the offering range, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the FDIC and the NJDBI. If other purchase arrangements cannot be made, we may either: terminate the stock offering and promptly return all funds; or set a new offering range and give all the opportunity to confirm, modify or rescind their order for shares of SR Bancorp common stock; or take such other actions as may be permitted by the FDIC, the NJDBI and the FINRA. In addition, we may consider a firm commitment public offering, if feasible, subject to the receipt of all applicable regulatory and FINRA approvals.

Limitations on Purchases of Shares

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:

•

No person (or persons exercising subscription rights through a single qualifying deposit held jointly) may purchase fewer than 25 shares of common stock or generally more than $250,000 (25,000 shares);

•

Our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10.0% of the shares of common stock issued in the offering, including shares contributed to the charitable foundation;

•

Except for our employee stock ownership plan, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $250,000 (25,000 shares) in all categories of the offering combined; and

•

The maximum number of shares of common stock that may be purchased in all categories of the offering by our executive officers and directors and their associates, in the aggregate, may not exceed 25% of the shares issued in the offering.

Depending upon market or financial conditions, our Board of Directors, with the approval of the FDIC and the NJDBI and without further approval of the Voting Members of Somerset Savings Bank, may decrease the purchase limitations or increase the purchase limitations, as described above; provided; however these maximum purchase limitations may not be increased to a percentage in excess of 5% of the shares sold in the offering, excluding shares issued to the foundation, except that they may be increased to up to 9.99% of the shares sold in the offering, provided that orders for common stock exceeding 5% of the shares of common stock cannot exceed in the aggregate 10.0% of the total shares of common stock. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and, in our sole discretion, some other large subscribers may be, given the opportunity to increase their subscriptions up to then applicable limit.

The plan of conversion defines “acting in concert” to mean: (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement; or (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships and that persons may have filed joint Schedules 13D or 13G with the SEC with respect to other companies. For purposes of the plan of conversion, our directors are not deemed to be acting in concert solely by reason of their board membership.

The plan of conversion defines “associate,” with respect to a particular person, to mean:

•

a corporation or organization (other than SR Bancorp or Somerset Savings Bank or a majority-owned subsidiary of these entities) of which a person is an officer, director or owner of 10.0% or more of the outstanding voting stock;

•	any person who is related by blood or marriage to such person and who lives in the same house as such person;

•

any trust or other estate, if the person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the trust or estate except that for the purposes relating to subscriptions in the offering and the sale of common stock following the reorganization, a person who has a substantial beneficial interest in any non-tax-qualified employee plan or any tax-qualified employee plan, or who is a trustee or fiduciary of such plan, is not an associate of such plan, and except that for purposes of aggregating total shares that may be held by officers and directors, the term “associate” does not include any tax-qualified employee plan; or

•

any partnership in which the person is a general or limited partner; provided, however, that any tax-qualified or non-tax-qualified employee plan shall not be deemed to be an associate of any director or officer of SR Bancorp or Somerset Savings Bank.

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained KBW, which is a broker-dealer registered with the Financial Industry Regulatory Authority. KBW will assist us on a best efforts basis in the subscription and community offerings by:

•	providing advice on the financial and securities marketing implications of the conversion;

•	assisting in structuring the stock offering, including developing and assisting in implementing a marketing strategy for the stock offering;

•	serving as sole bookrunning manager in connection with the stock offering;

•	reviewing all offering documents related to the stock offering, including the prospectus and any related stock offering materials;

•	assisting SR Bancorp in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

•	assisting SR Bancorp in analyzing proposals from outside vendors retained in connection with the stock offering;

•	assisting us in the drafting and distribution of press releases as required or appropriate in connection with the stock offering;

•	meeting with our Board of Directors and/or our management to discuss any of the above services; and

•	performing such other financial advisory and investment banking services in connection with the conversion and the offering as may be agreed upon by KBW and SR Bancorp.

For these services, KBW will receive a success fee of 1.0% of the shares of common stock sold in the stock offering, excluding shares contributed to the charitable foundation. In addition, if KBW reasonably determines that it is required or requested to provide significant services as a result of a resolicitation of subscribers, Keefe, Bruyette & Woods, Inc. will be entitled to additional compensation for such services, not to exceed $30,000.

Syndicated Community Offering. If shares of common stock are sold in a syndicated community offering, we will pay fees not to exceed 6% of the aggregate dollar amount of common stock sold in the syndicated community offering to KBW and any other broker-dealers included in the syndicated community offering. The success fee to be paid to KBW for its services in the subscription and community offerings will be credited against any fee payable for services in the syndicated community offering.

Expenses. KBW also will be reimbursed for reasonable out-of-pocket expenses, not to exceed $30,000, and fees and expenses of its legal counsel not to exceed $200,000. These expenses may be increased by additional amounts not to exceed $20,000 and $35,000, respectively, if unusual circumstances arise or a delay or resolicitation occurs, including a delay in the stock offering that would require an update to the financial information included in this prospectus. In no event shall out-of-pocket expenses, including fees and expenses of legal counsel, exceed $285,000. If the plan of conversion is terminated or if KBW’s engagement is terminated in accordance with the provisions of the agency agreement, KBW will receive reimbursement of its reasonable out-of-pocket expenses. KBW shall have earned in full, and be entitled to be paid in full, all fees then due and payable at such date of termination. We have separately agreed to pay KBW fees and expenses for serving as records management agent, as described below.

Records Management

We have also engaged KBW as records agent in connection with the conversion and the subscription and community offerings. In its role as records agent, KBW, will assist us in the stock offering by:

•	consolidating deposit accounts and vote calculations;

•	designing and preparing proxy forms and stock order forms;

•	providing subscription services and organizing and supervising our stock information center;

•	providing proxy and ballot tabulation services for the special meeting of depositors, including acting as or supporting the inspector of election; and

•	providing necessary subscription services to distribute, collect and tabulate stock orders in the stock offering.

KBW will receive fees of $30,000 for these services, of which $15,000 has been paid as of the date of this prospectus. These fees can be increased by an amount of up to $10,000 if there are material changes in regulations or the plan of conversion, or there are delays requiring duplicate or replacement processing. KBW will also be reimbursed for its reasonable out-of-pocket expenses not to exceed $15,000.

Indemnity

We will indemnify KBW against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act, as well as certain other claims and litigation arising out of KBW’s engagement with respect to the conversion.

Solicitation of Offers by Officers and Directors

Our directors and executive officers may participate in the solicitation of offers to purchase shares of common stock. Other trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to executive officers or registered representatives. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 so as to permit officers and directors, and employees to participate in the sale of shares of common stock. No officer, director or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock. KBW will solicit orders and conduct sales of the common stock of SR Bancorp in states in which our directors and executive officers are not permitted to offer and sell our shares of common stock.

Prospectus Delivery

To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days before the expiration date or hand delivered any later than two days before the expiration date. We are not obligated to deliver a prospectus or stock order form by means other than U.S. mail. Execution of a stock order form will confirm receipt of delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with a prospectus. Funds received will be maintained in a segregated account at Somerset Savings Bank, or in our discretion at another insured depository institution and will earn interest at our passbook savings rate from the date those funds are processed.

Procedure for Purchasing Shares

Expiration Date. The subscription and community offerings will expire at 2:00 p.m., Eastern time, on [offering deadline]. We may extend the offering for up to 45 days without notice to purchasers in the offering. Any extension of the offering beyond, 2023 would require regulatory approvals.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds delivered to us, with interest calculated at Somerset Savings Bank’s passbook savings rate from the date the stock order form was processed.

Use of Order Forms. To purchase shares of common stock in the subscription and community offerings, you must complete an original stock order form and remit full payment. All stock order forms must be received (not postmarked) by the Stock Information Center before 2:00 p.m., Eastern time, on [offering deadline]. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify purchasers of incomplete or improperly executed stock order forms. We have the right (but are not required) to permit the correction of incomplete or improperly executed order forms. You may submit your stock order form and payment in one of the following three ways: (1) by mail using the order reply envelope provided; (2) by paying for overnight courier to the address indicated on the stock order form; or (3) by hand delivery to Somerset Savings Bank’s office, located at 220 West Union Avenue, Bound Brook, New Jersey. We will not accept stock order forms at our other banking locations.

The purchase of shares of stock in the initial public offering will constitute approval as a shareholder of the Merger and Merger Agreement.

Once tendered, a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the offering. If you are ordering shares, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Somerset Savings Bank or the federal government, and that you received a copy of this prospectus. However, signing the stock order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock must accompany all completed original stock order forms for the purchase to be valid. Payment for shares may only be made by:

(i)	personal check, bank check or money order, from the purchaser, made payable to SR Bancorp, Inc.; or

(ii)	authorization of withdrawal from the types of Somerset Savings Bank deposit accounts permitted on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Somerset Savings Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the account holder. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook savings rate subsequent to the withdrawal.

In the case of payments made by personal check, these funds must be available in the account(s) when the stock order form is received. Checks and money orders will be immediately cashed and placed in a segregated account at Somerset Savings Bank, or in our discretion at another insured depositor institution, and will earn interest at Somerset Savings Bank’s passbook savings rate from the date payment is processed until the offering is completed or terminated.

We will have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe at any time before 48 hours before the completion of the offering. This payment may be made by wire transfer.

Our employee stock ownership plan will not be required to pay for any shares purchased in the offering until consummation of the offering; provided there is a loan commitment from an unrelated financial institution or SR Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) plan purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering.

Regulations prohibit Somerset Savings Bank from knowingly lending funds or extending credit to any persons to purchase shares of common stock in the offering. Cash and wire transfers will not be accepted. Additionally, you may not use a check drawn on a Somerset Savings Bank line of credit, and we will not accept third-party checks of any type (a check written by someone other than you) payable to you and endorsed over to SR Bancorp. You may not designate on your stock order form a direct withdrawal from a Somerset Savings Bank retirement account. See “—Using Individual Retirement Account Funds” for information on using such funds. Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by the expiration date, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

Using Individual Retirement Account Funds. If you are interested in using funds in your IRA or other retirement account to purchase shares of common stock in the stock offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, Somerset Savings Bank retirement accounts are not capable of holding common stock. Therefore, if you wish to use funds that are currently in a retirement account held at Somerset Savings Bank, you may not designate on the stock order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the IRA custodian of your choice. You may, but are under no obligation to, select KBW or one of its affiliated broker dealers, Stifel, Nicolaus & Company, Incorporated (“SN”) or Century Securities Associates (“CSA”) as your IRA or other retirement account custodian. If you do purchase shares of SR Bancorp common stock using funds from a KBW, SN or CSA IRA account, you acknowledge that KBW, SN or CSA, as applicable, did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRA accounts, KBW, SN and CSA do not receive additional fees or compensation as a result of the purchase of SR Bancorp common stock through a KBW, SN or CSA IRA or other retirement account. There will be no early withdrawal or IRS interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Somerset Savings Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks before the [expiration date] offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock. All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a state of the United States with respect to which any of the following apply:

1.	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state;

2.

the offer or sale of shares of common stock to such persons would require us or our employees to register, under the securities laws of such state, as a broker or dealer or to register or otherwise qualify our securities for sale in such state; or

3.	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Applicable banking regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you cannot add the name(s) of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before completion of the stock offering.

We will pursue any and all legal and equitable remedies if we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion or stock offering, please call our Stock Information Center toll free, at [Stock center number]. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on bank holidays.

How We Determined the Offering Range and the $10.00 Purchase Price

The plan of conversion and applicable regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial to prepare the independent appraisal. RP Financial will receive fees totaling $165,000 for the preparation and delivery of the original appraisal report, plus reimbursement of reasonable out-of-pocket expenses, $25,000 for the preparation and delivery of each required updated appraisal report and up to $25,000 for preparation of the pro forma tables in conjunction with the appraisal engagement. We paid RP Financial $22,400 in fees during the year ended June 30, 2022 for Board of Director education. We have agreed to indemnify RP Financial and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial’s bad faith or negligence.

The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the consolidated financial statements of Somerset Savings Bank that appear starting on page F-1 of this prospectus and the consolidated financial statements of Regal Bancorp that appear starting on page G-1 of this prospectus. RP Financial prepared the appraisal taking into account the pro forma impact of the offering, as well as the Merger. RP Financial also considered the following factors, among others:

•	the impact of the Merger of Regal Bancorp and SR Bancorp;

•

our historical, present and projected operating results and financial condition and the economic and demographic characteristics of our market area on a combined basis factoring in completion of the Merger;

•	the effect of the capital raised in this offering on our net worth and earnings potential;

•

a comparative evaluation of the operating and financial statistics of Somerset Savings Bank with a peer group of 10 publicly traded savings banks and savings association holding companies that RP Financial considers comparable to SR Bancorp on a pro forma basis;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	our proposed dividend policy.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan holding companies that RP Financial considered comparable to SR Bancorp under regulatory guidelines applicable to the independent valuation. Under these guidelines, at least ten peer group companies are required to be selected from the universe of all publicly-traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies were also required to be traded on an exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for SR Bancorp consisted of companies that were not subject to an actual or rumored acquisition and that had been in stock form for at least one year.

Consistent with regulatory appraisal guidelines, the appraisal applied three primary methodologies: (1) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (2) the pro forma price-to-earnings approach applied to reported and core earnings; and (3) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial did not consider a pro forma price-to-assets approach to be as meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price-to-assets approach is less meaningful for a company like SR Bancorp, as Somerset Savings Bank has equity in excess of regulatory capital requirements and positive reported and core earnings.

RP Financial advised the Board of Directors that the valuation analysis took into consideration that relative to the peer group, an adjustment was applied for financial condition, and for profitability, growth and viability of earnings and dividends. RP Financial made no adjustments for: (1) asset growth; (2) primary market area; (3) liquidity of the shares; (4) marketing of the issue; (5) management; and (6) effect of government regulations and regulatory reform.

Included in RP Financial’s independent valuation were certain assumptions as to the pro forma earnings of SR Bancorp after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return of 2.26% at June 30, 2022 on the net offering proceeds and purchases in the open market of common stock by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Merger” for additional information concerning assumptions included in the independent valuation and used in preparing pro forma data. The use of different assumptions may yield different results.

The independent valuation states that as of September 19, 2022, the estimated pro forma market value of SR Bancorp was $133.3 million (inclusive of the shares to be contributed to the Somerset Regal Charitable Foundation). Based on applicable regulations, this market value forms the midpoint of a range with a minimum of $70.1 million and a maximum of $109.1 million. Our Board of Directors determined that the common stock should be sold at $10.00 per share. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual holding company and standard stock conversion offerings by savings banks. Therefore, based on the valuation range, the number of shares of SR Bancorp common stock that will be sold in the offering will range from 7,012,500 shares to 9,487,500 shares. If demand for the shares or market conditions warrant, our appraised value can be increased by up to 15%, which would result in an appraised value of $167.1 million and an offering of 10,910,625 shares of common stock.

We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The offering price of $10.00 per share will remain fixed.

The Board of Directors of Somerset Savings Bank reviewed the independent valuation and, in particular, considered the following:

•	Somerset Savings Bank’s financial condition and results of operations;

•	a comparison of financial performance ratios of Somerset Savings Bank to those of other financial institutions of similar size; and

•	market conditions generally and in particular for financial institutions.

All of these factors are set forth in the independent valuation. The Board of Directors also reviewed the methodology and the assumptions used by RP Financial to prepare the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the NJDBI and the Federal Reserve as a result of subsequent developments in the financial condition of Somerset Savings Bank or market conditions generally.

The appraisal is based in part on Somerset Savings Bank’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, the Merger with Regal Bancorp, the contribution of shares to a charitable foundation and an analysis of a peer group of ten (10) publicly-traded subsidiary companies of mutual holding companies that RP Financial considers comparable to SR Bancorp The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market.

Company Name	Ticker Symbol	Headquarters	Total Assets
			(Dollars in millions)
Affinity Bancshares, Inc.	AFBI	Covington, GA	$767
ESSA Bancorp, Inc.	ESSA	Stroudsburg, PA	1,846
HMN Financial, Inc.	HMNF	Rochester, MN	1,082
Home Federal Bancorp, Inc. of Louisiana	HFBL	Shreveport, LA	590
IF Bancorp, Inc.	IROQ	Watseka, IL	858
HV Bancorp, Inc.	HVBC	Doylestown, PA	571
Magyar Bancorp, Inc.	MGYR	New Brunswick, NJ	791
Northeast Community Bancorp, Inc.	NECB	White Plains, NY	1,222
Provident Bancorp, Inc.	PVBC	Amesbury, MA	1,788
William Penn Bancorporation	WMPN	Bristol, PA	880

The following table presents a summary of selected pricing ratios for SR Bancorp, for the peer group companies and for all publicly traded thrifts as presented in the RP Financial appraisal. Compared to the median pricing ratios of the peer group, SR Bancorp’s pro forma pricing ratios at the maximum of the offering range indicated a premium of 63.6% on a price-to-core earnings basis and a discount of 36.0% on a price-to-tangible book value basis.

	Price to Core Earnings Multiple(1)	Price to Book Value Ratio(2)	Price to Tangible Book Value Ratio(2)
SR Bancorp (pro forma):
Minimum	16.22x	54.05%	59.35%
Midpoint	17.95x	57.11%	62.42%
Maximum	20.11x	60.86%	66.14%
Adjusted maximum	22.06x	63.69%	68.92%
Peer Group:
Average	12.80x	99.51%	102.24%
Median	12.29x	95.69%	103.32%
All publicly-traded thrifts:
Average	14.33x	98.19%	108.28%
Median	12.14x	91.89%	101.02%

(1)	Ratios are based on earnings for the 12 months ended June 30, 2022 and share prices as of September 19, 2022.
(2)	Ratios are based on book value as of June 30, 2022 and share prices as of September 19, 2022.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial did not independently verify our consolidated financial statements that appear starting on page F-1 of this prospectus and other information that we provided to them, nor did RP Financial independently value our assets or liabilities. The independent valuation considers Somerset Savings Bank as a going concern and should not be considered as an indication of the liquidation value of Somerset Savings Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the offering range to more than $109.1 million and a corresponding increase in the offering range to more than 10,910,625 shares, or a decrease in the minimum of the offering range to less than $70.1 million and a corresponding decrease in the offering range to less than 7,012,500 shares, then we will promptly return with interest at 0.05% per annum all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after receiving the approval of the NJDBI, the FDIC and the Federal Reserve, we may terminate the plan of conversion. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the NJDBI, the FDIC and the Federal Reserve to complete the offering. If we extend the offering and conduct a resolicitation due to a change in the independent valuation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Extensions may not conclude beyond a date that is 90 days after the date on which the NJDBI and the FDIC approved the plan of reorganization, unless the NJDBI and FDIC approves an extension of the stock offering. The plan of conversion will terminate if the conversion and offering are not completed by [•], 2025, which is two years after the NJDBI approved the plan of conversion.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and SR Bancorp’s pro forma earnings and shareholders’ equity on a per share basis while increasing shareholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and SR Bancorp’s pro forma earnings and shareholders’ equity on a per share basis, while decreasing shareholders’ equity on an aggregate basis.

A copy of the independent valuation report of RP Financial, together with the detailed memorandum setting forth the method and assumptions used in the appraisal report, is filed as an exhibit to each of the documents specified under “Where You Can Find Additional Information.”

Certain Restrictions on Purchase or Transfer of Shares After the Conversion Applicable to Officers and Directors

Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers. All shares of common stock purchased in the offering by our directors or executive officers, as well as their associates, generally may not be sold for one year following the closing of the conversion, except upon the death of the director or executive officer. Each statement of ownership for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to SR Bancorp’s transfer agent to the effect that any transfer within this time period of record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the restricted stock will be similarly restricted. The directors and executive officers of SR Bancorp and Somerset Savings Bank also will be restricted by the insider trading rules promulgated pursuant to the Exchange Act.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Federal Reserve, the FDIC and/or the NJDBI. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock-based benefit plan or any of our tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any restricted stock plans.

Federal regulations prohibit SR Bancorp from repurchasing its shares of common stock during the first year following the reorganization unless compelling business reasons exist for such repurchases, or to fund stock equity plans that have been ratified by shareholders (with regulatory approval) or tax-qualified employee stock benefit plans. In addition, the repurchase of shares of common stock is subject to Federal Reserve policy related to repurchases of shares by bank holding companies.

Material Income Tax Consequences

Consummation of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal income taxation that the conversion will not be a taxable transaction to Somerset Savings Bank or SR Bancorp, Eligible Account Holders, Supplemental Eligible Account Holders, and Voting Members of Somerset Savings Bank. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the IRS or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that SR Bancorp or Somerset Savings Bank would prevail in a judicial proceeding.

Somerset Savings Bank and SR Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.	The conversion of Somerset Savings Bank to a New Jersey-chartered stock savings bank will qualify as a tax-free reorganization within the meaning of Internal Revenue Code Section 368(a)(1)(F).

2.

No gain or loss will be recognized by Somerset Savings Bank as a New Jersey-chartered stock savings bank on the receipt of money from SR Bancorp in exchange for its shares or by SR Bancorp upon receipt of money from the sale of SR Bancorp Common Stock. (Section 1032(a) of the Internal Revenue Code).

3.

The assets of Somerset Savings Bank will have the same basis in the hands of Somerset Savings Bank as they had in the hands of Somerset Savings Bank immediately prior to the conversion. The holding period of Somerset Savings Bank’s assets to be received by Somerset Savings Bank will include the period during which the assets were held by Somerset Savings Bank prior to the conversion. (Sections 362(b) and 1223(2) of the Internal Revenue Code).

4.

No gain or loss will be recognized by the account holders of Somerset Savings Bank upon the issuance to them of withdrawable deposit accounts in Somerset Savings Bank as a New Jersey-chartered stock savings bank in the same dollar amount and under the same terms as their deposit accounts in Somerset Savings Bank and no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon receipt by them of an interest in the liquidation account of Somerset Savings Bank as a New Jersey-chartered stock savings bank, in exchange for their ownership interests in Somerset Savings Bank. (Section 354(a) of the Internal Revenue Code).

5.

The basis of the account holders’ deposit accounts in Somerset Savings Bank will be the same as the basis of their deposit accounts in Somerset Savings Bank surrendered in exchange therefor. The basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interests in the liquidation account of Somerset Savings Bank as a New Jersey-chartered stock savings bank will be zero, that being the cost of such property.

6.

It is more likely than not that the fair market value of the nontransferable subscription rights will be zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Voting Members upon distribution to them of nontransferable subscription rights to purchase shares of SR Bancorp common stock. (Rev. Rul. 56-572, 1956-2 C.B. 182).

7.

It is more likely than not that the basis of the SR Bancorp common stock to its shareholders will be the purchase price thereof. (Section 1012 of the Internal Revenue Code). The shareholder’s holding period will commence upon the exercise of the subscription rights. (Section 1223(6) of the Internal Revenue Code).

In the view of RP Financial (who is acting as independent appraiser of the value of the shares of SR Bancorp common stock in connection with the conversion), which view is not binding on the IRS, the subscription rights do not have any value for the reasons set forth in paragraph 6, above. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Voting Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible

Account Holders, Supplemental Eligible Account Holders and Voting Members who exercise the subscription rights in an amount equal to their value, and SR Bancorp could recognize gain on a distribution. Eligible account holders, Supplemental Eligible Account Holders and Voting Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The IRS has announced that it will not issue private letter rulings with respect to the issue of whether nontransferable rights have value. Unlike private letter rulings, an opinion of counsel or the view of an independent appraiser is not binding on the IRS and the IRS could disagree with the conclusions reached therein. Depending on the conclusion or conclusions with which the IRS disagrees, the IRS may take the position that the transaction is taxable to any one or more of Somerset Savings Bank, SR Bancorp and the Eligible Account Holders, Supplemental Eligible Account Holders and Voting Members who exercise their subscription rights. In the event of a disagreement, there can be no assurance that SR Bancorp or Somerset Savings Bank would prevail in a judicial or administrative proceeding.

The opinion of Luse Gorman, PC, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed conversion and stock offering, but those rulings may not be cited as precedent by any taxpayer other than the taxpayer to whom a ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Baker Tilly US, LLP that the New Jersey income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the SEC as exhibits to SR Bancorp’s registration statement.

Liquidation Rights

In the unlikely event of a complete liquidation of Somerset Savings Bank before the conversion, all claims of creditors of Somerset Savings Bank, including those of depositors of Somerset Savings Bank (to the extent of their deposit balances), would be paid first. Then, if there were any assets of Somerset Savings Bank remaining, depositors of Somerset Savings Bank would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Somerset Savings Bank immediately before liquidation. In the unlikely event that Somerset Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of a “liquidation account” to certain Eligible Account Holders and Supplemental Eligible Account Holders, with any assets remaining thereafter distributed to SR Bancorp as the sole shareholder of Somerset Savings Bank’s capital stock. Pursuant to conversion regulations, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in these types of transactions, the liquidation account would be assumed by the surviving institution.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the total equity of Somerset Savings Bank as of the date of its latest balance sheet contained in this prospectus.

The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with Somerset Savings Bank after the conversion with a liquidation interest in the unlikely event of the complete liquidation of Somerset Savings Bank after the conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at Somerset Savings Bank, would be entitled, on a complete liquidation of Somerset Savings Bank after the conversion, to an interest in the liquidation account before any payment to the shareholders of SR Bancorp. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including without limitation savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Somerset Savings Bank on June 30, 2021 and [●], 2023, respectively. Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on June 30, 2021 or [●], 2023, respectively, bears to the balance of all deposit accounts in Somerset Savings Bank on such dates.

If, however, on any annual closing date commencing on or after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on June 30, 2021 or [●], 2023, as applicable, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such Eligible Account Holder and Supplemental Eligible Account Holder. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to SR Bancorp as the sole shareholder of Somerset Savings Bank.

SOMERSET REGAL CHARITABLE FOUNDATION

General

In furtherance of our commitment to the communities in our market area, the plan of conversion provides that we will establish a new charitable foundation, Somerset Regal Charitable Foundation, Inc., as a non-stock, nonprofit Delaware corporation in connection with the offering. The charitable foundation will be funded with cash and shares of our common stock. By further enhancing our visibility and reputation in the communities within our market area, we believe the charitable foundation will enhance the long-term value of Somerset Savings Bank’s community banking franchise. The offering presents us with a unique opportunity to provide a substantial and continuing benefit to these communities through the charitable foundation. The establishment and funding of the charitable foundation is subject to regulatory approval and approval by the members of Somerset Savings Bank.

Purpose of the Charitable Foundation

In connection with the closing of the offering, we intend to contribute to the charitable foundation in cash ranging from $701,250 at the minimum of the valuation range to $1,019,063 at the adjusted maximum of the valuation range and shares of common stock (representing in the aggregate 6.0% of the value of the common stock of Somerset Regal Bancorp that will be sold in the offering, but excluding shares to be issued in the Merger). The purpose of the charitable foundation is to provide financial support to charitable organizations in our market area and to enable the communities that we serve to share in our long-term growth. Somerset Regal Charitable Foundation will be dedicated completely to community activities and the promotion of charitable causes and may be able to support those activities in ways that are not presently available to us. Somerset Regal Charitable Foundation may also support our ongoing obligations to our communities under the Community Reinvestment Act. Somerset Savings Bank received a satisfactory rating in its most recent Community Reinvestment Act examination by the FDIC.

Funding Somerset Regal Charitable Foundation with shares of our common stock is also intended to allow our community to share in our potential growth and success after the offering is completed because the charitable foundation will benefit directly from any increases in the value of our shares of common stock. In addition, the charitable foundation will maintain close ties with Somerset Savings Bank, thereby forming a partnership within the communities in which Somerset Savings Bank operates.

Structure of the Charitable Foundation

Somerset Regal Charitable Foundation will be incorporated under Delaware law as a non-stock, nonprofit corporation. The certificate of incorporation of Somerset Regal Charitable Foundation will provide that the corporation is organized exclusively for charitable purposes set forth in Section 501(c)(3) of the Internal Revenue Code. The certificate of incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its members (i.e., directors) or officers or to private individuals.

Somerset Regal Charitable Foundation will be governed by a Board of Directors, initially consisting of Messrs. Taylor and Pribula and at least one other individual. We are required to select one person to service on the initial Board of Directors who is not one of our officers or directors and who is from the local community who should have experience with local charitable organizations and grant making. For five years after the offering, one seat on the charitable foundation’s Board of Directors will be reserved for a person from our local community who should have experience with charitable organizations and grant making and who is not one of our officers, directors or employees, and at least one seat on the charitable foundation’s Board of Directors will be reserved for one of Somerset Savings Bank’s directors or to private individuals.

The Board of Directors of Somerset Regal Charitable Foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the charitable foundation will be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of the charitable foundation also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of our common stock held by the charitable foundation. However, as required by applicable regulations, all shares of our common stock held by the charitable foundation must be voted in the same ratio as all other shares of our common stock on all proposals considered by our shareholders.

Somerset Regal Charitable Foundation’s place of business will be located at our administrative offices. The Board of Directors of the charitable foundation will appoint its officers and retain employees necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and applicable banking regulations governing transactions between Somerset Savings Bank and the charitable foundation.

Somerset Regal Charitable Foundation will generally receive working capital from the initial cash contribution and:

(1)	Dividends, if any, paid in the future on our shares of common stock;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock owned by the charitable foundation; and

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, Somerset Regal Charitable Foundation will generally be required to annually distribute grants or donations equal to at least 5% of the average fair market value of its net investment assets.

Tax Considerations

We believe Somerset Regal Charitable Foundation should qualify as an exempt organization under Section 501(c)(3) of the Internal Revenue Code and will be classified as a private foundation. If Somerset Regal Charitable Foundation files its application for tax-exempt status within 27 months of the last day of the month in which it was organized, and provided the IRS approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization. We have not received a tax opinion as to whether Somerset Regal Charitable Foundation’s tax-exempt status will be affected by the regulatory requirement that all shares of our common stock held by the charitable foundation must be voted in the same ratio as all other outstanding shares of our common stock on all proposals considered by our shareholders.

We believe our contribution of shares of our common stock to Somerset Regal Charitable Foundation should not constitute an act of self-dealing and that we should be entitled to a tax deduction in the amount of the contribution of cash and the fair market value of the stock (at the time of the contribution) less any nominal amount that the charitable foundation is required to pay us for the stock. We are permitted to deduct for charitable purposes only an amount equal to 10.0% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to Somerset Regal Charitable Foundation. We estimate that substantially all of the contribution should be deductible over the six-year period (i.e., the year in which the contribution is made and the succeeding five-year period). However, we do not have any assurance that the contribution will be tax-deductible. In that event, our contribution to Somerset Regal Charitable Foundation would be expensed without a tax benefit, resulting in a reduction in earnings in the year that determination is made. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any decision to make additional contributions to Somerset Regal Charitable Foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our shareholders and depositors, and the financial condition and operations of the foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%, although we expect to qualify for a lower special rate of 1.0%. Somerset Regal Charitable Foundation will be required to file an annual return with the IRS within four and one-half months after the close of its fiscal year. Somerset Regal Charitable Foundation will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Charitable Foundation

Our banking regulators require that, before our Board of Directors approved the plan of conversion, the Board of Directors had to identify its members that will serves on the charitable foundation’s board and these directors could not participate in our board’s discussions concerning contributions to the charitable foundation, and could not vote on the matter. Our Board of Directors complied with this regulation in approving the plan of conversion.

The NJDBI, the FDIC and the Federal Reserve will generally not object if a well-capitalized savings bank contributes to a charitable foundation an aggregate amount of 8% or less of the proceeds raised or shares issued in an offering. Somerset Savings Bank qualifies as a well-capitalized savings bank for purposes of this limitation, and the contribution to the charitable foundation will not exceed this limitation.

Applicable regulations impose the following additional requirements on the establishment of the charitable foundation:

•	the charitable foundation’s primary purpose must be to serve and make grants in our local community;

•	our banking regulations may examine the charitable foundation at the foundation’s expense;

•	the charitable foundation must comply with all supervisory directives imposed by our banking regulators;

•	the charitable foundation must provide annually to our banking regulations a copy of the annual report that the charitable foundation submits to the IRS;

•	the charitable foundation must operate according to written policies adopted by its Board of Directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the charitable foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our shareholders.

RESTRICTIONS ON ACQUISITION OF SR BANCORP AND SOMERSET SAVINGS BANK, SLA

Although the Board of Directors of SR Bancorp is not aware of any effort that might be made to obtain control of SR Bancorp after the conversion, the Board of Directors believes that it is appropriate to include certain provisions as part of SR Bancorp’s articles of incorporation and bylaws to protect the interests of SR Bancorp and its shareholders from takeovers which our Board of Directors might conclude are not in the best interests of Somerset Savings Bank, SR Bancorp or SR Bancorp’s shareholders.

The following discussion is a general summary of the material provisions of SR Bancorp’s articles of incorporation and bylaws, Maryland general corporation law, and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in SR Bancorp’s articles of incorporation and bylaws, reference should be made in each case to the document in question, each of which is part of Somerset Savings Bank’s applications as filed with the FDIC and the NJDBI, SR Bancorp’s registration statement filed with the SEC and SR Bancorp’s holding company application filed with the Federal Reserve and the NJDBI. See “Where You Can Find Additional Information.”

SR Bancorp’s Articles of Incorporation and Bylaws

SR Bancorp’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of SR Bancorp more difficult.

Directors. SR Bancorp’s Board of Directors is divided into three classes, with the members of each class of directors serving staggered three-year terms. SR Bancorp’s bylaws provide that SR Bancorp will have the number of directors as fixed by its Board of Directors. SR Bancorp currently has six directors. This number will change to nine upon the consummation of the acquisition of Regal Bancorp, when three current directors of Regal Bancorp are appointed to the Board of Directors of SR Bancorp.

Evaluation of Offers. The articles of incorporation of SR Bancorp provide that its Board of Directors, when evaluating a transaction that would or may involve a change in control of SR Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of SR Bancorp and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon SR Bancorp’s shareholders, including shareholders, if any, who do not participate in the transaction;

•

the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, SR Bancorp and its subsidiaries and on the communities in which SR Bancorp and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of SR Bancorp;

•	whether a more favorable price could be obtained for SR Bancorp’s stock or other securities in the future;

•

the reputation and business practices of the other entity to be involved in the transaction, including its management and affiliates, and how they would affect the employees of SR Bancorp and its subsidiaries;

•	the future value of the stock or any other securities of SR Bancorp or the other entity to be involved in the proposed transaction;

•	any anti-trust or other legal and regulatory issues that are raised by the proposal;

•

the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•

the ability of SR Bancorp to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the Board of Directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Call of Special Meetings. SR Bancorp’s bylaws provide that special meetings of shareholders may be called by the President, the Chief Executive Officer, the Chairperson of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that SR Bancorp would have if there were no vacancies on the Board of Directors. In addition, special meetings of the shareholders shall be called by the Secretary at the request of shareholders only on the written request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who owns more than 10.0% of then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10.0% limit. The 10% limit does not apply if, before the shareholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the Board of Directors before the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office. SR Bancorp’s articles of incorporation provide that directors may be removed from office only for cause and only by the vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors, (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Shareholder Nominations and Proposals. The bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to SR Bancorp between 90 and 120 days before the anniversary date of the proxy statement relating to the previous year’s annual meeting. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to shareholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, then shareholders must submit written notice to SR Bancorp no later than 10 days following the day on which public disclosure of the date of the meeting is first made. Shareholder submissions regarding nominations or business proposals must contain certain information as set forth in the bylaws.

Authorized but Unissued Shares. After the conversion, SR Bancorp will have authorized but unissued shares of common and preferred stock. See “Description of SR Bancorp Capital Stock.” The articles of incorporation authorize 50,000,000 shares of common stock and 5,000,000 shares of serial preferred stock. SR Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, and relative preferences, limitations as to dividends, voting rights, and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the total number of directors may, without action by the shareholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that SR Bancorp has the authority to issue. If there is a proposed merger, tender offer or other attempt to gain control of SR Bancorp that the Board of Directors does not approve, it would be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of SR Bancorp. The Board of Directors has no present plan or understanding to issue any preferred stock.

Filling Vacancies on the Board of Directors. Pursuant to SR Bancorp’s articles of incorporation, vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

Amendments to Articles of Incorporation and Bylaws. Generally, SR Bancorp’s articles may be amended by the approval of at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of SR Bancorp entitled to vote on the matter, except that the proposed amendment of any provision of the articles of incorporation need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of SR Bancorp entitled to vote on the matter if the amendment of such provision is approved by at least two-thirds of the Board of Directors.

SR Bancorp’s bylaws may be amended either by a majority of the Board of Directors, or by an 80% vote of SR Bancorp’s shareholders, voting together as a single class.

Maryland Corporate Law

Business Combinations. Under Maryland law, “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. A person is not an interested shareholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested shareholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation excluding shares held by the interested shareholder with whom the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if the corporation’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Maryland Control Share Acquisition Statute. Maryland General Corporation Law contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation.

A corporation may, however, opt out of the control share statute through an articles or bylaw provision, which SR Bancorp has done pursuant to its bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of SR Bancorp common stock. Though not expected, SR Bancorp could decide to become subject to the Maryland control share acquisition statute by amending its bylaws to eliminate the opt-out provision.

Conversion Regulations

Conversion regulations provide that, except with the prior written approval of the Federal Reserve, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10.0% of the outstanding stock of the institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve has been given 60 days’ prior written notice and has not disapproved the proposed acquisition. The Federal Reserve considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with SR Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve.

DESCRIPTION OF SR BANCORP CAPITAL STOCK

General

SR Bancorp is authorized to issue 55,000,000 shares, of which 50,000,000 shares are common stock having a par value of $0.01 per share and 5,000,000 shares are preferred stock having a par value of $.01 per share. Each share of SR Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. SR Bancorp will not issue any shares of preferred stock in the offering.

The common stock of SR Bancorp represents non-withdrawable capital, is not an account of any type, and is not insured by the FDIC or any other government agency.

Common Stock

Dividends. SR Bancorp may pay dividends on its common stock if, after giving effect to such distribution, (1) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (2) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference upon dissolution. The holders of common stock of SR Bancorp will be entitled to receive and share equally in dividends declared by the Board of Directors of SR Bancorp. If SR Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. After the offering, the holders of common stock of SR Bancorp will possess exclusive voting rights in SR Bancorp. They will elect SR Bancorp’s Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Except as discussed in “Restrictions on Acquisition of SR Bancorp and Somerset Savings Bank, SLA,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of then-outstanding shares of SR Bancorp’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If SR Bancorp issues preferred stock, holders of SR Bancorp preferred stock may also possess voting rights. See “Restrictions on Acquisition of SR Bancorp and Somerset Savings Bank, SLA” for additional information regarding voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Somerset Savings Bank, SR Bancorp, as the sole holder of Somerset Savings Bank’s capital stock, would be entitled to receive all of Somerset Savings Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Somerset Savings Bank, including all deposit accounts and accrued interest. Upon any liquidation, dissolution or winding up of SR Bancorp, the holders of its common stock would be entitled to receive after payment or provision for payment of all its debts and liabilities all of the assets of SR Bancorp available for distribution. If SR Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of SR Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Dissenters’ Rights of Appraisal. SR Bancorp’s articles of incorporation provide that SR Bancorp’s shareholders will not be entitled to dissenters’ rights of appraisal with respect to a merger or consolidation of SR Bancorp with another corporation unless the Board of Directors determines by a resolution approved by a majority of directors then in office that dissenters’ rights will apply to all or any classes of stock.

Preferred Stock

SR Bancorp will not issue any preferred stock in the offering and it has no current plans to issue any preferred stock after the offering. Preferred stock may be issued with designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be [●].

LEGAL MATTERS

The legality of our common stock and the federal tax consequences of the conversion and offering has been passed upon for us by Luse Gorman, PC, Washington, D.C. The state tax consequences of the conversion and offering has been opined upon by Baker Tilly US, LLP, Iselin, New Jersey. Certain legal matters will be passed upon for KBW by Kilpatrick Townsend & Stockton LLP, Washington, D.C.

EXPERTS

The Consolidated Financial Statements of Somerset Savings Bank as of and for the year ended June 30, 2022 and June 30, 2021 included in this prospectus have been so included herein in reliance upon the report of Baker Tilly US, LLP, an independent registered public accounting firm, which is included herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Regal Bancorp, Inc. and subsidiary as of and for the years ended December 31, 2021 and December 31, 2020 included in this prospectus have been so included in reliance on the report of Baker Tilly US, LLP, independent registered public accounting firm, which is included herein, and upon the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the publication herein of the summary of its report to SR Bancorp setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letter with respect to subscription rights.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

SR Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report, which is an exhibit to the registration statement, can be examined without charge through the SEC’s web site (www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including SR Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

We have filed an application with the NJDBI with respect to the conversion. This prospectus omits certain information contained in such application. The non-confidential portions of the application may be inspected, without charge, at the offices of the NJDBI, 20 West State Street, Trenton, New Jersey 08625. The plan of conversion is available, upon request, at each of Somerset Savings Bank’s offices.

Somerset Savings Bank has filed a notice with the FDIC a notice with respect to the reorganization and offering. This prospectus omits certain information contained in such notice. The notice may be inspected, without charge, at the offices of the Regional Director of the Federal Deposit Insurance Corporation, 350 Fifth Avenue, Suite 1200, New York, New York 10118-0110.

SR Bancorp has filed with the Federal Reserve an application with respect to its acquisition of Somerset Savings Bank. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Federal Reserve, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

In connection with the stock offering, SR Bancorp will register its common stock under Section 12(b) of the Exchange Act and, upon such registration, SR Bancorp and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the plan of conversion, SR Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the stock offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

SOMERSET SAVINGS BANK, SLA

* * *

Separate financial statements for SR Bancorp, Inc. have not been included in this prospectus because SR Bancorp, Inc. has not engaged in any significant activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statement or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stakeholders and the Board of Directors of Somerset Savings Bank, S.L.A. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Somerset Savings Bank, S.L.A. and Subsidiaries (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of income, comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have not been able to determine the specific year that we began serving as the Company’s auditor; however, we are aware that we have served as the Company’s auditor since at least 1994.

Baker Tilly US, LLP
Iselin, New Jersey
October 21, 2022

Somerset Savings Bank, SLA and Subsidiaries

Consolidated Statements of Financial Condition

June 30, 2022 and 2021

(Dollars in Thousands)

	2022	2021
Assets
Cash and due from banks	$7,557	$7,436
Interest-bearing deposits at other banks	27,787	49,315

Total cash and cash equivalents	35,344	56,751

Securities available-for-sale, at fair value	47,857	47,098
Securities held-to-maturity	192,903	193,252
Equity securities, at fair value	19	27
Loans receivable, net of allowance of $1,116 and $1,116, respectively	334,558	306,798
Premises and equipment, net	3,443	3,511
Restricted equity securities, at cost	702	635
Accrued interest receivable	1,068	1,039
Bank owned life insurance	28,056	27,441
Other assets	4,681	2,806

Total assets	$648,631	$639,358

Liabilities and Equity

Liabilities
Deposits:
Noninterest-bearing	$43,722	$39,645
Interest-bearing	478,350	470,348

Total deposits	522,072	509,993
Advance payments by borrowers for taxes and insurance	4,068	3,686
Other liabilities	4,260	3,736

Total liabilities	530,400	517,415

Equity
Retained earnings	125,546	123,675
Accumulated other comprehensive loss	(7,315)	(1,732)

Total equity	118,231	121,943

Total liabilities and equity	$648,631	$639,358

See notes to consolidated financial statements

Somerset Savings Bank, SLA and Subsidiaries

Consolidated Statements of Income

Years Ended June 30, 2022 and 2021

(Dollars in Thousands)

	2022	2021
Interest Income
Loans, including fees	$9,302	$9,527
Securities, taxable	4,003	3,583
Other	127	70

Total interest income	13,432	13,180

Interest Expense
Deposits:
Demand	88	78
Savings and time	1,447	2,337

Total interest expense	1,535	2,415
Net Interest Income	11,897	10,765
Provision for Loan Losses	—	—

Net Interest Income After Provision For Loan Losses	11,897	10,765

Noninterest Income
Service charges and fees	688	533
Increase in cash surrender value of bank owned life insurance	622	618
Fees and service charges on loans	21	9
Unrealized (loss) gain on equity securities	(8)	27
Other	28	25

Total noninterest income	1,351	1,212

Noninterest Expense
Salaries and employee benefits	6,365	6,061
Occupancy	710	807
Furniture and equipment	1,737	1,841
Advertising	266	167
FDIC premiums	151	144
Directors fees	297	282
Professional fees	412	313
Insurance	168	150
Telephone, postage and supplies	323	303
Other	585	514

Total noninterest expense	11,014	10,582

Income Before Income Tax Expense	2,234	1,395
Income Tax Expense	363	145

Net Income	$1,871	$1,250

See notes to consolidated financial statements

Somerset Savings Bank, SLA and Subsidiaries

Consolidated Statements of Comprehensive (Loss) Income

Years Ended June 30, 2022 and 2021

(Dollars in Thousands)

	2022	2021
Net Income	$1,871	$1,250

Other Comprehensives Income
Unrealized holding (losses) gains on securities available-for-sale, net of income tax (benefit) expense of $(1,353) and $(249), respectively, (a)	(3,865)	(713)
Change in defined pension plan for unrealized actuarial gains (losses) net of income tax expense (benefit) of $561 and $169, respectively, (b)	(1,718)	394

Total other comprehensive (loss) income	(5,583)	(319)

Total comprehensive (loss) income	$(3,712)	$931

(a)	Income tax amounts on unrealized holding (losses) gains on securities available-for-sale are included in the net deferred tax asset described in Note 9.
(b)	Income tax amounts on the change in the defined benefit pension plan for unrealized actuarial gains (losses) are included in the net deferred tax asset described in Note 9.

See notes to consolidated financial statements

Somerset Savings Bank, SLA and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended June 30, 2022 and 2021

(Dollars in Thousands)

	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, July 1, 2020	$122,425	$(1,413)	$121,012
Net income	1,250	—	1,250
Other comprehensive loss, net of tax	—	(319)	(319)

Balance, June 30, 2021	$123,675	$(1,732)	$121,943
Net income	1,871	—	1,871
Other comprehensive loss, net of tax	—	(5,583)	(5,583)

Balance, June 30, 2022	$125,546	$(7,315)	$118,231

See notes to consolidated financial statements

Somerset Savings Bank, SLA and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended June 30, 2022 and 2021

(Dollars in Thousands)

	2022	2021
Cash Flows from Operating Activities
Net income	$1,871	$1,250
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	—
Depreciation	395	452
Deferred income tax (benefit) expense	264	(6)
Net amortization of premiums and discounts on securities	687	628
Net amortization of deferred loan fees, costs and discounts	434	893
Increase in cash surrender value of bank owned life insurance	(622)	(618)
Unrealized loss (gain) on equity securities	8	(27)
(Increase) decrease in:
Accrued interest receivable	(29)	(35)
Other assets	(218)	(403)
Other liabilities	(1,755)	252

Net cash provided by operating activities	1,035	2,386

Cash Flows from Investing Activities
Proceeds from maturities and principal repayments of securities available-for-sale	13,705	19,920
Purchase of securities held-to-maturity	(34,911)	(154,826)
Purchase of securities available-for-sale	(19,875)	—
Proceeds from maturities and principal repayments of securities held-to-maturity	34,766	43,838
Net decrease in loans receivable	(28,194)	19,386
Purchase of premises and equipment	(327)	(240)
Purchase of bank owned life insurance	—	—
Purchase of restricted equity securities	(67)	(28)

Net cash used in investing activities	(34,903)	(71,950)

Cash Flows from Financing Activities
Net increase in interest bearing deposits	8,002	26,713
Net increase in non-interest bearing deposits	4,077	2,064
Net decrease in advance payments by borrowers for taxes and insurance	382	(126)

Net cash provided by financing activities	12,461	28,651

Net decrease in cash and cash equivalents	(21,407)	(40,913)
Cash and Cash Equivalents, Beginning of Year	56,751	97,664

Cash and Cash Equivalents, End of Year	$35,344	$56,751

Supplementary Cash Flow Information
Interest paid	$1,535	$2,415

Income taxes paid	$370	$100

See notes to consolidated financial statements

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

1.	Summary of Significant Accounting Policies

Business

Somerset Savings Bank, SLA has been serving the communities of Somerset, Middlesex, Hunterdon and Essex counties in New Jersey since 1887. The bank is a New Jersey chartered savings bank subject to the laws and regulations of federal and state agencies. A locally managed community bank, Somerset Savings Bank, SLA provides customary retail and commercial banking services to individuals, businesses and local municipalities through its 7 full-service branch locations.

Principles of Consolidation

The consolidated financial statements include the accounts of Somerset Savings Bank, SLA and its wholly owned subsidiaries Somerset Investment Co. (the “Investment Co.”) and Somerset Consumer Service Corp. (“SCS”) (collectively, the “Savings Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Investment Co. is a special purpose entity subject to the investment company provisions of the New Jersey Corporation Business Tax Act whose activities are limited to holding investment securities and recognizing income and other gains/losses thereon. SCS has had limited activity.

Basis of Presentation and Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Prior period amounts have been reclassified when necessary to conform to the current year’s presentation. Such reclassifications did not have a material impact on the operating results or financial position of the Savings Bank.

Material estimates that are particularly susceptible to significant changes relate to the identification of other-than-temporary impairment on securities, the allowance for loan losses and the valuation of deferred tax assets. Management believes that the evaluations of other-than-temporary impairment on securities, the allowance for loan losses and the valuation of deferred tax assets are adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area.

Concentrations of Credit Risk

The Savings Bank’s lending activity is concentrated in loans secured by real estate located primarily in the State of New Jersey. Credit risk exposure in this area of lending are mitigated by adhering to conservative underwriting practices and policies, and close monitoring of the loan portfolio. Residential mortgage loans originated with a loan-to-value ratio in excess of 80% are generally insured by private mortgage insurance. The Savings Bank does not have any significant concentrations to any one industry or customer.

Notes 2 and 3 discuss the types of investment securities in which the Savings Bank invests. Credit risk as it relates to investment activities is mitigated through the monitoring of ratings and the purchase of government sponsored agency securities, backed by the full faith and credit of the United States. The Savings Bank maintains accounts

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

with other financial institutions with balances in excess of federal deposit insurance limits. The Savings Bank has not experienced any loss in such accounts and management believes that these accounts do not expose the Savings Bank to any significant credit risk.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and interest-earning deposits in other banks with original maturities of three months or less. The Savings Bank maintains accounts at other financial institutions with balances in excess of federal deposit insurance limits. The Savings Bank has not experienced any loss in such accounts.

Securities

Investments in debt securities that the Savings Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities or as held-to-maturity securities are classified as available for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income/loss component of equity.

Premiums/discounts on all securities are amortized/accreted to maturity by use of the level yield method. Gain or loss on sales of securities is based on the specific identification method.

Equity securities with readily determinable fair values are measured at fair value. Any realized or unrealized gains or losses are recognized in earnings. Dividends are included in interest income.

Individual securities are considered impaired when fair value is less than amortized cost. On a quarterly basis, management evaluates all securities with unrealized losses to determine if such impairments are “temporary” or “other than temporary” in accordance with applicable accounting guidance. As part of its evaluation, management considers many factors including, but not limited to, (1) the length of time and extent of impairment, (2) any adverse industry or macroeconomic conditions, (3) any changes to the financial condition or credit worthiness of the issuer, and (4) whether the Savings Bank has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.

Accordingly, the Savings Bank accounts for temporary impairments based upon security classification as either trading, available-for-sale or held-to-maturity. Temporary impairments on “available-for-sale” securities are recognized, on a tax-effected basis, through other comprehensive income/loss with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Temporary impairments of “held-to-maturity” securities are not recognized in the consolidated financial statements; however, information concerning the amount and duration of impairments on held-to-maturity securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on securities that the Savings Bank has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level equal to or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. The credit-related impairment generally represents the

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income/loss.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance and credited to income. Loan origination fees and costs are deferred and recognized over the life of the loans as an adjustment to yield (interest income). Discounts and premiums on purchased loans are amortized to income using the interest method over the expected lives of the loans.

The loans receivable portfolio is segmented into two segments, mortgage and consumer. Mortgage loans consist of the following classes: residential and non-residential. Consumer loans consist of the following classes: equity, passbook or certificate and personal.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even when the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Savings Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of homogeneous loans by loan class, excluding loans classified as impaired. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors.

These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments.

3.	Nature and volume of the portfolio and terms of loans.

4.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6.	Effect of external factors, such as competition and legal and regulatory requirements.

7.	Value of underlying collateral for collateral dependent loans.

8.	The experience, ability, and depth of lending management and other relevant staff.

9.	Quality of the institution’s loan review system.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

Mortgage loans are secured by the borrower’s residential or non-residential real estate in a first lien position. Mortgage loans have varying loan rates depending on the financial condition of the borrower and the loan to value ratio. The Savings Bank makes construction loans to finance the construction of residential structures. These loans are made to individuals and are typically secured by the land and structure(s) under construction.

Consumer loans are primarily home equity loans and are generally secured by the borrower’s personal residence in a second lien position.

A loan is considered impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

A specific allowance is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Savings Bank’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

A loan is categorized as a troubled debt restructuring (“TDR”) if a concession to contractual terms is granted to the borrower due to deterioration in the financial condition of the borrower. In situations where, for economic or legal reasons related to a borrower’s financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. Generally, a nonaccrual loan that is restructured remains on nonaccrual until the obligation is brought current and has performed for a period of time (generally six months) to demonstrate that the borrower can meet the restructured terms. If the borrower’s ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan. TDRs are considered impaired loans for purposes of calculating the Savings Bank’s allowance for loan loss until they are ultimately repaid in full or foreclosed and sold.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated when credit deficiencies arise, such as delinquent loan payments, for residential and consumer loans. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank’s allowance for loan losses and may require the Savings Bank to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Routine maintenance and repairs are expensed as incurred, while significant expenditures for improvements are capitalized. Gains or losses upon disposition are reflected in earnings as realized. Bank premises and equipment are reviewed by management for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Restricted Equity Securities

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold stock of its district bank according to a predetermined formula. The restricted stock is carried at cost. At June 30, 2022 and 2021, the Savings Bank held $702 and $635, respectively, in stock of the FHLB of New York.

Management evaluates the stock for impairment in accordance with guidance on accounting by certain entities that lend or finance the activities of others. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted; (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of June 30, 2022 and 2021.

Bank Owned Life Insurance

The Savings Bank invests in bank owned life insurance (“BOLI”) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Savings Bank on a chosen group of employees. The Savings Bank is the owner and beneficiary of the policies. This investment is carried as an asset in the consolidated statement of financial condition at the cash surrender value of the underlying policies. Increases in the cash surrender value of the policies, as well as proceeds, are recorded as income in the consolidated statement of income.

Revenue Recognition

The Savings Bank earns income from various sources, including loans, investment securities, bank-owned life insurance, deposit accounts, and sales of assets. The revenue is recognized as it is earned and when collectability is reasonably assured.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

Interest income on loans is accrued on the unpaid principal balance and recorded daily. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method. Other loan fees, including late charges, are recognized as the transactions occur.

Interest income on debt securities, including purchase premiums and discounts, is also accrued using the interest method over the term of the securities. Income from dividends on equity securities are recorded when declared.

Fees and service charges related to deposit accounts are largely based on contracts with customers that are short-term in nature and where the performance obligations are satisfied as services are rendered. Fees are either fixed at a specific amount or assessed as a percentage of the transaction amount. No judgements or estimates are required by management to determine the amount and timing of the related revenue. Descriptions of the primary revenue contracts included as components of noninterest income are as follows:

•	Monthly service charges — general service fees for monthly account maintenance. These fees are charged as earned within the monthly statement period that the transactions occurred.

•

Account fees and charges — activity or transaction based fees for deposit related services including, but not limited to, account overdraft fees, wire transfer fees and stop payment fees. Fees are received at the time of transaction execution concurrent with the fulfillment of performance obligations.

•

ATM debit card fees — include interchange fees from debit cardholder transactions or ATM surcharges for non-customer usage of Somerset Savings Bank, SLA ATMs. These fees are recognized as earned at the time of the transaction occurrence.

Other income items are transactional in nature and are recorded as they occur.

Gains or losses on sales of assets are generally recognized when the asset has been legally transferred to the buyer and the Savings Bank has no continuing involvement with the asset. The Savings Bank does not generally finance the sale of foreclosed assets.

Comprehensive Income

U.S. generally accepted accounting principles (U.S. GAAP) require comprehensive income and its components to be reported when a company presents a full set of financial statements. The term comprehensive income refers to net income plus other comprehensive income, that is, certain revenues, expenses, gains, and losses that are reported as separate components of equity instead of net income. For the Savings Bank, the primary component of other comprehensive income (loss) is the unrealized holding gains or losses on available-for-sale investment securities. The Savings Bank has elected to report these effects on the consolidated statement of comprehensive income.

Advertising Costs

Advertising costs are expensed in the period in which they are incurred and recorded as a non-interest expense in the consolidated statement of income. Advertising costs for the year ended June 30, 2022 and 2021 amounted to $266 and $167, respectively.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

Income Taxes

Somerset Savings Bank, SLA and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated to Somerset Savings Bank, SLA and its subsidiaries based on their respective income or loss included in the consolidated income tax return. Separate state income tax returns are filed by Somerset Savings Bank, SLA and its subsidiaries.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on Somerset Savings Bank, SLA and subsidiaries’ tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

The Savings Bank accounts for income taxes using the asset and liability method in accordance with accounting guidance ASC Topic 740, Income Taxes. Under this guidance, deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset that is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

The Savings Bank accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with accounting guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Savings Bank’s evaluation, no significant income tax uncertainties were identified. Therefore, the Savings Bank recognized no adjustment for unrecognized tax benefits at June 30, 2022 and 2021.

The Savings Bank’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. No interest and penalties were recorded during the year ended June 30, 2022 and 2021.

Retirement Benefits

Substantially all employees are covered by a defined benefit pension plan and participate in a 401 (k) profit sharing plan. The cost of the pension plan is based on actuarial computations of current and future benefits for employees. It is the Savings Bank’s policy to fund the recommended required contribution determined under the Employee Retirement Income Security Act. The 401 (k) profit sharing plan’s annual contribution is determined by matching part of the employee’s contribution.

The Savings Bank follows the accounting guidance applicable to a defined benefit pension plan that requires an employer to: (a) recognize in its statement of financial condition an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

Subsequent Events

The Savings Bank has evaluated subsequent events for recognition or disclosure through October 21, 2022, the date the financial statements were available to be issued.

Accounting Pronouncements Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. ASU 2014-09 was adopted by the Savings Bank in 2022. The Savings Bank adopted the guidance using the modified retrospective method. The adoption did not have a significant effect on the Saving Bank’s consolidated financial statements as the recognition of interest income has been scoped out of the guidance and noninterest income recognition is similar to previous revenue recognition practices. The Savings Bank expanded its disclosures with respect to its noninterest income as a result of this guidance. See the “Revenue Recognition” section in Note 1.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 Leases which will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. Consistent with current U.S. GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by the lessee will primarily depend on its classification as a finance or operating lease. However, unlike current U.S. GAAP, which requires only capital leases to be recognized on the balance sheet, the new ASU will require both types of leases to be recognized on the balance sheet. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The new disclosures will include both qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. ASU 2016-02 is effective for the Savings Bank on July 1, 2022. The Savings Bank has evaluated the potential impact of adopting this ASU and determined that it will not have a material impact on the Savings Bank’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for the Savings Bank on July 1, 2023. The Savings Bank is in the process of evaluating the potential impact of adopting this ASU.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

2.	Securities Available-for-Sale

The amortized cost and approximate fair value of securities available-for-sale at June 30, 2022 and 2021 are as follows:

	2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal National Mortgage Association	$29,623	$0	$(1,946)	$27,677
Federal Home Loan Mortgage Corporation	21,825	2	(1,647)	20,180

Total residential mortgage-backed securities	$51,448	$2	$(3,593)	$47,857

	2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal National Mortgage Association	$28,307	$1,007	$(2)	$29,312
Federal Home Loan Mortgage Corporation	17,164	622	—	17,786

Total residential mortgage-backed securities	$45,471	$1,629	$(2)	$47,098

The amortized cost and fair value of debt securities available-for-sale by contractual maturity at June 30, 2022 are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities are assigned to categories based on contractual maturity except for mortgage-backed securities and CMOs which are based on the estimated average life of the securities.

June 30, 2022
	Amortized Cost	Fair Value
Due within 1 year	$—	$—
Due after 1 but within 5 years	—	—
Due after 5 but within 10 years	—	—
Due after 10 years	—	—
Mortgage-backed securities	51,448	47,857

Total securities available-for-sale	$51,448	$47,857

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

The unrealized losses as of June 30, 2022 and 2021, categorized by the length of time of continuous loss position, and the fair value of related available-for-sale are as follows:

	2022
	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Federal National Mortgage Association	$27,677	$(1,946)	$—	$—	$27,677	$(1,946)
Federal Home Loan Mortgage Corporation	20,108	(1,647)	—	—	20,108	(1,647)
Equity securities, Common stock — financial services	20	(1)	—	—	20	(1)

Total	$47,805	$(3,594)	$—	$—	$47,805	$(3,594)

	2021
	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Federal National Mortgage Association	$—	$—	$11	$(2)	$11	$(2)
Federal Home Loan Mortgage Corporation	—	—	—	—	—	—

Total	$—	$—	$11	$(2)	$11	$(2)

All mortgage-backed securities are U.S. Government agency backed and collateralized by residential mortgages. During the years ended June 30, 2022 and 2021, there were no sales of securities available-for-sale.

3.	Securities Held-to-Maturity

The amortized cost and approximate fair values of securities held-to-maturity at June 30, 2022 and 2021 are as follows:

	2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal National Mortgage Association	$119,375	$40	$(15,556)	$103,859
Federal Home Loan Mortgage Corporation	61,990	160	(7,642)	54,508
Government National Mortgage Association	403	1	—	404
Subordinated Debt	7,750	—	(579)	7,171
CMO	3,385	—	(147)	3,238

Total residential mortgage-backed securities	$192,903	$201	$(23,924)	$169,180

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

	2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal National Mortgage Association	$109,830	$923	$(1,547)	$109,206
Federal Home Loan Mortgage Corporation	75,666	767	(445)	75,988
Government National Mortgage Association	512	14	—	526
Subordinated Debt	2,750	—	—	2,750
CMO	4,494	159	—	4,653

Total residential mortgage-backed securities	$193,252	$1,863	$(1,992)	$193,123

The amortized cost and fair value of debt securities available-for-sale by contractual maturity at June 30, 2022 are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities are assigned to categories based on contractual maturity except for mortgage-backed securities and CMOs which are based on the estimated average life of the securities.

	June 30, 2022
	Amortized Cost	Fair Value
Due within 1 year	$—	$—
Due after 1 but within 5 years	—	—
Due after 5 but within 10 years	7,750	7,171
Due after 10 years	—	—
Mortgage-backed securities	185,153	162,010

Total securities held-to-maturity	$192,903	$169,181

The unrealized losses as of June 30, 2022 and 2021, categorized by the length of time of continuous loss position, and the fair value of related securities held-to-maturity are as follows:

	2022
	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Federal National Mortgage Association	$38,707	$(4,879)	$60,895	$(10,677)	$99,602	$(15,556)
Federal Home Loan Mortgage Corporation	14,597	(1,758)	38,727	(5,884)	53,324	(7,642)
Government National Mortgage Association	7,171	(579)	—	—	7,171	(579)
CMO	3,238	(147)	—	—	3,238	(147)

Total	$63,713	$(7,363)	$99,622	$(16,561)	$163,335	$(23,924)

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

	2021
	Less than 12 Months		More than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Federal National Mortgage Association	$80,135	$(1,474)	$2,363	$(73)	$82,498	$(1,547)
Federal Home Loan Mortgage Corporation	53,589	(445)	—	—	53,589	(445)
Government National Mortgage Association	—	—	—	—	—	—
CMO	—	—	—	—	—	—

Total	$133,724	$(1,919)	$2,363	$(73)	$136,087	$(1,992)

At June 30, 2022 and 2021, the Savings Bank had $27 and $19, respectively, in equity securities recorded at fair value. The following is a summary of unrealized and realized gains and losses recognized in net income on equity securities during 2022 and 2021:

	2022	2021
Net gains (losses) recognized equity securities	$(8)	$17
Less: Net gains (losses) recognized on equity securities sold/acquired	—	—

Net unrealized gains (losses) recognized on equity securities	$(8)	$17

Management does not believe that the unrealized losses represent an other-than-temporary impairment and believes these unrealized losses (which are related to four mortgage-backed securities issued by the Federal National Mortgage Association) are the result of market rates and not related to the underlying credit quality of the issuer of the securities. The Savings Bank does not intend to sell these securities and it is not more-likely-than-not that the Savings Bank would be required to sell these securities prior to full recovery affair value to a level which equals or exceeds amortized cost.

At June 30, 2022 and 2021, a mortgage-backed security with a carrying value of approximately $3 was pledged as collateral to secure public funds on deposit.

During the years ended June 30, 2022 and 2021, there was no sales of securities held-to-maturity.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

4.	Loans Receivable

Loans at June 30, 2022 and 2021 are summarized as follows:

	2022	2021
Mortgage loans:
Residential	$325,722	$297,557
Non-residential	459	476

Total mortgage	326,181	298,033

Consumer:
Equity	7,542	8,282
Passbook or certificate and personal	1	3

Total consumer	7,543	8,285

Total loans	333,724	306,318

Allowance for loan losses	(1,116)	(1,116)
Deferred loan costs, net	1,950	1,596

Loans receivable, net	$334,558	$306,798

The Savings Bank engages primarily in the lending of residential real estate and consumer loans. Lending activities are targeted to individuals within the Savings Bank’s geographic footprint. Risks associated with lending activities include economic conditions and changes in interest rates, which can adversely impact both the ability of borrowers to repay their loans and the value of the associated collateral.

The Savings Bank engages primarily in the lending of fixed-rate and adjustable-rate real estate residential mortgage loans. Lending activities are targeted to individuals within the Savings Bank’s geographic footprint. Risks associated with lending activities include economic conditions and changes in interest rates, which can adversely impact both the ability of borrowers to repay their loans and the value of the associated collateral. Credit risk exposure in this area of lending is minimized by the evaluation of the credit worthiness of the borrower, including debt-to-income ratios, credit scores and conservative underwriting standards that emphasize conservative loan-to-value ratios of generally no more than 80%. Residential mortgage loans granted in excess of the 80% loan-to-value ratio criterion are generally insured by private mortgage insurance.

The real estate home equity portfolio consists of fixed-rate home equity loans and variable-rate home equity lines of credit. Risks associated with second lien loans secured by residential properties are generally lower than commercial loans and include general economic risks, such as the strength of the job market, employment stability and the strength of the housing market.

Management reviews all loans that are delinquent 90-days or more for possible impairment. Loans are considered to be impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect the scheduled payments of principal or interest in accordance with the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the likelihood of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and shortfalls on a case-by-case basis, taking into consideration the unique facts and circumstances surrounding the loan and borrower, including the borrower’s payment history, the reasons for the delay and the amount of the shortfall in relation to the principal and interest owed.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

The following tables summarize the activity in the allowance for loan losses by loan class for the years ended June 30, 2022 and 2021, and information in regard to the allowance for loan losses and the recorded investment in loans receivable by loan class as of June 30, 2022 and 2021:

	2022
	Residential	Non- Residential	Equity	Passbook, Certificate or Personal	Total
Allowance for Loan Losses:
Beginning balance	$1,036	$5	$75	$—	$1,116
Charge-offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Provisions	—	—	—	—	—

Ending balance	$1,036	$5	$75	$—	$1,116

Ending balance, Individually evaluated for impairment	$—	$—	$—	$—	$—

Ending balance, Collectively evaluated for impairment	$1,036	$5	$75	$—	$1,116

Loans Receivable:
Ending balance	$325,722	$459	$7,542	$1	$333,724

Ending balance, Individually evaluated for impairment	$—	$—	$—	$—	$—

Ending balance, Collectively evaluated for impairment	$325,722	$459	$7,542	$1	$333,724

	2021
	Residential	Non- Residential	Equity	Passbook, Certificate or Personal	Total
Allowance for Loan Losses:
Beginning balance	$1,028	$5	$83	$—	$1,116
Charge-offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Provisions	—	—	—	—	—

Ending balance	$1,028	$5	$83	$—	$1,116

Ending balance, Individually evaluated for impairment	$—	$—	$—	$—	$—

Ending balance, Collectively evaluated for impairment	$1,028	$5	$83	$—	$1,116

Loans Receivable:
Ending balance	$297,557	$476	$8,282	$3	$306,318

Ending balance, Individually evaluated for impairment	$340	$—	$—	$—	$340

Ending balance, Collectively evaluated for impairment	$297,557	$476	$8,282	$3	$306,318

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Savings Bank’s internal risk rating system as of June 30, 2022 and 2021:

	June 30, 2022
	Pass	Special Mention	Substandard	Doubtful	Total
Residential	$325,722	$—	$—	$—	$325,722
Non-residential	459	—	—	—	459
Equity	7,542	—	—	—	7,542
Passbook, certificate or personal	1	—	—	—	1

Total	$333,724	$—	$—	$—	$333,724

	June 30, 2021
	Pass	Special Mention	Substandard	Doubtful	Total
Residential	$297,217	$—	$340	$—	$297,557
Non-residential	476	—	—	—	476
Equity	8,282	—	—	—	8,282
Passbook, certificate or personal	3	—	—	—	3

Total	$305,978	$—	$340	$—	$306,318

The following tables provide a breakdown of impaired loans by loan portfolio class as of June 30, 2022 and 2021:

June 30, 2022
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential	$—	$—	$—	$—	$—
Non-residential	—	—	—	—	—
Equity	—	—	—	—	—
Passbook, certificate or personal	—	—	—	—	—

Total	—	—	—	—	—

With an allowance recorded:	—	—	—	—	—
Residential	—	—	—	—	—
Non-residential	—	—	—	—	—
Equity	—	—	—	—	—
Passbook, certificate or personal	—	—	—	—	—

Total	$—	—	—	—	—

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

June 30, 2022
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Total:
Residential	$—	$—	$—	$—	$—
Non-residential	—	—	—	—	—
Equity	—	—	—	—	—
Passbook, certificate or personal	—	—	—	—	—

Total	$—	—	—	—	—

June 30, 2021
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential	$340	$340	$—	$347	$—
Non-residential	—	—	—	—	—
Equity	—	—	—	—	—
Passbook, certificate or personal	—	—	—	—	—

Total	340	340	—	347	—

With an allowance recorded:
Residential	—	—	—	—	—
Non-residential	—	—	—	—	—
Equity	—	—	—	—	—
Passbook, certificate or personal	—	—	—	—	—

Total	—	—	—	—	—

Total:
Residential	340	340	—	347	—
Non-residential	—	—	—	—	—
Equity	—	—	—	—	—
Passbook, certificate or personal	—	—	—	—	—

Total	$340	$340	$—	$347	$—

The following tables present the classes of loans summarized by the past due status as of June 30, 2022 and 2021:

	June 30, 2022
	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Loans	>90 Days and Accruing	Non- Accrual
Residential	$325,443	$279	$—	$—	$325,722	$—	$—
Non-residential	459	—	—	—	459	—	—
Equity	7,542	—	—	—	7,542	—	—
Passbook, certificate or personal	1	—	—	—	1	—	—

Total	$333,445	$279	$—	$—	$333,724	$—	$—

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

	June 30, 2021
	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Loans	>90 Days and Accruing	Non- Accrual
Residential	$296,507	$710	$—	$340	$297,557	$—	$340
Non-residential	476	—	—	—	476	—	—
Equity	8,282	—	—	—	8,282	—	—
Passbook, certificate or personal	3	—	—	—	3	—	—

Total	$305,268	$710	$—	$340	$306,318	$—	$340

If nonaccrual loans had performed in accordance with their contractual terms, the Savings Bank would have recognized additional income of $0 and $4 on these loans during the years ended June 30, 2022 and 2021, respectively.

The Savings Bank may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a TDR. The Savings Bank may modify loans through rate reductions, extensions of maturity, interest only payments or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are generally considered impaired loans for purposes of calculating the Savings Bank’s allowance for loan losses. The Savings Bank identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

At and for the years ended June 30, 2022 and 2021, the Savings Bank had no troubled debt restructurings outstanding and/or granted.

At June 30, 2022 and 2021, the Savings Bank had no foreclosed real estate owned.

In 2020, the Savings Bank instituted a payment deferral program to assist borrowers experiencing financial hardship due to COVID-19 related challenges. This program was established in response to federal banking agencies guidance encouraging banks to work with borrowers that may be unable to meet their contractual obligations due to the effects of COVID-19. This guidance stated that short-term modifications (up to six months) made on a good faith basis in response to COVID-19 to borrowers who were current at the time of modification are not considered TDRs. In addition, section 4013 of the Coronavirus, Relief, and Economic Security (“CARES”) Act provided that loan modifications related to COVID-19 on a loan that was current at December 31, 2019 are not considered TDRs. Through June 30, 2021, the Savings Bank had modified $10.1 million of loans to allow for payment deferrals. These deferrals included principal, and principal and interest deferrals, generally for three months. Additional modifications were made as necessary. At June 30, 2022 and 2021, no loans remain on payment deferral.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

5.	Premises and Equipment

Premises and equipment at June 30, 2022 and 2021 are summarized as follows:

	2022	2021
Land	$926	$926

Buildings and improvements	7,498	7,258
Accumulated depreciation	(5,483)	(5,209)

Net	2,015	2,049

Furnishings and equipment	4,390	4,303
Accumulated depreciation	(3,888)	(3,767)

Net	502	536

Total	$3,443	$3,511

Depreciation expense amounted to $395 for 2022 and $452 for 2021.

6.	Deposits

Deposits at June 30, 2022 and 2021 consist of the following:

	2022	2021
Demand accounts:
Interest-bearing	$146,408	$138,732
Noninterest-bearing	43,722	39,645

Total demand accounts	190,130	178,377
Savings and club	188,115	172,588
Certificates of deposit	143,827	159,028

Total	$522,072	$509,993

Certificates of deposit with balances in excess of the FDIC insurance limit of $250 at June 30, 2022 and 2021 amounted to approximately $10,625 and $10,345, respectively.

Scheduled maturities of certificates of deposit are as follows:

2022
2023	$101,899
2024	22,016
2025	12,289
2026	2,238
2027	5,385

Total	$143,827

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

7.	Borrowings

At June 30, 2022 and 2021, there were no borrowings from the FHLB-NY.

At June 30, 2022 and 2021, the Savings Bank can borrow overnight funds from the FHLB-NY under a redesigned overnight advance program up to the Savings Bank’s maximum borrowing capacity based on the Savings Bank’s ability to collateralize such borrowings. At June 30, 2022 and 2021, the Savings Bank’s maximum borrowing capacity was $100,000.

At June 30, 2022 and 2021, the Savings Bank’s Board of Directors has authorized borrowings of up to $25,000 from the Federal Reserve Bank of New York (“FRB-NY”). All borrowings are secured by pledges of the Savings Bank’s qualifying loan portfolio and are generally on overnight terms with interest rate quoted at the time of the borrowing. There were no outstanding borrowings with the FRB-NY at June 30, 2022 and 2021.

8.	Benefit Plans

Retirement Plan

The Savings Bank has a non-contributory pension plan covering all eligible employees. The plan is a defined benefit plan that provides benefits based on a participant’s years of service and overall annual compensation.

The following tables set forth the plan’s funded status and components of net periodic pension cost at and for the year ended June 30:

	2022	2021
Change in benefit obligation:
Obligation, beginning	$20,339	$19,068
Service cost	476	395
Interest cost	435	353
Actuarial loss	(1,675)	1,206
Benefit payments	(509)	(683)

Obligation, ending	$19,066	$20,339

Change in plan assets:
Fair value of plan assets, beginning	$18,120	$16,356
Actual gain on plan assets	(3,416)	2,147
Employer contributions	2,200	300
Benefit payments	(509)	(683)

Fair value of plan assets, ending	$16,395	$18,120

Funded status,
Accumulated benefit obligation	$16,411	$17,211

Projected benefit obligation	$(19,066)	$(20,339)
Fair value of assets	16,395	18,120

Funded status and prepaid pension cost included in other liabilities	$(2,671)	$(2,219)

Assumptions used to determine benefit obligation:
Discount rate	4.18%	2.20%
Rate of increase in compensation	4.75%	4.75%

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

	2022	2021
Net periodic pension cost included the following:
Service cost	$476	$395
Interest cost	435	353
Expected return on plan assets	(964)	(876)
Settlement loss	—	—
Net amortization	426	499

Net periodic pension cost included in salaries and employee benefits	$373	$371

Assumptions used to determine net periodic pension cost:
Discount rate	4.18%	2.20%
Rate of increase in compensation	4.75%	4.75%
Rate of return on plan assets	5.75%	5.75%

For 2022 and 2021, the plan’s assets realized an annual return of approximately -24% and 8%, respectively. The weighted-average allocation by asset category is as follows:

	2022	2021
Cash and equivalents	5%	1%
Fixed income securities and mutual funds	53	52
Equity securities and mutual funds	42	47

	100%	100%

For the coming year, the Savings Bank intends to maintain the current asset mix and seeks to achieve an optimal risk/reward profile by limiting market exposure to present levels. Based on an analysis of the current market environment, management projects a 1% return from cash and equivalents, a 5% return from fixed income and a 7% return from equities, for an overall expected return of approximately 6%.

The long-term rate-of-return-on-assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. Additionally, the long-term inflation rate is projected to be 2%. When these overall return expectations are applied to a typical plan’s target allocation, the result is an expected return of 5% to 7%.

The fair values of the Savings Bank’s pension plan assets at June 30, 2022 and 2021, by asset category (see Note 12 for the definitions of levels), are as follows:

	Assets at Fair Value as of June 30, 2022
Asset Category	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash	$884	$—	$—	$884
Equity securities	3,035	—	—	3,035
Mutual funds — fixed income	8,608	—	—	8,608
Mutual funds — equity	3,868	—	—	3,868

Total	$16,395	$—	$—	$16,395

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

	Assets at Fair Value as of June 30, 2021
Asset Category	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash	$241	$—	$—	$241
Equity securities	3,875	—	—	3,875
Mutual funds — fixed income	9,500	—	—	9,500
Mutual funds — equity	4,504	—	—	4,504

Total	$18,120	$—	$—	$18,120

The Savings Bank does not expect to contribute to the pension plan during the year ending June 30, 2023. Benefit payments, which reflect expected future service, are expected to be paid as follows:

Year ending June 30:
2023	$4,237
2024	1,392
2025	1,758
2026	877
2027	1,252
2028-2032	6,836

$16,352

As of June 30, 2022 and 2021, unrecognized net loss of $6,472 and $4,192, respectively was included in accumulated other comprehensive income. For the year ending June 30, 2022, approximately $677 of the net loss is expected to be recognized as a component of net periodic pension cost.

Savings and Investment Plan

The Savings Bank has a savings and investment plan, pursuant to Section 401 (k) of the Internal Revenue Code, for all eligible employees. Under this plan, employees may make voluntary contributions in an amount equal to not less than 2% of their eligible compensation during a plan year. In addition, the Savings Bank will make contributions equal to 3% of the plan year compensation for all eligible employees. The Savings Bank, at its discretion, may make an additional matching contribution to those participants employed at each plan year end. Plan contributions approximated $119 and $112 for the years ended June 30, 2022 and 2021, respectively. No additional matching contributions were made during the years ended June 30, 2022 and 2021.

Deferred Compensation

The Savings Bank has deferred compensation plans for directors and certain officers that permit the deferral of director fees and officer compensation. Amounts deferred earn interest at rates comparable to rates the Savings Bank pays on deposit accounts. At June 30, 2022 and 2021, liabilities under the plans totaled approximately $754 and $602, respectively, and interest expense for the years then ended was approximately $8 and $3, respectively.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

9.	Income Taxes

The Savings Bank qualifies as a Savings Institution under the provisions of the Internal Revenue Code and, therefore, prior to January 1, 1996, was permitted to calculate its bad debt deduction using either the experience method or the specific charge off method. Retained earnings at June 30, 2022 and 2021 included approximately $5,300 of such bad debt allowance for which federal income taxes have not been provided. After January 1, 1996, the Savings Bank was only permitted to deduct actual charge offs. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income tax expense are as follows:

	2022	2021
Current tax expense (benefit):
Federal income	$37	$171
State income	62	(20)

Total current	99	151

Deferred tax expense (benefit):
Federal income	289	23
State income	(25)	(29)

Total deferred	264	(6)

Total	$363	$145

The following table presents a reconciliation between the effective income tax expense and the income tax expense which would be computed by applying the federal statutory tax rate of 21% for the years ended June 30, 2022 and June 30, 2021:

	2022	2021
Federal income tax, at the statutory rate	$469	$293
Increases (decreases) in taxes resulting from:
New Jersey state tax, net of federal income tax effect	37	(37)
Bank owned life insurance	(131)	(130)
Other items, net	(12)	19

Effective income tax expense	$363	$145

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

The tax effects of existing temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	2022	2021
Deferred tax assets:

Deferred compensation	$226	$181
Unrecognized pension losses	1,819	1,187
Deferred loan fees	14	17
Allowance for loan loss	314	314
Unrealized loss on securities available-for-sale	929	—
Compensation	74	73
Depreciation	192	191
State net operating loss	206	70
Charitable contributions	19	6
Uncollected interest	3	6

Total deferred tax assets	3,796	2,045

Deferred tax liabilities:

Prepaid pension	1,068	554
Deferred loan costs	200	219
Unrealized gain on securities available-for-sale	—	424

Total deferred tax liabilities	1,268	1,197

Net deferred income tax asset included in other assets	$2,528	$848

A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of such deferred tax items is reduced by the amount that is more likely than not to be realized based on available evidence. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforwards become deductible. A valuation allowance is recorded for tax benefits which management has determined are not more likely than not to be realized. At June 30, 2022 and 2021, there was no valuation allowance.

A corporation may carry forward net operating losses to the succeeding 20 taxable years for New Jersey state tax purposes. As of June 30, 2022, the Savings Bank had total state net operating loss carryforwards of $2,900.

Based upon projections of future taxable income and the ability to carry forward net operating losses, management believes it is more likely than not the Savings Bank will realize the remaining deferred tax asset.

10.	Commitments and Contingencies

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

The Savings Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At June 30, 2022, total unfunded loan related commitments, including lines of credit, amounted to $28,904, including $23,718 for unused equity lines of credit and $5, 186 to originate and purchase loans, expiring within three months.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Savings Bank upon extension of credit is based on management’s credit evaluation of the counterparty.

11.	Regulatory Capital

The Savings Bank is subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the following table) of total capital, Tier 1 capital (as defined in the regulations) and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. A capital conservation buffer of 2.50%, comprised of common equity Tier I capital, is also established above the regulatory minimum capital requirements and must be maintained to avoid limitations on capital distributions.

In 2021, the Savings Bank adopted the new community bank leverage ratio framework. This framework simplifies the regulatory capital requirements by requiring the Savings Bank to meet only the Tier 1 capital to average assets (leverage) ratio. The Savings Bank must only maintain a leverage ratio greater than the 9% required minimum to be considered well capitalized under this framework. The Savings Bank can opt out of the new framework and return to the risk-weighting framework at any time.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

Market risk, credit risk, operational risk and deposits are some of the factors that can impact the capital adequacy ratio and in turn, adversely affect the performance of the Savings Bank. As of June 30, 2022, management believes that the Savings Bank meets all capital adequacy requirements to which they are subject. As of June 30, 2022, the most recent notification from the Federal Deposit Insurance Corporation categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Savings Bank’s category. The Bank’s actual capital amounts and ratios are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar Amounts in Thousands)
June 30, 2022:
Tier 1 capital (to average total assets)	$125,546	19.36%			$58,354	9.00%

June 30, 2021:
Tier 1 capital (to average total assets)	$123,675	19.90%			$52,814	8.50%

12.	Related-Party Transactions

In the ordinary course of business, the Savings Bank has engaged, and continues to engage, in banking transactions with its directors, officers and their related parties.

At June 30, 2022, the Savings Bank had $495 in outstanding loans to directors, officers and their related parties.

	2022	2021
Balance, beginning of period	$460	$484
Additions, new loans and advances	102	—
Repayments	(67)	(24)

Balance, end of period	$495	$460

Deposits from directors, officers and their related parties held by the Savings Bank at June 30, 2022 and 2021 amounted to $798 and $834, respectively.

13.	Fair Value Measurements and Disclosures

The Savings Bank uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Savings Bank’s securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Savings Bank may be required to record at fair value other assets or liabilities on a non-recurring basis. These non-recurring fair value adjustments involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as an exit price representing the amount that would be received to sell an asset or settle a liability in an orderly transaction between market participants. A three-level hierarchy has been established for fair value measurements based upon the inputs to the valuation of an asset or liability.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

Level 1 — Valuation is based on quoted prices in active markets for identical assets or liabilities;

Level 2 — Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company’s own estimates about the assumptions that a market participant would use to value the asset or liability.

The Savings Banks’ available-for-sale portfolio is carried at estimated fair value on a recurring basis, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss. The securities available-for-sale portfolio consists of U.S. government-sponsored enterprise and mortgage-backed securities. The fair values of these securities were obtained from an independent nationally recognized pricing service. The independent pricing service provided prices categorized as Level 2, as quoted prices in active markets for identical assets are generally not available for the securities.

For financial assets measured at fair value on a recurring basis as of June 30, 2022 and 2021, the fair value measurements by level within the fair value hierarchy used are as follows:

	June 30, 2022
Description	(Level 1)	(Level 2)	(Level 3)	Total
Securities available-for-sale:
Federal National Mortgage Association	$—	$27,677	$—	$27,677
Federal Home Loan Mortgage Corporation	—	20,180	—	20,180
Equity securities	19	—	—	19

Total	$19	$47,857	$—	$47,876

	June 30, 2021
Description	(Level 1)	(Level 2)	(Level 3)	Total
Securities available-for-sale:
Federal National Mortgage Association	$—	$29,312	$—	$29,312
Federal Home Loan Mortgage Corporation	—	17,786	—	17,786
Equity securities	27	—	—	27

Total	$27	$47,098	$—	$47,125

The classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Other securities are measured at fair value using quoted market prices in an active market for identical assets and are classified as Level 1 in the hierarchy. The estimated fair values of equity securities are determined by obtaining quoted prices on nationally recognized exchanges (Level 1 inputs).

All debt securities are measured at fair value using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices and are classified as Level 2 in the hierarchy.

Somerset Savings Bank, SLA and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2022 and 2021

(Dollars in Thousands)

The fair value of deposits with no defined maturities (e.g. demand deposits, interest-bearing demand accounts, money market accounts and savings accounts) is the amount payable on demand of the liabilities at the reporting date (i.e. their carrying amounts). This approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding. Deposits with stated maturities (time deposits) have been valued using the present value of cash flows discounted at rates approximating the current market for similar deposits.

The Savings Bank had no assets or liabilities measured at fair value on a non-recurring basis in 2022 and 2021.

There were no transfers between levels within the fair value hierarchy during the year ended June 30, 2022.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF REGAL BANCORP, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm	G-2

Independent Auditors’ Report	G-3—G-4

Consolidated Balance Sheets at June 30, 2022 (unaudited), December 31, 2021 and 2020	G-5

Consolidated Statements of Income for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	G-6

Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	G-7

Consolidated Statements of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	G-8

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	G-9

Notes to Consolidated Financial Statements	G-10—G-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stakeholders and the Board of Directors of Regal Bancorp, Inc. and Subsidiary:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Regal Bancorp, Inc. and Subsidiary (the “Company”) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have not been able to determine the specific year that we began serving as the Company’s auditor; however, we are aware that we have served as the Company’s auditor since at least 2009.

Baker Tilly US, LLP

Iselin, New Jersey

October 28, 2022

Independent Auditors’ Report

To the Stockholders and Board of Directors of

Regal Bancorp, Inc. and Subsidiary

Opinion

We have audited the consolidated financial statements of Regal Bancorp, Inc. and Subsidiary (Company), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the Shareholder Letter and Management’s Discussion and Analysis but does not include the consolidated financial statements and our auditors’ report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Baker Tilly US, LLP

Iselin, New Jersey

April 13, 2021

Regal Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2021 and 2020

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
Assets
Cash and due from banks	$12,042	$4,620	$5,450
Interest-bearing deposits at other banks	137,311	157,255	75,478
Federal funds sold	2,402	5,959	35,957

Cash and cash equivalents	151,755	167,834	116,885
Time deposits in other financial institutions	14,656	16,568	19,849
Securities available-for-sale, at fair value	15,591	15,463	19,615
Securities held-to-maturity	2,581	2,591	2,567
Total Loans	344,318	361,620	393,269
Less allowance for Loans	(5,611)	(5,611)	(5,578)

Net Loans	338,707	356,009	387,691
Restricted equity investments	784	810	1,011
Goodwill and core deposit intangibles	1,094	1,104	1,126
Premises and equipment, net	1,987	2,105	2,339
Accrued interest receivable	1,095	1,303	1,680
Bank owned life insurance	7,270	7,196	7,046
Deferred income taxes	1,305	2,076	2,144
Other assets	1,351	713	77

	$538,176	$573,772	$562,030

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing	$117,879	$124,507	$101,593
Interest bearing	355,823	385,085	394,686

Total deposits	473,702	509,592	496,279

FHLBNY borrowings	5,000	5,000	8,500
Subordinated debentures	9,909	9,900	9,884
Accrued interest payable	33	157	254
Other liabilities	1,756	2,426	3,076

Total liabilities	490,400	527,075	517,993

Shareholders’ equity:
Preferred stock, no par value, shares authorized—1,000,000; no shares issued and outstanding	—	—	—
Common stock, no par value; shares authorized—5,000,000; 3,023,369 shares issued and outstanding at June 30, 2022, December 31, 2021 and 2020	—	—	—
Surplus	34,358	34,358	34,358
Retained earnings	13,882	12,317	9,420
Accumulated other comprehensive (loss) income	(464)	22	259

Total stockholders’ equity	47,776	46,697	44,037

Total liabilities and stockholders’ equity	$538,176	$573,772	$562,030

See notes to consolidated financial statements.

Regal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

	Six months ended June 30,		Years Ended December 31,
	2022	2021	2021	2020

(Dollars in thousands, except per share data)	(Unaudited)
Interest income:
Loans, including fees	$7,855	$8,966	$17,221	$18,790
Securities:
Taxable	128	137	241	511
Non-taxable	3	3	6	6
Federal funds sold	13	1	2	31
Other	483	233	509	658

Total interest income	8,482	9,340	17,979	19,996

Interest expense:
Deposits	494	1,420	2,375	4,355
Borrowings	450	501	957	1,271
Federal funds purchased	—	—	—	88

Total interest expense	944	1,921	3,332	5,714

Net interest income	7,538	7,419	14,647	14,282
Provision for loan losses	—	45	45	90

Net interest income, after provision for loan losses	7,538	7,374	14,602	14,192

Non-interest income:
Fees and service charges	168	150	177	219
Income from bank owned life insurance	74	74	150	153
Gain on sale of loans	112	—	376	35
Other	104	54	266	271

Total non-interest income	458	278	969	678

Non-interest expenses:
Salaries and employee benefits	3,446	3,188	6,590	7,454
Occupancy	828	881	1,746	1,791
Furniture and equipment	252	208	459	527
Data processing related operations	654	593	1,041	988
Telecommunications	164	201	369	352
FDIC deposit insurance premiums	19	91	129	152
FHLBNY prepayment fee	—	—	—	216
Professional fees	96	158	258	332
Other	351	437	957	1,001

Total non-interest expenses	5,810	5,757	11,549	12,813

Income before income taxes expense	2,186	1,895	4,022	2,057
Income tax expense	621	506	1,125	526

Net income	$1,565	$1,389	$2,897	$1,531

Net income per share—basic	0.52	0.46	0.96	0.51

Net income per share—diluted	0.52	0.46	0.96	0.51

See notes to consolidated financial statements.

Regal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Six months ended June 30,		Years Ended December 31,
	2022	2021	2021	2020

(Dollars in thousands)	(Unaudited)
Net income	$1,565	$1,389	$2,897	$1,531

Other comprehensive income/(loss):
Unrealized gain/(loss) on securities available-for-sale	(676)	(154)	(331)	298
Less reclassification adjustment for realized gains included in consolidated statement of income	—	—	—	—

Net unrealized gains/(losses) on securities available-for-sale	(676)	(154)	(331)	298
Tax effect	190	44	94	(84)

Total other comprehensive income/(loss)	(486)	(110)	(237)	214

Total comprehensive income	$1,079	$1,279	$2,660	$1,745

See notes to consolidated financial statements.

Regal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Dollars in thousands)	Preferred Stock	Preferred Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2020	$—	$—	$34,358	$7,889	$45	$42,292
Net income	—	—	—	1,531	—	1,531
Other comprehensive income	—	—	—	—	214	214

Balance at December 31, 2020	$—	$—	$34,358	$9,420	$259	$44,037
Net income	—	—	—	2,897	—	2,897
Other comprehensive loss	—	—	—	—	(237)	(237)

Balance at December 31, 2021	$—	$—	$34,358	$12,317	$22	$46,697
Net income	—	—	—	1,565	—	$1,565
Other comprehensive loss	—	—	—	—	(486)	(486)

Balance at June 30, 2022 (unaudited)	$—	$—	$34,358	$13,882	$(464)	$47,776

See notes to consolidated financial statements.

Regal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Six months ended June 30,		Years Ended December 31,
	2022	2021	2021	2020
(Dollars in thousands)	(Unaudited)
Cash flows from operating activities:
Net income	$1,565	$1,389	$2,897	$1,531
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	45	45	90
Depreciation	198	222	394	472
Net amortization of premiums and discounts on securities and time deposits	37	55	131	182
Net accretion on deposits	2	3	(7)	(17)
Net (accretion) amortization of loan fees	(313)	(1,284)	(135)	335
Amortization of intangibles	10	11	22	28
Amortization of issue costs on subordinated debt	9	7	16	18
Proceeds from sale of loans	—	—	3,751	500
Originations of loans held for sale	—	—	(3,375)	(465)
Gain on sale of loans	(112)	—	(376)	(35)
Deferred income tax expense (benefit)	961	549	162	(273)
Income from bank owned life insurance	(74)	(75)	(150)	(153)
Change in accrued interest receivable	208	337	377	(199)
Change in other assets	(638)	(639)	(636)	961
Change in accrued interest payable	—	—	(97)	(81)
Change in other liabilities	(794)	(853)	(650)	409

Net cash provided by operating activities	1,059	(233)	2,369	3,303

Cash flows from investing activities:
Maturities and calls of time deposits in other financial institutions	1,912	1,520	3,233	14,988
Purchase of time deposits in other financial institutions	—	—	—	(11,580)
Proceeds from maturities, calls and paydowns of securities available-for-sale	1,149	5,311	11,002	21,881
Proceeds from maturities, calls and paydowns of securities held-to-maturity	—	—	—	200
Purchase of securities available-for-sale	(1,980)	—	(7,288)	(1,270)
Purchase of securities held-to-maturity	—	—	—	(200)
Proceeds from redemption of restricted equity securities	26	44	201	1,251
Change in loans	17,727	17,971	31,772	16,684
Purchase of premises and equipment	(80)	(51)	(160)	(77)

Net cash provided by investing activities	18,754	24,795	38,760	41,877

Cash flows from financing activities:
Change in non-interest bearing deposits	(6,630)	10,413	22,914	38,950
Change in interest bearing deposits	(29,262)	2,316	(9,594)	36,867
Repayment of FHLB borrowings	—	—	(3,500)	(27,565)

Net cash provided by financing activities	(35,892)	12,729	9,820	48,252

Net increase in cash and cash equivalents	(16,079)	37,291	50,949	93,432
Cash and cash equivalents at beginning of year	167,834	116,885	116,885	23,453

Cash and cash equivalents at end of year	$151,755	$154,176	$167,834	$116,885

See notes to consolidated financial statements.

Regal Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of June 30, 2022 (Unaudited) and December 31, 2021 and 2020, and Six Months Ended June 30, 2022 and 2021 (Unaudited) and Years Ended December 31, 2021 and 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Regal Bancorp, Inc. (the “Bancorp”) and its wholly-owned subsidiary, Regal Bank (the “Bank”) and the Bank’s wholly-owned subsidiary, RB Properties, LLC (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Organization and Nature of Operations

The only activity of the Bancorp is the ownership of the Bank. The Bancorp is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “FRB”).

The Bank was incorporated under the laws of and chartered by the State of New Jersey. The Bank is a full service bank providing personal and business lending and deposit services. As a state chartered bank, the Bank is subject to regulation by the New Jersey State Department of Banking and Insurance and the Federal Deposit Insurance Corporation. Its primary service area is northern New Jersey. RB Properties, LLC was formed to hold properties acquired through foreclosure by the Bank.

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As such, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of available-for-sale securities and determination of other-than-temporary impairment thereon, and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located in northern New Jersey. Note 2 discusses the types of securities that the Company invests in. Note 3 discusses the types of lending that the Company engages in. Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

The Company does not have any significant concentrations to any one industry or customer.

Net Income Per Share

Basic net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding (3,023,369 for all periods presented). Diluted net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding adjusted for outstanding stock options, which are considered common stock equivalents, to the extent dilutive, using the treasury stock method (3,028,161 in 2020). There were no outstanding stock options for the six months ended June 30, 2022 and during the year ended December 31, 2021.

Time Deposits in Other Financial Institutions

Time deposits in other financial institutions consist of certificates of deposit which are carried at cost which approximates fair value.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Securities available-for-sale are carried at fair value. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Unrealized gains and losses are reported as increases or decreases in other comprehensive income (“OCI”). Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Securities classified as held-to-maturity are those securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, computed by the interest method over the terms of the securities.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or other-than-temporary. Temporary impairments on available-for-sale securities are recognized, on a tax-effected basis, through OCI with offsetting adjustments to the carrying value of the security and the balance of related deferred taxes. Temporary impairments of securities held-to-maturity are not recorded in the financial statements; however, information concerning the amount and duration of impairments on held-to-maturity securities is disclosed.

Other-than-temporary impairments on debt securities that the Company has decided to sell, or will, more likely than not, be required to sell prior to the full recovery of fair value to a level equal to or exceeding amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of sale for a debt security apply, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. Credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on a debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related other-than-temporary impairments in earnings. Noncredit-related other-than-temporary impairments on debt securities are recognized in OCI.

Premiums and discounts on all securities are amortized/accreted to maturity by use of the level-yield method considering the impact of principal amortization and prepayments.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The loans receivable portfolio is segmented into commercial and consumer loans. Commercial loans consist of the following classes: owner occupied commercial real estate, other commercial real estate, multi-family real estate, and commercial and industrial. Consumer loans consist of one class including the loan types: residential real estate, home equity, and other consumer.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including commercial loans not considered impaired, as well as smaller balance homogeneous consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6.	Effect of external factors, such as competition and legal and regulatory requirements.

7.	Changes in the experience, ability and depth of lending management and other relevant staff.

8.	Changes in the quality of the loan review system.

9.	Changes in the value of collateral for collateral-dependent loans.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The Company’s credit policies determine advance rates against the different forms of collateral that can be pledged against commercial loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. The assets financed through commercial loans are used within the business for its ongoing operation. Repayment of these kinds of loans generally comes from the cash flow of the business or the ongoing conversions of assets. Commercial real estate loans encompassing owner occupied, other commercial or multi-family properties include long-term loans financing commercial properties. Repayment of this kind of loan is dependent upon either the ongoing cash flow of the borrowing entity or the resale or lease of the subject property. Commercial real estate loans typically require a loan to value ratio of not greater than 75% and vary in terms.

Consumer loans may be either secured or unsecured and repayment is generally dependent on the credit quality of the individual borrower. Therefore, the overall health of the economy, including unemployment rates, may have a significant effect on the credit quality in this loan class.

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and industrial loans, commercial real estate loans and commercial construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

For commercial loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For commercial and industrial loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower’s financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (“TDR”). The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company’s allowance for loan losses. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification and the ultimate collectability of the modified principal and interest is no longer in doubt.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the foreclosure date, establishing a new cost basis. Any losses based on the property’s fair value at the date of foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed and the property is carried at the lower of carrying amount or fair value less cost to sell. Costs incurred in maintaining foreclosed properties and subsequent adjustments to the carrying amount of the properties are included in other noninterest expenses. There was no other real estate owned as of June 30, 2022 (Unaudited), December 31, 2021 and 2020. There were no residential mortgages in process of foreclosure at June 30, 2022 (Unaudited), December 31, 2021 and 2020.

Bank Premises and Equipment

Bank premises (including leasehold improvements) and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the lesser of the lease term or the estimated useful lives of the related assets.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Restricted Equity Investments

Restricted equity securities consist of investments in the Federal Home Loan Bank of New York (“FHLB”) and the Atlantic Community Bankers Bank (“ACBB”). Investments in these entities are restricted and carried at cost.

The Company, as a member of the FHLB system, is required to maintain an investment in capital stock of the FHLB. The carrying value of this stock was $664 at June 30, 2022 (Unaudited), $690 at December 31, 2021 and $891 at December 31, 2020. Based on redemption provisions of the FHLB, the stock has no quoted market value. The Company also maintains an investment in the stock of ACBB of $120 at June 30, 2022, December 31, 2021 and 2020, respectively.

Management considers whether these investments are impaired based on the ultimate recoverability of the cost basis rather than by recognizing temporary declines in value. Management believes no impairment charge is necessary related to its investment in FHLB and ACBB stock.

Stock-Based Compensation

The Company recognizes stock-based compensation over the service period. The grant-date fair values of stock options are determined using the Black-Scholes option-pricing model and the value of stock awards is based on the estimated fair value of the stock.

Bank Owned Life Insurance

The Company is the owner and beneficiary of life insurance policies on certain employees. The earnings on the policies are recognized as a component of non-interest income. The policies can be liquidated, if necessary, with associated tax costs. However, the Company intends to hold these policies and, accordingly, has not provided for deferred income taxes on the earnings.

Goodwill and Intangible Assets

Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred over the fair value of the assets acquired and liabilities assumed as of the acquisition date. Goodwill has an indefinite useful life and is not amortized, but tested for impairment at least annually in the third quarter or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. Goodwill was $1,047 at June 30, 2022 (Unaudited), December 31, 2021 and 2020. Based on the results of the annual impairment test, the Company did not recognize any impairment in 2022, 2021 and 2020.

Intangible assets with definite useful lives are amortized over their estimated useful lives. The Company has recognized core deposit intangibles in connection with its business combinations. Intangibles assets were $46 at June 30, 2022 (Unaudited), $57 at December 31, 2021 and $79 at December 31, 2020. Amortization expense was $11 for the six months ended June 30, 2022 (Unaudited), $22 in 2021 and $28 in 2020. The Company expects to amortize its core deposit intangibles approximately $19 each year for the next three years.

Advertising Costs

Advertising costs are expensed as incurred.

Comprehensive Income

U.S. GAAP generally requires recognized revenue, expenses, gains and losses be included in net income. However, certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported in the accumulated other comprehensive income component of the equity section of the consolidated balance sheet. The periodic changes in such items, along with net income, are components of comprehensive income.

Other comprehensive income consists solely of the unrealized gains on securities available-for-sale, net of deferred income taxes. Accumulated other comprehensive income/loss consists of net unrealized losses of $626 less deferred income taxes of $182 at June 30, 2022, net unrealized gain of $30 less deferred income taxes of $8 at December 31, 2021 and net unrealized gain of $361 less deferred income taxes of $102 at December 31, 2020.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carryforwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has not identified any significant income tax uncertainties through the evaluation of its income tax positions as of June 30, 2022, and has not recognized any liabilities for tax uncertainties as of as of June 30, 2022. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense. There were no such amounts recognized as of June 30, 2022.

Revenue Recognition

The Company earns income from various sources, including loans, investment securities, bank-owned life insurance, deposit accounts, and sales of assets.

Interest income on loans is accrued on the unpaid principal balance and recorded daily. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Other loan fees, including late charges, are recognized as they occur.

Interest income on debt securities, including purchase premiums and discounts, is calculated using the interest method over the term of the securities. Dividends on equity securities are recorded when declared.

Fees and service charges primarily consist of deposit account fees. The Company offers various deposit account products to its customers governed by specific deposit agreements. These agreements identify the general conditions and obligations of both parties, and include standard information regarding deposit account related fees.

Deposit account services include providing access to deposit accounts as well as access to the various deposit transactional services of the Company. These transactional services are primarily those that are identified in the standard fee schedule, and include, but are not limited to, services such as overdraft protection, wire transfer, and check collection. Revenue is recognized in conjunction with the various services being provided. For example, the Company may assess monthly fixed service fees associated with the customer having access to a deposit account, which can vary depending on the account type and daily account balance. In addition, the Company may also assess separate fixed fees associated with and at the time specific transactions are entered into by the customer. As such, the Company considers its performance obligations to be met concurrently with providing the account access or completing the requested deposit transaction.

Other income items are transactional in nature and are recorded as they occur.

Gains or losses on sales of assets are generally recognized when the asset has been legally transferred to the buyer and the Company has no continuing involvement with the asset. The Company does not generally finance the sale.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold all of which mature within 90 days. Generally, federal funds are purchased or sold for one-day periods.

Interest paid was $902 and $1,885 for the six months ended June 30, 2022 and 2021, respectively. Interest paid was $3,429 in 2021 and $5,795 in 2020. There were no amounts transferred from loans to other real estate owned in 2021 and 2020. Income taxes paid for the six months ended June 30, 2022 and 2021 were $725 and $1,060 respectively. Income taxes paid in 2021 were $1,336 and $0 in 2020.

Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Board (ASU) 2016-02, Leases (Topic 842). The core principle of this ASU is that a lessee should recognize the assets and liabilities that arise from leases. Specifically, a lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The ASU does not significantly change the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee from current U.S. GAAP. The ASU provides several other changes or clarifications to existing GAAP and will require qualitative disclosures, along with quantitative disclosures, so that financial statement users can understand more about the nature of an entity’s leasing activities. This guidance is effective for the Company in 2022. The company will be recording a right of use asset and related lease liability of approximately $4,236 on the balance sheet effective January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This guidance is effective for the Company in 2023. The Company has selected a software provider to assist with the preparation of the calculation and has been running the new model parallel to their existing model during 2022.

2.	SECURITIES

The amortized cost and fair value of securities at June 30, 2022, December 31, 2021 and 2020 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(In Thousands)
June 30, 2022:
Securities available-for-sale:
U.S. government agencies	$4,000	$—	$84	$3,916
Corporate bonds	4,902	—	188	4,714
Municipal bonds	4,036	2	5	4,033
Mortgage-backed securities, GSE residential	3,299	1	372	2,928

Total securities available-for-sale	16,237	3	649	15,591

Securities held-to maturity:
Foreign government bond	300	—	—	300
Annuities	2,281	—	—	2,281

Total securities held-to-maturity	2,581	—	—	2,581

Total securities	$18,818	$3	$649	$18,172

December 31, 2021:
Securities available-for-sale:
U.S. government agencies	$2,000	$—	$1	$1,999
Corporate bonds	5,456	35	26	5,465
Municipal bonds	4,456	51	—	4,507
Mortgage-backed securities, GSE residential	3,521	21	50	3,492

Total securities available-for-sale	15,433	107	77	15,463

Securities held-to maturity:
Foreign government bond	300	—		300
Annuities	2,291	—		2,291

Total securities held-to-maturity	2,591	—	—	2,591

Total securities	$18,024	$107	$77	$18,054

December 31, 2020:
Securities available-for-sale:
Corporate bonds	$7,617	$136	$—	$7,753
Municipal bonds	8,431	121	—	8,552
Mortgage-backed securities, GSE residential	3,206	104	—	3,310

Total securities held to maturity	$19,254	$361	$—	$19,615

Securities held-to maturity:
Foreign government bond	300	—	—	300
Annuities	2,267	—	—	2,267

Total securities held-to-maturity	2,567	—	—	2,567

Total securities	$21,821	$361	$—	$22,182

Securities with a carrying value of $2,015, $2,106 and $1,911 at June 30, 2022 (Unaudited), December 31, 2021 and 2020, respectively, were pledged as collateral to secure deposits as required or permitted by law.

The amortized cost and fair value of debt securities at June 30, 2022, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

		(In thousands)
Due less than one year	$10,184	$10,087	$—	$—
Due after one year through five years	2,845	2,667	—	—
Due after five years through ten years	248	243	2,581	2,581
Due after ten years	2,960	2,594	—	—

	$16,237	$15,591	$2,581	$2,581

The age of unrealized losses and the fair value of related securities as of June 30, 2022, and December 31, 2021 was as follows. As of December 31, 2020, there were no unrealized losses in the securities portfolio.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

			(In Thousands)
June 30, 2022
U.S. government agencies	$4,143	$84	$—	$—	$4,143	$84
Corporate bonds	4,715	188	—	—	4,715	188
Municipal bonds	2,874	5	—	—	2,874	5
Mortgage-backed securities, GSE residential	2,900	372	—	—	2,900	372

Total	$14,632	$649	$—	$—	$14,632	$649

December 31, 2021
U.S. government agencies	$1,999	$1	$—	$—	$1,999	$1
Corporate bonds	2,973	26	—	—	2,973	26
Mortgage-backed securities, GSE residential	2,230	50	—	—	2,230	50

Total	$7,202	$77	$—	$—	$7,202	$77

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition, cash flows, interest rates, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value and whether the Company expects to sell or could be required to sell the securities.

The Company had 41, 7 and -0- securities in unrealized loss positions at June 30, 2022, December 31, 2021 and 2020, respectively. The unrealized losses are considered to result from changes in interest rates and not from downgrades in the creditworthiness of the issuers. In analyzing an issuer’s financial condition, management considers whether the securities are general obligation or revenue bonds, whether they are issued by the U.S. government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The Company does not intend to sell these securities nor is it more likely than not that it will be required to sell these securities prior to recovery. No declines are deemed to be other-than-temporary.

3.	LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans at June 30 (Unaudited) and December 31 are summarized as follows:

	June 30,	December 31,
	2022	2021	2020

	(In thousands)
Owner occupied commercial real estate	$57,065	$57,294	$53,943
Other commercial real estate	96,283	101,744	110,548
Multi-family	171,808	172,831	185,091
Commercial and industrial	13,216	22,805	34,510
Consumer	5,664	6,919	9,190

Total gross loans	344,036	361,593	393,282

Deferred loan fees and costs, net	282	27	(13)
Allowance for loan losses	(5,611)	(5,611)	(5,578)

Loans, net	$338,707	$356,009	$387,691

In 2020, the Company elected to participate in the Payroll Protection Program (“PPP”) administered by the Small Business Administration (“SBA”). This program was enacted as part of the Coronavirus, Relief, and Economic Security (“CARES”) Act in March 2020 to provide emergency economic relief to businesses impacted by the COVID-19 pandemic. These loans are fully guaranteed by the SBA and are eligible for forgiveness up to 100% of the loan and accrued interest balance if the borrowers meet specified requirements. These loans have terms from 2-5 years, depending on date of origination, with interest at 1%. No payments are generally required until the SBA remits the loan forgiveness amount to the Company. A second round of PPP loans was authorized in late December 2020 and funds became available in January 2021. The Company was a participating lender for the second round of PPP.

The Company originated $14,972 of loans under the PPP in 2021 and $23,321 in 2020. Of that, $0, $9,923 and $20,344 of PPP loans were outstanding as of June 30, 2022 (Unaudited), December 31, 2021 and December 31, 2020, respectively, and are included in commercial and industrial loans. PPP loans are considered current and pass-rated in the following tables and no allowance has been allocated to these loans based on their SBA guarantee.

The SBA paid a fee to the Company to originate each PPP loan based on the amount of the loan. Such fees, net of deferred loan origination costs, totaled $0 as of June 30, 2022 (Unaudited), $702 during 2021 and $856 during 2020. The net fee is being recognized in interest income, as an adjustment of yield, over the life of the related loan. However, upon receipt of a loan’s SBA forgiveness payment, any remaining fee for the loan is fully recognized into income. The Company recognized $832 in 2021 and $408 in 2020, of net PPP fee income. The remaining balance was recognized in 2022.

Changes in the allowance for loan losses by loan class for the six months ended June 30, 2022 and 2021, and related loan information as of June 30, 2022 and December 31, 2021 are as follows:

	Owner Occupied Commercial Real Estate	Other Commercial Real Estate	Multi-Family	Commercial and Industrial	Consumer	Unallocated	Total

For the Six Months Ended	(In thousands)
June 30, 2022
Allowance for loan losses:
Beginning balance	$802	$1,630	$2,271	$214	$114	$580	$5,611
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—
Provisions	(3)	(89)	(37)	30	(29)	128	—

Ending balance	$799	$1,541	$2,234	$244	$85	$708	$5,611

June 30, 2021
Allowance for loan losses:
Beginning balance	$755	$1,771	$2,406	$262	$148	$236	$5,578
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	1	—	—	—	—	1
Provisions	44	(105)	(71)	(49)	(25)	251	45

Ending balance	$799	$1,667	$2,335	$213	$123	$487	$5,624

	Owner Occupied Commercial Real Estate	Other Commercial Real Estate	Multi-Family	Commercial and Industrial	Consumer	Unallocated	Total

June 30, 2022	(In thousands)
Allowance for loan losses:
Ending balance	$799	$1,541	$2,234	$244	$85	$708	$5,611

Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$799	$1,541	$2,234	$244	$85	$708	$5,611

Loans receivable:
Ending balance	$57,065	$96,283	$171,808	$13,216	$5,664	$—	$344,036

Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$57,065	$96,283	$171,808	$13,216	$5,664	$—	$344,036

December 31, 2021
Allowance for loan losses:

Ending balance	$802	$1,630	$2,271	$214	$114	$580	$5,611
Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$802	$1,630	$2,271	$214	$114	$580	$5,611

Loans receivable:
Ending balance	$57,294	$101,744	$172,831	$22,805	$6,919	$—	$361,593

Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$57,294	$101,744	$172,831	$22,805	$6,919	$—	$361,593

Changes in the allowance for loan losses by loan class for 2021 and 2020 and related loan information are as follows:

	Owner Occupied Commercial Real Estate	Other Commercial Real Estate	Multi-Family	Commercial and Industrial	Consumer	Unallocated	Total

As of and for the Year Ended	(In thousands)
December 31, 2021
Allowance for loan losses:
Beginning balance	$755	$1,771	$2,406	$262	$148	$236	$5,578
Charge-offs	—	—	—	(12)	—	—	(12)
Recoveries	—	—	—	—	—	—
Provisions	47	(141)	(135)	(36)	(34)	344	45

Ending balance	$802	$1,630	$2,271	$214	$114	$580	$5,611

Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$802	$1,630	$2,271	$214	$114	$580	$5,611

Loans receivable:
Ending balance	$57,294	$101,744	$172,831	$22,805	$6,919	$—	$361,593

Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$57,294	$101,744	$172,831	$22,805	$6,919	$—	$361,593

As of and for the Year Ended
December 31, 2020
Allowance for loan losses:
Beginning balance	$714	$1,773	$2,506	$253	$149	$93	$5,488
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Provisions	41	(2)	(100)	9	(1)	143	90

Ending balance	$755	$1,771	$2,406	$262	$148	$236	$5,578

Ending balance, individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—

Ending balance, collectively evaluated for impairment	$755	$1,771	$2,406	$262	$148	$236	$5,578

Loans receivable:
Ending balance	$53,943	$110,548	$185,091	$34,510	$9,190	$—	$393,282

Ending balance, individually evaluated for impairment	$1,058	$—	$—	$121	$—	$—	$1,179

Ending balance, collectively evaluated for impairment	$52,885	$110,548	$185,091	$34,389	$9,190	$—	$392,103

The following table summarizes information on impaired loans at December 31, 2020. There were no impaired loans at June 30, 2022 and December 31, 2021.

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

	(In thousands)
December 31, 2020
Owner occupied commercial real estate	$1,058	$1,058	$—	$1,061	$7
Commercial and industrial	121	121	—	130	6

	$1,179	$1,179	$—	$1,191	$13

The following tables present information on commercial loans by the Company’s internal risk rating system at June 30 and December 31:

		Special
	Pass	Mention	Substandard	Doubtful	Total

	(In thousands)
June 30, 2022
Owner occupied commercial real estate	$57,065	$—	$—	$—	$57,065
Other commercial real estate	96,283	—	—	—	96,283
Multi-family	171,808	—	—	—	171,808
Commercial and industrial	13,216	—	—	—	13,216

	$338,372	$—	$—	$—	$338,372

December 31, 2021
Owner occupied commercial real estate	$57,294	$—	$—	$—	$57,294
Other commercial real estate	101,744	—	—	—	101,744
Multi-family	172,831	—	—	—	172,831
Commercial and industrial	22,805	—	—	—	22,805

	$354,674	$—	$—	$—	$354,674

December 31, 2020
Owner occupied commercial real estate	$52,885	$1,058	$—	$—	$53,943
Other commercial real estate	110,548	—	—	—	110,548
Multi-family	185,091	—	—	—	185,091
Commercial and industrial	34,389	121	—	—	34,510

	$382,913	$1,179	$—	$—	$384,092

The following tables present information on consumer loans summarized by whether such loans are performing or non-performing as of June 30, 2022 and December 31:

		Non-
	Performing	Performing	Total

	(In thousands)
June 30, 2022
Consumer	5,460	204	5,664

December 31, 2021
Consumer	$6,703	$216	$6,919

December 31, 2020
Consumer	$9,190	$—	$9,190

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present information on past due status at June 30 and December 31:

						Total	Past Due > 90
	30 - 59	60 - 89	Greater	Total Past		Loans	Days and Still	Loans on
	Past Due	Past Due	90 Days	Due	Current	Receivables	Accruing	Non-accrual
June 30, 2022
Owner occupied commercial real estate	$—	$—	$—	$—	$57,065	$57,065	$—	$—
Other commercial real estate	—	—	—	—	96,283	96,283	—	—
Multi-family	—	—	—	—	171,808	171,808	—	—
Commercial and industrial	—	—	—	—	13,216	13,216	—	—
Consumer	—	—	204	204	5,664	6,072	—	204

Total	$—	$—	$204	$204	$344,036	$344,444	$—	$204

December 31, 2021
Owner occupied commercial real estate	$—	$—	$—	$—	$57,294	$57,294	$—	$—
Other commercial real estate	—	—	—	—	101,744	101,744	—	—
Multi-family	—	—	—	—	172,831	172,831	—	—
Commercial and industrial	—	—	—	—	22,805	22,805	—	—
Consumer	—	—	216	216	6,703	6,919	—	216

Total	$—	$—	$216	$216	$361,377	$361,593	$—	$216

December 31, 2020
Owner occupied commercial real estate	$—	$—	$1,058	$1,058	$52,885	$53,943	$—	$1,058
Other commercial real estate	—	—	—	—	110,548	110,548	—	—
Multi-family	—	—	—	—	185,091	185,091	—	—
Commercial and industrial	—	121	—	121	34,389	34,510	—	—
Consumer	227	—	—	227	8,963	9,190	—	—

Total	$227	$121	$1,058	$1,406	$391,876	$393,282	$—	$1,058

The Company identifies loans for potential restructuring primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

There were no loans identified as troubled debt restructurings as of or during the periods ended June 30, 2022, December 31, 2021 and 2020.

In 2020, the Company instituted a payment deferral program to assist borrowers experiencing financial hardship due to COVID-19 related challenges. This program was established in response to federal banking agencies guidance encouraging banks to work with borrowers that may be unable to meet their contractual obligations due to the effects of COVID-19. This guidance stated that short-term modifications (up to six months) made on a good faith basis in response to COVID-19 to borrowers who were current at the time of modification are not considered TDRs. In addition, section 4013 of the CARES Act provided that loan modifications related to COVID-19 on a loan that was current at December 31, 2019 are not considered TDRs. Through December 31, 2020, the Company had modified $86,800 of loans to allow for payment deferrals. These deferrals included principal, and principal and interest deferrals, generally for three to six months. Additional modifications were made as necessary. At December 31, 2021, no loans remain on payment deferral.

As of June 30, 2022, December 31, 2021 and 2020, the Company serviced $10,085, $10,533 and $11,123, respectively, in loans for the benefit of others.

4.	PREMISES AND EQUIPMENT

The components of premises and equipment at June 30, 2022, December 3, 2021 and 2020 are as follows:

	June 30,	December 31,
(Dollars in thousands)	2022	2021	2020
	(Unaudited)
Leasehold improvements	$3,242	$3,223	$3,142
Furniture, fixtures and equipment	2,219	2,174	2,095

Total	5,461	5,397	5,237

Less: accumulated depreciation	(3,474)	(3,292)	(2,898)

Premises and equipment, net	$1,987	$2,105	$2,339

5.	DEPOSITS

The components of deposits at June 30, 2022, December 31, 2021 and 2020 are as follows:

	June 30,	December 31,
(Dollars in thousands)	2022	2021	2020
	(Unaudited)
Demand, non-interest bearing	$117,879	$124,507	$101,593
Demand, interest-bearing	98,708	100,198	81,896
Money market	70,930	68,280	59,836
Savings	57,144	53,041	42,592
Time, $250,000 and over	34,813	43,821	51,227
Time, under $250,000	94,228	119,745	159,135

	$473,702	$509,592	$496,279

Scheduled maturities of time deposits are as follows:

Year
Ending June 30,	Amount
(In thousands)
2023	$101,230
2024	10,206
2025	4,416
2026	6,189
2027	7,000

$129,041

6.	FHLBNY BORROWINGS

The Company has an unsecured borrowing facility for $5,000 with ACBB. There were no outstanding borrowings on this facility at June 30, 2022, December 31, 2021 and 2020.

As a member of the FHLBNY, the Company has the ability to borrow up to the amount of eligible mortgages and securities that have been pledged as collateral under a blanket security agreement. At June 30, 2022, the Company has pledged commercial real estate loans totaling $219,055.

FHLB borrowings consisted of the following at June 30, 2022, December 31, 2021 and 2020:

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
Fixed rate advance due July 2021 (3.09%)	$—	$—	$3,500
Fixed rate advance due August 2023 (3.14%)	5,000	5,000	5,000

	$5,000	$5,000	$8,500

7.	SUBORDINATED DEBT

In June 2017, the Company completed a $10,000 private placement of unsecured subordinated debt (the “Notes”). The Notes bear an initial interest rate of 7.25% and mature on July 1, 2027. The interest rate on the Notes are fixed from June 21, 2017 until June 30, 2022. Interest is paid semi-annually during the fixed period. Thereafter, the Company will pay quarterly interest on the Notes at a variable rate equal to three month LIBOR plus 5.405%. The three month LIBOR is being discontinued in 2023. The Company is currently reviewing its options in replacing this index. The subordinated debt is reported net of debt issuance costs of $91, $100 and $116 at June 30, 2022, December 31, 2021 and December 31, 2020, respectively.

8.	LEASE COMMITMENTS

The Company leases its main office and administrative facility and another branch facility from a related party. In addition to the base rent, the Company is required to pay a monthly fee for its portion of certain operating expenses, including real estate taxes, insurance, utilities, maintenance and repairs. Rent expense under these leases was $85, and $108 for the six months ended June 30, 2022 and 2021, respectively. Rent expense under these leases was $293 in 2021 and 2020. The Company also leases branch sites from unrelated parties.

Future minimum lease payments including option periods, by year and in the aggregate, under lease agreements, are as follows:

Year Ending
December 31,	Amount
(In thousands)
2022	$1,086
2023	778
2024	709
2025	674
2026	343
Thereafter	646

$4,236

Rent expense for all leases was $575 and $595 for the six months ended June 30, 2022 and 2021, respectively. Rent expense for all leases was $1,193 in 2021 and $1,227 in 2020.

9.	STOCK-BASED COMPENSATION

In 2013, the Company adopted the 2013 Equity Compensation Plan (“the 2013 Plan”). The 2013 Plan provides for the issuance of up to 42,255 options or shares of restricted stock to directors, employees and service providers. The 2013 Plan provides that option lives and vesting are at the discretion of the Board of Directors, but in no case shall the option life exceed ten years. Stock options may be either incentive stock options or non-statutory options. All options become fully vested upon death or disability of the holder.

In 2016, under the 2013 Plan, the Company granted 10,000 stock options to employees with vesting of three years and with ten year lives. In addition, the Company granted 32,255 shares of restricted stock to directors and executive officers. The restricted stock vested over three years.

There were 5,000 fully vested options outstanding at December 31, 2020 with a weighted average exercise price of $13.96. These options were forfeited in 2021. There are no outstanding stock options at June 30, 2022 and December 31, 2021 and no stock compensation expense for the six months ended June 30, 2022 and in 2021 and 2020.

10.	INCOME TAXES

The components of income tax expense are summarized as follows:

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
Current	$(340)	$963	$799
Deferred	961	162	(273)

	$621	$1,125	$526

The following is a reconciliation between the provision using the expected federal statutory income tax rate of 21% and the Company’s actual income tax expense:

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
Provision at statutory rate	$459	$845	$432
Add (deduct) effect of:
State income taxes, net of federal income tax effect	185	343	145
Bank owned life insurance income	(15)	(31)	(32)
Tax-exempt municipal interest	(5)	(24)	(25)
Other items, net	(3)	(8)	6

Income tax expense	$621	$1,125	$526

The components of the net deferred tax asset at June 30, 2022 and December 31, 2021 and 2020 are as follows:

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
Deferred tax provision:
Allowance for loan losses	$1,683	$1,577	$1,568
Unrealized loss on securities available for sale	182	—	—
Federal net operating loss carryforwards	122	122	163
Start-up expenses	36	51	86
Depreciation	—	139	92
Other	—	195	323
Purchase accounting	40	41	46

Total deferred tax assets	2,063	2,125	2,278

Deferred tax liabilities:
Unrealized gain on securities available for sale	—	(8)	(102)
Other	(641)	—	—
Deferred loan costs	(117)	(41)	(32)

Total deferred tax liabilities	(758)	(49)	(134)

Net deferred tax asset	$1,305	$2,076	$2,144

At June 30, 2022, the Company had $583 of federal net operating loss carryforwards which begin to expire in 2029 unless previously used. These net operating loss carryforwards arose primarily from the merger with Community First Bank in 2016. The Company’s use of the Community First Bank’s net operating loss carryforward is limited by statute to a maximum of $194 each year.

11.	TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families and affiliated companies (commonly referred to as related parties). Deposits of related parties totaled $7,839, $8,932, and $8,975 at June 30, 2022, December 31, 2021 and 2020, respectively. There were no loans to related parties at June 30, 2022. Loans to related parties at December 31, 2021 were $255 and $0 at December 31, 2020. The Company also leases its administrative office, main branch facility and another branch facility from a related party as described in Note 8.

12.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily consist of commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Total unfunded loan related commitments, including lines of credit, amounted to $14,754, $17,539 and $17,282 at June 30, 2022, December 31, 2021 and 2020, respectively, including $263, $10,609 and $10,723 of commercial real estate loans and $14,491, $6,930 and $6,559, respectively, for unused lines of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

13.	REGULATORY CAPITAL MATTERS

The Bank is subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the following table) of total capital, Tier 1 capital (as defined in the regulations) and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. A capital conservation buffer of 2.50%, comprised of common equity Tier I capital, is also established above the regulatory minimum capital requirements and must be maintained to avoid limitations on capital distributions.

In 2020, the Bank adopted the new community bank leverage ratio framework. This framework simplifies the regulatory capital requirements by requiring the Bank meet only the Tier 1 capital to average assets (leverage) ratio. The Bank must only maintain a leverage ratio greater than the 9% required minimum to be considered well capitalized under this framework. The Bank can opt out of the new framework and return to the risk-weighting framework at any time. In April 2020, the federal banking agencies temporarily reduced the minimum requirement to 8% for 2020, increasing to 8.50% for 2021, and returning to 9% for 2022 and thereafter.

The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow small bank holding companies, as defined, an exemption from regulatory capital requirements. The Bancorp meets the eligibility criteria and is exempt from regulatory capital requirements.

Management believes, as of June 30, 2022, that the Bank meets all capital adequacy requirements to which they are subject.

The Bank’s actual and required capital amounts and ratios are presented below:

	Actual		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio
		(Dollars in thousands)
June 30, 2022
Tier 1 Capital (to Average Assets)	$56,404	10.85%	$46,807	9.00%
December 31, 2021
Tier 1 Capital (to Average Assets)	$54,924	9.63%	$48,503	8.50%
December 31, 2020
Tier 1 Capital (to Average Assets)	$52,194	9.44%	$44,243	8.00%

The Bank is subject to certain restrictions on the amount of dividends that it may declare without regulatory approval. Although the Company is not subject to these same restrictions, unless the Company expands its operations, the operations of the Bank will be the only source of cash dividends for shareholders of the Company. Therefore, as a practical matter, the ability of the Company to pay cash dividends is subject to any restrictions on the Bank’s ability to pay dividends to the Company.

14.	RETIREMENT BENEFITS

The Company sponsors a 401(k) retirement savings plan for its employees. Retirement plan expense was $86 and $85 for the six months ended June 30, 2022 and 2021 and $160 in 2021 and $179 in 2020.

The Company has individual deferred compensation arrangements with certain key officers which provide supplemental retirement benefits. The liability was $1,024 at June 30, 2022 $976 at December 31, 2021 and $879 at December 31, 2020 and is included in other liabilities in the consolidated balance sheet. Related expense was $48 and $28 for the six months ended June 30, 2022 and 2021 and $56 in 2021 and $96 in 2020.

15.	FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets and liabilities on a non-recurring basis, such as securities held-to-maturity with other-than-temporary impairment, impaired loans and other real estate owned. U.S. GAAP has established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company had no assets or liabilities measured at fair value on a nonrecurring basis in 2022, 2021 and 2020.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2022 and December 31, 2021 and 2020 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3

		(In thousands)
June 30, 2022:
U.S. government agencies	$3,916	$—	$3,916	$—
Corporate bonds	4,714	—	4,714	—
Municipal bonds	4,033	—	4,033	—
Mortgage-backed securities, GSE residential	2,928	—	2,928	—

Total	$15,591	$—	$15,591	$—

December 31, 2021:
U.S. government agencies	$1,999	$—	$1,999	$—
Corporate bonds	5,465	—	5,465	—
Municipal bonds	4,507	—	4,507	—
Mortgage-backed securities, GSE residential	3,492	—	3,492	—

Total	$15,463	$—	$15,463	$—

December 31, 2020:
Corporate bonds	$7,753	$—	$7,753	$—
Municipal bonds	8,552	—	8,552	—
Mortgage-backed securities, GSE residential	3,310	—	3,310	—

Total	$19,615	$—	$19,615	$—

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows. Certain financial instruments and all nonfinancial instruments are exempt from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying fair value of the Company.

	June 30, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total

		(in Thousands)
Financial Assets:
Cash and cash equivalents	$151,755	$—	$151,755	$—	$151,755
Time deposits in other financial institutions	14,656	—	14,656	—	14,656
Securties held-to-maturity	2,581	—	2,581	—	2,581
Loans receivable, net	338,707	—	—	325,242	325,242
Restricted equity investments	784	—	784	—	784
Bank owned life insurance	7,270	—	7,270	—	7,270
Accrued interest receivable	1,095	—	1,095	—	1,095
Financial Liabilities:
Deposits	473,702	—	—	473,263	473,263
FHLBNY borrowings	5,000	—	—	5,127	5,127
Subordinated debentures	9,909	—	—	9,909	9,909
Accrued Interest payable	33	—	33	—	33

	December 31, 2021
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total

		(in Thousands)
Financial assets:
Cash and cash equivalents	$167,834	$—	$167,834	$—	$167,834
Time deposits in other financial institutions	16,568	—	16,568	—	16,568
Securities available-for-sale, at fair value	15,463	—	15,463	—	15,463
Securities held-to-maturity	2,591	—	2,591	—	2,591
Loans receivable, net	356,009	—	—	359,237	359,237
Restricted equity investments	810	—	810	—	810
Bank owned life insurance	7,196	—	7,196	—	7,196
Accrued interest receivable	1,303	—	1,303	—	1,303
Financial liabilities:
Deposits:	509,592	—	—	507,880	507,880
FHLBNY borrowings	5,000	—	—	5,183	5,183
Subordinated debentures	9,900	—	—	9,884	9,884
Accrued interest payable	157	—	157	—	157

	December 31, 2020
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total

		(in Thousands)
Financial assets:
Cash and due from banks	$116,885	$—	$116,885	$—	$116,885
Time deposits in other financial institutions	19,849	—	19,849	—	19,849
Securities available-for-sale, at fair value	19,615	—	19,615	—	19,615
Securities held-to-maturity	2,567	—	2,567	—	2,567
Loans receivable, net	387,691	—	—	393,897	393,897
Restricted equity investments	1,011	—	1,011	—	1,011
Bank owned life insurance	7,046	—	7,046	—	7,046
Accrued interest receivable	1,680	—	1,680	—	1,680
Financial liabilities:
Deposits:	496,279	—	—	496,066	496,066
FHLBNY borrowings	8,500	—	—	8,915	8,915
Subordinated debentures	9,884	—	—	9,822	9,822
Accrued interest payable	254	—	254	—	254

16.	CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to Regal Bancorp, Inc. is as follows:

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
BALANCE SHEETS
Assets
Cash and cash equivalents from bank subsidiary	178	187	219
Investment in bank subsidiary	57,033	56,050	53,580
Tax Receivable	649	537	302

Total assets	57,860	56,774	54,101

Liabilities and Stockholders’ Equity
Accrued expenses and other liabilities	175	177	179
Subordinated debentures	9,909	9,900	9,884
Stockholders’ equity	47,776	46,697	44,038

Total liabilities and stockholders’ equity	57,860	56,774	54,101

	For the six months ended June 30,		Year ended December 31,
	2022	2021	2021	2020

(Dollars in Thousands)	(Unaudited)
STATEMENTS OF INCOME
Income:
Distributed Earnings of Bank	363	363	725	724

Total income	363	363	725	724
Expenses:
Interest expense	371	370	742	743
Other general and administrative	9	6	13	16

Total operating expenses	380	376	755	759

Income (loss) before income taxes and equity in undistributed earnings of subsidiary	(17)	(13)	(30)	(35)
Applicable income tax benefit	5	4	9	10

Income (loss) before equity in undistributed earnings of subsidiary	(12)	(9)	(21)	(25)
Equity in undistributed earnings of subsidiary	1,577	1,398	2,917	1,557

Net income	1,565	1,389	2,896	1,532

	For the six months ended June 30,		Year ended December 31,
	2022	2021	2021	2020
(Dollars in Thousands)	(Unaudited)
STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
Net income	1,565	1,389	2,896	1,532
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(1,471)	(1,290)	(2,707)	(1,366)
Change in tax receivable	(112)	(111)	(235)	10
Change in accrued interest payable	—	(4)	(2)	—
Amortization of issue costs on subordinated debt	9	7	16	18

Net cash (used in) provided by operating activities	(9)	(9)	(32)	194

Net change in cash and cash equivalents	(9)	(9)	(32)	194
Cash and cash equivalents at beginning of period	187	219	219	25

Cash and cash equivalents at end of period	178	210	187	219

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by SR Bancorp or Somerset Regal Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of SR Bancorp or Somerset Regal Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to [•] Shares

(Subject to Increase to up to [•] Shares)

[LOGO]

SR Bancorp, Inc.

(Proposed Holding Company for

Somerset Regal Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

[Prospectus Date]

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until _________, 2023, all dealers that effect transactions in these securities, whether or not participating in this stock offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

EXPLANATORY NOTE

The following pages constitute the preliminary proxy statement of Regal Bancorp, Inc. Such proxy statement will “wrap-around” the prospectus of SR Bancorp, Inc. enclosed in this registration statement.

The information in this proxy statement-prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SR BANCORP, INC. [LOGO]	REGAL BANCORP, INC. [LOGO]

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The Boards of directors of SR Bancorp, Inc. (“SR Bancorp”) and Regal Bancorp, Inc. (“Regal Bancorp”) have agreed to the merger of Regal Bancorp with and into SR Bancorp. The merger is subject to the completion by SR Bancorp of an offering of its common stock, at $10.00 per share, as part of the mutual-to-stock conversion of Somerset Savings Bank, a New Jersey-chartered mutual savings association. Somerset Savings Bank will become the wholly owned subsidiary of SR Bancorp upon completion of the conversion.

If the merger is completed, the shares of Regal Bancorp common stock that you own immediately before the merger will be converted, at your election, into the right to receive 1.93 shares of SR Bancorp common stock, $19.30 in cash, or a combination of both, subject to proration and allocation procedures set forth in the merger agreement and described herein to ensure that 80% of the outstanding shares of Regal Bancorp common stock be exchanged for shares of SR Bancorp common stock; provided; however, that if SR Bancorp sells more than 8,250,000 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock. Based on 3,023,369 shares outstanding of Regal Bancorp, 4,668,082 shares of SR Bancorp common stock will be issued to Regal Bancorp shareholders in the merger, assuming 80% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock. Each Regal Bancorp shareholder also will receive cash in lieu of any fractional shares of SR Bancorp common stock that such shareholder would otherwise receive in the merger based on a value of SR Bancorp common stock of $10.00 per share. The Regal Bancorp common stock does not trade on any established exchange or interdealer market, and so there is no published trading price for the Regal Bancorp common stock.

This document is being used as a proxy statement for Regal Bancorp to solicit proxies at its special meeting of shareholders to be held to vote on the merger. This document also constitutes a prospectus of SR Bancorp as it relates to shares of SR Bancorp common stock to be received by shareholders of Regal Bancorp in the merger. SR Bancorp is also concurrently offering common stock for sale in its initial public offering as part of the mutual-to-stock conversion of Somerset Savings Bank. The conversion and SR Bancorp’s initial public offering are described in detail in the SR Bancorp prospectus, which is included within this proxy statement-prospectus. This prospectus is sometimes referred to herein for additional information. If the conversion and SR Bancorp’s initial public offering are not consummated, the merger will not occur.

SR Bancorp will issue an aggregate of between 7,012,500 shares and 9,487,500 shares, which may be increased to 10,910,625 shares, in the conversion offering. The exact number of shares to be issued in SR Bancorp’s conversion offering will depend on regulatory considerations, demand for the shares and any changes in market conditions. SR Bancorp expects to have its common stock quoted on the Nasdaq Capital Market under the symbol “SRBK” upon conclusion of the conversion and merger.

For a discussion of risks in connection with the merger and the SR Bancorp common stock, see “Risk Factors” beginning on page [15] of this document as well as on page [19] of the SR Bancorp offering prospectus that accompanies this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this proxy statement-prospectus. Any representation to the contrary is a criminal offense.

The shares of SR Bancorp common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement-prospectus is dated [●], 2023 and is first being mailed to Regal Bancorp shareholders on or about [●], 2023.

REGAL BANCORP, INC.

570 WEST MT. PLEASANT AVENUE

LIVINGSTON, NEW JERSEY 07039

(973) 716-0600

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [Meeting Date]

NOTICE IS HEREBY GIVEN that the Special Meeting of Shareholders (“Special Meeting”) of Regal Bancorp, Inc. will be held on [Meeting Date], at         :                 .m., local time, at the [Meeting Place], for the following purposes:

1.

Merger Proposal. To approve and adopt the Agreement and Plan of Merger, dated July 25, 2022, by and among SR Bancorp, Inc., Somerset Savings Bank, Regal Bancorp, Inc. and Regal Bank pursuant to which Regal Bancorp will merge with and into SR Bancorp, and each outstanding share of Regal Bancorp common stock will be converted into the right to receive, at the election of the holder (1) $19.30 in cash or (2) 1.93 shares of SR Bancorp common stock, subject to the terms and conditions, including proration and allocation procedures, set forth in the Merger Agreement.

2.

Adjournment Proposal. To approve the adjournment of the Special Meeting, if necessary, to solicit additional votes if there are not sufficient votes, in person or by proxy, to approve and adopt the Agreement and Plan of Merger.

3.	Other Matters. To transact any other business as may properly come before the Special Meeting. The Board of Directors is not aware of any other business to come before the Special Meeting.

Only shareholders of record at the close of business on [Record Date] will be entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement of the Special Meeting.

YOUR VOTE IS VERY IMPORTANT. The merger agreement must be approved by the affirmative vote of a majority of the votes cast at the Special Meeting by Regal Bancorp shareholders for the merger to be consummated. Whether or not you plan to attend the Special Meeting in person, we urge you to date, sign, and return promptly the enclosed proxy card in the accompanying envelope. You may revoke your proxy at any time before the Special Meeting or by attending the Special Meeting and voting in person.

By Order of the Board of Directors,

Thomas Lupo President and CEO	David Orbach Chairman of the Board

Livingston, New Jersey

[Mail Date]

Regal Bancorp, Inc.’s Board of Directors unanimously recommends that you vote “FOR” the listed proposals. Whether or not you plan to attend the Special Meeting, please complete, sign, date and return the enclosed proxy in the accompanying pre-addressed postage-paid envelope.

Questions and Answers About the Merger and the Special Meeting

Q:	What am I being asked to vote on and how does my Board of Directors recommend that I vote?

A:	Regal Bancorp shareholders are being asked to vote on two matters:

•	the approval and adoption of the merger agreement providing for the merger of Regal Bancorp with and into SR Bancorp; and

•

the approval of the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve and adopt the merger agreement (the “Adjournment Proposal”).

Regal Bancorp’s Board of Directors has determined that the proposed merger is advisable and in the best interests of Regal Bancorp’s shareholders, has approved the merger agreement and recommends that Regal Bancorp’s shareholders vote “FOR” the approval of the merger agreement and “FOR” the Adjournment Proposal.

Q:	What will I receive in the merger?

A:

If the merger is completed, your shares of Regal Bancorp common stock will be converted into the right to receive shares of SR Bancorp common stock and/or cash. You are entitled to elect to receive for each Regal Bancorp share you own:

•	cash equal to $19.30 per share; or

•	1.93 shares of SR Bancorp common stock.

You may also elect to receive a combination of both cash and SR Bancorp common stock. SR Bancorp also will pay cash in lieu of issuing fractional shares, at $10.00 per share (which is value of SR Bancorp stock in the offering).

The merger agreement provides that 80% of the outstanding shares of Regal Bancorp common stock must be converted into SR Bancorp common stock, with the balance of the outstanding Regal Bancorp shares converted into cash. However, if SR Bancorp sells more than 8,250,000 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock with the balance of the outstanding Regal Bancorp shares converted into cash. If Regal Bancorp shareholder elections would result in the issuance of SR Bancorp common stock for more or less than 80% (or 90% as the case may be) of the outstanding Regal Bancorp shares, then your elections may be subject to proration as described under the section captioned “The Merger – Consideration to be Received in the Merger” in this proxy statement-prospectus. As a result of the proration, you may not receive the merger consideration to the full extent that you elect.

Q:	What risks should I consider before I vote on the merger agreement?

A:	You should review the section entitled “Risk Factors” in this proxy statement-prospectus and the section entitled “Risk Factors” in the SR Bancorp offering prospectus that accompanies this document.

Q:	What are the tax consequences of the merger to me?

A:

The merger is structured so that SR Bancorp, Regal Bancorp, and their respective shareholders will not recognize any gain or loss for federal income tax purposes on the exchange of Regal Bancorp shares for SR Bancorp shares in the merger. Taxable income will result, however, to the extent a Regal Bancorp shareholder receives cash instead of SR Bancorp common stock (including cash received in lieu of fractional shares of SR Bancorp common stock) and the cash received exceeds the shareholder’s adjusted

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basis in the surrendered stock. SR Bancorp has received an opinion from its counsel, Luse Gorman, PC, confirming these tax consequences. See “Proposal 1 – Approval and Adoption of the Merger Agreement – The Merger – Material Federal Income Tax Consequences of the Merger.”

Your ultimate tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of the following ways.

•	by submitting a written statement that you would like to revoke your proxy to the Secretary of Regal Bancorp before the meeting;

•	by completing and submitting a new proxy card before the Special Meeting dated a date later than the date of the first proxy card;

•	voting by telephone or the Internet at a later time; or

•	if you are a holder of record, by attending the Special Meeting and voting in person.

Attendance at the meeting in and of itself will not revoke the proxy. If your shares are held in an account at a broker, you should contact your broker to change your vote.

Q:	What vote is required to approve the merger agreement?

A:

Approval of the merger agreement requires the affirmative vote of the majority of the votes cast by Regal Bancorp shareholders at the Special Meeting. Although the shareholders of SR Bancorp will not be approving the merger, the affirmative vote of a majority of the votes entitled to be cast by voting members of Somerset Savings Bank is required to approve the mutual-to-stock conversion of Somerset Savings Bank, and the merger will not be consummated unless the voting members of Somerset Savings Bank approve the conversion.

Q:	How do I elect to receive cash or SR Bancorp stock for my Regal Bancorp stock?

A:

An election form will be sent to you separately shortly after the date this document is mailed. For your election to be effective, your properly completed election form must be received on or before the date indicated. Do not send your election form together with your proxy card. Instead, use the separate envelopes specifically provided for the election form and your stock certificates.

Q:	What happens if I do not make an election as to some or all of my Regal Bancorp shares?

A:

Your non-election either will be treated as an election for cash, SR Bancorp common stock, or a combination of both, depending on the elections that are made by other shareholders. If you do not make an election, it is not possible to predict at this point what merger consideration you will receive.

Q:	If I am voting against the merger agreement, should I still make an election?

A:

Yes. If the merger agreement is approved by Regal Bancorp’s shareholders and becomes effective, you will receive merger consideration based on the election form you submit. If you fail to submit an election form, your Regal Bancorp shares will be treated as described in the preceding answer.

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Q:	Are shareholders guaranteed to receive the amount of cash and/or stock they elect?

A:

No. Pursuant to the merger agreement, the number of shares of Regal Bancorp common stock that may be exchanged for cash or stock is subject to limits. Elections to receive Regal Bancorp common stock in the merger are subject to the requirement that the number of shares of Regal Bancorp common stock to be exchanged for shares of SR Bancorp common stock will be limited to 80% of the issued and outstanding shares of Regal Bancorp common stock (or if SR Bancorp sells more than 8,250,000 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock), in each case with the remaining shares of Regal Bancorp common stock to be exchanged for cash.

The merger agreement provides for the allocation of the merger consideration to achieve the limitations described above, meaning that if Regal Bancorp shareholders, in the aggregate, elect to receive more SR Bancorp stock than the parties agreed that SR Bancorp would issue in the merger, then persons who elected to receive stock would instead receive a combination of SR Bancorp stock and cash in exchange for their shares of Regal Bancorp common stock. It also means that if Regal Bancorp shareholders, in the aggregate, elect to receive less SR Bancorp stock than the parties agreed that SR Bancorp would issue in the merger, then persons electing to receive cash and/or persons who made no election would instead receive a combination of SR Bancorp stock and cash based on the merger agreement’s allocation and proration procedures.

Neither SR Bancorp nor Regal Bancorp is making any recommendation as to whether Regal Bancorp shareholders should elect to receive cash or SR Bancorp common stock in the merger. Each Regal Bancorp shareholder must make his or her own election decision.

Q:	How do I exchange my Regal Bancorp stock certificates?

A:

To elect to receive cash, SR Bancorp shares or a combination thereof, you will be required to tender the stock certificates representing your shares of Regal Bancorp common stock along with the election form. For those shareholders who do not complete an election form, shortly after the merger, [Transfer Agent], the exchange agent, will send you a letter indicating how and where to surrender your stock certificates in exchange for the merger consideration. In any event, you should not send your Regal Bancorp stock certificates with your proxy card.

Q:	When is the merger expected to be completed?

A:

We expect to complete the merger as soon as practicable after receiving Regal Bancorp shareholder approval of the merger and all required regulatory approvals, and upon the completion of Somerset Savings Bank’s mutual-to-stock conversion and SR Bancorp’s stock offering. We currently expect that the approvals will be received, the conversion and stock offering completed, and the merger completed early in the third calendar quarter of 2023.

Q:	What should I do now?

A:

After you have read this document, please indicate on your proxy card how you want to vote. Sign and mail the proxy card in the enclosed postage prepaid envelope as soon as possible, so that your shares will be represented at the Special Meeting. Alternatively, you may vote: (1) by telephone by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions; or (2) via the Internet by visiting the website indicated on the accompanying proxy card and following the instructions.

Q.	Do I have dissenters’ rights?

A.	No. SR Bancorp’s common stock will be traded on the Nasdaq Capital Market; and therefore, under New Jersey law, dissenters’ rights are not available to you.

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Q:	I may want to purchase additional SR Bancorp, Inc. common stock in the stock offering. What do I do?

A:

To receive a Stock Order Form and offering materials, you may contact SR Bancorp’s Stock Information Center. Order Forms, with payment must be received by 12:00 noon, Eastern time on [Offering Expiration Date].

The Stock Information Center can be reached at (    )             -             (local) or (800)             -             (toll free) from 10:00 a.m. to 4:00 p.m., Eastern time, Monday through Friday. The Stock Information Center is not open on weekends or bank holidays.

QUESTIONS?

If you want additional copies of this document, or if you want to ask more any questions about the merger, you should contact:

Regal Bancorp, Inc.

570 West Mt. Pleasant Avenue

Livingston, New Jersey 07039

(973) 716-0600

Attention: [●]

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Summary

This summary highlights material information from the proxy statement-prospectus. This summary does not contain all of the information that is important to you. You should carefully read this entire document and the other documents that accompany this document or to which this document refers to fully understand the merger. In certain instances where appropriate, the terms “we,” “us” and “our” collectively refer to Regal Bancorp and Regal Bank. The SR Bancorp prospectus used in connection with its stock offering accompanies this proxy statement-prospectus and in certain circumstances we refer you to that document as well. See “Where You Can Find More Information” in the SR Bancorp prospectus.

The Companies

Regal Bancorp, Inc.

Regal Bank

570 West Mt. Pleasant Avenue

Livingston, New Jersey 07039

(973) 716-0600

Regal Bank is a New Jersey-chartered commercial bank headquartered in Livingston, New Jersey. Regal Bank was organized in 2007 and offers a full range of consumer and business products from our main office in Livingston, and branch offices in Livingston, Florham Park, Millburn, Roseland, Somerset, Somerville, Springfield, Summit and West Orange, New Jersey. Regal Bank formed a bank holding company, Regal Bancorp, Inc., in 2017. At June 30, 2022, Regal Bancorp had total consolidated assets of $537.5 million, total deposits of $473.9 million and shareholders’ equity of $47.8 million. As of June 30, 2022, Regal Bank had 66 full-time employees.

Regal Bank is a member of the Federal Home Loan Bank of New York and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation. The address of Regal Bank’s principal executive office is 570 West Mt. Pleasant Avenue, Livingston, New Jersey 07039 and its telephone number is (973) 716-0600. The website for both Regal Bancorp and Regal Bank is www.regalbanknj.com.com. Information on this website should not be considered a part of this proxy statement-prospectus.

SR Bancorp, Inc.

Somerset Savings Bank

220 West Union Avenue

Bound Brook, New Jersey 08805

(732) 560-1700

SR Bancorp, Inc. is a new Maryland corporation that was formed by Somerset Savings Bank to be the holding company of Somerset Savings Bank upon completion of its mutual-to-stock conversion. SR Bancorp has had no operations to date and has never issued any capital stock. In connection with the conversion, SR Bancorp is conducting an initial public stock offering. Upon completion of the conversion and the stock offering, SR Bancorp will own all of Somerset Savings Bank’s capital stock.

On July 25, 2022, SR Bancorp entered into an Agreement and Plan of Merger pursuant to which Regal Bancorp will merge with and into SR Bancorp. In the future, SR Bancorp may acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no plans or agreements to do so.

SR Bancorp’s executive offices are located at 220 West Union Avenue, Bound Brook, New Jersey 08805. Its telephone number at this address is (732) 560-1700.

Somerset Savings Bank, formed in 1887, is a New Jersey-chartered savings association headquartered in Bound Brook, New Jersey that operates seven branches in Hunterdon, Middlesex and Somerset Counties, New Jersey. Somerset Savings Bank offers a variety of deposit and loan products to individuals and small businesses. The merger with Regal Bancorp and its wholly owned subsidiary, Regal Bank, will expand Somerset Savings

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Bank’s market presence in Somerset County and expand its presence into Essex, Morris and Union Counites in New Jersey and will significantly increase its commercial loan portfolio. At June 30, 2022, Somerset Savings Bank had total assets of $648.6 million, deposits of $522.1 million and total equity of $118.2 million.

As part of the conversion and merger, Somerset Savings Bank has applied to change its charter to a commercial bank charter, and upon completion of the conversion, stock offering and the merger, it is expected that Somerset Savings Bank will change its name to “Somerset Regal Bank.”

Somerset Savings Bank’s website address is www.somersetsavings.com. Information on this website should not be considered a part of this proxy statement-prospectus.

The Merger

Overview of the Transaction (page [●])

Regal Bancorp is merging with and into SR Bancorp. Immediately thereafter, Regal Bank will merge with and into Somerset Savings Bank. As a result of the merger, each outstanding share of Regal Bancorp common stock will be converted into the right to receive, at the election of the holder (1) $19.30 in cash or (2) 1.93 shares of SR Bancorp common stock (a $19.30 value based upon the $10.00 per share price at which SR Bancorp is offering its stock in its initial public offering), subject to certain limits and the proration and allocation procedures described herein. You may also elect to receive a combination of cash and SR Bancorp common stock.

SR Bancorp is offering common stock for sale in an initial public offering as part of the mutual-to-stock conversion of Somerset Savings Bank. The offering is described in detail in the SR Bancorp prospectus that is included within this proxy statement-prospectus. The merger will occur only if SR Bancorp’s conversion and initial public offering are completed.

After the offering and the merger, 100% of SR Bancorp’s common stock will be owned by the public, including Somerset Savings Bank’s employee stock ownership plan, former Regal Bancorp shareholders who receive SR Bancorp common stock in the merger, and SR Charitable Foundation, Inc., a charitable foundation that Somerset Savings Bank is establishing as part of its conversion and to which SR Bancorp is contributing shares of its common stock and cash.

Each Share of Regal Bancorp Common Stock Will Be Exchanged for 1.93 shares of SR Bancorp Common Stock or $19.30 in Cash (page [●])

As a Regal Bancorp shareholder, upon the completion of the merger, your shares of Regal Bancorp common stock will automatically be converted into the right to receive, at your election, $19.30 in cash 1.93 shares of SR Bancorp common stock or a combination of both (the $19.30 value is based upon the $10.00 purchase price that SR Bancorp is offering its stock in its initial public offering). Cash will be paid in lieu of any fractional share a shareholder might otherwise be entitled to receive in an amount equal to the fraction multiplied by $10.00.

The relative amounts of stock and/or cash you receive may differ from the amounts you elect to receive due to the allocation and proration procedures in the merger agreement. Elections to receive SR Bancorp common stock in the merger are subject to the requirement that 80% of the outstanding shares of Regal Bancorp common stock immediately before the effective time of the merger must be exchanged for SR Bancorp common stock, with the remaining 20% to be exchanged for cash. However, if SR Bancorp sells more than 8,250,000 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock with the balance of the outstanding Regal Bancorp shares converted into cash. Neither SR Bancorp nor Regal Bancorp is making any recommendation as to whether Regal Bancorp shareholders should elect to receive cash or SR Bancorp common stock in the merger. Each holder of Regal Bancorp common stock must make his or her own decision with respect to such election.

The merger agreement provides for the allocation of the merger consideration to achieve certain results, meaning that if Regal Bancorp shareholders, in the aggregate, elect to receive more SR Bancorp stock than the

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parties agreed that SR Bancorp would issue in the merger, then persons who elected to receive stock would instead receive a combination of SR Bancorp stock and cash in exchange for their shares of Regal Bancorp common stock. It also means that if Regal Bancorp shareholders, in the aggregate, elect to receive less SR Bancorp stock than the parties agreed that SR Bancorp would issue in the merger, then persons electing to receive cash and/or persons who made no election would instead receive a combination of SR Bancorp stock and cash based on the merger agreement’s allocation and proration procedures.

The total value of the merger consideration to be paid to Regal Bancorp shareholders will be approximately $58.4 million.

Please note that if you do not properly complete and return your election form or if you indicate that you have no election preference, then each share of your Regal Bancorp common stock will be exchanged for SR Bancorp common stock and/or cash based on the merger agreement’s allocation and proration procedures.

How to Elect to Receive SR Bancorp Common Stock or Cash in Exchange for Your Regal Bancorp Stock Certificates (page [●])

The exchange agent, [Transfer Agent], will send you a form for making the election. The election form will be sent to you separately from this document and will be sent shortly after the date this proxy statement-prospectus is being mailed. The election form allows you to elect to receive SR Bancorp common stock or cash in exchange for each share of Regal Bancorp stock that you own.

For your election to be effective, your properly completed election form, along with your Regal Bancorp stock certificates or an appropriate guarantee of delivery must be received by [Transfer Agent] on or before 5:00 p.m., New Jersey time, on [Expiration Date]. [Transfer Agent] will act as exchange agent in the merger and in that role will process the exchange of Regal Bancorp stock certificates for the merger consideration. Shortly before the completion of the merger, the exchange agent will allocate cash and stock among Regal Bancorp’s shareholders, consistent with their elections and the allocation and proration procedures set forth in the merger agreement. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Regal Bancorp stock certificates after the merger is completed. In any event, you should not forward your election form or your Regal Bancorp stock certificates with your proxy card.

If you have a preference for receiving either SR Bancorp common stock or cash for each share of Regal Bancorp stock you own, you should complete and return the enclosed election form. If you do not make an election, you will be allocated SR Bancorp common stock or cash based on the merger agreement’s allocation and proration procedures. Please remember, however, that even if you do make an election, you might not receive the amount of cash or stock that you elect.

We are not recommending whether you should elect to receive SR Bancorp stock or cash in the merger. You must make your own decision with respect to your election.

Tax Consequences of the Merger (page [●])

The United States federal income tax consequences of the merger to you will depend primarily on whether you exchange your Regal Bancorp common stock solely for SR Bancorp common stock, solely for cash, or for a combination of SR Bancorp common stock and cash. If you exchange your Regal Bancorp shares solely for SR Bancorp common stock, you should recognize no gain or loss except with respect to the cash you receive in lieu of a fractional share of SR Bancorp common stock. If you exchange your Regal Bancorp shares solely for cash, you will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received and your adjusted tax basis in the shares of Regal Bancorp common stock surrendered for cash. If you receive a combination of SR Bancorp common stock and cash in exchange for shares of Regal Bancorp common stock, you will recognize capital gain, but not loss, equal to the lesser of (1) the amount of cash received, or (2) the amount of gain realized in the transaction.

7

The actual U.S. federal income tax consequences to you will depend on whether your shares of Regal Bancorp common stock were purchased at different times and at different prices and the character of the gain, if any, as either capital gain or ordinary income. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you. Please refer to “Material Federal Income Tax Consequences of the Merger” for a more detailed discussion of the possible tax consequences of the merger.

Recommendation of Regal Bancorp’s Board of Directors

Regal Bancorp’s Board of Directors unanimously approved the merger agreement and the proposed merger. Regal Bancorp’s Board of Directors believes that the merger is advisable and fair to, and in the best interests of, Regal Bancorp and its shareholders, and recommends that you vote “FOR” the proposal to approve the merger agreement. In deciding to enter into the merger agreement, the Board considered a variety of factors, including, among others:

•	the value of the merger consideration being offered by SR Bancorp relative to the book value, earnings per share and prospects of Regal Bancorp common stock;

•	its belief that pursuing the merger would be more advantageous to shareholders than remaining independent; and

•	its positive perception of SR Bancorp and its prospects and the prospects for its stock.

For a complete discussion of the circumstances surrounding the merger and the factors considered by the Regal Bancorp Board of Directors in approving the merger agreement, see Proposal 1—The Merger-Recommendation of the Regal Bancorp Board; Regal Bancorp’s Reasons for the Merger.”

Our Financial Advisor Believes the Merger Consideration Is Fair to Regal Bancorp Shareholders (page [●])

The Kafafian Group, Inc. has delivered to Regal Bancorp’s Board of Directors its opinion that, as July 25, 2022, the date the merger agreement was approved by the Board of Directors, the merger consideration was fair to the holders of Regal Bancorp common stock from a financial point of view. A copy of the opinion is provided as Appendix B to this document. You should read it completely to understand the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review made by The Kafafian Group, Inc. in providing this opinion. Regal Bancorp has agreed to pay The Kafafian Group, Inc. a fee equal to $516,400 of which $50,000 was paid upon the issuance of the fairness opinion and the remainder is due at and contingent upon the closing of the merger. Regal Bancorp also agreed to reimburse The Kafafian Group, Inc. for its expenses in connection with the merger.

Certain of Regal Bancorp’s Officers and Directors Have Additional Financial Interests in the Merger (page [●])

Certain members of the management and the Board of Directors of Regal Bancorp have financial interests in the merger that are in addition to, and may be different from, any interests they may have as shareholders of Regal Bancorp generally. These interests include, among others, provisions in the merger agreement relating to indemnification of the directors and officers of Regal Bancorp, Board seats and certain employee benefits and payments. Specifically, Regal Bancorp will make lump sum payments to President and Chief Executive Officer Thomas Lupo, Executive Vice President and Chief Operating Officer, Daniel Tower, and Chairman of the Board, David Orbach in connection with the merger of approximately $1.0 million, $859,000 and $487,000, respectively, in cancellation of their respective change in control agreements. Also, Mr. Orbach has entered into a new employment agreement with SR Bancorp pursuant to which, following the merger, he will serve as Executive Vice Chairman of the Board of Directors of Somerset Regal Bank and Executive Chairman of the Board of Directors of SR Bancorp. Moreover, Mr. Orbach and two other directors of Regal Bancorp, who will be chosen by SR Bancorp following consultation with Regal Bancorp, will become directors of SR Bancorp and Somerset Regal Bank at the effective date of the merger. The Regal Bancorp Board was aware of these interests in approving the merger agreement and the merger.

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We Need to Obtain Various Regulatory Approvals to Complete the Merger and the Offering (page [●])

We cannot complete the merger unless Somerset Savings Bank receives the approval of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. In addition to these agencies, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the New Jersey Department of Banking and Insurance must approve Somerset Savings Bank’s application to convert to stock form and SR Bancorp’s application to become the holding company of Somerset Savings Bank. Lastly, the New Jersey Department of Banking and Insurance must approve Somerset Savings Bank’s application to convert its charter from a New Jersey stock savings association to a New Jersey commercial bank. Somerset Savings Bank and SR Bancorp have made the necessary filings with the Federal Reserve, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. There can be no assurance when or if the regulatory approvals from the Federal Reserve, the Federal Deposit Insurance Corporation or the New Jersey Department of Banking and Insurance will be obtained.

Comparison of Shareholders’ Rights (page [●])

Holders of Regal Bancorp common stock who receive shares of SR Bancorp common stock in the merger will become shareholders in SR Bancorp. The rights of SR Bancorp shareholders will be governed by Maryland law and SR Bancorp’s articles of incorporation and bylaws rather than New Jersey corporate law and the certificate of incorporation and bylaws of Regal Bancorp. The rights of a shareholder of SR Bancorp differ from the rights of Regal Bancorp shareholders with respect to certain matters.

Accounting Treatment (page [●])

SR Bancorp will use the purchase method of accounting for the merger. Under this method of accounting, the assets and liabilities of Regal Bancorp will be recorded on SR Bancorp’s consolidated balance sheet at their estimated fair values at the effective date of the merger. The amount by which the purchase price exceeds the fair value of the net tangible and identifiable intangible assets acquired by SR Bancorp through the merger will be recorded as goodwill. Goodwill will not be amortized, but will instead be subject to assessment for impairment, and identifiable intangible assets will be amortized over their estimated useful lives. SR Bancorp currently expects that, based on preliminary accounting estimates, the merger would result in the recording of goodwill of approximately $12.6 million and a core deposit intangible of approximately $7.4 million.

Our Directors and Executive Officers Have Agreed to Vote in Favor of the Merger (page [●])

In connection with the signing of the merger agreement, directors and executive officers of Regal Bancorp entered into voting agreements with SR Bancorp and Somerset Savings Bank agreeing to vote their shares in favor of approval of the merger agreement. A total of 495,020 shares, or 16.37% of the outstanding shares of Regal Bancorp common stock, are subject to these voting agreements.

Management and Operations After the Merger (page [●])

The existing Boards of directors of SR Bancorp and Somerset Savings Bank will continue in place after the completion of the merger. In addition, three current members of the Regal Bancorp Board, David Orbach and two other directors of Regal Bancorp to be chosen by SR Bancorp after consultation with Regal Bancorp, will become directors of SR Bancorp and Somerset Savings Bank after completion of the merger. If any of these Regal Bancorp director designees are unable or unwilling to serve as a nominee or a director for any reason either before his or her appointment as a director or during his term of office, then the remaining Regal Bancorp director designees will designate another person acceptable to a majority of the members of the respective Boards to replace such individual. Mr. Orbach has indicated his intention to accept these positions. The existing management team of Somerset Savings Bank will remain in place, with the addition of Mr. Orbach who will serve as Executive Vice Chairman of the Board of Directors of Somerset Savings Bank and Executive Chairman of the Board of Directors of SR Bancorp.

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The Merger Agreement

There are Various Conditions to Completing the Merger (page [●])

The completion of the merger depends on a number of conditions being met, including approval of the merger agreement by Regal Bancorp’s shareholders and receipt of all required regulatory approvals. The merger is also subject to the completion of Somerset Savings Bank’s mutual-to-stock conversion and SR Bancorp’s stock offering, and the satisfaction of various other conditions specified in the merger agreement. The conversion of Somerset Savings Bank’s charter to a commercial bank charter is not a condition to completion of the merger or the conversion.

Where the law permits, the parties could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

For a complete discussion of all of the conditions to closing, see “Proposal 1—The Acquisition of Regal Bancorp—Conditions to Completion of the Merger”.

The Merger Agreement May be Terminated in Certain Circumstances (page [●])

Regal Bancorp and Somerset Savings Bank can agree at any time not to complete the merger, even if the Regal Bancorp shareholders have approved it. If SR Bancorp’s initial public offering is not completed, the merger agreement will be terminated. Also, the merger agreement may be terminated in a number of other circumstances including if either party fails to comply with all of its obligations under the merger agreement or if either party’s representations and warranties contained in the merger agreement have been breached in a material way. The parties may also terminate the merger agreement if requisite shareholder and regulatory approvals are not obtained or if the other conditions to closing cannot be satisfied. In addition, Regal Bancorp may terminate the merger agreement in certain circumstances to accept a superior proposal from a third party.

For a complete discussion of the circumstances in which this merger agreement may be terminated, see “Proposal 1—The Acquisition of Regal Bancorp—Termination, Amendment and Waiver.”

Termination Fees May be Due in Certain Circumstances (page [●])

The merger agreement describes the expenses and damages that will be payable if the merger agreement is terminated. These terms provide that in certain circumstances termination will be without liability, cost or expense on the part of either party. If the termination results from a willful breach of certain provisions, the breaching party will be liable for any and all damages, costs and expenses sustained or incurred by the non-breaching party.

In the event of a termination of the merger agreement pursuant to certain other sections of the merger agreement, including Regal Bancorp’s acceptance of a Superior Proposal, Regal Bancorp will be obligated to pay a termination fee of $2,336,000, plus out-of-pocket expenses not to exceed $550,000, to Somerset Savings Bank, which payment shall be the exclusive remedy of Somerset Savings Bank under the merger agreement.

Regal Bancorp and SR Bancorp May Amend the Terms of the Merger Agreement and Waive Some Conditions (page [●])

Regal Bancorp and Somerset Savings Bank can agree to amend the merger agreement, and each party to the merger agreement can waive its right to require the other party to adhere to the terms and conditions of the merger agreement, where the law allows. However, after Regal Bancorp’s shareholders approve the merger agreement, any alteration of the consideration to be received by Regal Bancorp shareholders in the merger must be approved by Regal Bancorp shareholders.

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The Regal Bancorp Special Meeting of Shareholders

General (page [●])

Regal Bancorp’s Special Meeting will be held at [Meeting Place] on [Meeting Date] at __:__ __.m., Eastern time.

Purpose of the Meeting (page [●])

At the Special Meeting, Regal Bancorp shareholders will be asked to approve the merger agreement with SR Bancorp, to approve the Adjournment Proposal and to transact any other business that may properly come before the meeting.

Record Date for Voting (page [●])

You are entitled to notice of and to vote at the Special Meeting of Regal Bancorp’s shareholders only if you owned Regal Bancorp common stock at the close of business on [Record Date]. You will be able to cast one vote for each share of Regal Bancorp common stock you owned at that time. As of [Record Date], there were 3,023,369 shares of Regal Bancorp common stock issued and outstanding.

Votes Required (page [●])

Approval of the merger agreement and of the Adjournment Proposal require the affirmative vote of a majority of the votes cast at the Special Meeting. You can vote your shares by attending the Special Meeting and voting in person or by completing and mailing the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to complete, sign and return your proxy card to ensure that your shares are represented.

Voting

A holder of Regal Bancorp shares may vote by proxy or at the Special Meeting. If you hold your shares of Regal Bancorp common stock in your name as a record holder, to submit a proxy, you, as a holder of Regal Bancorp common stock, may use one of the following methods:

•	by telephone by calling the toll-free number indicated on the accompanying proxy card and following the instructions;

•	through the Internet by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

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Unaudited Pro Forma Condensed Combined Financial Information

SR Bancorp has prepared unaudited pro forma condensed combined financial information based on the historical financial statements of Somerset Savings Bank and Regal Bancorp, which has been prepared to illustrate the financial effect of SR Bancorp’s offering and its acquisition of Regal Bancorp using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the purchase method of accounting, the assets and liabilities of Regal Bancorp will be recorded by SR Bancorp at their respective fair values as of the date the merger is completed. The condensed combined pro forma financial statements are presented in SR Bancorp’s prospectus attached to this proxy statement-prospectus.

Comparative Per Share Data

The following table presents Somerset Savings Bank and Regal Bancorp’s historical information with respect to earnings, dividends and book value on a per share basis. The table also contains pro forma information that reflects SR Bancorp’s offering at the adjusted maximum of the offering range and its acquisition of Regal Bancorp. The table assumes that, as of June 30, 2022, SR Bancorp sells 10,910,625 shares in the offering at the adjusted maximum of the offering range and issues 5,251,592 shares to Regal Bancorp shareholders in the merger based on the exchange ratio of 1.93 shares of SR Bancorp common stock for each share of Regal Bancorp common stock. In presenting the comparative pro forma information, we assumed that Regal Bancorp and SR Bancorp have been merged throughout those periods.

We also assumed that the average SR Bancorp stock price on the dates presented was $10.00, its offering price; however, there has been no historic market in SR Bancorp stock and there can be no assurance that the market prices will not be lower. See “Market Price and Dividend Information.” We also anticipate that the combined company will derive financial benefits from the merger that may include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. As required, the preliminary pro forma financial information includes adjustments that give effect to events that are directly attributable to the merger and factually supportable. As a result, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed completion date of the merger have not been included.

The preliminary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial results of the combined companies had the merger actually been completed as of or at the beginning of each period presented nor does it indicate future results for any interim or full-year period.

SR Bancorp and Regal Bancorp have different fiscal years. Regal Bancorp’s fiscal year ends on December 31 and SR Bancorp’s fiscal year ends on June 30. As the fiscal years differed by more than 93 days, pursuant to Securities and Exchange Commission rules, Regal Bancorp’s financial information was adjusted to prepare the pro forma combined share data. The historical income statement information of Regal Bancorp used in the historical and pro forma combined share data for the year ended June 30, 2022 was prepared by taking the audited income statement for the twelve months ended December 31, 2021 and adding the unaudited income statement for the six months ended June 30, 2022 and subtracting the unaudited income statement for the six months ended June 30, 2021.

The preliminary pro forma financial information includes estimated adjustments to record Regal Bancorp’s assets and liabilities at their respective fair values based on SR Bancorp’s management’s best estimate using the information available at this time. The preliminary pro forma adjustments may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after the completion of a final analysis to determine the fair values of Regal Bancorp’s tangible and identifiable intangible assets and liabilities as of the closing date. The final purchase price adjustments may differ materially from the preliminary pro forma

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adjustments. Increases or decreases in the fair value of certain balance sheet amounts and other items of Regal Bancorp as compared to the information presented in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of adjusted assets and liabilities.

The information in the following table is based on, and should be read together with, the historical financial information and with the condensed combined pro forma financial statements presented in SR Bancorp’s prospectus attached to this proxy statement-prospectus.

The pro forma net income per share amounts are calculated by totaling the historical net income (adjusted for pro forma adjustment(s) of SR Bancorp and Regal Bancorp) and dividing the resulting amount by the pro forma shares of SR Bancorp to be outstanding giving effect to the offering at the adjusted maximum of the offering range, the contribution of shares and cash to the foundation and the merger. The pro forma net income per share amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.

	SR Bancorp Historical	Regal Bancorp Historical	Pro Forma Combined
Book value per share
At June 30, 2022	$—	$15.80	$15.70
Tangible book value per share
At June 30, 2022	$—	$15.44	$14.51
Cash dividends declared per share
Year Ended June 30, 2022	$—	$—	$—
Basic net income per share
Year Ended June 30, 2022	$—	$1.02	$0.48
Diluted net income per share
Year Ended June 30, 2022	$—	$1.02	$0.48

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Market Price and Dividend Information

SR Bancorp common stock does not yet publicly trade, but SR Bancorp has applied to be traded on the Nasdaq Capital Market under the symbol “SRBK” upon conclusion of its initial public offering.

There is no established public trading market for Regal Bancorp common stock, and there is no public bid or ask information available for the Regal Bancorp common stock. The approximate number of holders of record of Regal Bancorp’s common stock as of [●], 2022 was [●].

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock for the foreseeable future. Cash available for dividend distribution to the holders of Regal Bancorp’s common stock must initially come primarily from dividends paid to Regal Bancorp by Regal Bank. Accordingly, restrictions on Regal Bank’s cash dividend payments directly affect the payment of cash dividends by Regal Bancorp. Regal Bank, as a New Jersey-chartered bank, is subject to certain limitations on the amount of cash dividends that it can pay. No dividends may be paid by Regal Bank unless, following the payment of the dividend, the capital stock of Regal Bank is unimpaired and either Regal Bank will have a surplus of not less than 50% of its capital stock, or the payment of the dividend will not reduce the surplus of Regal Bank.

Before the merger and the SR Bancorp stock offering, there will not be any trading market for SR Bancorp common stock. The SR Bancorp common stock will be sold in the stock offering for $10.00 per share. However, SR Bancorp cannot assure that the stock will trade at this price after the closing of the offering.

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Risk Factors

In considering whether to approve the merger agreement and receive SR Bancorp common stock, you should consider, among other things, the following matters:

If the SR Bancorp Offering Is Not Completed, We Will Terminate the Merger

We anticipate that the SR Bancorp offering and the merger will both be completed in the third calendar quarter of 2023. At this time, we are not aware of any circumstances that are likely to cause the offering or the merger not to be completed. However, certain conditions to the merger have not yet been satisfied, including receipt of all regulatory approvals, approval of the merger by Regal Bancorp shareholders and completion by SR Bancorp of the offering. Completion of the offering is also subject to a number of conditions including the requirement that a minimum number of shares of SR Bancorp be sold. If the offering cannot be completed, the merger will not occur.

You May Not Receive the Form of Merger Consideration That You Elect

Even though Regal Bancorp shareholders may elect to receive cash, SR Bancorp common stock, or a combination of cash and SR Bancorp common stock in exchange for their shares of Regal Bancorp common stock, shareholders may choose to receive more SR Bancorp common stock than is available in the transaction. If more shareholders choose SR Bancorp common stock than is available, you may receive some cash even if you have requested only SR Bancorp common stock, and that receipt of cash would be taxable. Additionally, if the shareholders elect to receive fewer than the minimum number of shares of SR Bancorp stock that must be issued in the merger, then persons electing to receive cash and/or persons who made no election would instead receive a combination of SR Bancorp stock and cash based on the merger agreement’s allocation and proration procedures. You will not know which form of merger consideration you will receive until after we complete the merger.

A detailed discussion of the election and allocation provisions of the merger agreement is set forth in the sections of this proxy statement/prospectus titled “Proposal 1—Adoption and Approval of the Merger Agreement —The Merger Agreement—Election Procedures; Surrender of Stock Certificates.” We recommend that you carefully read this discussion and the merger agreement attached to this proxy statement/prospectus as Appendix A.

The Consideration You Receive May Be Taxable

Generally, the United States federal income tax consequences of the merger to you will depend on whether you exchange your Regal Bancorp common stock solely for SR Bancorp common stock, solely for cash, or for a combination of SR Bancorp common stock and cash. If you exchange your Regal Bancorp shares solely for SR Bancorp common stock, you should recognize no gain or loss except with respect to the cash you receive instead of a fractional share. If you exchange your Regal Bancorp shares solely for cash, you should recognize gain or loss on the exchange. If you receive a combination of SR Bancorp common stock and cash in exchange for shares of Regal Bancorp common stock, you will recognize capital gain, but not loss, equal to the lesser of (1) the amount of cash received, or (2) the amount of gain realized in the transaction.

Shareholders Who Make Elections Will Be Unable to Sell Their Stock in the Market Pending the Merger

Regal Bancorp shareholders may elect to receive cash, stock or a combination of cash and stock in the transaction. The election forms will require that shareholders making the election turn in their Regal Bancorp stock certificates. During the time between when the election is made and the merger is completed, Regal Bancorp shareholders will be unable to sell their Regal Bancorp stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. Regal Bancorp shareholders can reduce the period during which they cannot sell their shares by delivering their election forms shortly before the close of the election period, but election forms received after the close of the election period will not be accepted or honored.

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You Will Have Less Influence as a Shareholder of SR Bancorp than as a Shareholder of Regal Bancorp

As a shareholder of Regal Bancorp, you currently have the right to vote in the election of directors of Regal Bancorp and on other matters affecting Regal Bancorp. The merger will result in the transfer of control of Regal Bancorp to SR Bancorp. Although you may become a shareholder of SR Bancorp as a result of the merger and will have similar voting rights in SR Bancorp following completion of the merger, because the combined company will be larger than Regal Bancorp with more shareholders, your percentage ownership of SR Bancorp will be smaller than your percentage ownership of Regal Bancorp.

Unanticipated Costs Relating to the Merger Could Reduce SR Bancorp’s Future Earnings

Somerset Savings Bank and SR Bancorp believe they have reasonably estimated the likely costs of integrating the operations of Regal Bancorp and Regal Bank and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees, professional expenses or unexpected future operating expenses, such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of SR Bancorp and/or Somerset Savings Bank after the merger. If unexpected costs are incurred, the merger could have a dilutive effect on SR Bancorp’s earnings. In other words, if the merger is completed and SR Bancorp and/or Somerset Savings Bank incurs unexpected costs and expenses as a result of the merger, SR Bancorp’s earnings could be less than anticipated.

SR Bancorp and Somerset Savings Bank May be Unable to Successfully Integrate Regal Bancorp’s and/or Regal Bank’s Operations and Retain Their Employees

The merger involves the integration of Regal Bank into Somerset Savings Bank. The difficulties of integrating the operations of these two institutions include, among other things:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of SR Bancorp, Somerset Savings Bank, and Regal Bank and the loss of key personnel. The integration of Regal Bank will require the experience and expertise of certain key employees of Regal Bank who are expected to be retained by Somerset Savings Bank. However, there can be no assurances that Somerset Savings Bank will be successful in retaining these employees for the period necessary to successfully integrate Regal Bank’s operations. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger, along with Regal Bank’s integration, could have an adverse effect on the business and results of operation of Regal Bancorp and SR Bancorp.

If the Merger is Not Completed, Regal Bancorp and Somerset Savings Bank Will Have Incurred Substantial Expenses Without Realizing the Expected Benefits

Regal Bancorp and Somerset Savings Bank have incurred substantial expenses in connection with the transactions described in this proxy statement-prospectus. The completion of the merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. Regal Bancorp and Somerset Savings Bank expect to incur substantial merger-related expenses, which include legal, accounting, and financial advisory expenses. These expenses could have a material adverse impact on the financial condition of Regal Bancorp and Somerset Savings Bank because they would not have realized the expected benefits of the merger. There can be no assurances that the merger will be completed.

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Regulatory approvals for the merger may impose conditions that are not presently anticipated, cannot be met or that could have an adverse effect on the resulting company following the merger.

Before the merger and the bank merger may be completed, SR Bancorp and Regal Bancorp must obtain certain regulatory approvals. The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the resulting company’s business or require changes to the terms of the transactions contemplated by the merger agreement. Any such conditions, limitations, obligations or restrictions could delay or prevent the completion of the transactions contemplated by the merger agreement, impose additional material costs on or materially limit the revenues of the resulting company following the merger or otherwise reduce the anticipated benefits of the merger.

Regal Bancorp’s Directors and Executive Officers Have Financial Interests in the Merger That May Be Different From, or in Addition to, the Interests of Regal Bancorp Shareholders

Some of Regal Bancorp’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Regal Bancorp shareholders generally. The Regal Bancorp Board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger and merger agreement, and in recommending that shareholders vote to approve the merger agreement. See “Proposal 1—Adoption and Approval of the Merger Agreement —The Merger Agreement—The Merger — Interests of Certain Persons in the Merger.”

The Shares of SR Bancorp Common Stock to Be Received by Regal Bancorp shareholders as a Result of the Merger Will Have Different Rights from Shares of Regal Bancorp Common Stock

Following completion of the proposed merger, Regal Bancorp shareholders who receive shares of SR Bancorp common stock in the merger will become SR Bancorp shareholders. There will be important differences between your current rights as a Regal Bancorp shareholder and the rights to which you will be entitled as a SR Bancorp shareholder. See the section of this proxy statement-prospectus titled “Comparison of Shareholder Rights” for a discussion of the different rights associated with SR Bancorp common stock and Regal Bancorp common stock.

Regal Bancorp Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger Is Pending

These uncertainties may impair Regal Bancorp’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others who deal with Regal Bancorp and Regal Bank to seek to change existing business relationships with Regal Bancorp and Regal Bank. Regal Bancorp’s employee retention and recruitment may be particularly challenging before the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Regal Bancorp’s financial results. In addition, the merger agreement requires that Regal Bancorp operate in the usual, regular and ordinary course of business and restricts Regal Bancorp from taking certain actions before the effective time of the merger or termination of the merger agreement without SR Bancorp’s consent. These restrictions may prevent Regal Bancorp from pursuing attractive business opportunities that may arise before the completion of the merger.

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The Opinion Received by Regal Bancorp’s Board of Directors from The Kafafian Group Prior to the Signing of the Merger Agreement Will Not Reflect Any Changes in Circumstances That May Have Occurred Since the Date of the Opinion

The opinion rendered by The Kafafian Group, Inc., financial advisor to Regal Bancorp, to Regal Bancorp’s Board of Directors on July 25, 2022, to the effect that, as of such date and subject to the matters considered, assumptions made and qualifications and limitations as set forth therein, the merger consideration was fair, from a financial point of view, to the holders of Regal Bancorp common stock, was based upon such information available to The Kafafian Group, Inc. as of the date of such opinion. The opinion does not reflect any events or changes that may have occurred after the date on which such opinion was delivered, including changes to the business, financial condition, results of operations and prospects of SR Bancorp or Regal Bancorp, changes in business, financial, economic, market and other conditions, or other events or changes that may be beyond the control of SR Bancorp and Regal Bancorp. Any such changes may alter the relative value of SR Bancorp or Regal Bancorp or the prices at which shares of SR Bancorp common stock or Regal Bancorp common stock may trade before the time the merger is completed. The opinion does not speak as of the date the merger will be completed or as of any date other than the date of such opinion. See “Proposal 1—Adoption and Approval of the Merger Agreement —The Merger — Opinion of Regal Bancorp’s Financial Advisor” and Appendix B to this proxy statement-prospectus.

The Termination Fee and the Restrictions on Solicitation Contained in the Merger Agreement May Discourage Other Companies from Trying to Acquire Regal Bancorp and/or Regal Bank

Until the completion of the merger, with some exceptions, Regal Bancorp is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Somerset Savings Bank. In addition, Regal Bancorp has agreed to pay a termination fee of $2,336,000, plus out-of-pocket expenses not to exceed $550,000, to Somerset Savings Bank if the merger agreement is terminated under certain circumstances. See “Proposal 1—Adoption and Approval of the Merger Agreement —The Merger Agreement – Termination, Amendment and Waiver.” These provisions could discourage other companies from trying to acquire Regal Bancorp and/or Regal Bank even though such other companies might be willing to offer greater value to Regal Bancorp’s shareholders than Somerset Savings Bank has offered in the merger agreement. The payment of the termination fee also could have a material adverse effect on Regal Bancorp’s financial condition.

Risk Factors Relating to SR Bancorp and its Offering

Before you vote on the merger agreement, you should read the section captioned “Risk Factors” in SR Bancorp’s accompanying prospectus for risks relating to SR Bancorp and its offering.

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A Warning About Forward-Looking Statements

This proxy statement-prospectus contains certain forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipate,” “estimates,” or similar expressions as well as certain information relating to the merger. Forward-looking statements include:

•	statements of SR Bancorp’s, Somerset Savings Bank’s, Regal Bancorp’s and Regal Bank’s goals, intentions and expectations;

•	statements regarding SR Bancorp’s, Somerset Savings Bank’s, Regal Bancorp’s and Regal Bank’s business plans, prospects, growth and operating strategies;

•	statements regarding the quality of SR Bancorp’s, Somerset Savings Bank’s and Regal Bancorp’s and Regal Bank’s loan and investment portfolios; and

•	estimates of SR Bancorp’s, Somerset Savings Bank’s and Regal Bancorp’s and Regal Bank’s risks and future costs and benefits.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statements. These factors include the following:

•	a failure to maintain adequate levels of capital and liquidity to support our operations;

•	general economic and business conditions nationally and in those areas in which we operate;

•	volatility and deterioration in the credit and equity markets;

•	changes in consumer spending, borrowing and savings habits;

•	demographic changes;

•	competition for loans and deposits and failure to attract or retain loans and deposits;

•	inflation and fluctuations in interest rates and a decline in the level of our interest rate spread;

•	the current or anticipated impact of military conflict, terrorism or other geopolitical events;

•	risks of natural disasters;

•	a failure in or breach of our operational or security systems or infrastructure, including cyberattacks;

•	the failure to maintain current technologies;

•	the inability to successfully implement future information technology enhancements;

•	difficult business and economic conditions that can adversely affect our industry and business, including competition, fraudulent activity and negative publicity;

•	failure to attract or retain key employees;

•	our ability to access cost-effective funding;

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•	fluctuations in real estate values;

•	changes in accounting policies and practices;

•	changes in governmental regulation, including, but not limited to, any increase in FDIC insurance premiums;

•	the continuing impact of the COVID-19 pandemic on our business and results of operation;

•	the adequacy of our allowance for loan losses;

•	our credit quality and the effect of credit quality on our credit losses expense and allowance for loan losses;

•	changes in the financial performance and/or condition of our borrowers and the ability of our borrowers to perform under the terms of their loans and other terms of credit agreements;

•	our ability to control expenses;

•	changes in securities markets; and

•	risks as it relates to cyber security against our information technology and those of our third-party providers and vendors.

See “Where You Can Find More Information” of the accompanying SR Bancorp prospectus.

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Special Meeting of Regal Bancorp’s Shareholders

General

This proxy statement-prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Regal Bancorp, for use at the Special Meeting of Shareholders of Regal Bancorp to be held at [Meeting Place] at     :         .m., local time on [Meeting Date], and any adjournments or postponements thereof, for the purposes set forth in this proxy statement-prospectus.

Purpose of the Meeting

At the Special Meeting, shareholders of Regal Bancorp will be asked to consider and vote upon:

•	the merger agreement and the transactions contemplated by that agreement, including the merger;

•

the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in person or by proxy, to approve the merger agreement (the “Adjournment Proposal”); and

•	to act on any other matters properly submitted to a vote at the Special Meeting. At this time, the Board of Directors is not aware of any other matters to be considered at the Special Meeting.

Record Date for Voting at the Meeting

The Board of Directors has fixed the close of business on [Record Date] as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only holders of Regal Bancorp common stock at that time will be entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. As of the record date, there were 3,023,369 shares of Regal Bancorp common stock issued and outstanding, and each such share is entitled to one vote at the Special Meeting.

Quorum and Shareholder Vote Required

The presence, in person or by proxy, of holders of at least a majority of the total number of Regal Bancorp’s outstanding shares of common stock is necessary to constitute a quorum for transaction of business at the Special Meeting. Abstentions and “broker non-votes” will be counted as present for determining the existence of a quorum for the transaction of business at the Special Meeting. A “broker non-vote” is a proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares on a particular matter with respect to which the broker or other nominee does not have discretionary voting power. Approval of the merger agreement and the merger, and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by Regal Bancorp shareholders at the Special Meeting. Abstentions and broker non-votes will not be deemed to be a vote cast with respect to the proposal to approve the merger agreement and the merger or the Adjournment Proposal and, accordingly, have no effect on the outcome of those proposals.

Voting of Proxies

A holder of Regal Bancorp common stock may vote by proxy or at the Special Meeting. If you hold your shares of Regal Bancorp common stock in your name as a record holder, to submit a proxy, you, as a holder of Regal Bancorp common stock, may use one of the following methods:

•	by telephone by calling the toll-free number indicated on the accompanying proxy card and following the instructions;

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•	through the Internet by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

We request that shareholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Regal Bancorp as soon as possible. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares at the meeting.

Shares represented by proxy will be voted at the Special Meeting as specified in the proxy.

Internet and Telephone Voting. Instead of voting by completing and mailing a proxy card, registered shareholders can vote their shares of Regal Bancorp common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, allow shareholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting appear on the enclosed proxy card. The deadline for Internet and telephone voting is 11:59 p.m., Eastern Time, on [●].

Proxies Without Voting Instructions. Proxies that are properly signed and dated but that do not contain voting instructions will be voted in favor of (1) the approval and adoption of the merger agreement and (2) the Adjournment Proposal and at the discretion of the persons named as proxies with respect to any other matters to properly come before the shareholders.

Other Matters. The proxy card gives authority to the holders of the proxy to vote in their discretion on any other matters that may properly come before the Special Meeting.

Attending the Special Meeting

Shareholders are invited to attend the Special Meeting.

How to Revoke a Proxy

You may revoke your proxy at any time before the vote is taken at the Special Meeting. To revoke your proxy you must either advise the Secretary of Regal Bancorp in writing before shares have been voted at the Special Meeting, deliver proxy instructions with a later date, or attend the meeting and vote your shares in person. Attendance at the Special Meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

Regal Bancorp will pay the expenses of soliciting proxies to be voted at the Special Meeting. Following the original mailing of the proxies and other soliciting materials, Regal Bancorp and its officers and employees may also solicit proxies by mail, telephone, facsimile, electronic mail or in person. No additional compensation will be paid to directors, officers or other employees of Regal Bancorp for making these solicitations.

Shares Held by Regal Bancorp Directors and Executive Officers and by SR Bancorp

As of [Record Date], directors and executive officers of Regal Bancorp beneficially owned 495,020 shares of Regal Bancorp common stock. This equals 16.37% of the outstanding shares of Regal Bancorp common stock. Each of these individuals has entered into a voting agreement to vote these shares in favor of approval of the merger agreement. As of the same date, neither SR Bancorp nor any of its directors and executive officers owned any shares of Regal Bancorp common stock.

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Recommendation of Regal Bancorp’s Board of Directors

Regal Bancorp’s Board of Directors has approved the merger agreement. Regal Bancorp’s Board of Directors believes that the merger agreement is in the best interests of Regal Bancorp and its shareholders and unanimously recommends that the Regal Bancorp shareholders vote “FOR” approval of the merger agreement. See “Proposal 1—The Merger—Recommendation of the Regal Bancorp Board; Regal Bancorp’s Reasons for the Merger.” Regal Bancorp’s Board of Directors also unanimously recommends that you vote “FOR” the Adjournment Proposal.

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Ownership of Regal Bancorp Common Stock

The following table sets forth certain information regarding the beneficial ownership of Regal Bancorp’s common stock as of [●], 2022, by (i) each person who is known by Regal Bancorp to own beneficially 5% or more of its common stock, and (ii) each director and named executive officer of Regal Bancorp and all directors and executive officers of Regal Bancorp as a group. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned		Percent of Class(2)
Kathleen M. Anderson	11,458		*
Michael Gagliardi	13,458		*
Marc Lebovitz	2,500		*
Thomas Lupo	23,467		*
Arthur J. Mirante, II	78,598	(2)	2.60%
David M. Orbach	302,336	(3)	9.99%
Peter Schoberl	11,801	(4)	*
Daniel M. Tower	9,479		*
George Trapp	41,923		1.39%
All directors and executive officers as a group (9 persons)	495,020		16.37%

Other 5% Beneficial Owners:
George Gellert	322,500		10.67%
Nicole and Joseph Meyer	168,564		5.58%

*	Less than 1.0%
(1)	Unless otherwise indicated, the address for all named individuals is c/o Regal Bancorp, Inc., 570 West Mt. Pleasant Avenue, Livingston, New Jersey 07039.
(2)	Includes 72,040 shares jointly held by Mr. Mirante and his wife.
(3)	Includes 118,602 shares owned individually by Mr. Orbach’s wife
(4)	Includes 2,498 shares owned individually by Mr. Schoberl’s wife and 2,340 shares owned jointly by Mr. Schoberl and his wife.

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Proposal 1 – Approval and Adoption of the Merger Agreement

The Merger

The following discussion of the merger is qualified by reference to the merger agreement, which is attached to this proxy statement-prospectus as Appendix A. You should read the entire merger agreement carefully. It is the legal document that governs the merger.

Terms of the Merger

The merger agreement provides that: (1) Regal Bancorp will merge with and into SR Bancorp with SR Bancorp as the surviving corporation; and (2) Regal Bank will merge with and into Somerset Savings Bank, with Somerset Savings Bank as the surviving institution, which will be renamed “Somerset Regal Bank.”

As a result of the merger, except as noted below, each outstanding share of Regal Bancorp common stock will be converted into the right to receive, at the election of the holder, (1) 1.93 shares of SR Bancorp common stock or (2) $19.30 in cash. Shareholders may also elect to receive a combination of cash and SR Bancorp common stock. SR Bancorp will not issue fractional shares of SR Bancorp common stock, but instead will pay each holder of Regal Bancorp common stock who would otherwise be entitled to a fraction of a share of SR Bancorp common stock an amount in cash determined by multiplying that fraction by $10.00. The maximum aggregate value of all consideration to be paid to shareholders of Regal Bancorp is approximately $58.4 million. The merger agreement provides that 80% of the outstanding shares of Regal Bancorp must be converted into SR Bancorp common stock, with the balance of the outstanding Regal Bancorp shares converted into cash. However, if SR Bancorp sells more than 8,250,000 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock with the balance of the outstanding Regal Bancorp shares converted into cash. All elections of Regal Bancorp shareholders are subject to the allocation and proration procedures described in the merger agreement. As a result of such procedures, you may not receive cash or SR Bancorp shares to the full extent that you elect. See “Risk Factors— You May Not Receive the Form of Merger Consideration That You Elect” and “— Consideration to be Received in the Merger.” If SR Bancorp determines to change the price at which it offers shares in its initial stock offering from $10.00, the, the exchange ratio will be proportionately and appropriately adjusted.

To be able to offer Regal Bancorp shareholders shares of SR Bancorp common stock as part of the merger consideration, SR Bancorp is conducting its initial stock offering in connection with the mutual-to-stock conversion of Somerset Savings Bank. The merger will occur immediately after consummation of the offering. Failure to complete the offering will result in the termination of the merger, but failure to complete the merger will not necessarily terminate the offering. Among the conditions that must be satisfied before the merger can be consummated is the receipt of all required regulatory approvals and the approval of Regal Bancorp shareholders. Somerset Savings Bank and SR Bancorp have applied for approvals to the Federal Reserve, the Federal Deposit Insurance Corporation and New Jersey Department of Banking and Insurance in connection with the merger. Somerset Savings Bank needs the approval of its voting members to consummate the conversion, including the stock offering.

SR Bancorp intends to conduct its offering at the same time Regal Bancorp is soliciting the approval of the merger from its shareholders and Somerset Savings Bank is soliciting the approval of the offering from its voting members (certain of its depositors and borrowers). The offering will terminate on [Offering Expiration Date] unless extended to a later date. Regal Bancorp’s shareholders’ meeting is scheduled for [Meeting Date], and Somerset Savings Bank’s members’ meeting is scheduled for [Somerset Meeting Date]. Assuming Regal Bancorp shareholders approve the merger, SR Bancorp receives sufficient subscriptions to complete the offering and Somerset Savings Bank receives the approval of its voting members and all required regulatory approvals, it is expected the offering and merger will be consummated in the third quarter of 2023.

Under the merger agreement, the directors and officers of Somerset Savings Bank and SR Bancorp, serving at the time of the closing will continue to serve in such capacities after the merger is consummated. In addition, upon the completion of the merger, Mr. Orbach and two other directors of Regal Bancorp, who will be chosen by SR

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Bancorp following consultation with Regal Bancorp, will become directors of each of Somerset Savings Bank and SR Bancorp, and Mr. Orbach will become the Executive Vice Chairman of Somerset Regal Bank and the Executive Chairman of SR Bancorp.

Recommendation of Regal Bancorp’s Board of Directors

After careful consideration, Regal Bancorp’s Board of Directors, by unanimous vote:

•	has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Regal Bancorp and its shareholders;

•	has approved the merger agreement; and

•	recommends that Regal Bancorp’s shareholders vote “FOR” the adoption of the merger agreement.

Background of the Merger

Regal Bancorp’s Board and management have periodically reviewed and assessed strategic opportunities and challenges faced by Regal Bancorp. The Board concluded that in order for Regal Bancorp to successfully compete as an independent institution while satisfying the increasing regulatory obligations applicable to it and to provide an acceptable return to its shareholders, Regal Bancorp would need to grow significantly and ultimately establish an effective trading market for its common stock.

As a result of these conclusions, in 2021, Regal Bancorp management engaged in substantial discussions with another insured depository institution regarding a possible merger of equals transaction. Although an agreement in principle was reached on certain terms, Regal Bancorp ultimately did not move forward with the transaction, and discussions ended in late summer of 2021.

On November 30, 2021, Mr. Orbach met with a representative of KBW to discuss the banking market in general. That KBW representative was also a member of the Board of Somerset Savings Bank at that time and remained a Board member until April 20, 2022. Among other things, Mr. Orbach and the KBW representative discussed the possibility of a transaction between Regal Bancorp and Somerset Savings Bank at that meeting. Mr. Orbach and the KBW representative discussed potential pro forma financial effects of a transaction on Regal Bancorp and its shareholders and on Somerset Savings Bank. Mr. Orbach expressed willingness to further explore a potential transaction if Somerset Savings Bank was similarly interested.

On December 16, 2021, Messrs. Orbach and Lupo met with William Taylor, the Chief Executive Officer of Somerset Savings Bank, Christopher Pribula, the President and Chief Operating Officer of Somerset Savings Bank, and the KBW representative. Prior to this meeting, Mr. Orbach received illustrative pro forma financial information regarding a transaction assuming Regal Bancorp shareholders were paid merger consideration all in cash or all in stock, but indicated that the meeting was not to discuss financial matters or transaction terms. The parties had a general discussion about their background and each bank. No terms were discussed at this meeting.

At the December 16, 2021, Regal Bancorp Board meeting, Messrs. Orbach and Lupo informed the Regal Bancorp Board that they had met with representatives of another insured depository institution about exploring a potential strategic transaction. The identity of the other party was not discussed with the Regal Bancorp Board, nor were any potential transaction terms.

On February 3, 2022, Messrs. Orbach and Lupo met with Messrs. Taylor and Pribula and the KBW representative. The meeting involved a more detailed discussion of the business of each bank and how the two institutions could fit together. In addition, given that Somerset Savings Bank was a mutual institution, the parties discussed the mechanics of merging the two institutions. Specific terms or exchange ratios were not discussed at this meeting.

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In February and March 2022, Messrs. Orbach and Lupo updated the Regal Bancorp Board on the status of discussions, although Somerset Savings Bank’s identity was not discussed with the Regal Bancorp Board. In addition, Mr. Orbach and the KBW representative remained in contact regarding Somerset Savings Bank’s potential interest in a transaction with Regal Bancorp.

At the March 31, 2022 Regal Bancorp Board meeting, Messrs. Orbach and Lupo provided a more detailed briefing to the Regal Bancorp Board, identifying Somerset Savings Bank and providing information regarding possible structures for the transaction, including the form of consideration, as well as pricing ranges.

On April 1, 2022, representatives of Regal Bancorp and Somerset Savings Bank participated in a conference call to discuss the performance of the respective banks in the quarter ended March 31, 2022.

On April 20, 2022, Mr. Taylor called Mr. Orbach to inform him that the Somerset Savings Bank Board had agreed to move forward with negotiations with Regal Bancorp for a possible transaction. Somerset Savings Bank also engaged KBW to act as its financial advisor at this time.

At the April 28, 2022 Regal Bancorp Board meeting, Mr. Orbach provided an update to the Regal Bancorp Board on the discussions with Somerset Savings Bank.

On May 5, 2022, Somerset Savings Bank provided a term sheet setting forth the proposed terms of the transaction and a non-disclosure and exclusivity agreement to Mr. Orbach. The term sheet proposed a purchase price equal to 125-130% of Regal Bancorp’s tangible book value, payable 80% in the stock of Somerset Savings Bank’s to be formed holding company and 20% in cash. The non-disclosure and exclusivity agreement provided for a 60-day exclusivity period. The non-disclosure and exclusivity agreement included an 18-month standstill provision; however, that provision did not preclude a party from making a proposal regarding a potential business combination directly to the Board of Directors of the other party on a confidential basis. Mr. Orbach called the KBW representative to discuss the term sheet, and Mr. Orbach requested several changes from Somerset Savings Bank, including changing the mix of cash/stock consideration to 90% stock and 10% cash and increasing the purchase price to 130% of Regal Bancorp’s tangible book value.

Also on May 5, 2022, Mr. Lupo contacted representatives of The Kafafian Group to discuss the potential transaction and retention of The Kafafian Group to serve as Regal Bancorp’s financial advisor.

On May 10, 2022, Mr. Orbach was provided with a revised term sheet reflecting his comments. The next day, Mr. Orbach was provided with a copy of the non-disclosure and exclusivity agreement executed by Somerset Savings Bank.

On May 11, 2022, the Regal Bancorp Board met to review the term sheet and non-disclosure and exclusivity agreement. A representative of The Kafafian Group participated in the meeting and made a presentation to the Regal Bancorp Board regarding the financial aspects of the proposed transaction. After discussing the proposed terms of a transaction with Somerset Savings Bank as well as the alternatives available to Regal Bancorp, the Regal Bancorp Board unanimously approved the term sheet as the basis for negotiations with Somerset Savings Bank on a definitive agreement, and approved the non-disclosure and exclusivity agreement, and authorized and directed Regal Bancorp management to execute the agreement on behalf of Regal Bancorp. Following the meeting, the non-disclosure and exclusivity agreement, with an effective date of May 2, 2022, was executed by Regal Bancorp and provided to Somerset Savings Bank.

On May 24, 2022, Regal Bancorp retained The Kafafian Group to act as Regal Bancorp’s financial advisor.

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During the rest of May and June 2022, both Regal Bancorp and Somerset Savings Bank performed detailed diligence reviews on the other. As part of the process, the parties, with their respective financial advisors, met on June 14, 2022 to discuss in detail the business of each bank and how they could be integrated.

On June 27, 2022, Messrs. Orbach and Lupo met with the Board of Somerset Savings Bank to discuss, among other things, the culture and operations of each institution. Transaction terms were not discussed at this meeting.

On July 1, 2022, Luse Gorman, PC, counsel for Somerset Savings Bank (“Luse Gorman”), provided a draft of a definitive merger agreement to Windels Marx Lane & Mittendorf, LLP, counsel for Regal Bancorp (“Windels Marx”).

On July 6, 2022, Messrs. Orbach and Lupo met with Messrs. Taylor and Pribula and the KBW representative to discuss the integration of the two institutions. Transaction terms were not discussed at this meeting.

During July 2022, representatives of Luse Gorman and Windels Marx negotiated the final terms of the definitive merger agreement and other transaction documents.

In addition, during July 2022, the parties, with the assistance of their respective financial advisors, negotiated and agreed upon the final pricing and form of consideration.

On July 25, 2022, the Boards of both Somerset Savings Bank and Regal Bancorp met to review and vote upon the proposed transaction and the various transaction documents.

Representatives of The Kafafian Group and Windels Marx participated in the Regal Bancorp Board meeting. The representative of Windels Marx reviewed with the Regal Bancorp Board the fiduciary duties owed to Regal Bancorp’s stockholders and the terms of the proposed merger, the merger agreement and the other transaction documents. The representatives of The Kafafian Group provided a financial analysis of the proposed transaction. The representatives of The Kafafian Group also rendered The Kafafian Group’s oral opinion, which was subsequently confirmed in writing (a copy of which is attached as Appendix B to this proxy statement-prospectus), to the effect that, as of July 25, 2022 and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by The Kafafian Group as set forth in the opinion, the proposed exchange ratio in the merger agreement was fair, from a financial point of view, to the holders of Regal Bancorp common stock.

Somerset Savings Bank and Regal Bancorp jointly announced the transaction on the evening of July 25, 2022, after the close of the trading markets.

Regal Bancorp’s Reasons for the Merger

In determining that the merger and the merger agreement were fair to and advisable for Regal Bancorp and its shareholders, in authorizing and approving the merger, in adopting the merger agreement and in recommending that Regal Bancorp shareholders vote for approval of the merger agreement, the Regal Bancorp Board of Directors consulted with members of Regal Bancorp’s management and with The Kafafian Group, and also considered a number of factors that the Regal Bancorp Board of Directors viewed as relevant to its decisions. The following discussion of the information and factors considered by the Regal Bancorp Board of Directors is not intended to be exhaustive; however, it does include all material factors considered by the Regal Bancorp Board of Directors.

In reaching its decision to approve the merger agreement, the Regal Bancorp Board of Directors considered the following:

•

the understanding of the Regal Bancorp Board of Directors of the strategic options available to Regal Bancorp and the Regal Bancorp Board of Directors’ assessment of those options, including the economic environment for smaller community banks, and the determination that none of those options were more likely to create greater present value for Regal Bancorp’s shareholders than the value to be paid by Somerset Savings Bank;

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•

the challenges facing Regal Bancorp’s management to grow Regal Bancorp’s franchise and enhance shareholder value given current market conditions, including increased operating costs resulting from regulatory and compliance mandates, continued pressure on net interest margins from the current interest rate environment and competition;

•

that Regal Bancorp shareholders would receive common stock of Somerset Savings Bank’s to-be-formed holding company at the same price/valuation as the stock would be offered to Somerset Savings Bank’s depositors in its conversion;

•	the strong capital base the resulting institution would have after the conversion;

•

the ability to become part of a larger institution with a higher lending limit and the infrastructure for growth in small and middle-market lending, helping to further service Regal Bancorp’s customer base;

•

the different product mix that Regal Bancorp and Somerset Savings Bank each bring to the combined bank, allowing Regal Bancorp customers to obtain residential mortgages from the combined bank and Somerset Savings Bank customers to obtain commercial credit products from the combined bank;

•	the geographic fit and increased customer convenience of the expanded branch network offered by the combined bank;

•

that the common stock the Regal Bancorp shareholders will receive will be listed on the Nasdaq Stock Market, thereby providing enhanced liquidity to the Regal Bancorp shareholders, as the Regal Bancorp common stock is not traded or quoted on any established market;

•	the cash component in the offer by Somerset Savings Bank to the Regal Bancorp shareholders, allowing those shareholders needing immediate liquidity to receive cash;

•

the terms of the merger agreement and the structure of the merger transaction, including that the merger is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes to shareholders of Regal Bancorp that receive shares of SR Bancorp for their shares of Regal Bancorp common stock;

•	Somerset Savings Bank’s agreement to appoint three of Regal Bancorp’s directors to the Boards of Directors of SR Bancorp and Somerset Savings Bank.

•	that Regal Bancorp shareholders would own approximately 37% of the resulting company’s common stock;

•	the compatibility of the business cultures of the two organizations;

•	the financial condition, results of operations, and prospects of the two entities;

•

the opinion of The Kafafian Group, based upon various analyses described below, including a review of comparable transactions, that the consideration to be received by the Regal Bancorp shareholders is fair to the shareholders of Regal Bancorp from a financial point of view;

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•

the Regal Bancorp Board of Directors’ view, based on, among other things, the opinion of The Kafafian Group, that the merger consideration is fair to the shareholders of Regal Bancorp from a financial point of view;

•	that Regal Bancorp’s shareholders would have the ability to elect to receive either shares of SR Bancorp common stock or cash for some or all of their shares of Regal Bancorp common stock.

•	the prospects for Regal Bancorp’s employees within the combined company; and

•	the likelihood of obtaining the shareholder and regulatory approvals needed to complete the transaction.

All business combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to Regal Bancorp’s shareholders identified by the Regal Bancorp Board of Directors and management include the following material matters, the order of which does not necessarily reflect their relative significance:

•	the risks of attaining the type of revenue enhancements and cost savings necessary to cause the trading markets to consider the transaction a success;

•

since the transaction involves the conversion of Somerset Savings Bank as well as the merger, the complexity of the regulatory approvals required to complete the merger as well as the length of time required to obtain all of the required regulatory approvals;

•

that the termination fee provided for in the merger agreement and certain other provisions of the merger agreement might discourage third parties from seeking to acquire Regal Bancorp, in light of the fact that Somerset Savings Bank was unwilling to enter into the merger agreement absent such provisions;

•	the potential risk of diverting management attention and resources from the operation of Regal Bancorp’s business and towards the completion of the merger;

•

the restrictions on the conduct of Regal Bancorp’s business before the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Regal Bancorp from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Regal Bancorp absent the pending merger; and

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger.

This discussion of the information and factors considered by the Regal Bancorp Board of Directors in reaching its conclusions and recommendation includes the factors identified above, but is not intended to be exhaustive and may not include all of the factors considered by the Regal Bancorp Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Regal Bancorp Board of Directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the merger agreement, and to make its recommendation to Regal Bancorp shareholders. Rather, the Regal Bancorp Board of Directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with and questioning of members of Regal Bancorp’s management and outside legal and financial advisors. In addition, individual members of the Regal Bancorp Board of Directors may have assigned different weights to different factors.

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Certain of Regal Bancorp’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of Regal Bancorp’s shareholders generally. The Regal Bancorp Board of Directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Regal Bancorp shareholders. For a discussion of these interests, see “—Interests of Certain Persons in the Merger.”

Opinion of Regal Bancorp’s Financial Advisor

By letter dated May 18, 2022, Regal Bancorp engaged The Kafafian Group, Inc. as its exclusive financial advisor and to render an opinion as to the fairness, from a financial point of view, to the holders of Regal Bancorp common shares, of the consideration to be paid pursuant to the merger agreement.

The Board of Directors of Regal Bancorp engaged The Kafafian Group based on The Kafafian Group’s qualifications, industry experience, reputation and past assistance with providing financial advisory services to financial institutions. The Kafafian Group, as part of its financial advisory business, is regularly engaged in the valuation of depository institutions and financial services industry firms and their securities in connection with mergers and acquisitions, and valuations for corporate and other purposes. In the ordinary course of business, The Kafafian Group provides consulting services to financial institutions, including performance measurement; profitability outsourcing; strategic, capital, and business planning; regulatory assistance; profit improvement; and various other financial advisory services. The Kafafian Group has provided services to Regal Bancorp within the past two years, but has not provided any services to Somerset Savings Bank over the past two years.

At the request of the Regal Bancorp Board of Directors, representatives of The Kafafian Group participated in a special board meeting held on July 25, 2022, at which the Regal Bancorp Board of Directors considered the proposed merger with Somerset Savings Bank. At that meeting, representatives of The Kafafian Group made a presentation to the Regal Bancorp Board of Directors of The Kafafian Group’s analyses relating to the proposed merger and, in particular, of The Kafafian Group’s determination regarding the fairness, from a financial point of view, of the proposed merger Consideration to be paid by Somerset Savings Bank to Regal Bancorp common shareholders. At that meeting, The Kafafian Group issued its written opinion that the merger Consideration in the proposed merger was fair, from a financial point of view, to Regal Bancorp shareholders. Except as discussed herein, no limitations were imposed by the Regal Bancorp Board of Directors upon The Kafafian Group with respect to investigations made or procedures followed in rendering The Kafafian Group’s fairness opinion.

The Kafafian Group’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Regal Bancorp Board of Directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger Consideration. It did not address the underlying business decision of Regal Bancorp to engage in the merger or enter into the merger agreement or constitute a recommendation to the Regal Bancorp board in connection with the merger, and it does not constitute a recommendation to any holder of Regal Bancorp common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such Regal Bancorp common shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

In rendering its opinion, The Kafafian Group, among other things:

•	Reviewed the merger agreement;

•	Analyzed regulatory filings and other financial information concerning Regal Bancorp;

•	Analyzed regulatory filings and other financial information concerning Somerset Savings Bank;

•	Discussed past, present, and future financial performance and operating philosophies with Regal Bancorp and Somerset Savings Bank senior managements;

•	Reviewed certain internal financial data and projections of Regal Bancorp and Somerset Savings Bank;

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•	Compared the financial condition and financial performance of Regal Bancorp and Somerset Savings Bank to similar financial institutions;

•

Compared the merger Consideration to be paid to Regal Bancorp common shareholders pursuant to the merger agreement with the consideration paid in comparable merger transactions of other financial institutions;

•

Reviewed the pro forma impact of the merger on the earnings and book value of Somerset Savings Bank and Regal Bancorp and compared the contributions of each institution to the proposed combined company in a number of key financial categories, assuming the successful standard mutual-to-stock conversion of Somerset Savings Bank, as proposed;

•	Reviewed the post-conversion performance of mutual institutions in general and those considered by The Kafafian Group to possess characteristics similar to that of Somerset Savings Bank and,

•	Considered other financial studies, analyses, and investigations and reviewed other information it deemed appropriate by The Kafafian Group to render its opinion.

The Kafafian Group spoke with certain members of senior management and other representatives of Somerset Savings Bank and Regal Bancorp to discuss the foregoing, as well as matters The Kafafian Group deemed relevant. As part of its analyses, The Kafafian Group took into account its assessment of general economic, market and financial conditions, its experience in similar transactions, as well as its experience in and knowledge of the banking industry. The Kafafian Group’s opinion is based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to The Kafafian Group through the respective dates thereof.

The Kafafian Group assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed and/or discussed for the purposes of its opinion, without independent investigation. The Kafafian Group assumed that the financial forecasts relied upon by The Kafafian Group were prepared on a basis that reflected the best currently available estimates and judgments of senior management of each of Somerset Savings Bank and Regal Bancorp and were based on reasonable assumptions, estimates and judgments. This includes estimates of the impact of a standard mutual to stock conversion by Somerset Savings Bank. Any estimates contained in the analyses performed by The Kafafian Group are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. Additionally, estimates of the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be bought or sold.

The Kafafian Group did not make any independent evaluation or appraisals of either Somerset Savings Bank’s or Regal Bancorp’s respective assets or liabilities, nor was it furnished with any such appraisals. The Kafafian Group has not made a review of the loans or loan loss reserves or reviewed any individual loan files of Somerset Savings Bank or Regal Bancorp. The Kafafian Group also assumed, without independent verification, that the aggregate allowances for loan losses for Somerset Savings Bank and Regal Bancorp were adequate. The Kafafian Group did not conduct a physical inspection of any properties or facilities of Somerset Savings Bank.

On July 25, 2022, The Kafafian Group rendered its written fairness opinion to the Regal Bancorp Board of Directors and is included in this prospectus as Appendix B. The summary set forth below does not purport to be a complete description of the analyses performed by The Kafafian Group in connection with the merger. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, the fairness opinion is not readily translated to a summary description and as such, The Kafafian Group believes that its analyses must be considered as a whole. Only selecting portions of The Kafafian Group’s analyses and of the factors considered by The Kafafian Group could create for a reader of the materials an incomplete view of the evaluation process underlying the opinion. No one component of the analyses performed by The Kafafian Group was assigned a greater significance than another component. Taken as a whole, The Kafafian Group believes these analyses support the conclusion that the merger Consideration to be paid by Somerset Savings Bank to the Regal Bancorp common shareholders is fair, from a financial point of view, to Regal Bancorp common shareholders.

Proposal Summary – Pursuant to the terms of the merger agreement, shareholders of Regal Bancorp will have the opportunity to elect to receive for each share of Regal Bancorp common stock they own, either 1.93 shares

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of SR Bancorp common stock or $19.30 in cash, or a combination of both. All shareholder elections will be subject to the allocation and proration procedures set forth in the merger agreement which are intended to ensure that 80% of the shares of Regal Bancorp will be exchanged for SR Bancorp common stock and 20% of the shares of Regal Bancorp will be exchanged for cash, if the Somerset Savings Bank standard mutual to stock conversion is consummated at or below the mid-point of the valuation range prepared by Somerset Savings Bank’s valuation firm. If Somerset Savings Bank’s standard mutual to stock conversion is consummated above the mid-point of the valuation range prepared by Somerset Savings Bank’s valuation firm, then all shareholder elections will be subject to the allocation and proration procedures set forth in the merger agreement which are intended to ensure that 90% of the shares of Regal Bancorp will be exchanged for SR Bancorp common stock and 10% of the shares of Regal Bancorp will be exchanged for cash. The merger is expected to be a tax-free exchange for shareholders of Regal Bancorp receiving SR Bancorp common stock.

Contribution Analysis – The Kafafian Group reviewed the contribution made by each of Somerset Savings Bank and Regal Bancorp to various balance sheet and income statement categories of the combined company based on balance sheet data as of the quarter ended March 31, 2022 and income statement information estimated for the latest twelve months ended March 31, 2022. The Kafafian Group analyzed the contributions of each of Somerset Savings Bank and Regal Bancorp to the combined company under a wide range of consideration scenarios. Assuming the merger Consideration was comprised of 80% stock and 20% cash to the holders of Regal Bancorp common stock, at an exchange ratio of 1.93, and further assuming the consummation by Somerset Savings Bank of a standard mutual-to-stock conversion at the mid-point of the valuation range as was estimated at the date of The Kafafian Group’s opinion, the analysis showed that Regal Bancorp would contribute the following percentages to the combined company:

Relative Contribution Analysis (prior to fair value adjustments)

	Somerset Savings Bank	Regal Bancorp
Balance Sheet (as of 3/31/2022)
Gross Loans	47.5%	52.5%
Total Assets	56.7%	43.3%
Total Deposits	52.7%	47.3%
Total Common Equity	79.6%	20.4%

Income Statement (for latest twelve months ended 3/31/2022)
Net Interest Income	42.6%	57.4%
Non-Interest Income	55.6%	44.4%
Operating Expense	46.0%	54.0%
Net Income	38.5%	61.5%
Estimated Ownership	63.0%	37.0%

Going-Concern Range of Value Analysis – The Kafafian Group used a capitalized earnings method to evaluate the range of value for Regal Bancorp common stock. The primary assumption made by The Kafafian Group was that Regal Bancorp would continue to operate as an independent company. The capitalized earnings model for Regal Bancorp uses a projected net income stream, applies a terminal earnings multiple to the last period’s net income and then discounts the net income stream and terminal value to arrive at a present value for a share of Regal Bancorp common stock. The range of value produced by the capitalized earnings model analysis was then compared to $19.30 per share (the “Per Share Consideration) that was offered by Somerset Savings Bank to holders of Regal Bancorp common stock.

The following additional assumptions were made by The Kafafian Group in preparing a range of value for Regal Bancorp on a going-concern basis:

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1.	The financial projections and net income estimates (for the year ended December 31, 2023 through year ended December 31, 2027) as prepared by Regal Bancorp were reasonable;

2.	Price-to-earnings multiples of 11 to 13 times earnings were used and were based on publicly traded institutions that were comparable to Regal Bancorp;

3.	Using various methodologies, The Kafafian Group developed discount rates that ranged between 8.00% and 12.00%; and,

4.	The Kafafian Group did not apply any discounts for lack of marketability or apply premiums for control.

The following table summarizes the results of the capitalized earnings model:

	Trading Price / Earnings Multiple (x)
Discount Rate	11.0	12.0	13.0
8.00%	$12.37	$13.50	$14.62
10.00%	$11.20	$12.21	$13.23
12.00%	$10.15	$11.07	$11.99

The Kafafian Group noted that the Per Share Consideration of $19.30 as of July 25, 2022 was 58% greater than the midpoint value per common share of $12.21.

The following table summarizes the results of the capitalized earnings model using all assumptions from the table above except that it uses price-to-book multiples of 105% to 115% based on publicly traded institutions that were comparable to Regal Bancorp:

	Trading Price / Book Multiple (%)
Discount Rate	105%	110%	115%
8.00%	$15.86	$16.61	$17.37
10.00%	$14.35	$15.03	$15.71
12.00%	$13.00	$13.62	$14.24

The Kafafian Group noted that the Per Share Consideration was 28% greater than the midpoint value per common share of $15.03 assuming cost saves.

Although the capitalized earnings method is a widely used valuation methodology, it relies on numerous assumptions, including balance sheet and earnings growth rates, discount rates, and market trading multiples that may ultimately be materially different than those actually realizable or available in the capital markets. Therefore, the range of value developed by The Kafafian Group does not purport to be indicative of the actual values or expected values of Regal Bancorp common stock.

Peer Group Analysis – An integral part of the evaluation of Regal Bancorp is to compare the financial condition and financial performance of Regal Bancorp to banking organizations that possess characteristics that are believed to be similar to that of Regal Bancorp. For the purpose of the peer analysis, The Kafafian Group used financial information for Regal Bancorp. Regal Bancorp’s primary asset and only operating subsidiary is Regal Bank. The primary difference between the Bank and Regal Bancorp is $9.9 million of subordinated debt that was downstreamed into Regal Bank as common equity. Regal Bancorp also incurs the interest expense of servicing the subordinated debt. For description purposes, The Kafafian Group uses “Regal Bancorp” and “Regal Bank” interchangeably in the following discussion regarding peer group analysis. The Kafafian Group undertook a series of “Peer Group” comparisons as part of its analyses of the financial performance of Regal Bancorp and an imputed potential range of value of Regal Bancorp on a going-concern basis. For the purposes of The Kafafian Group’s analysis, two peer groups were prepared (the “Regal Bancorp Peers”).

Regal Bancorp – The Kafafian Group compared certain of Regal Bancorp’s financial condition and financial performance measures to two groups of financial institutions. The financial condition and financial

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performance data for Regal Bancorp and all companies in the peer groups was as of or for the latest twelve months ended March 31, 2022. For those peer group members that were publicly traded companies, market data were as of July 19, 2022.

The first peer group was termed by The Kafafian Group as “Regional Peers.” Companies in this peer group were included based on three screening criteria (1) publicly traded financial institutions or holding companies (2) headquartered in the Mid-Atlantic or Northeast region, and (3) total assets between $450 million and $750 million. Eighteen companies comprised the Regional Peers in the table labeled “Regal Bancorp Peer Group Members.”

The second peer group was termed by The Kafafian Group as “NJ and NY Peers.” Companies in this peer group were included based on three screening criteria (1) publicly-traded financial institutions (2) headquartered in New York or New Jersey, and (3) total assets between $300 million and $800 million. Six companies comprised the NJ and NY Peers in the table labeled “Regal Bancorp Peer Group Members.”

Regal Bancorp Peer Group Members

Regional Peers	NY and NJ Peers
1st Colonial Bancorp, Inc.	1st Colonial Bancorp, Inc.
Catskill Hudson Bancorp, Inc.	Brunswick Bancorp
ES Bancshares, Inc.	Cornerstone Financial Corporation
Farmers and Merchants Bancshares, Inc.	Elmer Bancorp, Inc.
First Greenwich Financial, Inc.	Magyar Bancorp, Inc.
First Resource Bank	Nmb Financial Corp
Glenville Bank Holding Company, Inc.
Harford Bank
HV Bancorp, Inc.
Mars Bancorp, Inc.
Mauch Chunk Trust Financial Corp.
Muncy Bank Financial, Inc.
Neffs Bancorp, Inc.
New Tripoli Bancorp, Inc.
Nmb Financial Corp
Primary Bank
Quaint Oak Bancorp, Inc.
Woodlands Financial Services Company

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(financial data at or for the latest twelve months ended March 31, 2022, market data as of close of business ended July 19, 2022)	Regal Bancorp	Regional Peers (Median)	NY and NJ Peers (Median)
Total Assets ($000s)	$544,087	$579,086	$473,843
Equity/ Assets (%)	10.40	7.58	9.24
Tang. Equity/ Tang. Assets (%)	10.22	7.58	9.22
Loans/ Deposits (%)	73.08	75.52	80.26
NPAs/ Total Assets (%)	0.04	0.37	0.87
Reserves/ NPAs (%)	173.71	116.27	124.19
Net Interest Margin (%)	2.97	3.40	3.43
Non-Int. Income/ Average Assets (%)	0.19	0.43	0.43
Non-Int. Expense/ Average Assets (%)	2.06	2.40	2.54
Efficiency Ratio (FTE basis) (%)	69.78	63.13	63.53
Non-Int. Income/ Operating Rev. (%)	6.56	13.91	12.92
Return on Average Assets (%)	0.63	0.96	0.91
Return on Average Common Equity (%)	6.40	12.17	7.89
Market Capitalization ($millions)		$42.92	$44.04
Price/ Book (%)		94.87	88.90
Price/ Tangible Book (%)		95.31	88.90
Price/ LTM Earnings (x)		7.76	10.92
Dividend Yield (%)		3.04	1.01

The following table compares Regal Bancorp’s March 31, 2022 book value per share to (i) the low, midpoint and high values from the capitalized earnings model and (ii) the imputed value of Regal Bancorp based on the median price/book for each of the two peer groups that comprise the Regal Bancorp Peers.

Regal Bancorp Tangible Book Value per Share 03/31/2022	Values from Capitalized Earnings Model			Valuations Imputed from Regal Bancorp Peers (Price/ Tangible Book)
	Min	Mid	Max	Regional	NY and NJ
$15.26	$13.00	$15.03	$17.37	$14.54	$13.57

The Kafafian Group noted that the Per Share Consideration of $19.30 per share was above imputed values per share for Regal Bancorp.

Somerset Savings Bank Savings Bank, SLA – The Kafafian Group compared certain of Somerset Savings Bank’s financial condition and financial performance measures to two groups of financial institutions that are believed to possess characteristics similar to that of Somerset Savings Bank (the “Somerset Savings Bank Peers”). The financial condition and financial performance data for Somerset Savings Bank and all companies in the peer groups was as of or for the latest twelve months ended March 31, 2022. For those peer group members that were publicly traded companies, market data were as of July 19, 2022.

The first peer group was termed by The Kafafian Group as “Relational Peers.” Companies in this peer group were included based on three screening criteria (1) mutual ownership financial institutions (2) headquartered in the Mid-Atlantic region, and (3) with 1-4 family loans to total loans of greater than 80%. Twelve companies comprised the Relational Peers in the table labeled “Somerset Savings Bank Peer Group Members.”

The second peer group was termed by The Kafafian Group as “Mutual Conversion Peers.” Companies in this peer group were included based on two screening criteria (1) publicly traded financial institutions, and (2) that completed a standard or second-step mutual to stock conversion since January 1, 2019. The 21 companies that comprise the Mutual Conversion Peers are shown in the table below labeled “Somerset Savings Bank Peer Group Members.”

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Somerset Savings Bank Peer Group Members

Relational Peers	Mutual Conversion Peers
Lusitania Financial, MHC	NSTS Bancorp, Inc.
Citizens Savings Bank	Catalyst Bancorp, Inc.
Farmers Building and Savings Bank	TC Bancshares, Inc.
First Federal Savings and Loan Association of Greene County	Blue Foundry Bancorp
Fulton Savings Bank	Texas Community Bancshares, Inc.
Geddes Federal Savings and Loan Assn.	PB Bankshares, Inc.
Glen Burnie Mutual Savings Bank	Eastern Bankshares, Inc.
Hatboro Federal Savings	Systemic Savings Bank
Massena Savings and Loan	Eureka Homestead Bancorp, Inc.
North Country Savings Bank	Richmond Mutual Bancorporation
Union County Savings Bank	Ponce Financial Group, Inc.
Westmoreland Federal Savings and Loan Association of Latrobe	1895 Bancorp of Wisconsin, Inc.
Cullman Bancorp, Inc.
Magyar Bancorp, Inc.
Northeast Community Bancorp, Inc.
William Penn Bancorporation
Affinity Bancshares, Inc.
Generations Bancorp NY, Inc.
FFBW, Inc.
Provident Bancorp, Inc.
HarborOne Bancorp, Inc.

The following table provides a summary comparison of Somerset Savings Bank financial condition and financial performance to that of the median for each of the Somerset Savings Bank Peers:

(financial data at or for the latest twelve months ended March 31, 2022, market data as of close of business ended July 19, 2022)	Somerset Savings Bank	Relational Peers (Median)	Mutual Conversion Peers (Median)
Total Assets ($000)	$648,964	$397,150	$472,097
Equity/ Assets (%)	18.52	13.81	17.85
Tang. Equity/ Tang. Assets (%)	18.52	13.81	17.83
Loans/ Deposits (%)	92.93	88.80	89.50
NPAs/ Total Assets (%)	0.00	0.35	0.58
Reserves/ NPAs (%)	NA	51.96	101.07
Net Interest Margin (%)	1.89	2.22	3.05
Non-Int. Income/ Avg. Assets (%)	0.21	0.14	0.41
Non-Int. Expense/ Avg. Assets (%)	1.64	1.49	2.57
Efficiency Ratio (FTE basis) (%)	83.09	75.07	79.49
Non-Int. Income/ Operating Rev. (%)	10.39	6.17	14.12
Return on Avg. Assets (%)	0.28	0.43	0.55
Return on Avg. Common Equity (%)	1.49	3.13	2.48
Market Capitalization ($millions)			$82.95
Price/ Book (%)			83.39
Price/ Tangible Book (%)			84.13
Price/ LTM Earnings (x)			16.89
Dividend Yield (%)			1.07

Comparable Transaction Analysis – The Kafafian Group reviewed various financial condition, financial performance and acquisition multiples for three groups of institutions that The Kafafian Group believed to have characteristics similar to that of Regal Bancorp (the “Regal Bancorp Comparable Deal Groups”). The Kafafian

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Group then compared the acquisition multiples for the Somerset Savings Bank and Regal Bancorp transaction relative to the median acquisition multiples derived from the transactions that comprised the Regal Bancorp Comparable Deal Groups.

The first set of transactions included commercial bank transactions announced after January 1, 2019 where the target bank was (1) located in New York state or New Jersey, (2) had a transaction value between $20 million to $100 million at announcement and, (3) excluded any transactions involving private equity investors or government assisted transactions. The criteria resulted in a list of eight merger and acquisition transactions that possessed characteristics similar to that of the merger (“NY/NJ Comp. Deals”). The median transaction pricing metrics for this group are shown in the table below.

The second set of transactions included commercial bank transactions announced after January 1, 2019 where the transaction (1) target was located in the Mid-Atlantic region, (2) had a transaction value between $40 million to $80 million at announcement and, (3) excluded any transactions involving private equity investors or government assisted transactions. The criteria resulted in a list of twelve (12) merger and acquisition transactions that possessed characteristics similar to that of the merger (“Regional Comp. Deals”). The median transaction pricing metrics for this group are shown in the table below.

The third set of transactions included commercial bank transactions announced after January 1, 2019, where the target bank was (1) located nationally, (2) had a transaction value between $40 million to $80 million at announcement, (3) target nonperforming assets to total assets less than 1.00% at announcement, (4) target return on average assets was less than 1.00% at announcement and, (5) excluded any transactions involving private equity investors or government assisted transactions. The criteria resulted in a list of eighteen merger and acquisition transactions that possessed characteristics similar to that of the merger (“National Comp. Deals”). The median transaction pricing metrics for this group are shown in the table below.

The following table compares certain financial metrics of Regal Bancorp relative to the median financial metrics for the Regal Bancorp Comparable Deal Groups:

Transaction Financial Metric (Regal Bancorp data as of or for the latest twelve months ended March 31, 2022)	Regal Bancorp	NY/NJ Comp. Deals	Regional Comp. Deals	National Comp. Deals
		(median values)
Total Assets ($000s)	$544,087	$497,186	$400,760	$416,588
Total Deposits ($000s)	$480,704	$364,111	$343,861	$357,452
Tangible Equity/ Total Assets (%)	10.22	10.14	10.01	10.04
NPAs/ Total Assets (%)	0.04	1.27	0.62	0.43
Non-Interest Income/ Avg. Assets (%)	0.19	0.24	0.38	0.36
Non-Interest Expense/ Avg. Assets (%)	2.06	2.05	2.25	2.34
Return on Average Assets (%)	0.63	0.83	0.94	0.78
Return on Average Equity (%)	6.40	8.19	10.27	7.94

The following table compares certain valuation metrics of the transaction between Somerset Savings Bank and Regal Bancorp to certain valuation metrics of the Regal Bancorp Comparable Deal Groups:

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Transaction Valuation Metric	Somerset Savings Bank/ Regal Bancorp	NY/NJ Comp. Deals	Regional Comp. Deals	National Comp. Deals
		(median values)
Deal Value ($M)	$58.4	$52.1	$52.1	$49.0
Price/ Book (%)	123.50	111.52	119.17	136.31
Price/ Tangible Book (%)	126.44	111.52	119.17	142.21
Price/ LTM EPS (x)	20.18	14.45	14.36	17.87
Price/ Deposits (%)	12.39	12.74	14.36	15.31
Franchise Premium/ Core Deposits (%)	3.22	2.25	2.43	4.35

The Kafafian Group then compared the Per Share Consideration for the merger with the imputed value per common share for Regal Bancorp based on the median transaction metrics for all three (3) of the Regal Bancorp Comparable Deal Groups. The following table summarizes the imputed value for Regal Bancorp on a change-of-control basis using certain transaction value metrics from the NY/NJ Comp. Deals, Regional Comp. Deals and the National Comp. Deals:

	New York Comp. Deals			Regional Comp. Deals			National Comp. Deals
	Price/ Book	Price/ Tang. Book	Price/ LTM EPS	Price/ Book	Price/ Tang. Book	Price/LTM EPS	Price/ Book	Price/ Tang. Book	Price/LTM EPS
Regal Bancorp Imputed Value	$17.43	$17.02	$13.87	$18.63	$18.18	$13.79	$21.31	$21.70	$17.16

The Kafafian Group noted that the Per Share Consideration of $19.30 compared favorably to seven of nine of the imputed values.

In evaluating the various financial condition, financial performance, trading multiples and acquisition multiples for the proposed Somerset Savings Bank / Regal Bancorp transaction, it is important to note that no company or transaction in the preceding analyses is identical to Somerset Savings Bank, Regal Bancorp, or the merger. Accordingly, an analysis of the results of the foregoing is not mathematically precise; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. The range of value resulting from the foregoing analyses should not be taken to represent The Kafafian Group’s view of the actual value of Somerset Savings Bank, Regal Bancorp or the combined company.

Compensation of The Kafafian Group and Other Relationships – Regal Bancorp paid The Kafafian Group a fee of $50,000 upon the rendering of its fairness opinion. The Kafafian Group will be reimbursed for reasonable out-of-pocket expenses incurred in connection with its engagement and Regal Bancorp has agreed to indemnify The Kafafian Group against certain liabilities. The Kafafian Group will also receive a success fee of approximately $466,400 upon closing of the merger.

Form of the Merger

The Boards of Directors of Regal Bancorp and Somerset Savings Bank approved the merger agreement that provides for the merger of Regal Bancorp with and into SR Bancorp and the merger of Regal Bank with and into Somerset Savings Bank. Upon completion of the merger, each share of Regal Bancorp common stock will be converted into the right to receive, at the election of the holder, either 1.93 shares of SR Bancorp common stock or $19.30 in cash, without interest for each share of Regal Bancorp common stock. A Regal Bancorp shareholder’s receipt of cash or stock, however, is subject to the allocation and proration procedures as well as other provisions in the merger agreement. See “—Consideration to be Received in the Merger.”

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The common stock of SR Bancorp is expected to be traded on the Nasdaq Capital Market under the symbol “SRBK” upon conclusion of the stock offering and after completion of the merger.

Consideration to be Received in the Merger

When the merger becomes effective, each share of Regal Bancorp common stock issued and outstanding immediately before the completion of the merger will automatically be converted into the right to receive, subject to the election and proration procedures outlined in the merger agreement, $19.30 in cash without interest or 1.93 shares of SR Bancorp common stock. Shareholders may also elect to receive a combination of cash and SR Bancorp common stock.

Although shareholders of Regal Bancorp are being given the option to elect whether to receive cash, SR Bancorp common stock, or a combination of the two, in exchange for their shares of Regal Bancorp common stock, all cash and stock elections will be subject to the allocation and proration procedures, as well as other provisions in the merger agreement designed to ensure that 80% of the outstanding Regal Bancorp shares will be converted into the right to receive shares of SR Bancorp common stock; provided; however, that if SR Bancorp sells more than 10,910,625 shares in its stock offering, then 90% of the outstanding shares of Regal Bancorp common stock will be exchanged for shares of SR Bancorp common stock. Based on 3,023,369 outstanding shares of Regal Bancorp common stock, SR Bancorp expects to issue approximately 5,251,592 shares of its common stock to Regal Bancorp shareholders in the merger.

Neither SR Bancorp nor Regal Bancorp is making any recommendation as to whether Regal Bancorp shareholders should elect to receive cash or SR Bancorp common stock in the merger. Each holder of Regal Bancorp common stock must make his or her own decision with respect to such election.

SR Bancorp will not issue fractional shares of its common stock. Instead, Regal Bancorp shareholders will receive a cash payment for any fractional shares in an amount equal to the product of such fractional amount multiplied by $10.00.

See “The Conversion and Stock Offering” in the attached SR Bancorp prospectus for a more detailed discussion on the number of shares to be issued in the offering and the merger, as well as the percentages of the shares of SR Bancorp common stock that will be outstanding following the offering and the merger at the different points of the offering range.

It is unlikely that elections will be made in the exact proportion provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Regal Bancorp shareholders, in the aggregate, elect to receive more shares of SR Bancorp common stock than SR Bancorp has agreed to issue in the merger or fewer shares of SR Bancorp common stock than must be issued in the merger. These procedures are summarized below.

•

If Regal Bancorp Stockholders Elect to Receive More Stock: If Regal Bancorp shareholders elect to receive more SR Bancorp common stock than the parties have agreed SR Bancorp will issue in the merger, then all of the Regal Bancorp shareholders who have elected to receive cash or who have made no election will receive cash for their Regal Bancorp shares and all shareholders who elected to receive SR Bancorp common stock will receive a pro rata portion of the available SR Bancorp shares, plus cash for those shares not converted into SR Bancorp common stock

•

If Regal Bancorp Stockholders Elect to Receive Less Stock: If Regal Bancorp shareholders elect to receive fewer shares of SR Bancorp common stock than the parties have agreed SR Bancorp will issue in the merger, then all Regal Bancorp shareholders who have elected to receive SR Bancorp common stock will receive SR Bancorp common stock, and Regal Bancorp shareholders who elected to receive cash or have made no election will be treated in the following manner:

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(1)

If the number of shares held by Regal Bancorp shareholders who have made no election is sufficient to make up the shortfall in the number of SR Bancorp shares that SR Bancorp is required to issue in the merger, then all Regal Bancorp shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and SR Bancorp common stock in whatever proportion is necessary to make up the shortfall.

(2)

If the number of shares held by Regal Bancorp shareholders who have made no election is insufficient to make up the shortfall, then all Regal Bancorp shareholders who made no election will receive SR Bancorp common stock and those Regal Bancorp shareholders who elected to receive cash will receive cash and shares of SR Bancorp common stock in whatever proportion is necessary to make up the shortfall.

No guarantee can be made that you will receive the amount of SR Bancorp stock or cash you elect. As a result of the allocation and proration procedures outlined in this document and in the merger agreement, you may receive SR Bancorp common stock and/or cash in an amount that varies from the amount you elect to receive.

Election Procedures; Surrender of Stock Certificates

A form for making an election of the consideration you wish to receive in the merger will be sent to you separately. The election form allows you to elect to receive SR Bancorp common stock, cash or a combination of both, or to make no election with respect to the merger consideration you wish to receive. For your election to be effective, your properly completed election form, along with your Regal Bancorp stock certificates or an appropriate guarantee of delivery, must be received by [Transfer Agent] on or before 5:00 p.m., Eastern time, on [Election Deadline Date]. [Transfer Agent] will act as exchange agent in the merger and in that role will process the exchange of Regal Bancorp stock certificates for cash and/or SR Bancorp common stock. Shortly after the merger, the exchange agent will allocate cash and stock among Regal Bancorp shareholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Regal Bancorp stock certificates after the merger is completed. In any event, you should not forward your Regal Bancorp stock certificates with your proxy cards.

If you have a preference for receiving either shares of SR Bancorp common stock or cash in exchange for your shares of Regal Bancorp common stock, you should complete and return the election form. If you do not make an election or indicate that you have no preference, you will be allocated shares of SR Bancorp common stock and/or cash based on the merger agreement’s allocation and proration procedures.

We are not recommending whether you should elect to receive shares of SR Bancorp common stock or cash in the merger. You must make your own decision with respect to your election. The United States federal income tax treatment will depend primarily on whether you exchange your Regal Bancorp common stock solely for shares of SR Bancorp common stock, solely for cash, or for a combination of SR Bancorp common stock and cash. See “—Material Federal Income Tax Consequences of the Merger.”

If certificates for Regal Bancorp common stock are not immediately available or time will not permit the election form and other required documents to reach the exchange agent before the election deadline, Regal Bancorp shares may be properly exchanged, and an election will be effective, if:

•

such exchanges are made by or through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or by a commercial bank or trust company having an office, branch or agency in the United States;

•

the exchange agent receives, before the election deadline, a properly completed and duly executed Notice of Guaranteed Delivery (delivered by hand, mail, telegram, telex or facsimile transmission); and

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•

the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Regal Bancorp shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Regal Bancorp shareholders who do not submit a properly completed election form or revoke their election form before the election deadline will have their shares of Regal Bancorp common stock designated as “non-election” shares. Regal Bancorp stock certificates represented by elections that have been revoked will be promptly returned without charge to the Regal Bancorp shareholder submitting the election form upon written request. After the completion of the merger, the exchange agent will allocate cash and SR Bancorp common stock among the shareholders of Regal Bancorp common stock according to the allocation procedures outlined above.

After the completion of the merger, the exchange agent will mail to Regal Bancorp shareholders who do not submit election forms a letter of transmittal, together with instructions for the exchange of their Regal Bancorp common stock certificates for the merger consideration. Until you surrender your Regal Bancorp stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any SR Bancorp common stock into which your Regal Bancorp shares may be converted. When you surrender your Regal Bancorp stock certificates, SR Bancorp will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of Regal Bancorp common stock. Regal Bancorp stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your Regal Bancorp stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, [Transfer Agent] will send you instructions and appropriate forms for this purpose.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Regal Bancorp common stock who exchange their shares for SR Bancorp common stock pursuant to the merger. The closing of the merger is conditioned upon the receipt by SR Bancorp, Somerset Savings Bank and Regal Bancorp of an opinion of Luse Gorman, PC, tax counsel to SR Bancorp, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth in that opinion, the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinion will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinion will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-1 (of which this joint proxy statement-prospectus is a part) and certain other documents. In rendering the tax opinion, counsel will rely on representations of SR Bancorp, Somerset Savings Bank, Regal Bancorp and Regal Bank, to be updated as of the effective time of the merger (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). Based on representations contained in representation letters, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the other matters set forth above, it is the opinion of Luse Gorman, PC that the merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, in which event each of SR Bancorp and Regal Bancorp will be a party to such reorganization. This section summarizes the matters addressed in the tax opinion of Luse Gorman, PC, filed as an exhibit to the registration statement of which this proxy statement-prospectus is a part.

SR Bancorp and Regal Bancorp have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. The tax opinions presented in this proxy statement-prospectus and to be delivered in connection with the merger are not binding on the Internal Revenue Service. Consequently, there is no assurance of the accuracy of the anticipated U.S. federal income tax consequences to SR Bancorp, Regal Bancorp and the U.S. holders of shares of Regal Bancorp common stock described in this proxy statement-prospectus.

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The following discussion is based on the Internal Revenue Code, its legislative history, existing, final, temporary and proposed Treasury Department regulations promulgated thereunder, published Internal Revenue Service rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” is a beneficial owner of shares of Regal Bancorp common stock who, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Regal Bancorp common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding shares of Regal Bancorp common stock, you should consult your tax advisor.

This discussion is addressed only to those Regal Bancorp shareholders that hold their shares of Regal Bancorp common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular Regal Bancorp shareholders in light of their individual circumstances or to Regal Bancorp shareholders that are subject to special rules, such as:

•	mutual funds, banks, thrifts or other financial institutions;

•	S corporations, partnerships or other pass-through entities and investors in those pass-through entities;

•	retirement plans or pension funds;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in securities or foreign currencies;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who exercise dissenters’ rights;

•	persons who hold shares of Regal Bancorp common stock as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;

•	persons who purchase or sell their shares of Regal Bancorp common stock as part of a wash sale;

•	expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	persons who acquired their shares of Regal Bancorp common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax, the net investment income tax, the additional Medicare tax on earned income, state, local or non-U.S. tax laws or the application of any U.S. federal taxes other than U.S. federal income taxes (such as U.S. federal estate or gift taxes). All holders of shares of Regal Bancorp common stock should consult their tax advisors as to the specific tax consequences of the merger to them.

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This discussion is not intended to be tax advice to any particular U.S. Holder. Tax matters regarding the merger are complicated, and the tax consequences of the merger to you will depend on your particular situation. U.S. Holders are urged to consult their tax advisors as to the U.S. federal income (including the alternative minimum tax) tax consequences of the merger, as well as the effects of United States federal estate, state, local, and other federal non-income and non-U.S. tax laws and of the changes in such laws.

Reorganization Treatment. The merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Qualification of the merger as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code requires, inter alia, that at least 50% of the value of the overall consideration paid to Regal Bancorp shareholders consist of equity of SR Bancorp, or that holders of no more than 50% of the currently outstanding interests in Regal Bancorp receive cash in lieu of SR Bancorp common stock. Based on the foregoing, and subject to the limitations and qualifications described herein, the material U.S. federal income tax consequences of the merger will generally be as follows:

U.S. Federal Income Tax Consequences to SR Bancorp and Regal Bancorp

No Gain or Loss. No gain or loss will be recognized by SR Bancorp or Regal Bancorp because of the merger.

Tax Basis. The tax basis of the assets of Regal Bancorp in the hands of SR Bancorp will be the same as the tax basis of such assets in the hands of Regal Bancorp immediately before the merger.

Holding Period. The holding period of the assets of Regal Bancorp to be received by SR Bancorp will include the period during which such assets were held by Regal Bancorp.

U.S. Federal Income Tax Consequences to U.S. Holders of Shares of Regal Bancorp Common Stock Who Receive SR Bancorp Common Stock. A U.S. holder of Regal Bancorp common shares who receives SR Bancorp common stock in exchange for all of its shares of Regal Bancorp common stock will recognize no gain or loss with respect to SR Bancorp common stock such U.S. holder receives pursuant to the merger (with respect to cash received in lieu of a fractional SR Bancorp common share, see below under “– Cash In Lieu of Fractional Shares”).

U.S. Federal Income Tax Consequences to U.S. Holders of Shares of Regal Bancorp Common Stock Who Receive Solely Cash. A U.S. holder of shares of Regal Bancorp common stock who receives cash in exchange for all of the holder’s shares of Regal Bancorp common stock and does not constructively own SR Bancorp common stock after the merger (see “– Possible Dividend Treatment,” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in the shares of Regal Bancorp’s common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one (1) year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income. Long-term capital gain of certain non-corporate holders of shares of Regal Bancorp common stock, including individuals, generally is taxed at preferential rates.

U.S. Federal Income Tax Consequences to U.S. Holders of Shares of Regal Bancorp Common Stock Who Receive a Combination of SR Bancorp Common Stock and Cash. A U.S. holder of shares of Regal Bancorp common stock who receives a combination of SR Bancorp common stock and cash in exchange for its shares of Regal Bancorp common stock will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received, or (2) the amount of gain “realized” in the merger. The amount of gain a Regal Bancorp shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of the SR Bancorp common stock received exceeds (b) the shareholder’s aggregate adjusted tax basis in the Regal

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Bancorp common stock surrendered in the merger. If a shareholder of Regal Bancorp common stock purchased his or her shares of Regal Bancorp common stock at different prices, such Regal Bancorp shareholder will have to compute his or her recognized gain or loss separately for the shares of Regal Bancorp common stock with a different adjusted basis in accordance with the applicable tax rules described in the previous sentences. Any recognized loss disallowed will be included in the adjusted basis of the holders of SR Bancorp common stock received in the merger, as discussed below. Any recognized gain will be taxed as a capital gain or a dividend, as described below.

Tax Basis and Holding Period of SR Bancorp Common Stock Received Pursuant to the Merger. The tax basis of the SR Bancorp common stock received by a U.S. holder of shares of Regal Bancorp common stock in the merger (including a fractional SR Bancorp common share, if any, deemed issued and redeemed by SR Bancorp) will be the same as the basis of the shares of Regal Bancorp common stock surrendered in exchange for the SR Bancorp common stock, increased by any gain recognized by such U.S. holder in the merger (including any portion of the gain that is treated as a dividend (as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of a fractional SR Bancorp common share). The holding period for SR Bancorp common stock received by such U.S. holder will include such U.S. holder’s holding period for shares of Regal Bancorp common stock surrendered in exchange for the SR Bancorp common stock (including a fractional SR Bancorp common share, if any, deemed to be issued and redeemed by SR Bancorp).

If a U.S. holder of shares of Regal Bancorp common stock acquired different blocks of Regal Bancorp common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Regal Bancorp common stock. In computing the amount of gain recognized, if any, a U.S. holder of shares of Regal Bancorp common stock may not offset a loss realized on one block of shares against the gain realized on another block of shares. U.S. holders of shares of Regal Bancorp common stock should consult their tax advisors regarding the manner in which SR Bancorp common stock and cash received in the merger should be allocated among different blocks of Regal Bancorp common stock and regarding their bases and holding periods in the particular shares of SR Bancorp common stock received in the merger.

Cash in Lieu of Fractional Shares. A U.S. holder of shares of Regal Bancorp common stock that receives cash in lieu of a fractional share of SR Bancorp common stock generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted basis in the shares of Regal Bancorp common stock surrendered, which is allocable to the fractional share. Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its Regal Bancorp shares exceeds one (1) year at the effective time of the merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income. Long-term capital gain of certain non-corporate holders of shares of Regal Bancorp common stock, including individuals, generally is taxed at preferential rates.

Possible Dividend Treatment. In some cases described above, the gain recognized by a U.S. holder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of shares of Regal Bancorp common stock should consult with their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Reporting Requirements. Under certain circumstances, cash payments made to a U.S. holder of shares of Regal Bancorp common stock pursuant to the merger may be subject to backup withholding at a rate of 24% of the cash payable to the U.S. holder (including any cash received in lieu of a fractional share of Regal Bancorp common stock), unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Department regulations, and such U.S. holder otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability.

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A U.S. holder of Regal Bancorp common stock who receives SR Bancorp common stock as a result of the merger will be required to retain records pertaining to the merger, including records relating to the number of shares and the tax basis of such U.S. holder’s Regal Bancorp’s common stock as required under Treasury Department regulation Section 1.368-3. A U.S. holder of shares of Regal Bancorp common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives SR Bancorp common stock in the merger is required to file a statement with such U.S. holder’s U.S. federal income tax return in accordance with Treasury Department regulation Section 1.368-3 setting forth such U.S. holder’s tax basis in, and the fair market value of, the shares of Regal Bancorp common stock exchanged by such U.S. holder pursuant to the merger and certain other information.

The preceding statements regarding the material U.S. federal income tax consequences of the merger are not a complete analysis or discussion of all potential tax effects that may be important to you. This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Interests of Certain Persons in the Merger

As described below, certain of Regal Bancorp’s officers and directors have interests in the merger that are in addition to, or different from, the interests of Regal Bancorp’s shareholders generally. Regal Bancorp’s Board of Directors was aware of these interests and took them into account in approving the merger.

Existing Regal Bank Change in Control Agreements. Thomas Lupo, President and Chief Executive Officer, Daniel Tower, Executive Vice President and Chief Operating Officer and David Orbach, Chairman of the Board of Regal Bancorp and Regal Bank each is a party to a change in control agreement with Regal Bank.

Under the change in control agreements, each of the executives becomes entitled to a lump sum cash payment upon a qualifying termination of employment following the occurrence of a “change in control,” which is defined to mean (1) a reorganization, merger, consolidation or sale of all or substantially of the assets of Regal Bank, or any similar transaction, in any case in which Regal Bank’s shareholders before such transaction hold less than a majority of the voting stock of the resulting entity; or (2) individuals who constitute Regal Bank’s incumbent Board cease for any reason to constitute a majority thereof. In such event, the change in control agreements provide that the executive is entitled to receive a lump sum cash payment equal to three times the sum of the executive’s then current base salary and the average of the executive’s last three year’s bonuses. The change in control agreements also provide for one year of continued hospital, health, medical and life insurance from the employer. The merger with SR Bancorp will constitute a “change in control” within the meaning of the change in control agreements.

The change in control agreements provide that no payments can be made that constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code and to avoid such a result, the benefits will be reduced to the extent necessary, to an amount that, when aggregated with any other payments that are contingent on the occurrence of the merger transaction, will not cause an excess parachute payment under Section 280G of the Internal Revenue Code. Parachute payments generally are payments that, in the aggregate, exceed three times the recipient’s average taxable compensation for the five taxable years ending before the year in which the change in control occurs (the “base amount”). Recipients of parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount (an “excess parachute payment”), in addition to regular income taxes, and excess parachute payments are not deductible by the employer as compensation expense for federal income tax purposes.

The change in control agreements provide that for twelve months following termination of employment, the executive will not, directly or indirectly, solicit, cause any other person to solicit, or assist any other person with soliciting any customer, depositor or borrower of Regal Bank, or any potential customer, depositor or borrower of

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Regal Bank to become a customer, depositor or borrower of another financial institution. Further, for twelve months after termination of employment, the executive will not, directly or indirectly, participate in the solicitation or hiring of any employee, consultant or agent of Regal Bank or induce such party to cease their employment with Regal Bank or their successors or to accept employment or a consulting or agency position with any other person or entity. For six months following termination of employment, the executive also will not, either directly or indirectly, commence employment with or render services to any other insured depository institution within any county in which Regal Bank has a branch or office.

Concurrent with the signing of the merger agreement, Messrs. Lupo, Tower and Orbach each entered into a settlement agreement with SR Bancorp, Somerset Savings Bank, Regal Bancorp and Regal Bank that cancel the executive’s applicable change in control agreement and quantify the estimated cash change in control payment each executive will be entitled to receive at closing at $1.0 million, $859,000 and $487,000, respectively. These amounts will be updated prior to the closing to reflect the then current compensation of Messrs. Lupo, Tower and Orbach. The settlement agreements provide that the non-competition and non-solicitation provisions contained in the change in control agreements and discussed above survive the termination of the change in control agreements.

New Employment Agreement with Somerset Regal Bank. David Orbach entered into a new employment agreement with Somerset Savings Bank, effective as of the effective date of the merger between Regal Bancorp and SR Bancorp. The employment agreement has a three-year term. Commencing on the first anniversary of the agreement and on each anniversary thereafter, the agreement will automatically renew for an additional year, so that the remaining term will again be three years, unless either party gives notice of non-renewal to the other, in which case the agreement will terminate at the end of the then current term. Notwithstanding the foregoing, if SR Bancorp or Somerset Savings Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement would automatically extend so that it would expire no less than two years following the effective date of the change in control.

During the agreement, Mr. Orbach will serve as Executive Chairman of SR Bancorp and Executive Vice Chairman of Somerset Regal Bank. The initial base salary under the agreement is $375,000. In addition to base salary, the agreement provides that Mr. Orbach will participate in any bonus plan or arrangement of Somerset Regal Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Board of Directors or the Compensation Committee of the Board of Directors. Somerset Regal Bank will provide a target cash bonus opportunity for Mr. Orbach of at least 20% of his base salary. Mr. Orbach is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Somerset Regal Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties for Somerset Regal Bank. Somerset Regal Bank will also provide him with the use of an automobile and reimburse him for automobile-related expenses.

Somerset Regal Bank may terminate Mr. Orbach’s employment, or Mr. Orbach may resign from his employment, at any time with or without good reason. Under the employment agreement, if Somerset Regal Bank terminates Mr. Orbach’s employment without cause or Mr. Orbach voluntary resigns for “good reason” (i.e., a “qualifying termination event”), Somerset Regal Bank will pay him a severance payment equal to the greater of (1) the remaining base salary and total annual bonus opportunity (based on the highest annual bonus earned during the three most recent calendar years before his date of termination) he would have received during the remaining term of the employment agreement or (2) two times the sum of his base salary and the average annual incentive bonus paid to him for the three most recently completed calendar years before the date of termination. In addition, he will be reimbursed for his monthly COBRA premium payments for up to 18 months.

If a qualifying termination event occurs at or within two years following a change in control of SR Bancorp or Somerset Regal Bank, Mr. Orbach would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (1) his base salary in effect as of the date of termination (or during the three preceding years, if higher) and (2) and average annual total incentive bonus earned by him for the three most recently completed calendar years before the change in control (or, if greater, the annual total incentive bonus that would have been earned in the year of the change in control at target bonus opportunity). In addition, he will receive a lump sum payment equal to the value of 36 months’ health care cost (based on COBRA premium payments).

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For purposes of the employment agreement, the term “good reason” generally includes: (1) a material reduction in Mr. Orbach’s base salary and/or aggregate incentive compensation opportunities under Somerset Regal Bank’s annual and long-term incentive plans or programs, as applicable; (2) a material reduction in Mr. Orbach’s authority, duties or responsibilities; (3) the failure to re-appoint Mr. Orbach to his executive position or to nominate and recommend his election to SR Bancorp’s Board of Directors or to appoint or nominate and elect him to the Somerset Regal Bank’s Board of Directors; (4) a relocation of his principal place of employment by more than 20 miles from his primary place of business; or (5) a material breach of the employment agreement.

The employment agreement terminates upon Mr. Orbach’s death or disability. Upon termination of employment (other than a termination in connection with a change in control), Mr. Orbach will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in the employment agreement.

The non-competition and non-solicitation covenants apply following a change in control for a period mutually to be agreed to by the parties, which will be no less than six months nor exceed two years. If payments and benefits provided to Mr. Orbach becomes subject to Sections 280G and 4999 of the Internal Revenue Code, and after considering the value of the non-competition and non-solicitation covenants, the payments will be reduced if the reduction would leave him financially better off on an after-tax basis than if he received the entire payment and was obligated to pay the excise tax under Section 4999 of the Internal Revenue Code.

Appointment of Directors to the SR Bancorp Board of Directors. SR Bancorp will appoint three members of Regal Bancorp’s Board of Directors to the Boards of directors of SR Bancorp and Somerset Regal Bank. Those individuals will be Mr. Orbach and two other directors of Regal Bancorp, who will be chosen by SR Bancorp following consultation with Regal Bancorp.

Employee Severance. Except in the circumstances described below, an employee of Regal Bancorp or Regal Bank who has one year of service and whose employment is involuntarily terminated, other than for cause, at or within twelve months of the effective time of the merger, will receive a lump sum payment equal to two weeks base pay for each full year of service at Regal Bancorp or Regal Bank with a minimum payment equal to four weeks of base pay and a maximum payment amount equal to 26 weeks of base pay. Any employee of Regal Bancorp or Regal Bank who has a separate employment agreement, change in control agreement or severance agreement is entitled only to the payments provided by such agreement.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, SR Bancorp has agreed to indemnify, and advance expenses in matters that may be subject to indemnification to, persons who served as directors, officers or employees of Regal Bancorp, Regal Bank or any of their subsidiaries with respect to liabilities and claims (and related expenses, including fees and disbursements of counsel) made against them resulting from their service as such before the effective time of the merger to the same extent as Regal Bancorp currently provides for indemnification of its officers and directors. SR Bancorp has also agreed to purchase and keep in force for a period of six years following the effective time of the merger directors’ and officers’ liability insurance to provide coverage for acts or omissions of the type and in the amount currently covered by Regal Bancorp’s and Regal Bank’s existing directors’ and officers’ liability insurance for acts or omissions occurring on or before the effective time of the merger. However, SR Bancorp is not required to expend in the aggregate an amount greater than 250% of the annual cost currently expended by Regal Bancorp and Regal Bank with respect to such insurance (the “Insurance Amount”). If the cost of procuring such insurance would exceed the Insurance Amount, SR Bancorp will use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

Employee Matters

Each person who is an employee of Regal Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of Somerset Regal Bank. SR Bancorp or its subsidiaries will make available employer-provided health and other employee welfare benefit plans to each

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continuing employee on the same basis that such employees received coverage from Regal Bank until Somerset Savings Bank alters such benefits to make them consistent with the benefits being offered by Somerset Savings Bank. Former employees of Regal Bank who become employees of Somerset Savings Bank in connection with the merger will generally be eligible to participate in the Somerset Savings Bank’s 401(k) Plan and the Somerset Savings Bank employee stock ownership plan in accordance with the eligibility provisions of the respective plans. Former employees of Regal Bank will be considered new employees for purposes of eligibility and vesting in Somerset Savings Bank’s defined benefit pension plan and will be considered existing employees for eligibility and vesting purposes for the employee stock ownership plan.

Regulatory Approvals Needed to Complete the Merger, the Conversion and the Offering

General. The merger requires regulatory approval. See “The Acquisition of Regal Bancorp—Conditions to Completion of the Merger” and “—Termination.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “The Acquisition of Regal Bancorp—Conditions to Completing the Merger.”

The approval of an application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting shares of Regal Bancorp common stock to shares of SR Bancorp common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Merger Approvals. Completion of the merger is subject to prior approval of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. In reviewing applications for transactions of this type, the regulators consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, and competitive factors.

In addition, the Federal Deposit Insurance Corporation may not approve a transaction if it will result in a monopoly or otherwise be anti-competitive. Somerset Savings Bank filed applications with the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. The regulatory applications remain under review.

Under the Community Reinvestment Act of 1977, the Federal Deposit Insurance Corporation must consider the record of performance of Regal Bank and Somerset Savings Bank in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. As part of the review process, bank regulatory agencies periodically receive comments and protests from community groups and others. Regal Bank received a “Satisfactory” rating during its last Community Reinvestment Act examination by the Federal Deposit Insurance Corporation and Somerset Savings Bank received a “Satisfactory” rating during its last Community Reinvestment Act examination conducted by the Federal Deposit Insurance Corporation.

In addition, a period of 15 to 30 days must expire following approval by the Federal Deposit Insurance Corporation before completion of the merger of Somerset Savings Bank and Regal Bank is allowed, within which period the United States Department of Justice may file objections to the merger under the federal anti-trust laws. While Regal Bancorp and SR Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger of the two banks, or that the Attorney General of the State of New Jersey will not challenge the merger of the two banks, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

Offering Approvals. Somerset Savings Bank has adopted a plan of conversion pursuant to which it is converting from the mutual-to-stock form of organization and SR Bancorp is offering shares of its common stock to Somerset Savings Bank’s eligible depositors, the public and shareholders of Regal Bancorp. Consummation of the merger is subject to certain conditions, including the receipt by SR Bancorp of all approvals necessary to complete its conversion and stock offering. Each of the Federal Deposit Insurance Corporation and the New Jersey

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Department of Banking and Insurance must approve the conversion and applications have been filed with them, which are currently under review. The Federal Reserve must approve SR Bancorp becoming the bank holding company of Somerset Savings Bank. SR Bancorp’s has filed a holding company application with the Federal Reserve, which remains under review. SR Bancorp also filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register the shares of SR Bancorp common stock that it will issue (1) in the offering and (2) in the merger.

Accounting Treatment of the Merger

SR Bancorp will use the purchase method of accounting for the merger. Under this method of accounting, the assets and liabilities of Regal Bancorp will be recorded on SR Bancorp’s consolidated balance sheet at their estimated fair values at the effective date of the merger. The amount by which the purchase price exceeds the fair value of the net tangible and identifiable intangible assets acquired by SR Bancorp through the merger will be recorded as goodwill. Goodwill will not be amortized, but will instead be subject to assessment for impairment, and identifiable intangible assets will be amortized over their estimated useful lives. SR Bancorp currently expects that, based on preliminary accounting estimates, the merger would result in the recording of goodwill of approximately $14.5 million and a core deposit intangible of approximately $3.3 million.

The Merger Agreement

The following describes material provisions of the merger agreement. This description does not purport to be complete and is qualified by reference to the merger agreement, which is attached as Appendix A and is incorporated by reference into this proxy statement-prospectus.

Time of Completion

As promptly as practicable following the satisfaction or waiver of the conditions to each part’s obligations under the merger agreement and immediately following the consummation of the mutual-to-stock conversion of Somerset Savings Bank and the stock offering, Regal Bancorp will merge with and into SR Bancorp. SR Bancorp will file a certificate of merger with the New Jersey Department of the Treasury in accordance with the New Jersey Business Corporation Act, and will file articles of merger with the Maryland Department of Assessments and Taxation merging Regal Bancorp into SR Bancorp. The merger will become effective at the time stated in such certificate of merger and articles of merger.

It is expected that the merger will be completed during the third quarter of 2023. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing. Furthermore, either company may terminate the merger agreement if, among other reasons, the merger has not been completed on or before August 31, 2023, unless failure to complete the merger by that time is due to a failure to fulfill any material obligation under the merger agreement by the party seeking to terminate the agreement. See “—Termination, Amendment and Waiver.”

Possible Alternative Structures

SR Bancorp is entitled to revise the structure of the merger, the bank merger or the mutual-to-stock conversion, provided that:

•	there are no adverse Federal or state income tax consequences to Regal Bancorp shareholders as a result of the modification;

•

the consideration to be paid to the holders of Regal Bancorp common stock under the merger agreement is not changed in kind or value or reduced in amount and, in the case of revision to the structure of the conversion, the pro forma capitalization of SR Bancorp cannot be materially different than that contemplated by the conversion prospectus; provided however, a change in the appraised or forma market valuation of the SR Bancorp common stock to be issued in the conversion will not be deemed to be a change in the consideration to be paid to the holders of Regal Bancorp common stock; and

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•	the modification will not materially delay or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the merger.

Representations and Warranties

The merger agreement contains various representations and warranties by SR Bancorp and Somerset Savings Bank and Regal Bancorp and Regal Bank that are customary for a transaction of this kind. Some of the representations and warranties are qualified by materiality and other exceptions. The representations and warranties include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	ownership of subsidiaries;

•	authority to enter into the merger agreement and that the merger agreement is binding on the parties;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•

filings required to be made with and approvals required to be obtained from governmental agencies and consents to be obtained from third parties in connection with the merger agreement, and a statement that the parties are not aware of any reasons why such approvals and consents will not be obtained;

•	financial statements and regulatory reports;

•	filing of tax returns and payment of taxes;

•	the absence of any development materially adverse to the companies;

•	material contracts and leases of Regal Bancorp and Regal Bank;

•	ownership of property;

•	insurance coverage;

•	the absence of adverse material litigation;

•	compliance with applicable laws and regulations;

•	employee benefit matters, including employee benefit plans;

•	brokers and financial advisors of Regal Bancorp and Regal Bank;

•	environmental matters;

•	loan portfolios;

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•	investment securities;

•	related party transactions;

•	termination benefits related to employment agreements and other benefit plans for Regal Bancorp and Regal Bank;

•	the absence of brokered deposits;

•	the inapplicability of anti-takeover laws and regulations;

•	the absence of obligations to register securities for Regal Bancorp or Regal Bank;

•	derivative transactions;

•	Regal Bancorp’s receipt of a fairness opinion;

•	the absence of trust business;

•	the availability of Regal Bancorp’s securities documents;

•	intellectual property;

•	labor matters; and

•	the accuracy of the information supplied.

All representations, warranties and covenants of the parties, other than the covenants in specified sections that relate to continuing matters, terminate upon the merger.

Covenants of the Parties

Conduct of Business Pending the Merger. In the merger agreement, Regal Bancorp has agreed, pending consummation of the merger, that it will, among other things, unless otherwise consented to in writing by Somerset Savings Bank (which consent will not be unreasonably withheld, conditioned or delayed):

•	operate its business, and cause each of its subsidiaries, including Regal Bank, to operate their businesses only in the usual, regular and ordinary course of business;

•	use reasonable efforts to preserve intact its business organization and assets and advantageous business relationships and maintain its rights and franchises; and

•	voluntarily take no action that would:

•

adversely affect the ability of Regal Bancorp, Regal Bank, SR Bancorp or Somerset Savings Bank to obtain any necessary bank regulatory and governmental approvals for the transactions contemplated by the merger agreement or materially increase the period of time necessary to obtain such approvals; or

•	adversely affect the ability of Regal Bancorp to perform its covenants and agreements contained in the merger agreement.

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Negative Covenants of Regal Bancorp. Regal Bancorp and Regal Bank have agreed that from the date of the merger agreement until the completion of the merger, except as otherwise specifically permitted or required by the merger agreement, or consented to by Somerset Savings Bank in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Regal Bancorp and Regal Bank will not and will not agree to do the following:

•	amend or waive any provision of their organizational documents, except as required by law;

•

change the number of authorized or issued shares of capital stock, issue any shares that are held as treasury shares, or issue or grant any stock options or securities convertible into shares of common stock, or make any grant or award under the Regal Bancorp Stock Benefit Plan;

•	split, combine or reclassify any shares of capital stock;

•

declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that Regal Bank may pay dividends to Regal Bancorp (as permitted under applicable law or regulations) consistent with past practice;

•

enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation), except in the ordinary course of business consistent with past practice;

•	make application for the opening or closing of any, or open or close any, branch office or automated banking facility;

•

grant or agree to pay any increase in salary, bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (1) as may be required pursuant to existing commitments; (2) merit pay increases in the ordinary course of business consistent with past practice; (3) bonus payments consistent with accruals that have been made by Regal Bancorp for 2022 and that are in the ordinary course of business consistent with past practice, and a pro rata targeted bonus for 2023 in an amount that is consistent with past practice; (4) for profit-sharing contributions to the Regal Bank 401(k) Profit Sharing Plan for 2022 and pro rata based on the timing of the closing of the merger for 2023, consistent with past practice; or (5) as may be necessary to comply with Section 409A of the Internal Revenue Code;

•

Hire any new employee with annual compensation in excess of $75,000, provided that Regal Bancorp or Regal Bank may hire at-will employees to fill vacancies that may from time to time arise in the ordinary course of business in consultation with Somerset Savings Bank;

•

enter into or, except as may be required by law (including amendments or modifications necessary to comply with Section 409A of the Internal Revenue Code), or materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees;

•	make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice;

•	merge or consolidate Regal Bancorp or Regal Bank with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve Regal Bancorp or Regal Bank;

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•	sell or lease all or any substantial portion of the assets or business of Regal Bancorp or its subsidiaries;

•	acquire all or any substantial portion of the assets or business of another entity except in connection with foreclosures or other collections of loans or other credit arrangements;

•	enter into a purchase and assumption transaction with respect to deposits and liabilities;

•	permit the revocation or surrender by Regal Bank of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

•	sell or otherwise dispose of the capital stock or assets of Regal Bancorp or Regal Bank other than in the ordinary course of business consistent with past practice;

•

subject any asset of Regal Bancorp or its subsidiaries to a lien or other encumbrance (other than deposits, FHLB advances, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers), except in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money (or assume or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

•

take any action that would result in Regal Bancorp’s representations and warranties in the merger agreement becoming untrue or in any of the closing conditions in the merger agreement not being satisfied, except in each case as may be required by applicable law or regulation or by any bank regulator;

•	knowingly take any action that could reasonably be expected to prevent or impede the merger or bank merger from qualifying as a tax-free reorganization under the Internal Revenue Code;

•	change any method of accounting (tax or financial), except as may be required by accounting principles generally accepted in the United States of America or banking regulators;

•

waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness, other than in the ordinary course of business consistent with past practice;

•

purchase any equity securities, or purchase securities for Regal Bancorp’s investment portfolio inconsistent with Regal Bancorp’s or Regal Bank’s current investment policy or otherwise alter, in any material respect, the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities;

•	make any loans other than loans that are consistent with Regal Bank’s current policies;

•

pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets to, or as applicable from, or enter into any agreement or arrangement with, any affiliates or associates, other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice;

•	enter into any derivative transaction other than in the ordinary course of business consistent with past practice;

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•

except for actions taken in accordance with the merger agreement, take any action that would give rise to a right of payment under any employment, change in control, severance or similar agreement or under Regal Bancorp compensation or benefit plan;

•	enter into any new line of business;

•	make any material changes to its material banking policies except as may be required by law or banking regulators;

•	make capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair;

•	purchase or sell any assets or incur any liabilities other than in the ordinary course of business consistent with past practice;

•	sell any participation interest in any loan, or purchase or sell any mortgage loan servicing rights, other than in the ordinary course of business consistent with past practice;

•	enter into leases or other contracts involving payments in excess of $25,000 annually, or containing any financial commitment extending beyond 12 months from the date of the merger agreement;

•

pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than in the ordinary course of business consistent with past practice that involves solely money damages not to exceed $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

•

foreclose upon or take a deed or title to any commercial real estate without first conducting an environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a materials of environmental concern;

•

issue any broadly distributed communication of a general nature to employees without prior consultation with Somerset Savings Bank and, to the extent relating to post-closing employment, benefit or compensation information without the prior written consent of Somerset Savings Bank (which shall not be unreasonably withheld, delayed or conditioned) or issue any broadly distributed communication of a general nature to customers without the prior written approval of Somerset Savings Bank (which shall not be unreasonably withheld, delayed or conditioned), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger; and

•	except as provided in the merger agreement, redeem the Regal Bancorp Subordinated Notes.

Current Information. Each party will confer with the other as to the general status of its ongoing operations. Regal Bank and Somerset Savings Bank will meet on a regular basis to discuss and plan for the conversion of Regal Bank’s data processing and related electronic informational systems to those of Somerset Savings Bank. Each party will promptly notify the other party of any material change in its business, any non-confidential governmental complaints, investigations or hearings of the institution or the threat of material litigation involving it.

Access to Properties and Records. Subject to other terms of the merger agreement, Regal Bancorp and Regal Bank have agreed to permit SR Bancorp reasonable access to their employees and properties, and to disclose and make available their books, papers and records relating to their operations.

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Financial and Other Statements. Regal Bancorp will furnish to Somerset Savings Bank copies of audited financial statements and copies of all internal control reports submitted to Regal Bancorp by its independent accountants. Regal Bancorp will deliver to Somerset Savings Bank copies of all reports that are filed with bank regulators. Each party will advise the other party of the receipt of examination reports from any bank regulator and will furnish to the other party any additional financial data as the other party may reasonably request.

Consents and Approvals of Third Parties; All Reasonable Efforts. Regal Bancorp and Somerset Savings Bank will use all commercially reasonable efforts to obtain all consents and approvals necessary for the consummation of the merger. Subject to the terms of the merger agreement, Regal Bancorp and Somerset Savings Bank will use all commercially reasonable efforts to take all action necessary or advisable to consummate the merger and Somerset Savings Bank will use all commercially reasonable efforts to take all action necessary or advisable to consummate the mutual-to-stock conversion and the conversion of its charter from a New Jersey-chartered savings association to a New Jersey-chartered commercial bank.

Failure to Fulfill Conditions. Regal Bancorp and SR Bancorp have agreed to promptly notify the other if they determine that a condition to their obligation to complete the merger (or for Somerset Savings Bank, the mutual-to-stock conversion) cannot be fulfilled and that they will not waive the condition.

No Solicitation. Regal Bancorp has agreed that, unless the merger agreement has been terminated, neither it, its subsidiaries, its officers, directors, employees, representatives, agents, advisors or affiliates will:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals to acquire Regal Bancorp or Regal Bank;

•	engage or participate in any negotiations with any entity to acquire Regal Bancorp or Regal Bank;

•	provide any confidential or non-public information or data to, or have or participate in any discussions with, any entity to acquire Regal Bancorp or Regal Bank; or

•

approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement to acquire Regal Bancorp or Regal Bank.

Notwithstanding the foregoing, before the Regal Bancorp shareholder approval of the merger, Regal Bancorp may furnish non-public information regarding Regal Bancorp to, or enter into discussions with, any entity to acquire Regal Bancorp and Regal Bank if:

•

Regal Bancorp has received a bona fide unsolicited written proposal to acquire Regal Bancorp and Regal Bank from a person or entity that did not result from a breach of Regal Bancorp’s non-solicitation obligation;

•

the Regal Bancorp Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and, with respect to financial matters, its independent financial advisor, that such proposal to acquire Regal Bancorp or Regal Bank constitutes or is reasonably likely to lead to a “Superior Proposal” (as defined below) and that the failure to furnish information to or enter into discussions with such person or entity may cause the Regal Bancorp Board of Directors to breach its fiduciary duties to shareholders under applicable law;

•	Regal Bancorp has provided SR Bancorp with at least two business days’ prior notice of such determination; and

•

before furnishing or affording access to any information or data with respect to Regal Bancorp, Regal Bancorp receives from such person or entity a confidentiality agreement with terms no less favorable to Regal Bancorp than those contained in the confidentiality agreement between Regal Bancorp and Somerset Savings Bank.

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“Superior Proposal” means any bona fide written proposal to acquire Regal Bancorp and Regal Bank on terms that the Regal Bancorp Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and, with respect to financial matters, its financial advisor (1) would result in a transaction that involves consideration to the Regal Bancorp shareholders that is more favorable, from a financial point of view, than the consideration to be paid to Regal Bancorp’s shareholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered; and (2) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

Regal Bancorp must promptly provide to Somerset Savings Bank any non-public information regarding Regal Bancorp or its subsidiaries that it provides to any other person or entity that was not previously provided to Somerset Savings Bank. Regal Bancorp will immediately cease and cause to be terminated any activities, discussions or negotiations with any person or entity with respect to any proposal to acquire Regal Bancorp or Regal Bank. Regal Bancorp will promptly notify Somerset Savings Bank in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with Regal Bancorp or any of its representatives, in each case in connection with any proposal to acquire Regal Bancorp or Regal Bank, and such notice will indicate the name of the person or entity initiating such discussions or negotiations or making such proposal or information request and the material terms and conditions of any proposals and an unredacted copy of any such proposal or information request. Regal Bancorp will keep SR Bancorp apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or proposal. Regal Bancorp will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Regal Bancorp Shareholder Meeting. Regal Bancorp will take all actions necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to vote on the merger agreement and the transactions provided for in the merger agreement. Regal Bancorp’s Board of Directors will recommend at its shareholder meeting that the shareholders vote to approve the merger agreement and will use its commercially reasonable efforts to obtain shareholder approval. Regal Bancorp will not (1) withdraw, qualify or modify, or propose to withdraw, qualify or modify its recommendation to approve the merger agreement, or make any statement, filing or release inconsistent with the that recommendation; or (2) approve or recommend, or publicly propose to approve or recommend, any third-party proposal to acquire Regal Bancorp or Regal Bank. However, before the Regal Bancorp shareholder meeting, the Regal Bancorp Board of Director may approve or recommend a Superior Proposal to its shareholders and withdraw, qualify or modify its recommendation to approve the merger if (i) the Regal Bancorp Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties to the Regal Bancorp shareholders under applicable law, and (2) after providing five business days’ notice to SR Bancorp, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by SR Bancorp, the Regal Bancorp Board has again in good faith made the determination that such third-party proposal to acquire Regal Bancorp and Regal Bank constitutes a Superior Proposal.

Unless the merger agreement has been terminated, the merger agreement must be submitted to the Regal Bancorp shareholders regardless of whether (1) the Regal Bancorp Board of Directors has changed its recommendation as to whether to vote for the merger or (2) a third-party proposal to acquire Regal Bancorp and Regal Bank has been publicly proposed or announced or otherwise submitted to Regal Bancorp or any of its advisors. SR Bancorp may require Regal Bancorp to adjourn, delay or postpone the Regal Bancorp shareholders meeting once for a period not to exceed 30 calendar days to solicit additional proxies necessary to obtain the required approval of Regal Bancorp shareholders.

Mutual-To-Stock Conversion. SR Bancorp and Somerset Savings Bank will take all reasonable steps necessary to effect the mutual-to-stock conversion. Somerset Savings Bank will take all steps necessary to call, give notice of, convene and hold a meeting of its voting members to approve the plan of conversion and use

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commercially reasonable efforts to obtain from its voting members the approval of the conversion. Somerset Savings Bank and SR Bancorp will use all reasonable efforts to prepare and file all regulatory applications required in connection with the conversion.

Regulatory Approvals. Each of Regal Bancorp, Regal Bank, SR Bancorp and Somerset Savings Bank will cooperate with the other and use their best efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the Securities and Exchange Commission, bank regulators and any other third parties necessary to consummate the merger, the mutual-to-stock conversion of Somerset Savings Bank and the conversion of Somerset Savings Bank’s charter from a New Jersey-chartered savings association to a New Jersey-chartered commercial bank.

Shareholder Litigation. Regal Bancorp must provide SR Bancorp prompt notice of any shareholder litigation against Regal Bancorp or its directors or officers relating to the merger and must provide SR Bancorp the opportunity to participate (at SR Bancorp’s expense) in the defense or settlement of any such litigation. Regal Bancorp must provide SR Bancorp the right to review and comment on all filings or responses to be made by Regal Bancorp in connection with any such litigation. Regal Bancorp will not settle any such litigation without SR Bancorp’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Treatment of Regal Bancorp Subordinated Notes. If requested by Somerset Savings Bank following the receipt of (1) all required regulatory approvals for the merger and the mutual-to-stock conversion; (2) Regal Bancorp shareholder approval of the merger; and (3) the required approval of the voting members of Somerset Savings Bank of the conversion, Regal Bancorp will take all necessary steps to redeem the Regal Bancorp subordinated notes. If the Regal Bancorp subordinated notes are not redeemed, SR Bancorp agrees to execute and deliver one or more supplemental indentures, guarantees, and/or other instruments required to assume the Regal Bancorp subordinated notes.

Employee Benefits

Somerset Savings Bank will review all Regal Bancorp compensation and benefit plans and may terminate or continue such plans. Except as set forth below, all Regal Bancorp employees who become participants in a Somerset Savings Bank compensation and benefit plan will be given credit for meeting eligibility and vesting requirements in such plans (but not for benefit accrual purposes) for service as an employee of Regal Bancorp or Regal Bank. Continuing employees will be considered new employees for purposes of eligibility and vesting in the Somerset Savings Bank defined benefit pension plan and will be considered as existing employees of Somerset Savings Bank for purposes of eligibility and vesting in the tax-qualified Somerset Savings Bank employee stock ownership plan to be formed in connection with the mutual-to-stock conversion.

SR Bancorp will honor the terms of existing Regal Bancorp employment, change in control, severance and other compensation agreements, plans and arrangements. Concurrently with the execution and delivery of the merger agreement, each executive of Regal Bank that was a party to a change in control agreement executed a settlement agreement setting forth the manner in which his rights under the change in control agreement will be settled by Regal Bank or Somerset Savings Bank.

In the event of any termination of any Regal Bank health, disability or life insurance plan or consolidation of such plan with any Somerset Savings Bank health, disability or life insurance plan, Somerset Savings Bank will make available to employees of Regal Bank who continue employment with Somerset Savings Bank and their dependents employer-provided health, disability or life insurance coverage on the same basis as it provides such coverage to Somerset Savings Bank employees. No coverage of any of the Regal Bank continuing employees or their dependents will terminate under any of the Regal Bank health, disability or life insurance plans before the time such continuing employees and their dependents become eligible to participate in the corresponding Somerset Savings Bank health, disability or life insurance plans, programs and benefits. With respect to any employee benefit plans of Somerset Savings Bank in which any continuing employee becomes eligible to participate, Somerset Savings Bank has agreed to use commercially reasonable efforts to:

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•

cause to be waived all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting period would apply under the analogous Somerset Savings Bank, SLA employee plan; and

•

provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any new plan.

Each Regal Bank employee whose employment is involuntarily terminated (other than for cause) at or within 12 months of the closing of the merger and who is not covered by a separate employment agreement, change in control agreement or severance agreement will receive a severance payment equal to two weeks of base pay for each full year of service at Regal Bank, with a minimum payment equal to four weeks of base pay for employees who have at least one full year of service as of their date of termination and a maximum of 26 weeks of base pay.

Regal Bank will have the right to pay a retention bonus to certain of its key employees.

Conditions to Completing the Merger

Conditions to the Obligations of Each Party Under the Merger Agreement. The respective obligations of SR Bancorp, Somerset Savings Bank, Regal Bancorp and Regal Bank to complete the merger are subject to the following conditions, none of which may be waived:

•	approval of the merger agreement by the requisite vote of Regal Bancorp’s shareholders;

•	approval of the mutual-to-stock conversion by the requisite vote of Somerset Savings Bank’s voting members;

•	the absence of any order, decree, injunction proceeding by a governmental entity, statute, rule or regulation by which the merger is enjoined or prohibited;

•	receipt of all required regulatory approvals, authorizations and consents and the expiration of all statutory waiting periods;

•

no stop order suspending the effectiveness of the registration statement of which this proxy statement-prospectus is a part shall have been issued, and no proceedings for that purpose have been initiated or threatened by the Securities and Exchange Commission, and the issuance of shares of common stock in the merger is not subject to a stop order of any state securities commissioner;

•	the shares of common stock of SR Bancorp to be issued in the merger will have been authorized for listing on the Nasdaq Stock Market;

•

Somerset Savings Bank, SR Bancorp and Regal Bancorp will have received from Luse Gorman, PC an opinion to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•	the conversion has been completed.

Additional Conditions to the Obligations or Each Party Under the Merger Agreement. The obligations of Somerset Savings Bank and Regal Bancorp are further subject to the following conditions:

•	subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of the parties made in the merger agreement;

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•	the other party to the merger agreement has performed in all material respects its obligations under the merger agreement;

•	the other party to the merger agreement has obtained all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful completion of the merger;

•	SR Bancorp having delivered the merger consideration to the exchange agent;

•	SR Bancorp having received a “comfort” letter from the independent accountants for Regal Bancorp;

•	since December 31, 2021, neither party shall have suffered any material adverse effect;

•

the absence of conditions or requirements in any regulatory approvals that (1) would prohibit or materially limit the ownership or operation by SR Bancorp or Somerset Savings Bank of the business or assets of Regal Bancorp or Regal Bank, (2) materially limit the business currently conducted by Somerset Savings Bank, (3) compel either party to dispose of or hold separate all or any material portion of the business or assets of Regal Bancorp or Regal Bank or (4) compel SR Bancorp or Somerset Savings Bank to take any action or commit to take any action or agree to any condition or request, if the prohibition, limitation, condition or other requirement could reasonably be expected to have a material adverse effect on the future operations of SR Bancorp and Somerset Savings Bank; and

•	neither SR Bancorp nor Somerset Savings Bank having terminated the employment agreement executed by Mr. Orbach.

SR Bancorp and Regal Bancorp cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Termination, Amendment and Waiver

Termination. The merger agreement may be terminated at any time before the completion of the merger under the following circumstances:

•	By mutual written agreement of the parties;

•

By either Regal Bancorp or SR Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement) if there has been a breach by the other party of any of the representations or warranties set forth in the merger agreement, in each case such that the conditions to closing would not be satisfied and such breach either cannot be cured or shall not have been cured within 30 days after the giving of written notice to such party of such breach;

•

By either Regal Bancorp or SR Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement) if there has been a material failure to perform or comply with any of the covenants or agreements set forth in the merger agreement, and such failure either cannot be cured or has not been cured with 30 days after the giving of written notice to such party of such breach;

•

By either SR Bancorp or Regal Bancorp, if the merger has not been completed by August 31, 2023, which date may be extended by mutual agreement; provided that no party may terminate the merger agreement if the failure to close the merger was due to such party’s breach of any of its obligations under the merger agreement;

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•

By either Regal Bancorp or SR Bancorp if the Regal Bancorp shareholder vote or Somerset Savings Bank member vote are not obtained (but only if the party seeking to terminate has fulfilled its obligations relating to calling the special meeting and recommending that its shareholders or voting members, as applicable, approve the merger agreement or the conversion, as applicable);

•

By either Regal Bancorp or SR Bancorp if any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order prohibiting consummation of the transactions contemplated by the merger agreement;

•

By SR Bancorp if (1) Regal Bancorp materially breaches its obligations regarding the solicitation of other third-party acquisition proposals or its obligation to submit the merger agreement to its shareholders or (2) the Regal Bancorp Board of Directors receives a “Superior Proposal” and withdraws, modifies or changes its recommendation to shareholders in a manner adverse to SR Bancorp.

Effect of Termination. If the termination results from a willful breach of any representation, warranty, covenant or agreement, the breaching party will be liable for any and all damages, costs and expenses sustained or incurred by the non-breaching party.

Termination Fee. The merger agreement provides that Regal Bancorp may be obligated to pay Somerset Savings Bank a termination fee of $2,336,000, plus out-of-pocket expenses not to exceed $550,000, if the merger agreement is terminated in the following circumstances:

•

SR Bancorp terminates the agreement because (1) Regal Bancorp has materially breached its obligations regarding the solicitation of other third-party acquisition proposals or its obligation to submit the merger agreement to its shareholders or (2) the Regal Bancorp Board of Directors receives a “Superior Proposal” and withdraws, modifies or changes its recommendation to shareholders in a manner adverse to SR Bancorp.

•

If SR Bancorp terminates the merger agreement because (1) Regal Bancorp breaches a covenant or agreement or if any representation or warranty of Regal Bancorp has become untrue and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to Regal Bancorp and such breach giving rise to such termination was knowing and intentional, or (2) Regal Bancorp’s shareholders fail to approve and adopt the merger agreement, and the time of such termination, SR Bancorp was not in breach of any representation, warranty or material covenant, then Regal Bancorp must pay the termination fee, plus out-of-pocket expenses not to exceed $550,000, if (a) an acquisition proposal was publicly announced or disclosed (i) before the termination of the merger agreement if terminated in accordance with (1) above, or (ii) before Regal Bancorp’s shareholders meeting if terminated in accordance with (2), above, and (b) within 12 months after termination of the merger agreement, Regal Bancorp enters into an agreement with respect to an acquisition proposal.

Expenses. Each of the parties will pay its own costs and expenses incurred in connection with the merger, except as discussed above.

Amendment, Extension and Waiver. The parties to the merger agreement may (1) amend the merger agreement; (2) extend the time for the performance of any of the obligations under the merger agreement; (3) waive any inaccuracies in the representations and warranties in the merger agreement; or (4) waive compliance with any of the agreements or conditions contained in the merger agreement, except that after any approval of the agreement by the Regal Bancorp shareholders, there may not be, without further approval of such shareholders, any amendment of the merger agreement that reduces the amount or value or changes the form of consideration to be delivered to Regal Bancorp’s shareholders pursuant to the merger agreement.

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Management and Operations Following the Merger

Board of Directors. Three individuals currently serving on the Board of Directors of Regal Bancorp, which will include David Orbach and two others to be selected by SR Bancorp after consultation with Regal Bancorp, will become directors of SR Bancorp and Somerset Regal Bank following completion of the merger. Mr. Orbach has indicated his intention to accept these positions.

Management. The current management team of Somerset Savings Bank will remain in place as the management team of Somerset Regal Bank as a result of the merger. Mr. Orbach will be named as the Executive Chairman of the Board of SR Bancorp and the Executive Vice Chairman of the Board of Somerset Regal Bank. Mr. Orbach has indicated his intention to accept these positions.

Description of SR Bancorp Capital Stock

As a result of the merger, certain shareholders of Regal Bancorp will become SR Bancorp shareholders. Your rights as a shareholder of SR Bancorp will be governed by Maryland General Corporation law and SR Bancorp’s articles of incorporation and bylaws. For a description of the material terms of SR Bancorp’s capital stock, see “Description of SR Bancorp Capital Stock” contained in SR Bancorp’s prospectus, which is attached to this proxy statement-prospectus. That description is subject to, and qualified by, SR Bancorp’s articles of incorporation and bylaws and Maryland law. We urge you to read the applicable provisions of Maryland General Corporation law, SR Bancorp’s articles of incorporation and bylaws. Copies of those documents have been filed with the Securities and Exchange Commission. See “Where You Can Find More Information” contained in SR Bancorp’s prospectus, which is attached to this proxy statement-prospectus, as to how to obtain a copy of SR Bancorp’s articles of incorporation and bylaws.

Comparison of Shareholders’ Rights

Introduction. As a result of the acquisition of Regal Bancorp, certain shareholders of Regal Bancorp will receive shares of common stock of SR Bancorp as merger consideration and will, therefore, become shareholders of SR Bancorp.

The rights of shareholders of a corporation are governed by the laws of the state in which the corporation is incorporated, as well as the governing instruments of the corporation itself - that is, its certificate (or articles) of incorporation and bylaws. Therefore, differences in the rights of holders of SR Bancorp common stock and Regal Bancorp common stock arise from the states of their respective organization and their respective certificate or articles of incorporation and bylaws. SR Bancorp is organized under the laws of the State of Maryland and Regal Bancorp is organized under the laws of the State of New Jersey. After the merger is completed, the rights of Regal Bancorp shareholders who become SR Bancorp shareholders will be governed by SR Bancorp’s articles of incorporation and bylaws and Maryland General Corporation Law.

The following is a summary of the material differences between SR Bancorp shareholders’ rights and Regal Bancorp shareholders’ rights. This summary is qualified in its entirety by references to applicable provisions of Maryland General Corporation Law, the New Jersey Business Corporation Act, SR Bancorp’s articles of incorporation and bylaws and Regal Bancorp’s certificate of incorporation and bylaws. See “Where You Can Find Additional Information” contained in SR Bancorp’s prospectus, which is attached to this proxy statement-prospectus, as to how to obtain a copy of SR Bancorp’s articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Regal Bancorp consists of 5,000,000 shares of common stock, no par value per share and 1,000,000 shares of preferred stock, no par value per share.

The authorized capital stock of SR Bancorp consists of 50,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. SR Bancorp’s articles of incorporation authorize more shares than will be issued in connection with its initial offering and the acquisition of Regal Bancorp, and the SR Bancorp Board of Directors will have discretion to change certain aspects of SR Bancorp’s capitalization following the merger.

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Dividends. Under the New Jersey Business Corporation Act, a New Jersey corporation, such as Regal Bancorp, may not pay dividends or purchase, redeem or otherwise acquire its own shares unless, if after paying dividends or acquiring its own stock, the corporation would be unable to pay its debts as they become due in the usual course of its business or its total assets would be less than its total liabilities.

The principal source of cash for dividend distributions to the holders of Regal Bancorp’s common stock would be from dividends paid to Regal Bancorp by Regal Bank. Accordingly, restrictions on Regal Bank’s cash dividend payments directly affect the payment of cash dividends by Regal Bancorp.

Regal Bank, as a New Jersey-chartered bank, is subject to certain limitations on the amount of cash dividends that it can pay. No dividends may be paid by Regal Bank unless, following the payment of the dividend, the capital stock of Regal Bank is unimpaired and either Regal Bank will have a surplus of not less than 50% of its capital stock, or the payment of the dividend will not reduce the surplus of Regal Bank.

In addition, the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation have authority to prohibit banks from engaging in what in their opinion constitutes an unsafe or unsound practice in conducting their businesses. The payment of cash dividends could, depending upon the financial condition of the bank involved, be considered an unsafe or unsound practice.

Under Maryland law, SR Bancorp is permitted to pay dividends or make other distributions unless, after the distribution: (1) SR Bancorp would not be able to pay its debts as they become due in the usual course of business; or (2) SR Bancorp’s total assets would be less than the sum of its total liabilities, plus, unless SR Bancorp’s articles of incorporation permit otherwise, the amount that would be needed, if SR Bancorp were dissolved at the time of the distribution, to satisfy preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.

Cumulative Voting for Election of Directors. Under New Jersey law and Maryland law, a corporation may provide for cumulative voting in the election of directors in its certificate or articles of incorporation. However, neither Regal Bancorp nor SR Bancorp permits cumulative voting in the election of directors. The absence of cumulative voting rights means that a plurality of the shares voted at a meeting of shareholders will elect the directors to be elected at that meeting, and thus preclude minority shareholder representation on the Board of Directors.

Limitation on Voting Rights of Greater-than-10% Shareholders. SR Bancorp’s articles of incorporation generally prohibit any shareholder that beneficially owns more than 10% of SR Bancorp’s outstanding shares of common stock from voting the shares in excess of this limit. Regal Bancorp does not have a similar provision in its certificate of incorporation.

Maryland Control Share Acquisition Statute. Maryland General Corporation Law contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation.

A corporation may, however, opt out of the control share statute through an articles or bylaw provision, which SR Bancorp has done pursuant to its bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of SR Bancorp common stock. Though not expected, SR Bancorp could decide to become subject to the Maryland control share acquisition statute by amending its bylaws to eliminate the opt-out provision. See “—Amendment of Governing Instruments.”

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Number and Classification of Directors. Regal Bancorp’s Board of directors consists of eight directors. Regal Bancorp’s bylaws provide that the number of directors must not be less than one nor more than 25 directors as may be established by the Board of Directors. Directors are elected by plurality vote by the shareholders. Directors are elected annually and until their successors are elected and qualified.

SR Bancorp’s Board of Directors is divided into three classes, with the members of each class of directors serving staggered three-year terms. SR Bancorp’s bylaws provide that SR Bancorp will have the number of directors as fixed by its Board of Directors. SR Bancorp currently has six directors. This number will change to nine upon the consummation of the merger with Regal Bancorp, when three current directors of Regal Bancorp are appointed to the Board of Directors of SR Bancorp.

Removal of Directors. New Jersey law provides that directors may be removed from office with or without cause by the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote in the election of directors.

SR Bancorp’s articles of incorporation provide that directors may be removed from office only for cause and only by the vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Filling Vacancies on the Board of Directors. Regal Bancorp’s bylaws provide that vacancies on the Board of Directors may be filled by a majority vote of the directors then in office even if the remaining directors do not constitute a quorum.

Pursuant to SR Bancorp’s articles of incorporation, vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

Limitations on Directors’ and Officers’ Liability. Regal Bancorp’s certificate of incorporation contains a provision limiting the personal liability of directors to the extent permitted by New Jersey law. The certificate of incorporation further provides that directors and officers will not be relieved for any breach of duty based upon an act or omission (1) in breach of the director’s or officer’s duty of loyalty to Regal Bancorp or its shareholders, (2) not in good faith or involving a knowing violation of law, or (3) resulting in receipt by such person of an improper personal benefit.

Consistent with Maryland law, SR Bancorp’s articles of incorporation provide that an officer or director of SR Bancorp will not be liable to SR Bancorp or its shareholders for money damages, except to the extent: (1) it is proved that the person actually received an improper benefit, for the amount of the benefit; (2) a final judgment or adjudication against the person is based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action against the person; or (3) provided by Maryland law.

Indemnification of Directors, Officers, Employees and Agents. The certificate of incorporation of Regal Bancorp provides that Regal Bancorp will indemnify its directors, officers, employees and certain other individuals against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred in connection with pending or threatened actions, suits or proceedings, whether civil, criminal, administrative or investigative, to the fullest extent permitted under the New Jersey Business Corporation Act.

Regal Bancorp may pay the expenses incurred by a person in connection with any action, suit or proceeding in advance of the final disposition of that proceeding, provided that Regal Bancorp has received a written undertaking to repay the amount advanced if it is ultimately determined that the director’s or officer’s acts or

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omissions (1) constitute a breach of the director’s or officer’s duty of loyalty to Regal Bancorp or its shareholders, (2) were not in good faith, (3) involved a knowing violation of laws, (4) resulted in the director or officer receiving an improper benefit or (5) were otherwise of such a character that New Jersey law would require that such amount be repaid.

SR Bancorp’s articles of incorporation provide that SR Bancorp will indemnify and advance expenses to its current and former directors and officers to the fullest extent required or permitted by Maryland law. SR Bancorp’s articles of incorporation also provide that SR Bancorp may indemnify other employees and agents to the extent authorized by its Board of Directors and permitted by law.

Maryland law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit or (3) in the case of a criminal proceeding, the person had reasonable cause to believe that his or her conduct was unlawful. Maryland law provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. Maryland law also provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit in which the person was found liable on the grounds that personal benefit was improperly received.

Maryland law provides that reasonable expenses incurred by a director, officer, employee or agent who is a party to a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if the corporation receives a written affirmation from the person to receive the advancement of that person’s good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by the person to repay the advanced amount if it is ultimately determined that he or she has not met the standard of conduct.

Special Meetings of Shareholders. Regal Bancorp’s bylaws provide that special meetings of shareholders may be called at any time by Regal Bancorp’s Chief Executive Officer, the Board of Directors or a majority of the holders of outstanding shares entitled to vote.

SR Bancorp’s bylaws provide that special meetings of shareholders may be called by the President, the Chief Executive Officer, the Chairperson of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that SR Bancorp would have if there were no vacancies on the Board of Directors. In addition, special meetings of the shareholders shall be called by the Secretary at the request of shareholders only on the written request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Shareholder Nominations and Proposals. Pursuant to Regal Bancorp’s bylaws, a shareholder proposal for business at an annual meeting of shareholders must be made in writing and delivered to the Secretary of Regal Bancorp at least 90 days and not more than 120 days before the anniversary date of the immediately preceding year’s annual meeting. Nominations for directors by shareholders must be made in writing and delivered to the Secretary of Regal Bancorp at least 90 days before the anniversary date of the immediately preceding year’s annual meeting. In addition to meeting the applicable deadline, shareholder proposals as well as nominations must be accompanied by certain information specified in Regal Bancorp’s bylaws.

SR Bancorp’s bylaws provide that SR Bancorp must receive written notice of any shareholder proposal for business and any shareholder director nominations at an annual meeting of shareholders not less than 90 days or more than 120 days before the anniversary date of the mailing of the proxy materials in connection with SR Bancorp’s prior year’s annual meeting. If the date of the current year annual meeting is advanced by more than 30 days from the anniversary date of the preceding year’s annual meeting, notice of the proposal or notice of the director nomination must be received by SR Bancorp no earlier than (1) the day on which public disclosures of the date of such annual meeting is first made and (2) not later than the tenth day following earlier of the day notice of the meeting was mailed to shareholders or public disclosure was made.

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Shareholder Action Without a Meeting. New Jersey law provides that any action required or permitted to be taken by the shareholders may be taken without a meeting if all shareholders entitle to vote at such meeting consent in writing.

Similarly, Maryland law provides, that any action required or permitted to be taken at a meeting of shareholders may instead be taken without a meeting if a unanimous written consent that sets forth the action is signed by each shareholder entitled to vote on the matter.

Shareholders’ Right to Examine Books and Records. Regal Bancorp’s bylaws provide that a list of shareholders will be available for inspection at least ten days before all meetings of shareholders and kept and made available throughout the meeting. Additionally, New Jersey law provides that any shareholder who has been a shareholder of record for at least six months preceding his or her demand, or his or her authorized representative or any person holding at least 5% of the outstanding shares, or his or her authorized representative, upon at least five days’ written demand, will have the right for any proper response to examine in person or through a representative, during usual business hours, its minutes of proceedings of its shareholders and to make extracts therefrom.

Under Maryland law, only a holder or group of holders of 5% or more of a corporation’s stock for at least six months has the right to inspect the corporation’s stock ledger, list of shareholders and books of account. Shareholders who have held their shares for less than six months and holders of fewer than 5% of the shares are entitled to inspect the corporation’s bylaws, shareholder minutes, annual statement of affairs and any voting trust agreements.

Vote Required for Certain Transactions. Regal Bancorp’s bylaws provide that, except as otherwise provided by law, any corporate action to be taken by a vote of the shareholders, other than the election of directors, will be authorized by not less than a majority of the votes cast.

SR Bancorp’s articles of incorporation provides that with respect to those actions as to which any provision of Maryland General Corporation Law requires shareholder authorization by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, any such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

Dissenters’ Rights of Appraisal. Under New Jersey law, shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares (so-called “appraisal rights”). Appraisal rights do not apply if, the shareholder will receive (1) cash, (2) shares that, upon consummation of the merger, will either be listed on a national securities exchange or held of record by not less than 1,000 holders, or (3) cash and such securities. Because SR Bancorp’s common stock will be listed on the Nasdaq Stock Market at the time of the merger, shareholders of Regal Bancorp do not have appraisal rights in connection with the merger.

Maryland law provides that, except in connection with a transaction governed by the Maryland business combination statute or exempted from that statute pursuant to the statute’s fair price provisions, a shareholder does not have appraisal rights in any transaction if the stock is listed on a national securities exchange, including the Nasdaq Stock Market. It is expected that the common stock of SR Bancorp will be listed on the Nasdaq Stock Market; and accordingly, the holders of SR Bancorp common stock will not entitled to appraisal rights.

Amendment of Governing Instruments. Generally, Regal Bancorp’s certificate of incorporation may be amended in the manner prescribed by New Jersey law, which requires the approval by the Board of Directors of Regal Bancorp and by the shareholders by a vote of the holders of at least a majority of the votes cast.

Regal Bancorp’s bylaws may be amended by the Board of Directors, subject to the right of Regal Bancorp’s shareholders to further amend the bylaws.

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Generally, SR Bancorp’s articles may be amended by the approval of at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of SR Bancorp entitled to vote on the matter, except that the proposed amendment of any provision of the articles of incorporation need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of SR Bancorp entitled to vote on the matter if the amendment of such provision is approved by at least two-thirds of the Board of Directors.

SR Bancorp’s bylaws may be amended either by a majority of the Board of Directors, or by an 80% vote of SR Bancorp’s shareholders, voting together as a single class.

Proposal 2 – Adjournment of the Special Meeting

If there are not sufficient votes to approve and adopt the merger agreement at the time of the Special Meeting, Regal Bancorp may propose adjournment of the meeting to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by Regal Bancorp at the time of the Special Meeting to be voted for an adjournment, if necessary, Regal Bancorp is submitting the question of adjournment to its shareholders as a separate matter for their consideration. If it is necessary to adjourn the Special Meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the Special Meeting of the place, date and time to which the Special Meeting is adjourned.

The Board of Directors of Regal Bancorp unanimously recommends that shareholders vote “FOR” the adjournment proposal.

Miscellaneous

Whether or not you plan to attend the Special Meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

Legal Matters

The validity of the shares of SR Bancorp common stock to be issued in connection with the merger will be passed upon for SR Bancorp by Luse Gorman, PC, Washington, D.C. The federal tax consequences of the merger have been opined upon by Luse Gorman, PC. Certain legal matters will be passed upon for Regal Bancorp and Regal Bank by Windels Marx Lane & Mittendorf, LLP, New Brunswick, New Jersey.

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PART	II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of shares of our common stock being registered.

*	Registrant’s Legal Fees and Expenses	$800,000
*	Registrant’s Accounting Fees and Expenses, Including Tax Opinion Fees	350,000
*	Marketing Agent Fees and Expenses(1)	1,321,000
*	Records Management Agent’s Fees and Expenses	45,000
*	Appraisal Fees and Expenses	165,000
*	Printing, Postage, Mailing and EDGAR Fees	600,000
*	Filing Fees (Nasdaq, FINRA, SEC)(1)	118,000
*	Transfer Agent Fees and Expenses	35,000
*	Business Plan Fees and Expenses	67,000
*	Other	20,000

*	Total	$3,521,000

*	Estimated.
(1)	Estimated at the adjusted maximum of the offering range, assuming 100% of the shares are sold in the subscription offering.

Item 14.	Indemnification of Directors and Officers

Articles 10 and 11 of the Articles of Incorporation of SR Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such. References to the MGCL refer to Maryland General Corporation Law:

ARTICLE 10. Indemnification, etc. of Directors and Officers.

A.     Indemnification. The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in Section A of this Article 10 shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the MGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director of officer, indemnification shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

B.     Procedure. If a claim under Section A of this Article 10 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his or her good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C.     Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D.     Insurance. The Corporation may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E.     Miscellaneous. The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contractual rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

F.     Limitations Imposed by Federal Law. Notwithstanding any other provision set forth in this Article 10, in no event shall any payments made by the Corporation pursuant to this Article 10 exceed the amount permissible under applicable federal law, including, without limitation, Section 18(k) of the Federal Deposit Insurance Act and the regulations promulgated thereunder.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or to an advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ARTICLE 11. Limitation of Liability. An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the personal liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letters between Somerset Savings Bank, SLA and Keefe Bruyette & Woods, Inc.

1.2	Form of Agency Agreement between Somerset Savings Bank, SLA, SR Bancorp, Inc. and Keefe Bruyette & Woods, Inc.*

2.1	Plan of Conversion of Somerset Savings Bank, SLA

2.2	Agreement and Plan of Merger By and Among SR Bancorp, Inc., Somerset Savings Bank, SLA, Regal Bancorp, Inc., and Regal Bank

3.1	Articles of Incorporation of SR Bancorp, Inc.

3.2	Bylaws of SR Bancorp, Inc.

4	Form of Common Stock Certificate of SR Bancorp, Inc.

5	Opinion of Luse Gorman, PC regarding legality of securities being registered*

8.1	Federal Tax Opinion of Luse Gorman, PC*

8.2	State Tax Opinion of Baker Tilly US, LLP*

10.1	Employment Agreement, dated July 25, 2022, by and between Somerset Savings Bank, SLA and William P. Taylor

10.2	Employment Agreement, dated July 25, 2022, by and between Somerset Savings Bank, SLA and Christopher J. Pribula

10.3	Employment Agreement, dated July 25, 2022, by and between Somerset Savings Bank, SLA and David Orbach

10.4	Somerset Savings Bank Supplemental Executive Retirement Plan

10.5	Somerset Savings Bank, SLA Deferred Compensation Plan

21	Subsidiaries of SR Bancorp, Inc.

23.1	Consent of Luse Gorman, PC (set forth in Exhibits 5 and 8.1)*

23.2	Consent of Baker Tilly US, LLP re: Somerset Savings Bank*

23.3	Consent of Baker Tilly US, LLP with respect to state tax opinion (set forth in Exhibit 8.2)*

23.4	Consent of RP Financial, LC.

23.5	Consent of Baker Tilly US, LLP re: Regal Bancorp*

23.6	Consent of David Orbach*

24	Power of Attorney (set forth on the signature page to this Registration Statement)

99.1	Engagement Letter with RP Financial, LC. to serve as appraiser

99.2	Letter of RP Financial, LC. with respect to subscription rights

99.3	Appraisal Report of RP Financial, LC.

99.4	Marketing Materials*

99.5	Stock Order and Certification Form*

99.6	Letter of RP Financial, LC. with respect to liquidation rights

107	Filing Fee Table*

*	To be filed supplementally.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bound Brook, State of New Jersey, on                     .

SR BANCORP, INC.

By:
William P. Taylor
Chairman and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors of SR Bancorp, Inc. (the “Company”), severally constitute and appoint William P. Taylor with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said William Taylor may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-1 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said William Taylor shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Chairman and Chief Executive Officer and Director (Principal Executive Officer)
William P. Taylor

Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Harris M. Faqueri

Director, President and Chief Operating Officer
Christopher J. Pribula

Director
Mary E. Davey

Director
John W. Mooney

Director
James R. Silkensen

Director
Douglas M. Sonier